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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Filed pursuant to 424(b)(4)
Registration No. 333-170657

Prospectus

11,740,000 American Depositary Shares

Bona Film Group Limited

Representing 5,870,000 Ordinary Shares

        This is an initial public offering of American depositary shares, or ADSs, of Bona Film Group Limited. We are offering 11,740,000 ADSs. Each two ADSs represent one ordinary share.

        The initial public offering price is $8.50 per ADS. Currently, no public market exists for the ADSs or the ordinary shares. Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol "BONA."

        Investing in our ADSs involves a high degree of risk. See "Risk Factors" beginning on page 15.

	Per ADS	Total
Initial public offering price	$8.500	$99,790,000
Underwriting discount	$0.595	$6,985,300
Proceeds, before expenses, to us	$7.905	$92,804,700

        The underwriters have an option to purchase up to an additional 1,761,000 ADSs from the selling shareholders to cover over-allotments, at the public offering price within 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

        The ADSs will be ready for delivery on or about December 14, 2010.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch		J.P. Morgan
CICC
Piper Jaffray		Cowen and Company

The date of this prospectus is December 8, 2010.

        You should rely only on the information contained in this document or which we have referred to you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document is current only as of the date of this document.

i

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under "Risk Factors" before deciding whether to buy our ADSs.

 Bona Film Group Limited

Our Business

        We are the largest privately owned film distributor in China. We are the leading distributor of domestic films among all privately owned film distributors in China in terms of number of films distributed and total box office receipts in 2009, according to a report we commissioned from EntGroup International Consulting (Beijing) Co. Ltd., or EntGroup, a third-party PRC consulting and market research firm focusing on media markets and a member of the ComInsight Group. In 2007, 2008 and 2009, films that we distributed or invested in accounted for 44.1%, 40.0% and 44.1%, respectively, of the total box office receipts for the 20 highest grossing domestic films in China, helping to establish us as a leading player in the fast growing Chinese film market. A small number of our films, typically ones that are released during the peak season, account for a substantial portion of our net revenues each year. Our remaining films generate lower net revenues but generally have lower costs for the acquisition of distribution rights or production. Our top five films each year in 2007, 2008 and 2009 accounted for 50.6%, 63.5% and 67.9% of our net revenues in those years, respectively. Since our inception in November 2003, we have distributed 139 films (including 29 films internationally), and we generally distribute between 16 and 20 films theatrically each year.

        We believe that our brand name and reputation in the Chinese film industry, our experience in distribution and marketing, our collaborations with other domestic and international film industry players, and our management's access to industry participants enable us to identify and secure distribution rights for promising film projects. We also selectively invest in film production projects by funding a portion of the film production budget in order to augment the supply of desirable film projects that we can distribute, while at the same time gaining title to or economic benefits associated with the copyright for those films.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have also distributed 17 Chinese films (including Hong Kong films) internationally since 2008, from which we generated nil, US$2.0 million and US$5.2 million in net revenues in 2008, 2009 and the nine months ended September 30, 2010, respectively. Although our international film distribution business has not historically made a significant contribution to our results of operations, it has accounted for an increasing proportion of our net revenues. We believe that we are well positioned to take advantage of the increasing popularity of Chinese films abroad, given our track record of international distribution and the distribution arrangements we have established with film distributors in markets including Korea, Japan and Southeast Asia. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenues from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio.

        In addition to film distribution and production operations, we own and operate six movie theaters in commercial districts and residential areas in several major cities in China. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints to movie theaters. Consistent with industry practice in

China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. Our movie theater business, which we acquired in April 2010, generated net losses of US$0.8 million and US$1.9 million in 2008 and 2009, respectively, and net loss of US$0.1 million for the period from April 23 to September 30, 2010. We paid consideration in the form of 5,810,320 newly issued ordinary shares with a fair value of US$4.50 per share, or US$26.1 million in the aggregate, as of the acquisition date and the settlement of US$5.3 million that Mr. Dong Yu owed to us. The ordinary shares paid to Mr. Dong Yu would have a current value of US$98.8 million, at the initial public offering price of US$8.50 per ADS. Our talent agency business leverages our relationships in the film and entertainment industry and enables us to source desirable films for distribution, gives us additional insight into the film projects that are being contemplated and developed, and provides another source for promising film opportunities. We also leverage our films and movie theater operations to attract advertising customers. We also believe that our movie theaters under the "Bona" brand, our ability to sell advertising in the films we exhibit and our representation of artists through our talent agency add to the strength of our business and assist in building a brand which we believe is synonymous with high quality films in China.

        We generated net revenues of US$22.4 million, US$23.4 million and US$38.4 million in 2007, 2008 and 2009, respectively, representing a compound annual growth rate, or CAGR, of 30.9%. Our net income was US$2.0 million, US$0.4 million and US$5.5 million in 2007, 2008 and 2009, respectively. For the nine months ended September 30, 2010, we generated net revenues of US$35.0 million and net loss of US$7.4 million. Our net income in 2007, 2008 and 2009 included a gain of US$31,000, a loss of US$2.0 million and a gain of US$0.1 million, respectively, from changes in fair value of derivatives. Our net loss for the nine months ended September 30, 2010 included a loss of US$14.5 million from changes in fair value of derivatives. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income for 2007, 2008 and 2009 was US$2.0 million, US$2.7 million and US$5.4 million, respectively, representing a CAGR of 65.2%. For the nine months ended September 30, 2010, our non-GAAP net income was US$7.4 million. For a reconciliation of our non-GAAP net income to the U.S. GAAP net income, see footnote (1) to our summary consolidated statement of operations data included elsewhere in this prospectus. The redemption terms of the Series A and Series B preferred shares were amended in August 2010, and as a result, we have ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

Our Industry

        The PRC film industry has been experiencing strong and consistent growth for the past few years. According to EntGroup, total box office for urban Chinese movie theaters grew at a CAGR of 32.0% from 2005 to 2009, compared to a CAGR of 4.7% for the United States and 6.7% for the entire world over the same period. In absolute terms, total box office for urban Chinese movie theaters has grown from RMB2.1 billion in 2005 (US$313.9 million) to RMB6.2 billion (US$926.7 million) in 2009 and is projected by EntGroup to reach RMB21.0 billion (US$3.1 billion) by 2012, representing a three-year CAGR of 50.2%. This growth has been driven primarily by strong increases in viewership, which in turn has been fueled by the increase in the number of modern movie theaters and the improvement in film quality and variety in China. Total admission for urban Chinese movie theaters has increased from 73 million in 2005 to 200 million in 2009, while the average ticket price increased moderately from RMB30.0 (US$4.5) in 2005 to RMB31.0 (US$4.6) in 2009, according to EntGroup.

        The following table sets forth the box office, admission, per capita admission and average ticket price for and number of urban Chinese movie theaters for the periods indicated:

	For the year ended December 31,
	2005	2006	2007	2008	2009	2010E	2011E	2012E
China box office
RMB billions	2.1	2.6	3.3	4.3	6.2	10.3	14.9	21.0
US$ millions	313.9	388.6	493	642.7	926.7	1,539	2,227	3,138
Admission (millions)	73	89	130	170	200	258	330	430
Per capita admission	0.13	0.15	0.22	0.28	0.32	0.40	0.51	0.64
Average ticket price
RMB	30.0	21.2	24.4	27.6	31.0	31.9	32.8	33.7
US$	4.5	3.2	3.6	4.1	4.6	4.8	4.9	5.0
Number of urban movie theaters	1,243	1,326	1,427	1,545	1,687	1,870	2,100	2,400

Source: EntGroup.

        State-owned enterprises have historically dominated and have in recent years continued to play a prominent role in the PRC film industry. The top three state-owned film distributors, China Film Group Corporation, Huaxia Film Distribution Co., Ltd. and Shanghai Film Group, together accounted for between 36.3% and 43.7% of the total box office for domestic films between 2007 and 2009, according to EntGroup. Moreover, two state-owned film distributors have the exclusive right to distribute the limited number of foreign films, mainly Hollywood blockbusters, that may be exhibited in China on a box office sharing basis. Privately owned film distributors have increasingly captured a sizeable share of the market for distribution of domestic films. Our company and Huayi Brothers are the top two privately owned film distributors; our company accounted for 16.5%, 17.1% and 17.3% of the total domestic films' box office in 2007, 2008 and 2009, and Huayi Brothers accounted for 6.4%, 19.4% and 13.2% during those same years, according to EntGroup. State-owned enterprises may consider non-commercial interests in operating their business and may from time to time support the production and distribution of films that promote themes and initiatives supported by the PRC government. Privately owned companies, such as our company, generally have greater flexibility in operating their business on a commercial basis, including in selecting the films they produce or distribute.

        Apart from box office, revenues from non-theatrical channels, overseas distribution and movie related advertising also contribute to the total film industry revenues in China.

        Revenues from non-theatrical channels such as television royalties, new media and home video products although still relatively low in China, are expected to increase in the future and are forecast to reach RMB2.6 billion (US$388.6 million) by 2012, according to EntGroup.

        Increasing appreciation of Chinese culture and films have considerably raised the profile of Chinese domestic films in the overseas market. According to EntGroup, total film exporting revenues are expected to grow from RMB2.8 billion (US$418.5 million) in 2009 to RMB4.1 billion (US$612.8 million) by 2012, representing a three-year CAGR of 14.1%. The top markets for Chinese movies include Hong Kong, Taiwan, Southeast Asia and other overseas markets with large Chinese populations.

        The market size for film-related advertising in China, which includes in-film and pre-screening advertising, is forecast to grow from approximately RMB520 million (US$77.7 million) to approximately RMB2,180 million (US$325.8 million) between 2009 and 2012, representing a three-year CAGR of 61.2%, according to EntGroup. In-film advertisement is increasingly welcomed by studios as an alternative film financing source.

        Underlying this growth in the Chinese film industry are other market and economic factors that we believe provide a foundation for continued future growth including:

  •
  sustained economic growth, continued urbanization and higher disposable income;

  •
  a favorable regulatory environment;

  •
  an increasing number of modern multiplex movie theaters;

  •
  potential for higher film penetration due to China's early-stage film industry; and

  •
  increasing quantity of Chinese films that have been achieving growing global recognition.

Our Competitive Strengths

        We believe that the following strengths give us a competitive advantage and set us apart from our competitors:

  •
  the largest privately owned film distributor in China;

  •
  extensive presence across the film industry value chain enhancing our core distribution business;

  •
  strong distribution capability through multiple channels;

  •
  scale of operations enabling us to increase commercial upside with prudent risk management policy; and

  •
  management team and professionals with proven track record in the Chinese film industry and high-profile international private equity shareholders.

Our Strategies

        We plan to implement the following strategies:

  •
  continue to leverage our distribution scale to strengthen our presence across the entire film industry value chain and reinforce our position as a leading film distributor in China;

  •
  continue to expand our international film distribution business;

  •
  continue to develop complementary businesses and new platforms for film distribution;

  •
  expand into new entertainment formats, enhance our content offerings and build a strong licensing business for our top film franchises; and

  •
  become the film distributor and producer of choice for China's leading creative talent and continue to leverage our management team's film and entertainment industry connections in China.

Our Challenges

        We face risks and uncertainties relating to:

  •
  our dependence upon the success of a limited number of film releases and factors in the film industry that are difficult to predict;

  •
  the risks inherent in producing and distributing films;

  •
  our ability to adapt to and successfully exploit non-theatrical distribution channels;

  •
  our ability to retain and attract our senior management and key personnel;

  •
  economic conditions and trends in China, including adverse economic conditions that may result in declines in the film industry;

  •
  government controls and regulations in the film, television, talent agency and advertising industries; and

  •
  our corporate structure based on a series of contractual arrangements in order to comply with applicable PRC laws and regulations.

        Please see "Risk Factors" and other information included in this prospectus for a detailed discussion of these risks and uncertainties.

Corporate Structure

        In anticipation of this initial public offering, we incorporated Bona Film Group Limited in the Cayman Islands as a listing vehicle on July 8, 2010. Bona Film Group Limited became our ultimate holding company when it issued one preferred or ordinary share to existing shareholders of Bona International Film Group Limited on November 10, 2010, in exchange for every 16 of the respective preferred or ordinary shares that these shareholders held in Bona International Film Group Limited. Bona International Film Group Limited was incorporated in the British Virgin Islands on December 13, 2006, to facilitate investments by financial investors and as part of our reorganization conducted in 2007.

        In April 2010, we entered into a series of transactions to acquire Beijing Bona International Cineplex Investment and Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd., two companies that focus on the movie theater business in China. These companies were beneficially owned by Mr. Dong Yu, our chairman and chief executive officer, and his immediate family member. The total consideration comprised 5,810,320 newly issued ordinary shares and the settlement of US$5.3 million that Mr. Dong Yu owed to us.

        We operate our businesses in China through our affiliated consolidated entities and their subsidiaries due to PRC regulations that prohibit or restrict foreign investments in the film, television and talent agency industries and impose qualifications for foreign investors in the advertising industry. We have three affiliated consolidated entities in China that operate our businesses in China, each of which is an entity duly formed under PRC law. We are subject to various risks relating to our corporate structure. For example, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. If a PRC government authority determines that our corporate structure, the contractual arrangements underlying our corporate structure or the reorganization we undertook to establish our current corporate structure violate any applicable PRC laws, rules or regulations, the contractual arrangements may become invalid or unenforceable, and we could be subject to strict penalties and be required to obtain additional governmental approvals from the PRC regulatory authorities. In addition, the contractual arrangements may not be as effective in providing operational control or enabling us to derive economic benefits as ownership of controlling equity interests. See "Risk Factors—Risks Relating to Our Corporate Structure" and "—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us."

        The following diagram illustrates our shareholding and corporate structure and our significant subsidiaries and affiliated consolidated entities immediately after the completion of this offering (assuming no exercise of the underwriters' over-allotment option). See "Our Corporate Structure" for more information.

(A)
Refers to Sequoia Capital China I L.P., Sequoia Capital China Partners Fund I L.P., Sequoia Capital China Principals Fund I L.P. and their affiliates, collectively.
(B)
Refers to Matrix Partners China I L.P., Matrix Partners China I-A L.P., and their affiliates, collectively.
(1)
The regulatory registration of the transfer of the 60% of the equity interests of Shanghai Bona Yinxing Cinema Development Co., Ltd. from Beijing Baichuan Film Distribution Co., Ltd. to Beijing Bona International Cineplex Investment and Management Co., Ltd. is in process.

Corporate Information

        Our principal executive offices are located at 11/F, Guan Hu Garden 3, 105 Yao Jia Yuan Road, Chaoyang District, Beijing 100025, People's Republic of China. Our telephone number at this address is (86) 10 5928 3663 and our fax number is (86) 10 5928 3383. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

        Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is www.bonafilm.cn. The information contained on our website is not a part of this prospectus.

 Conventions Which Apply to This Prospectus

        Except where the context otherwise requires and for purposes of this prospectus only:

  •
  "ADSs" refers to our American depositary shares, each two of which represent one ordinary share, and "ADRs" refers to the American depositary receipts that may evidence our ADSs;

  •
  "affiliated consolidated entities" refer to Beijing Baichuan Film Distribution Co., Ltd., Beijing Bona Film and Culture Communication Co., Ltd. and Beijing Bona Advertising Co., Ltd., all of which are companies organized under PRC law. Substantially all of our operations in China are conducted by our affiliated consolidated entities or their subsidiaries, in which we do not own any equity interest, through our contractual arrangements. We treat the affiliated consolidated entities as variable interest entities and have consolidated their financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP;

  •
  "Bona New World" refers to Beijing Bona New World Media Technology Co., Ltd., our PRC subsidiary;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan, Hong Kong and Macau;

  •
  "Matrix Partners China Funds" refers to Matrix Partners China I L.P., Matrix Partners China I-A L.P., and their affiliates, collectively;

  •
  "our films" refers to films (i) for which we have acquired the distribution rights, whether as the principal distributor or as a participating distributor, (ii) to which we own all or a portion of the copyright, or (iii) in which we have the right to receive a share of the net revenues;

  •
  "preferred shares" refers to our Series A preferred shares or Series B preferred shares;

  •
  "RMB" or "Renminbi" refers to the legal currency of China; "$," "dollars," "US$" and "U.S. dollars" refer to the legal currency of the United States;

  •
  "Series A preferred shares" refers to our Series A convertible redeemable preferred shares, par value US$0.0005 per share;

  •
  "Series B-1 preferred shares" refers to our Series B-1 convertible redeemable preferred shares, par value US$0.0005 per share; "Series B-2 preferred shares" refers to our Series B-2 convertible redeemable preferred shares, par value US$0.0005 per share; "Series B-3 preferred shares" refers to our Series B-3 convertible redeemable preferred shares, par value US$0.0005 per share; and "Series B preferred shares" refers to our Series B-1 preferred shares, Series B-2 preferred shares or Series B-3 preferred shares;

  •
  "Sequoia Funds" refers to Sequoia Capital China I L.P., Sequoia Capital China Partners Fund I L.P., Sequoia Capital China Principals Fund I L.P. and their affiliates, collectively;

  •
  "shares" or "ordinary shares" refers to our ordinary shares, par value US$0.0005 per share; and

  •
  "we," "us," "our company" and "our" refer to Bona Film Group Limited, a Cayman Islands company, and its predecessor entities and subsidiaries, and, unless the context otherwise requires, our affiliated consolidated entities in China.

        Unless otherwise indicated, information in this prospectus:

  •
  assumes that the underwriters do not exercise their option to purchase additional ADSs;

  •
  reflects (i) the stock split on March 24, 2010 of each issued and unissued ordinary share and preferred share, which had a par value of US$0.01 per share in the authorized share capital of

    Bona International Film Group Limited into 100 shares of par value of US$0.0001 per share and (ii) the 16 to 1 share exchange of preferred and ordinary shares of Bona International Film Group Limited for preferred and ordinary shares of our company completed on November 10, 2010; and

  •
  reflects the conversion of all outstanding convertible redeemable preferred shares to ordinary shares at a conversion ratio of one Series A preferred share to approximately 1.8421 ordinary shares and one Series B preferred share to one ordinary share upon the closing of this offering.

        This prospectus contains statistical data that we obtained from various government and private publications. We have not independently verified the data in these reports. Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the statistical data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In particular, this prospectus contains statistical data extracted from a report issued by EntGroup International Consulting (Beijing) Co. Ltd., or EntGroup, a PRC consulting and market research firm and a member company of the ComInsight Group. The report is titled China Film Industry Review, 2010 and was commissioned by us for a fee that is more than nominal.

 THE OFFERING

Offering price	The initial public offering price is US$8.50 per ADS.
ADSs offered by us	11,740,000 ADSs.
Ordinary shares outstanding immediately after this offering	29,349,481 ordinary shares.
The number of ordinary shares that will be outstanding immediately after this offering:
• excludes ordinary shares issuable upon the exercise of options to purchase our ordinary shares outstanding as of the date of this prospectus; and
• excludes ordinary shares reserved for future issuance under our 2010 share incentive plan.
The ADSs	Each two ADSs represent one ordinary share, par value US$0.0005 per share.

•       The depositary will hold the ordinary shares underlying your ADSs. You will have the rights as provided in the deposit agreement between us, the depositary and holders and beneficial owners of our ADSs from time to time.

• If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

•       You may surrender your ADSs to the depositary in exchange for the ordinary shares underlying your ADSs. The depositary will charge you fees for any exchange. The depositary may refuse to accept for surrender ADSs only in the case of (i) temporary delays caused by closing our transfer books or those of the depositary or the deposit of our ordinary shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any laws or governmental regulations relating to depositary receipts or to the withdrawal of deposited securities. Subject thereto, in the case of surrender of a number of ADSs representing other than a whole number of our ordinary shares, the depositary will cause ownership of the appropriate whole number of our ordinary shares to be delivered in accordance with the terms of the deposit agreement and will, at the discretion of the depositary, either (i) issue and deliver to the person surrendering such ADSs a new ADS representing any remaining fractional ordinary share or (ii) sell or cause to be sold the fractional ordinary shares represented by the ADSs surrendered and remit the proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the depositary and taxes and/or governmental charges) to the person surrendering the ADS.
• Voting instructions may be given only in respect of a number of ADSs representing an integral number of our ordinary shares or other deposited securities.
• We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective and you continue to hold your ADSs, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section of this prospectus entitled "Description of American Depositary Shares." You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Over-allotment option	The selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase a maximum of 1,761,000 additional ADSs.
Reserved ADSs
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 939,200 ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. See "Underwriting—Reserved ADSs" for additional information.
Use of proceeds
Our net proceeds from this offering are expected to be approximately US$89.3 million, at the initial public offering price of US$8.50 per ADS after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use our net proceeds from this offering for:

•       possible acquisitions, including of movie theaters to further build up and strengthen our national film exhibition network, although we are not currently negotiating and have not entered into any agreements for any such acquisitions;

• acquisition of film distribution rights including investment in film productions to secure film distribution rights; and

general corporate purposes, including funding possible acquisitions of complementary businesses, although we are not currently negotiating any such acquisitions. See "Use of Proceeds" for additional information.
We will not receive any of the proceeds from the sales of the ADSs by the selling shareholders.
Lock-up
We have agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. In addition, our executive officers, directors and our existing shareholders and holders of our stock options have also agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. See "Underwriting."
Listing
Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol "BONA." The ADSs or ordinary shares will not be listed on any other exchange or traded on any other automated quotation system.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.
Depositary	Deutsche Bank Trust Company Americas.

 Summary Consolidated Financial Data

        The following summary consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those audited consolidated financial statements is included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2007 have been derived from our audited financial statements not included in this prospectus. The summary consolidated statement of operations data for the nine months ended September 30, 2009 and 2010 and the summary consolidated balance sheet data as of September 30, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements.

        You should read the summary consolidated financial data in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,			For the nine months ended September 30,
	2007	2008	2009	2009	2010
	(US$)	(US$)	(US$)	(US$)	(US$)
Consolidated Statement of Operations Data
Net revenues	22,398,483	23,396,442	38,372,551	15,458,918	34,984,968
Cost of revenue	12,916,429	12,706,866	19,888,461	7,869,256	17,300,682
Operating expenses	7,192,395	6,979,288	12,922,235	6,810,991	11,771,958
Government subsidy	—	—	—	—	88,147

Operating income	2,289,659	3,710,288	5,561,855	778,671	6,000,475
Other income (loss):
Changes in fair value of warrants	(183)	(306,050)	119,451	119,451	—
Changes in fair value of derivatives	31,000	(1,994,000)	90,000	393,000	(14,528,000)
Other	(261,061)	308,238	(145,767)	5,368	1,241,986

Net income (loss)(1)	2,002,401	440,955	5,459,665	1,453,596	(7,368,313)

Net income (loss) attributable to the non-controlling interests	367,939	199,225	(168,429)	(295,698)	(107,655)
Deemed dividend on Series A and Series B convertible redeemable preferred shares	381,073	873,652	1,394,985	916,023	1,603,266
Undistributed earnings allocated to holders of participating Series A and Series B convertible redeemable preferred shares	254,303	—	1,947,831	354,536	—

Net income (loss) attributable to holders of ordinary shares of Bona Film Group Limited	999,086	(631,922)	2,285,278	478,735	(8,863,924)

Net income (loss) per ordinary share:
Basic	0.10	(0.07)	0.27	0.05	(0.77)
Diluted	0.10	(0.07)	0.27	0.05	(0.77)
Shares used in computation of net income per ordinary share:
Basic	9,542,114	9,051,563	8,453,842	9,052,396	11,555,326
Diluted	9,542,114	9,051,563	8,518,402	9,052,719	11,555,326

(1)
As a supplement to net income, we use a non-GAAP financial measure of net income that is adjusted from results based on U.S. GAAP to exclude share-based compensation, changes in fair value of warrants and changes in fair value of derivatives. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

  The following table sets forth the reconciliation of our non-GAAP net income to our U.S. GAAP net income.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	(US$)	(US$)	(US$)	(US$)	(US$)
Net income (loss)	2,002,401	440,955	5,459,665	1,453,596	(7,368,313)
Adjustment for share-based compensation	—	—	132,902	114,780	226,688
Adjustment for changes in fair value of warrants	183	306,050	(119,451)	(119,451)	—
Adjustment for changes in fair value of derivatives	(31,000)	1,994,000	(90,000)	(393,000)	14,528,000

Adjusted net income (non-GAAP)	1,971,584	2,741,005	5,383,116	1,055,925	7,386,375

	As of December 31,			As of September 30,
	2007	2008	2009	2010
	(US$)	(US$)	(US$)	(US$)	Pro forma as adjusted(1) (US$)
Consolidated Balance Sheet Data
Cash	6,663,011	4,771,897	7,418,213	12,132,514	101,837,214
Accounts receivable, net of allowance for doubtful accounts	4,347,569	4,673,515	19,491,100	8,081,160	8,081,160
Total current assets	11,350,873	13,567,290	33,940,357	42,117,177	42,117,177
Distribution rights	6,300,851	3,847,906	5,550,394	1,234,100	1,234,100
Production costs	—	3,785,691	19,528,560	47,551,727	47,551,727

Total assets	20,007,342	24,923,695	67,028,414	136,344,773	226,049,473
Accounts payable	5,766,634	4,237,192	8,902,182	12,777,509	12,777,509
Bank borrowing	—	—	6,590,317	9,538,568	9,538,568
Other borrowings	—	—	6,089,373	4,562,329	4,562,329
Current film participation liabilities	—	351,154	8,337,483	8,912,040	8,912,040
Non-current film participation liabilities	—	994,938	1,562,304	1,815,762	1,815,762
Derivatives	698,000	2,692,000	2,903,000	—	—

Total liabilities	11,090,113	15,681,869	46,859,438	70,136,759	70,136,759
Net assets	8,917,229	9,241,826	20,168,976	66,208,014	155,912,714
Series A convertible redeemable preferred shares	7,560,727	8,434,379	9,727,866	10,543,176	—
Series B convertible redeemable preferred shares	—	—	9,074,270	14,386,112	—

Total equity	1,356,502	807,447	1,366,840	41,278,726	155,912,714

(1)
Our consolidated balance sheet data as of September 30, 2010 is presented on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding Series A and Series B preferred shares into 9,540,433 ordinary shares immediately upon the closing of this offering, (ii) the issuance and sale of 5,870,000 ordinary shares in the form of ADSs by us in this offering, at the initial public offering price of US$8.50 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the subsequent payment of ordinary shares subscription receivable of US$400,000 in November 2010.

 RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, results of operations, financial condition and prospects. The market price of our ADSs could decline as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our success is largely dependent on a limited number of film releases each year and factors in the film industry that are difficult to predict, and accordingly our results of operations may vary widely from period to period.

        Our top five films each year in 2007, 2008 and 2009 accounted for 50.6%, 63.5% and 67.9% of our net revenues in those years, respectively. We generally distribute between 16 and 20 films theatrically each year. Because we distribute a limited number of films, the success or failure of a small number of these films could have a significant impact on our results of operations in both the year of release and in the future.

        In general, the economic success of a film is largely determined by the appeal of the film to a broad audience and by the effectiveness of the marketing of the film. We cannot precisely predict the economic success of any of the films we distribute or invest in because a film's acceptance by the public cannot be predicted with certainty. If we do not accurately judge audience acceptance of a film in selecting the films we acquire the distribution rights for or invest in or if we do not market the film effectively, we may not recoup our costs or realize our anticipated profits. In addition, the economic success of a film also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and none of which can be predicted with certainty. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

Due to the risks inherent in producing and distributing films, we may be unable to recoup advances paid for or investments in films.

        Our most significant costs and cash expenditures relate to acquiring film distribution rights and, more recently, investing in films for which we also secure distribution rights. Many of our agreements to acquire distribution rights require up-front payments. We determine the amount of the payments or investment we are willing to make based on our estimate of the economic success of the film. Although these estimates are based on our knowledge of industry trends, market conditions and the market potential of the film, actual results may ultimately differ from our estimates.

        The production and distribution of films are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control. Risks such as illness, disability or death of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production.

        If a film production in which we have invested incurs substantial budget overruns, we may be required to seek additional financing from outside sources to complete production. Such financing may not be available on terms acceptable to us, and failure to complete a film due to the lack of such financing could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to recoup our investment as a result of increased costs from budget overruns. Increased costs may delay the release of a film to a less favorable time, which could hurt its box office performance and thus our revenues from the distribution of the film and its overall financial success.

        If a film fails to perform to our original estimates or expectations, we may (i) fail to realize the expected economic return from a film, (ii) fail to recoup advances we paid or investments we made or (iii) record accelerated amortization and/or fair value write downs of capitalized film production costs or distribution rights. Any of these events may adversely impact our business, results of operations and financial condition.

The production and distribution of films is a lengthy and capital-intensive process, and our capacity to generate cash or obtain financing on favorable terms may be insufficient to meet our anticipated cash requirements.

        The costs to develop, produce and distribute a film are substantial. In 2007, 2008 and 2009, for example, our cost of revenues amounted to US$12.9 million, US$12.7 million and US$19.9 million and accounted for 57.7%, 54.3% and 51.8% of our net revenues, respectively. For the year ended December 31, 2010, we expect our commitments to fund production and distribution costs will be approximately US$35.3 million. We are required to fund our costs for film-related activities and other commitments with cash retained from operations including the proceeds of films that are generating revenue from theatrical and non-theatrical channels, as well as from bank and other borrowing and participation by other investors. If our films fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new films or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

        We believe that as a common industry practice, film producers often agree to pledge their interests in the copyrights in a film as collateral for loans to finance the production of that film. We have agreed and may in the future agree to use our interests in film copyrights to secure loans for productions of films. If we are unable to repay such loans, the lenders may foreclose on the collateral securing such loans and take possession of the pledged copyright, which in turn could adversely affect our ability to distribute the corresponding films.

        Moreover, the costs of producing and distributing films have increased in recent years and may further increase in the future, which may make it more difficult for a film we distribute or have invested in to generate a profit or compete against other films. As a result, we may be required to continue to expand internationally and into other distribution channels such as home video products, digital distribution and television for revenue in order for a film to be profitable to us, and there can be no assurance that any such expansion would be successful and that revenues from such sources would be sufficient to offset increases in the cost of film production and distribution.

        In addition, investment in the construction or acquisition and operation of movie theaters also requires large amounts of capital. In the future, we may expand our movie theater operations through the acquisition of or direct investment in the construction of movie theaters, which will require us to commit significant amounts of capital. There can be no assurance that the expansion of our movie theater operations will be successful or that revenues from these operations will be sufficient to recoup our investment in them.

We depend substantially on the continuing efforts of our senior executives and key personnel, and our business and prospects may be severely disrupted if we lose their services.

        Our future success depends on the continued services of the key members of our management team, in particular, the continued service of Mr. Dong Yu, our founder, chairman and chief executive officer, Ms. Nansun Shi, our director, Mr. Jeffrey Chan, our director and chief operating officer, Mr. Hao Zhang, the general manager of our domestic distribution business and Mr. Liang Xu, our chief financial officer. In addition, our ability to attract and retain other key personnel is a critical aspect of our competitiveness. We face competition for personnel from other film distribution and production companies and other organizations. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which would increase our operating expenses and, in turn, could materially and adversely affect our results of operations and financial condition. We may be unable to attract or retain the personnel required to achieve our business objectives, and failure to do so could severely disrupt our business and prospects. In addition, as we expect to continue to expand our operations and expand the scope of our services, we will need to continue attracting and retaining experienced management in the relevant businesses. The process of hiring suitable qualified personnel is also often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy. In addition, the loss of any of our key employees could adversely affect our services as well as our marketing efforts or adversely impact the perception of us by our clients, media and investors. Our business may also be severely disrupted as our senior executives may have to divert their attention to recruiting replacements for key personnel.

        We do not maintain key-person insurance for members of our management team. If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. Further, if any of our executive officers joins a competitor or forms a competing company, we may lose a significant number of our clients, which would have an adverse effect on our business and revenues. Although certain of our executive officers, including Mr. Dong Yu, have entered into a confidentiality and non-competition agreement with us regarding their employment, disputes may arise between our executive officers and us, and, in light of uncertainties associated with the PRC legal system, these agreements may not be enforced in accordance with their terms.

Accounting practices used in our industry may accentuate fluctuations in operating results. In addition to the cyclical nature of the film industry, our accounting practices (which are standard for the industry) may accentuate fluctuations in our operating results.

        In accordance with U.S. GAAP, we amortize film costs using the "individual-film-forecast" method. Under this accounting method, we amortize film costs for each film based on the following ratio:

                        Revenue earned by title in the current period
Estimated total future revenues that will be earned by title

        We regularly review our revenue estimates on a title-by-title basis and revise them when necessary. Our review will generally take into account estimated future revenues from international distribution, non-theatrical channels and other potential revenues that a film may generate. This review may result in a change in the rate of amortization and/or a write-down of the film asset to its estimated fair value. Results of operations in future years depend upon our amortization of our film costs. Periodic adjustments in amortization rates may significantly affect these results. In addition, we are required to expense film advertising costs as incurred. Any fluctuations we experience in our operating results as a result of these accounting practices could also cause corresponding fluctuations in the trading price of our ADSs and negatively affect the value of your investment in our ADSs.

We face risks relating to the international distribution of our films and related products.

        In 2009, we derived approximately 0.9% of our net revenues from the exploitation of our films in territories outside of China. As we expand the distribution of our films overseas, our business will be increasingly subject to risks inherent in international trade, many of which are beyond our control. These risks include:

  •
  fluctuating foreign exchange rates. For a more detailed discussion of the potential effects of fluctuating foreign exchange rates, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure about Market Risk—Foreign Exchange Risk" elsewhere in this prospectus;

  •
  laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes and changes in these laws;

  •
  differing cultural tastes and attitudes, including varied censorship laws;

  •
  differing degrees of protection for intellectual property;

  •
  financial instability and increased market concentration of buyers in foreign markets;

  •
  the instability of foreign economies and governments; and

  •
  war and acts of terrorism.

        Events or developments related to these and other risks associated with international trade could adversely affect our revenues from non-PRC sources, which could have a material adverse effect on our business, financial condition and results of operations.

We may not successfully expand into existing or emerging non-theatrical distribution channels.

        A substantial portion of net revenues from the films we distribute or have invested in have historically been generated from our share of box office receipts, with only a small portion of our revenues generated from non-theatrical distribution channels, such as home video products, digital distribution and television. We are continuing to expand our distribution business into non-theatrical distribution channels through strategic collaborations with third parties. Historically, the box office success of a film has been a key factor in predicting revenue from non-theatrical distribution channels. While non-theatrical distribution channels may provide a stable, long-term source of revenues, we can make no assurances that the historical correlation between box office success and success on other distribution channels will be maintained in the future. In addition, we can make no assurances that the prices for films on non-theatrical distribution channels, such as home video entertainment, can be maintained at current levels due to market or other factors.

        Moreover, the film industry may undergo significant changes such as a result of emerging non-theatrical distribution channels resulting from technological developments. Due to shifting consumer tastes, we cannot accurately predict the overall effect that emerging distribution channels may have on the potential revenue from and profitability of the films we distribute or invest in. For example, the availability of Blu-ray discs and high-quality home entertainment systems may reduce the demand to see films in the theaters. Moreover, a material reduction in the length of time between the theatrical release of a film and the availability of the film on non-theatrical distribution channels could significantly dilute the consumer appeal of in-theater film offerings. In addition, we cannot assure you that consumers will continue to use existing non-theatrical distribution channels for their home entertainment or that new distribution channels, such as video-on-demand, will be accepted by the public.

        If emerging non-theatrical distribution channels films are accepted by the public, we cannot assure you that we will be successful in exploiting such channels or that such channels will provide commercially feasible business models. Moreover, to the extent that emerging non-theatrical distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as DVD and other home video products, Internet and other digital distribution, in-flight entertainment and television, will decrease, which could adversely affect our ability to generate revenues from existing distribution channels. In addition, emerging distribution channels may prove to be less profitable than existing distribution channels. If we are unable to successfully expand into non-theatrical distribution channels or adapt to emerging distribution channels our business, results of operations or financial condition could be materially adversely affected.

Our business depends on our relationships with theater circuits.

        Under PRC regulations, we are required to distribute films through theater circuits, which negotiate the terms of arrangements for the exhibition of films and provide film prints to movie theater operators. As a result, our film distribution business depends on maintaining relationships with theater circuits. There can be no assurance that we will be able to maintain these relationships and that theater circuits will continue to enter into arrangements with us on favorable terms or at all. In addition, any deterioration in our relationships with the theater circuits could require us to enter into arrangements with alternative theater circuits. If alternative theater circuits do not provide us with comparable services at favorable terms or at all, we may not be able to maintain the scale or quality of our film distribution services, which in turn could materially and adversely affect our business and results of operations.

We have limited experience in operating movie theaters as part of our overall business and may not successfully integrate our movie theater business into our existing operations.

        Prior to the acquisition of our movie theater business in April 2010, we have not operated movie theaters as part of our overall business. In addition, the movie theater business we acquired had generated net losses in the amounts of US$0.8 million and US$1.9 million in 2008 and 2009, respectively, and net loss of US$0.1 million for the period from April 23 to September 30, 2010. While we believe that the acquisition of our movie theater business will further strengthen our relationships with theater circuits and our capabilities along the film industry value chain in China, we may not be able to realize intended benefits from our acquisition or otherwise successfully operate our movie theaters as a result of numerous factors, some of which are beyond our control. These factors include, among other things:

  •
  increased competition in the movie theater business and from non-theatrical distribution channels;

  •
  diversion of financial or management resources from our other business; and

  •
  demands of audiences for facilities and features that enhance the movie-going experience.

        If our movie theater business is not successful or does not produce its intended benefits, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Movie theaters in China are subject to a range of regulatory requirements, including regulations relating to advertising, hygiene and food licensing. Our movie theaters sell unpackaged foods without the requisite permits to do so. The failure of our movie theaters to comply with applicable regulations may subject us to fines and penalties, including the suspension of our movie theater operations.

        Operation of movie theaters subjects us to additional regulatory requirements, including complying with pre-screening film advertising regulations and obtaining and maintaining licenses to exhibit movies and sell concessions.

        Each movie theater is required to obtain a public facility hygiene permit. Movie theaters selling food or beverages to their audiences must also obtain certain food hygiene permits and comply with hygiene and food safety related requirements. Pursuant to the Food Safety Law of the PRC, which took effect from June 1, 2009, sale of food or beverages requires a Food Distribution Permit issued by the relevant administration for industry and commerce, and catering services require a Catering Service Permit issued by the relevant food and drug administration authorities. Our movie theaters sell both packaged and unpackaged foods while they have obtained a permit to sell only packaged foods. Failure to obtain a public facility hygiene permit may result in fines of up to RMB3,000. Failure to obtain food hygiene permits may result in penalties, including confiscation of food, income and equipment, and fines of five to ten times the value of the food sold if the value exceeds RMB10,000 or fines from RMB2,000 to RMB50,000 if the value of the food sold is below RMB10,000. Moreover, each movie theater is required to undergo fire control acceptance inspections by the local public security bureau after the completion of its construction and obtain an approval to commence operations from the local public security bureau prior to being opened to the public. Although all our movie theaters have passed the required fire protection acceptance inspections, one of our movie theaters has not obtained approval for fire protection necessary to commence operations. Failure to obtain the required approvals for fire protection may result in penalties, including suspension of the use or operation of the movie theater and fines from RMB30,000 to RMB300,000.

        In addition, while all of our movie theaters maintain the film exhibition licenses required for exhibiting films, they have not obtained the requisite certificates for technical qualification of exhibition equipment required to exhibit digital films. However, if the lack of certificates is deemed by relevant PRC regulatory authorities to constitute the exhibition of films without the applicable approval, they may impose penalties on us, including confiscation of the relevant films, equipment or income, suspension of operations and fines of five to ten times of the violator's income if such income exceeds RMB50,000 or fines from RMB200,000 to RMB500,000 if such income is below RMB50,000.

        If we fail to obtain any of the business permits or licenses required for the operation of our business, we may be ordered to cease the applicable activities, have our income from such activities or tools, equipment, raw materials, products and other property that are used for such activities confiscated and be subject to fines of up to RMB500,000.

Our movie theater business has substantial lease obligations, which could impair our financial condition.

        Our movie theater business, which we acquired in April 2010, has substantial lease obligations. For 2009, the total rent expense in our movie theater business was approximately US$2.1 million. As of December 31, 2009, our movie theater business had lease obligations totaling approximately US$54.4 million throughout the term of the leases which range from 10 to 20 years. If we are unable to meet our lease obligations, we could be forced to restructure our obligations and seek additional funding from other sources, or sell assets. We may be unable to restructure our lease obligations and obtain additional funding or sell assets on satisfactory terms or at all. As a result, inability to meet our lease obligations could cause us to default on those lease obligations. Many of our lease agreements contain restrictive covenants that limit our ability to take specific actions or require us not to allow specific events to occur. Under the lease agreements, our movie theaters have agreed to use the premises for theater-related operations, to maintain the premises in accordance with the provisions of the leases, to comply with regulatory requirements relating to matters such as sanitary standards, fire protection and public security, to pay the lease payments on time and not to sub-lease the premises without the prior consent of the lessor. If our movie theaters were to breach any of these obligations, subject in some cases to a materiality threshold or an opportunity to cure, the lessor could terminate the lease agreement and require our theaters to hand over the leased premises and pay all outstanding expenses and damages. If we violate the restrictive covenants, we would be in default under that lease, which could, in turn, result in defaults under other leases. Any such defaults could materially impair our financial condition and liquidity. If any of these lease agreements are terminated, our movie theater business, financial condition and results of operations will be materially and adversely affected. Moreover, if our movie theater business does not generate sufficient revenues to service our payment obligations under these leases, our financial condition and results of operations could be materially and adversely affected. In addition, there may be defects in the titles to some of the properties that our landlords lease to us, as a result of which our rights under the lease agreements may be materially adversely affected.

Our advertising operations are sensitive to changes in economic conditions and advertising trends.

        Demand for advertising on the films we distribute, and the resulting advertising spending by advertisers, are particularly sensitive to changes in general economic conditions. For example, advertising expenditures typically decrease during periods of economic downturn. Advertisers may reduce their spending to advertise through us for a number of reasons, including:

  •
  a general decline in economic conditions;

  •
  a decline in economic conditions in the particular cities where we conduct business;

  •
  a decision to shift advertising expenditures to other available advertising media; and

  •
  a decline in advertising spending in general.

        A decrease in demand for advertising media in general, and for advertising in the films we distribute in particular, could materially and adversely affect our ability to generate advertising revenues from our films, and could have a material and adverse effect on our financial condition and results of operations.

If advertisers or the viewing public do not accept, or lose interest in, pre-screening or in-film advertising, our revenues may be negatively affected and our business may not expand or be successful.

        The market for pre-screening and in-film advertising in China is relatively new and its potential is uncertain. We compete for advertising revenues with many forms of more established advertising media. Our success depends on the acceptance of pre-screening and in-film advertising by advertisers and their continuing interest in this medium as part of their advertising strategies. Our success also depends on the viewing public's continued receptiveness towards our advertising model. Advertisers may elect not to use our services if they believe that viewers are not receptive to our advertising model or that our advertising services do not provide sufficient value as an effective advertising medium. Likewise, if viewers find some element of our advertising model, such as the length of the advertising segments prior to a film or product placement in films, to be disruptive or intrusive, film producers and movie theater operators may not want advertising. In these events, advertisers may reduce their spending on pre-screening or in-film advertising. If a substantial number of advertisers lose interest in these forms advertising for these or other reasons, our financial condition and results of operations could be materially and adversely affected.

We may not successfully comply with regulations governing the placement of pre-screening advertising.

        PRC regulations specifically applicable to pre-screening and in-film advertising are less extensive than those of other segments of the advertising industry. Currently, only a few regulations have been issued particularly for pre-screening advertising, including the Circular on Strengthening of Administration of Film Pre-screening Advertising, effective on June 25, 2004, and the Circular on Further Regulation of Film Pre-screening Advertising, effective on February 10, 2009. Pursuant to those regulations, consent of the copyright owners of the film is needed for the placement of pre-screening advertisements and film distributors and exhibitors may not delete or replace any pre-screening advertisement without the consent of the copyright owners. There can be no assurance that our advertising clients have always obtained or will always obtain the consent of the copyright owners for the pre-screening advertisements that we have been engaged to place. Our movie theaters, acting as the advertising distributors, may be held jointly liable in the event that our advertising clients fail to obtain such consents. In addition, under relevant PRC rules, pre-screening advertisements may only be shown prior to the screening time as stated on tickets. However, consistent with what we believe to be the common practice of movie theaters in China, our movie theaters sometimes show pre-screening advertisements after the screening time stated on tickets but notify the audience of the length of the pre-screening advertisements prior to the showing of the film. There can be no assurance that relevant regulatory authorities will not deem this practice to be in violation of the relevant rules. If the pre-screening advertisements we sell or display are otherwise deemed to be in violation of relevant regulations, we may be issued a public condemnation or, in case of serious violation, we may be prohibited from distributing or exhibiting films or our operations may be suspended, which could materially and adversely affect our business and financial condition.

We may be subject to, and may expend significant resources in defending against, government actions based on the advertising services we provide and advertising content we disseminate.

        PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute is true to facts, lawful, in compliance with relevant laws and regulations, does not contain any false information or cheat or mislead consumers. Violation of these laws, rules or regulations may result in penalties, including fines of one to five times advertising fees, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish advertisements correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator's business license. In circumstances where the interests of consumers are harmed, the advertisers may bear civil liabilities and the advertising operators and advertising distributors may be held jointly liable. In cases of serious violations, criminal liabilities may be prosecuted.

        As an operator of an advertising medium, we are obligated under PRC laws, rules and regulations to monitor the advertising content for compliance with applicable laws. In addition, we are required to confirm that the advertisers have obtained requisite government approvals including the advertisers' operating qualifications, proof of quality inspection of the advertised products, and government pre-approval of the advertisement contents relating to certain specific types of products and services, such as pharmaceuticals, medical facilities, agricultural chemical and veterinary chemicals. We endeavor to comply with such requirements, including by requesting relevant documents from the advertisers. We employ, and our affiliated consolidated entities are required by the applicable PRC laws, rules and regulations to employ, qualified advertising inspectors who are trained to review advertising content for compliance with applicable PRC laws, rules and regulations. Our reputation will be tarnished and our results of operations may be adversely affected if pre-screening or in-film advertisements shown are provided to us by our advertisers in violation of relevant PRC content laws and regulations, or if the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete or if the advertisements are not content compliant.

Our talent agency business is subject to a range of factors, which may lead to fluctuations in revenues from this business and make it difficult to predict the performance of this aspect of our business.

        The success of our talent agency our business is highly dependent on our ability to attract and retain high-profile movie stars and other artists with high earning potential, our ability to successfully procure lucrative contracts and engagements for the artists we represent, and the box office performance of the films and performances in which the artists we represent appear, among other factors. The earnings of the artists we represent may vary significantly from year to year depending on these and other factors. In addition, we may lose the earnings generated by an artist as a result of the artist suffering injury, disease or death, performing in a country outside the scope of our agreed upon representation, or due to other circumstances. Although our agency agreements provide for penalties upon early termination of the contract by the artists we represent, if any such artist terminates his or her contract prior to its agreed upon term, whether to move to another talent agency or for any other reason, we may lose the revenue streams generated by that artist in the future, and the penalty amounts we are entitled to may be substantially less than we would have earned were the contract performed in full. As a result, the revenues generated by our talent agency may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

        We are required by PRC laws and regulations to participate in various government sponsored employee benefit plans, including social insurance funds (namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan) and a housing provident fund and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. Employers who fail to report and pay social insurance funds in accordance with the relevant rules may be ordered to rectify the problem and pay the social insurance funds within a stipulated deadline. According to the Interim Regulation on the Collection and Payment of Social Insurance Premiums, if payment of certain social insurance funds is not made by the stipulated deadline, the relevant authority can charge a late fee payment of 0.2% per day from the original due date and fine the responsible persons of the employer up to RMB10,000. If an employer is found to be concealing the actual number of employees or the total amount of salaries from competent social insurance authorities, the employer may be subject to a fine ranging from one to three times of the amount of salaries concealed. According to relevant PRC laws, for the failure of to register or open housing provident fund accounts for employees, the employer may be required to rectify such breach within certain period and if such breach persists after such period, the employer may be subject to a fine ranging from RMB10,000 to RMB50,000. For the failure of payment of housing provident fund and failure to rectify such breach within certain period prescribed by the relevant authorities, the relevant housing provident fund authorities may apply for a court order requiring employers to make such payment.

        Our PRC subsidiary and affiliated consolidated entities and their subsidiaries have not fully paid the contributions for such plans, as required by applicable PRC regulations.

        As of September 30, 2010, our PRC subsidiary and affiliated consolidated entities and their subsidiaries, excluding those engaged in our movie theater business, owed contributions of RMB1.5 million (US$0.2 million). As of September 30, 2010, our affiliated consolidated entities and their subsidiaries engaged in our movie theater business owed contributions of RMB36,367 (US$5,427). These amounts have been accrued as a liability in our consolidated financial statements. In addition, there can be no assurance that our affiliated consolidated entities did not owe additional contributions prior to their acquisition by us in April 2010.

        If, as a result of our failure to make adequate contributions to employee benefit plans, we are required to pay the outstanding social insurance funds and housing provident fund and are subject to fines or other penalties, our business, financial condition, results of operations and prospects would be adversely affected.

Failure to manage the expansion of our operations could strain our management, operational, technological and other resources, which could materially and adversely affect our business and prospects.

        We have experienced substantial growth since our inception. We increased our revenue and our net income from US$22.4 million and US$2.0 million, respectively, in 2007 to US$38.4 million and US$5.5 million, respectively, in 2009, and we intend to continue to expand our operations. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In particular, the management of our growth will require, among other things:

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  our ability to develop and improve our existing administrative and operational systems;

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  stringent cost controls and sufficient working capital;

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  strengthening of financial and management controls; and

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  hiring, training and retaining our personnel.

        As we execute this growth strategy, we may incur substantial costs and expend substantial resources. We may not be able to manage our current or future operations effectively and efficiently or compete effectively in new markets that we may enter. If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

We face substantial competition in all aspects of our business.

        The film industry is fragmented and highly competitive. Our competitors include not only privately owned companies, but also state-owned enterprises, which have historically dominated and have in recent years continued to play a prominent role in the PRC film industry. Moreover, two state-owned film distributors have the exclusive right to distribute the limited number of foreign films, mainly Hollywood blockbusters, that may be exhibited in China on a box office sharing basis.

        The number of films distributed by competitors, particularly films from major Chinese and foreign film studios, may create an oversupply of films in the market and make it more difficult for the films we distribute to succeed or to be successfully exhibited in movie theaters at desirable times. In addition, the supply of films may further increase if the current restrictions limiting number of foreign films that may be imported into China are eased or eliminated. Oversupply may become most pronounced during peak release times, such as holidays and the summer release season, when theater attendance is traditionally highest. Although we seek to release our films during peak release times, we may not be able to release all of our films during those times and, therefore, may potentially receive lower gross box-office receipts. In addition, a significant number of the movie theaters in China typically are committed at any one time to only 10 to 15 films distributed nationally, including U.S. and other foreign-produced films. As a result, we must identify and compete for the distribution of the most promising films. If our competitors increase the number of films available for distribution while the number of movie theaters remains unchanged, it could be more difficult for us to release our films during optimal release periods or to obtain the most desirable screen allocations and times. In addition, production or other delays that might cause us to alter our distribution schedule and any such change could adversely impact a film's financial performance.

        Movie theaters operated by national theater circuits and by small independent exhibitors compete with our movie theaters, particularly with respect to attracting patrons and developing new theater sites. Moviegoers are generally not brand conscious and usually choose a theater based on its location, the films showing there and the quality of its facilities. If other movie theater operators choose to build and operate theaters in the markets where our movie theaters are located, the performance of our movie theaters in these markets may be significantly and negatively impacted. The foregoing could have a material adverse effect on our business, results of operations and financial condition.

The film industry is regulated extensively in China, and our production, distribution and exhibition of films are subject to various PRC laws, rules and regulations.

        In accordance with the Regulations on Administration of Films which became effective on February 1, 2002 and the Interim Provisions on Business Access Qualification for Film Enterprises which became effective on November 10, 2004, production, distribution, import and exhibition of films are subject to licenses issued by the State Administration of Radio, Film and Television, or the SARFT, and/or its local counterparts. A Film Production License or a Film Production License (Single Film) is required for production of films in China. If a PRC producer cooperates with a foreign producer to produce a film, an additional License for Sino-foreign Cooperation in Film Production must be obtained. A film distribution company in China must obtain a Film Distribution License and only entities approved by the SARFT may be engaged in import of foreign films. Movie theaters must obtain a Film Exhibition License for exhibition of films and a Certificate for Digital Film Exhibition Equipment and Technology for exhibition of digital films. In addition, other aspects of the film industry, including the contents of films and scripts, the foreign investment in the industry, the exhibition time for different types of films by movie theaters, and the distributions of films through the Internet or other media, are also subject to detailed and extensive regulations.

        If we are found to be in violation of these laws, rules or regulations, PRC governmental authorities could impose penalties on us, including fines of five to ten times income or up to RMB500,000, confiscation of relevant films, equipment or income and suspension of operations. In circumstances of serious violations, the PRC government may revoke a violator's license and criminal liabilities may be prosecuted.

The production and distribution of television programs is regulated extensively in China, and our production and distribution of television plays are subject to various PRC laws, rules and regulations.

        In accordance with the Administrative Regulations on Radio and Television effective on September 1, 1997, the Administrative Regulations on the Production and Operation of Radio and Television Program effective on August 20, 2004, the Administrative Regulations on Content of Television Plays effective on July 1, 2010 which superseded and replaced the Administrative Regulations on the Examination of Television Plays effective on October 20, 2004 and its supplementary regulations, and other regulations issued based on the foregoing regulations, television plays can only be produced by entities that hold either a Film Production License or a License for the Production and Operation of Radio and Television Program or by qualified broadcasters. Licenses for the Production and Operation of Radio and Television Program are issued to entities which meet requirements set forth in the Administrative Regulations on the Production and Operation of Radio and Television Program and pass the examination of the SARFT or its provincial counterparts. In addition to the Film Production License or the Operating License for the Production of Radio and Television Program, the television play producers must obtain either a Multiple Television Play Production License or a Single Television Play Production License for the shooting and production of television plays. The Multiple Television Play Production License has an effective term of two years and may be applied to all television plays produced by the holder during the effective term. The Single Television Play Production License only applies to the specific television play, as indicated in such license.

        Under the Administrative Regulations on Content of Television Plays effective on July 1, 2010, filing with and announcement by the SARFT or its provincial counterparts are required before production of any television play. Television plays will be subject to censorship by the SARFT or its provincial counterparts, which will issue a Television Play Distribution License for television plays passing their examination. No television play may be distributed or broadcasted without a Television Play Distribution License. However, the SARFT may, according to public interest require editing of or terminate distribution or broadcasting of television plays which have been granted with a Television Play Distribution License.

        If we are found to be in violation of these laws, rules or regulations, this violation may result in penalties, including fines from RMB10,000 to RMB50,000, confiscation of income or equipment and orders to cease operations. In circumstances of serious violations, the PRC government may revoke a violator's license and criminal liabilities may be prosecuted.

Our talent agency business is subject to various PRC laws, rules and regulations

        In accordance with the Administrative Regulation on the Commercial Performance effective on September 1, 2005 and last amended on July 22, 2008, and its implementing rules effective on October 1, 2009, the Broker Administrative Measures effective on August 28, 2004, a brokerage company, including talent agency, must specify the manner and the category of the brokerage business conducted by it in its business license and file relevant information of the brokers engaged by it with the local administration for industry and commerce. In addition, talent agencies engaged in (i) organization, production or promotion of commercial performance, (ii) agency or brokerage for commercial performance, which refers to on-site public performances for profit, or (iii) agency or promotion of artists must obtain a Commercial Performance License from the competent culture authorities at provincial level, and must have at least three professional performance brokers. Our affiliated consolidated entity Beijing Bona Film and Culture Communication Co., Ltd. has obtained a Commercial Performance License with an effective term until December 31, 2011. Beijing Bona Film and Culture Communication Co., Ltd., Zhejiang Bona Film and Television Production Co., Ltd. Beijing Bona Xingyi Culture Agency Co., Ltd. and Beijing Bona Meitao Culture and Media Co., Ltd. have also filed the agency certificates and other information of relevant brokers with the local administration for industry and commerce. There is uncertainty whether Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd., and Beijing Bona Meitao Culture and Media Co., Ltd., whose representations of artists are not in connection with on-site art performances for the public, are required to obtain a Commercial Performance License from the relevant culture authorities. If Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd., and Beijing Bona Meitao Culture and Media Co., Ltd. are required to obtain such license, failure to obtain such license may result in penalties, including fines of eight to ten times the violator's income if such income exceeds RMB10,000 or fines from RMB50,000 to RMB100,000 if such income is below RMB10,000, confiscation of income and equipment. Violation of other provisions of those laws may also result in penalties, including fines up to ten times the violator's income or RMB100,000, confiscation of income and orders to cease operations. In circumstances of serious violations, the PRC government may revoke a violator's license and criminal liabilities may be prosecuted. In addition, if we fail to obtain any of the business permits or licenses required for the operation of our business, we may be ordered to cease the applicable activities, have our income from such activities or tools, equipment, raw materials, products and other property that are used for such activities confiscated and be subject to fines of up to RMB500,000.

Several of our PRC affiliated consolidated entities have made interest-free loans to other PRC companies, which are not permitted under PRC law.

        Several of our PRC affiliated consolidated entities have made interest-free RMB-denominated loans to third-party PRC companies totaling RMB32.8 million (US$4.9 million). The affiliates of these PRC companies separately made interest-free, foreign currency-denominated loans to certain of our non-PRC subsidiaries totaling US$4.9 million. PRC law prohibits loans by non-financial enterprises such as our affiliated consolidated entities. If a non-financial enterprise provides a loan to another company in China, it may be subject to fines of one to five times the income earned from providing the loan. In addition, a PRC court may require the principal on the loan to be repaid to the lender, confiscate the interest earned or to be earned by the lender and impose a fine on the borrower that is based on the interest rate that would be charged by a bank for a similar loan.

We may be subject to, and may expend significant resources in defending against government actions based on the content of the films we produce, distribute or exhibit.

        PRC laws and regulations require producers, including businesses such as ours, and foreign film importers to ensure that the content of the films they produce or imports is in full compliance with applicable laws, rules and regulations and to apply for examination and approval of the content of the films by competent governmental authorities. The requirements on content of films are set forth in the Regulations on Administration of Films which became effective on February 1, 2002, the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films which superseded the Interim Provisions on Project Initiation of Film Scripts (Abstracts) and the Examination of Films and became effective on June 22, 2006 and certain other circulars issued by the SARFT. These regulations require producers to examine film scripts or abstracts in accordance with such requirements first and then file them with the SARFT and/or its local counterparts before putting them into production. After completion of film production, producers are required to submit the film to the SARFT and/or its local counterparts for examination and approval. In the case of foreign films, importers must apply for the examination and approval of the films to be imported. Films passing the examination will be granted a License for Public Film Screening and may be distributed, exhibited, imported and exported. Distributors and exhibitors are prohibited from distributing or exhibiting any film without a License for Public Film Screening, nor may such films be imported into or exported out of China. In addition, as to a film for which the License for Public Film Screening has been procured, the SARFT may, under special circumstances, decide to suspend its distribution or public screening or to allow its continued distribution or public screening only after revisions have been made thereto. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of income, orders to cease distribution or exhibition of the films and fines of five to ten times the violator's income if such income exceeds RMB50,000 or fines from RMB200,000 to RMB500,000 if such income is below RMB50,000. In circumstances of serious violations, the PRC government may revoke a violator's license for its business operations and prosecute the violator for any criminal wrongdoing.

Piracy of films, including digital and Internet piracy, may reduce the gross receipts from the exploitation of our films.

        Film piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of films into digital formats. In particular, unauthorized copying and piracy are prevalent in China and other countries in Asia, whose legal systems may make it difficult for us to enforce our intellectual property rights. As a result, the creation, transmission and sharing of high quality unauthorized copies of films in or prior to theatrical release has proliferated. This proliferation has had and will likely continue to have an adverse effect on our business, because these products reduce the revenue we received from our investment in or the distribution or exhibition of films. Additionally, in order to contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. We cannot assure you that even the highest levels of security and anti-piracy measures will prevent piracy.

Failure to protect our intellectual property rights could have a negative impact on our business.

        We believe our brand, trade names, trademarks and other intellectual property are critical to our success. The success of our business depends substantially upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill. In addition, our proprietary information, which has not been patented or otherwise registered as our property, is a component of our competitive advantage and our growth strategy.

        Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. In addition, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. Further, unauthorized use of our brand, trade names or trademarks could cause brand confusion among our clients and harm our reputation. If our brand recognition decreases, we may lose clients and fail in our expansion strategies, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

Others may assert intellectual property infringement claims against us.

        One of the risks of the film industry is the possibility that others may claim that the films we distribute or own the film copyright for misappropriate or infringe the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property. We are likely to receive in the future claims of infringement or misappropriation of other parties' proprietary rights. Any such assertions or claims may materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on our business, financial condition or results of operations. If any claims or actions are asserted against us, we may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights. We cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on reasonable terms or at all.

Our business involves risks of liability claims for media content in both films and advertising, which could adversely affect our business, results of operations and financial condition.

        As a producer and distributor of films and an advertising services company, we may face potential liability for:

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  defamation;

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  subversion;

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  invasion of privacy;

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  negligence;

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  copyright or trademark infringement (as discussed below); and

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  other claims based on the nature and content of the materials distributed.

        These types of claims have been brought, sometimes successfully, against producers and distributors of films and advertising service companies. In addition, if viewers find the content displayed on our advertising network to be offensive, movie theaters may seek to hold us responsible for any claims by audiences or they may terminate their relationships with us. Any imposition of liability could have a material adverse effect on our business, results of operations and financial condition.

A prolonged economic downturn could materially affect our business by reducing consumer spending on movie attendance and other film related expenditures.

        We depend on consumers voluntarily spending discretionary funds on leisure activities. Motion picture theater attendance may be affected by prolonged negative trends in the general economy that adversely affect consumer spending.

        The global financial crisis and economic downturn that unfolded in 2008 and continued in 2009 and 2010 have adversely affected economies and businesses around the world, including those in China.

In an economic downturn characterized by higher unemployment, lower corporate earnings, lower business investment and lower discretionary spending by consumers, including spending on entertainment such as films, may be materially and adversely affected. The global financial crisis caused a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, an unprecedented level of intervention from the governments, decreased consumer confidence, overall slower economic activity and extreme volatility in credit, equity and fixed income markets. While the ultimate outcome of these events cannot be predicted, a decrease in economic activity in China or in other regions of the world in which we do business could adversely affect demand for our films, thus reducing our revenue and earnings. A decline in economic conditions could reduce screenings of and attendance at our film releases. In addition, an increase in price levels generally, could result in a shift in consumer demand away from the entertainment we offer, which could also adversely affect our revenues and, at the same time, increase our costs. Moreover, financial institution failures may cause us to incur increased expenses or make it more difficult either to utilize our existing debt capacity or otherwise obtain financing for our operations or investing activities (including the financing of any future acquisitions). We cannot predict the timing or the duration of this or any other downturn in the economy and we are not immune to the effects of general worldwide economic conditions.

Acquisition is expected to continue to be a part of our growth strategy, and could expose us to significant business risks.

        In April 2010, we acquired our movie theater business through which we own and operate six movie theaters in commercial districts and residential areas in major cities in China to support our film distribution business. To grow our business, we may continue to pursue acquisition opportunities that are complementary to our business. However, we may not be able to identify and secure suitable acquisition opportunities. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of factors, such as attractive acquisition targets and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, if at all.

        Moreover, if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement for the candidate on commercially reasonable terms or at all due to the lack of cooperation from counterparties or for other reasons. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of management's time and resources and potential disruption of our existing business. Further, the expected synergies from future acquisitions may not actually materialize. In addition, future acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities. Future acquisitions may also expose us to potential risks, including risks associated with:

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  the integration of new operations, services and personnel;

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  unforeseen or hidden liabilities;

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  the diversion of financial or other resources from our existing businesses and technologies;

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  our inability to generate sufficient revenue to recover costs and expenses of the acquisitions; and

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  potential loss of, or harm to, relationships with employees or customers.

        Any of the above risks could significantly impair our ability to manage our business and materially and adversely affect our business, results of operations and financial condition.

We do not maintain business liability or disruption, litigation or property insurance, and any business liability or disruption, litigation or property damage we experience might result in substantial costs to us and the diversion of our resources.

        The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business disruption, business liability or similar business insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of obtaining insurance coverage for these risks and the difficulties associated with obtaining such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China. Any occurrence of an uninsured loss or damage to property, or litigation or business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our operating results.

In the course of preparing our consolidated financial statements, we have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

        We will be subject to reporting obligations under the U.S. securities laws after this offering. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2009, identified certain material weaknesses and other control deficiencies, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2009. As defined in AU325, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis, and a "significant deficiency" is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

        The material weaknesses identified primarily related to (i) insufficient accounting personnel with appropriate knowledge of U.S. GAAP and (ii) lack of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the number of material weaknesses and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        Following the identification of these material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these weaknesses and deficiencies. However, the implementation of these measures may not fully address these material weaknesses and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these material weaknesses and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinder our ability to prevent fraud.

        Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these and other rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. As we have never been a public company before, we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The discontinuation or withdrawal of any of the preferential tax treatments, government subsidies or tax concessions we have enjoyed or currently available to us in the PRC could materially and adversely affect our results of operations and financial condition.

        Under PRC laws and regulations, currently, we enjoy preferential tax benefits afforded to the cultural industry and motion picture enterprises. Pursuant to applicable PRC regulations, cultural enterprises established between January 1, 2004 and December 31, 2008 are exempted from enterprise income tax for three years after establishment or for a period from its establishment to December 31, 2010, whichever ends earlier. Zhejiang Bona Film and Television Production Co., Ltd., which was established on December 5, 2008, has been granted an exemption from enterprise income tax until December 31, 2010.

        In addition to the preferential treatments that we enjoy pursuant to specific tax laws and regulations, some of our affiliated consolidated entities have also enjoyed or been granted special tax treatment by local tax authorities which may not be entirely consistent with relevant tax laws and regulations and may therefore be challenged by higher level tax authorities. For example, Beijing Bona Advertising Co., Ltd. and Beijing Bona Film and Culture Communication Co., Ltd. received approval from the local tax authority that provided a special concession income tax rate of 33% of their deemed profit, which was deemed to be 10% of their revenues for the year 2007. This concession was applicable only for 2007. Beijing Bona Advertising Co., Ltd. received approval from the relevant local tax authority that provided a special concession income tax rate of 25% of its deemed profit, which was deemed to be 6% of its revenues for year 2009. This concession was applicable only for 2009. Deemed profit may be lower than the actual profit, as a result of which we may have paid less taxes than we would have been required to pay had we not received the relevant approvals from the local tax authorities. In addition, in 2007, Beijing Baichuan Film Distribution Co., Ltd.'s share of box office revenues in the PRC was exempted from income tax by the relevant local tax authority based on its interpretation of the Notice on Preferential Policies regarding Corporate Income by Publication and Cultural Industry issued in 2007 by the PRC Ministry of Finance and General Taxation Bureau, which did not explicitly exempt such revenues from income tax. This concession was applicable only for 2007. Without our preferential tax holidays and concessions, we would have had to pay approximately an additional US$1.1 million in PRC taxes in 2007 and an additional US$1.4 million in 2009.

        Distribution revenues earned by film distributors from theater exhibitions are exempted from business tax from January 1, 2004 to December 31, 2013. Currently, distribution revenues obtained by our affiliated consolidated entities, Beijing Baichuan Film Distribution Co., Ltd. and Zhejiang Bona Film and Television Production Co., Ltd., are exempted from business tax from 2004 to 2013.

        If the PRC government phases out preferential tax benefits, if we no longer qualify as a cultural industry and motion picture enterprise in the future, if the rules or policies under which we enjoy preferential tax treatments are abolished or altered, if the tax authorities' interpretation of such rules change or if these approvals by local tax authorities of special concession income taxes rates are challenged by the relevant higher level tax authorities and withdrawn in the future, we could be subject to the standard statutory income tax rate and our effective income tax rate would increase. We also cannot assure you that we will be able to continue to receive subsidies from the government. Loss of these preferential tax treatments and subsidies could have material and adverse effects on our results of operations and financial condition.

Risks Relating to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our China business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties.

        Foreign investment in the businesses we operate, including film production, distribution and exhibition, television production and talent agency services, is currently prohibited or restricted in China. As a Cayman Islands corporation, we are restricted or prohibited from directly owning all the equity interests in PRC companies engaged in these businesses. In addition, foreign investment in the advertising industry requires the foreign investor to possess certain qualifications that we do not have. See "Regulation." As a result, our business in China is operated by our affiliated consolidated entities and their subsidiaries through contractual arrangements with our PRC subsidiary. Each of our affiliated consolidated entities and their subsidiaries is currently owned by PRC citizens and/or PRC companies and holds the relevant licenses and permits to provide film production, distribution or exhibition, television production, talent agency or advertising services in China. The shareholders of our affiliated consolidated entities are set forth in "Our Corporate Structure." We have been and expect to continue to be dependent on affiliated consolidated entities and their subsidiaries to operate our film production, distribution and exhibition, television production, talent agency and advertising businesses. We do not have any equity interest in any of the affiliated consolidated entities but control their operations and receive substantially all the economic benefits and bear substantially all the economic risks through a series of contractual arrangements. For more information regarding these contractual arrangements, see "Our Corporate Structure."

        There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with the affiliated consolidated entities and the laws, rules and regulations setting forth the prohibitions or restrictions on foreign investments in the film, television production, talent agency services and qualification requirements for foreign investments in advertising industries. Although we have been advised by our PRC counsel, Han Kun Law Offices, that the structure for operating our business in China (including our corporate structure and contractual arrangements with the affiliated consolidated entities) complies, and immediately after the completion of this offering will continue to comply, with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will take the same view.

        If we, any of the affiliated consolidated entities or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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  revoking the business licenses or other licenses or permits of such entities;

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  discontinuing or restricting the conduct of any transactions between our PRC subsidiary and affiliated consolidated entities;

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  imposing fines, confiscating the income of the affiliated consolidated entities or our income, confiscating our films or equipment, or imposing other requirements with which we or our PRC subsidiary and affiliated consolidated entities may not be able to comply;

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  requiring us or our PRC subsidiary and affiliated consolidated entities to restructure our ownership structure or operations; or

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

        The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and our financial condition and results of operations.

We rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as ownership of controlling equity interests.

        We rely on and expect to continue to rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders to operate our film production, distribution and exhibition, television production, talent agency and advertising businesses. These contractual arrangements may not be as effective in providing us with control over the affiliated consolidated entities and enabling us to derive economic benefits from the operations of the affiliated consolidated entities as ownership of controlling equity interests would be. If we had direct ownership of the affiliated consolidated entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of those entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an affiliated consolidated entity were to refuse to transfer their equity interests in such affiliated consolidated entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

        If (i) the relevant PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any affiliated consolidated entity or its shareholders terminate the contractual arrangements or (iii) any affiliated consolidated entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be adversely and materially affected, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then-current PRC law allowed us to directly operate the relevant businesses in China.

        In addition, if any of our affiliated consolidated entities or all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated consolidated entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of your ADSs.

        All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities, and our ability to conduct our business may be negatively affected.

The shareholders of the affiliated consolidated entities may have potential conflicts of interest with us.

        The shareholders of the affiliated consolidated entities are individuals who are PRC citizens or companies. Their interests as shareholders of the affiliated consolidated entities and the interests of our company may conflict. Although the shareholders of our affiliated consolidated entities are also members of our board of directors and accordingly owe us a duty of loyalty and care under Cayman Islands law, the potential exists for conflicts of interests between their duties to us and their ownership interests in our affiliated consolidated entities. These individuals may breach or cause the affiliated consolidated entities to breach or refuse to renew the existing contractual arrangements, which will have an adverse effect on our ability to effectively control the affiliated consolidated entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with those entities to be performed in a manner adverse to us by, among other things, failing to remit payments to us on a timely basis or operating the entities in a way that causes harm to our business. In addition, if we need to remove them from their positions as shareholders of these entities, they may not agree to such removal and we may need to divert attention and resources to enforcing our rights under the voting trust and equity purchase option agreements and equity pledge agreements. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. Currently, we do not have existing arrangements to address potential conflicts of interest between these shareholders and our company. We rely on shareholders who are also directors of our company to abide by the laws of the Cayman Islands and China, both of which provide that directors owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of the affiliated consolidated entities, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

The contractual arrangements with the affiliated consolidated entities and other transactions among our PRC subsidiary, the affiliated consolidated entities and their subsidiaries may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

        Under applicable PRC laws, rules and regulations, arrangements and transactions between related parties may be subject to audits or challenges by the PRC tax authorities. If any of the transactions that have been entered into between our wholly owned subsidiary in China and our affiliated consolidated entities and other transactions among our PRC subsidiary, the affiliated consolidated entities and their subsidiaries are determined by the PRC tax authorities not to be on an arm's length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may adjust the profits and losses of such affiliated consolidated entity and assess more taxes on it. In addition, the PRC tax authorities may impose late payment fees and other penalties to such affiliated consolidated entity for under-paid taxes. Our net income may be adversely and materially affected if the tax liabilities of any of the affiliated consolidated entities increase or if it is found to be subject to late payment fees or other penalties.

We may rely on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

        We are a holding company, and we may rely on dividends and other distributions on equity paid by Bona New World, our PRC subsidiary, for our cash requirements, including the funds necessary to service any debt we may incur. If Bona New World incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Bona New World currently has in place with the affiliated consolidated entities in a manner that would materially and adversely affect the ability of Bona New World to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Bona New World only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, Bona New World is also required to set aside a portion of its net income each year to reserve funds and staff incentive and welfare funds. Bona New World must set aside at least 10% of after-tax income each year to reserve funds prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As for staff incentive and welfare funds, the contribution percentage is to be decided by Bona New World on its own discretion. As a result of these PRC laws, rules and regulations, Bona New World is restricted from transferring a portion of its net assets to us in the form of dividends. As of December 31, 2009, Bona New World's restricted reserves totaled US$6.9 million. These restricted reserves are not distributable as cash dividends. Any limitation on the ability of our operating subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Risks Relating to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

        Since substantially all of our business operations are conducted in China, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

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  the degree of government involvement;

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  the level of development;

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  the growth rate;

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  the control of foreign exchange;

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  access to financing; and

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  the allocation of resources.

        While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but also have a negative effect on our operations. For example, our results of operations and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

        The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing reliance on market forces, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People's Bank of China's statutory deposit reserve ratio and imposing commercial bank lending guidelines, that had the effect of slowing the growth of credit. In response to the recent global and Chinese economic downturn, the PRC government promulgated several measures aimed at expanding credit and stimulating economic growth. Beginning in September 2008, the People's Bank of China decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times in response to the global downturn. However, since January 2010, the People's Bank of China has begun to increase the statutory reserve ratio again in response to rapid domestic growth, which may have a negative impact on the Chinese economy. It is unclear whether PRC economic policies will be effective in sustaining stable economic growth in the future. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

        The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct substantially all of our business through our subsidiary and affiliated consolidated entities and their subsidiaries established in China. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Moreover, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our management or the experts named in this prospectus.

        We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of legal judgments.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our PRC subsidiary and affiliated consolidated entities.

        In utilizing the proceeds from this offering, we may make loans to our PRC subsidiary and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations, including registration and approval requirements. For example, loans by us to our affiliated consolidated entities must be approved by the relevant government authorities and registered with the SAFE or its local counterpart.

        Capital contributions to our PRC subsidiary must be approved by the Ministry of Commerce or its local counterpart. Because our affiliated consolidated entities are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues.

        We cannot assure you that we can obtain the required government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary or any of the affiliated consolidated entities. If we fail to receive such registrations or approvals, our ability to use the proceeds from this offering and to fund our operations in China would be negatively affected, which would adversely and materially affect our liquidity and our ability to expand our business.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

        SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the competent local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose company." The SAFE notice further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, including an initial public offering by such company. Our shareholders who are PRC residents, Mr. Dong Yu and Mr. Hai Yu, have registered, and Mr. Zhong Jiang is in the process of registering, with the local SAFE branch for the foreign exchange registrations of overseas investments. Furthermore, Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang are expected to amend such registrations to reflect recent developments of our company and our PRC subsidiary. Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang will also amend their registrations after the completion of this offering. However, we cannot assure you that Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang can successfully amend their foreign exchange registrations with the Beijing office of the SAFE in full compliance with the SAFE notice after this offering. In addition, we may not be fully informed of the identities of all of our beneficial owners who are PRC residents, and we do not have control over our beneficial owners. The failure of our beneficial owner to amend his SAFE registrations in a timely fashion pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to our company or otherwise materially and adversely affect our business.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        Under the applicable PRC regulations, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly-listed company are required to register with the SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China to handle various foreign exchange matters associated with these plans. In the case of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent to hold in trusteeship all overseas assets held by such participants under the employee stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification in the jurisdiction where the overseas publicly-listed company is listed or a qualified institution designated by the overseas publicly-listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. The PRC agents or employers should, on behalf of the PRC citizens, apply annually to the SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the PRC citizens' exercise of the employee stock options. The foreign exchange proceeds received by the PRC citizens from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents. We and our PRC citizen employees who participate in an employee stock ownership plan or a stock option plan will be subject to these regulations when our company becomes a publicly-listed company in the United States. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See "Regulation—Regulations on Employee Stock Option Granted by Offshore Listed Companies."

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering. Any requirement to obtain prior CSRC approval could delay, or create uncertainties regarding, this offering, and our failure to obtain this approval, if required, could have a material adverse effect on our business, results of operations, reputation and trading price of our ADSs.

        On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly promulgated the 2006 M&A Rules, which were later amended on June 22, 2009. According to the 2006 M&A Rules, an offshore special purpose vehicle, or SPV, refers to an overseas company controlled directly or indirectly by domestic companies or individuals for purposes of overseas listing of equity interests in domestic companies (defined as enterprises in the PRC other than foreign-invested enterprises). If an SPV purchases, for the purpose of overseas listing, the equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV, then the overseas listing by the SPV must be approved by the CSRC. However, the applicability of the 2006 M&A Rules with respect to CSRC approval is unclear. The CSRC currently has not issued any definitive rule concerning whether offerings like the offering contemplated by our company are subject to the 2006 M&A Rules.

        Our PRC counsel, Han Kun Law Offices, has advised us that the 2006 M&A Rules do not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market, given that:

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  the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing; and

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  our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any "domestic company" as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our company, our PRC operating subsidiary and any of the affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

        However, if the CSRC subsequently determines that its prior approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict our sending the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

        We cannot predict when the CSRC may promulgate additional rules or other guidance, if at all. If implementing rules or guidance is issued prior to the completion of this offering and consequently we conclude that we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under the 2006 M&A Rules. Uncertainties or negative publicity regarding the 2006 M&A Rules could have a material adverse effect on the trading price of our ADSs.

The approval of the Ministry of Commerce may be required in connection with the establishment of our contractual arrangements with the affiliated consolidated entities. Our failure to obtain this approval, if required, could have a material adverse effect on our business, results of operations, reputation and trading price of our ADSs.

        The 2006 M&A Rules also provide that approval by the Ministry of Commerce is required prior to a foreign company acquiring a PRC domestic company where the foreign company and the domestic company have the same de facto controlling persons that are PRC individuals or enterprises. The applicability of the 2006 M&A Rules with respect to the Ministry of Commerce's approval is unclear. If the Ministry of Commerce subsequently determines that its prior approval was required for our contractual arrangements with the affiliated consolidated entities, we may face regulatory actions or other sanctions from the Ministry of Commerce or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us and the affiliated consolidated entities, require us to restructure our ownership structure or operations, limit our operations, delay or restrict our sending the proceeds from this offering into China, or take other actions. These regulatory actions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Governmental control of currency conversion may affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

        The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China's political and economic conditions. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

        As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since our functional and reporting currency is the U.S. dollar while the functional currency of our subsidiary and affiliated consolidated entities in China is Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial condition.

Dividends we receive from our operating subsidiary located in the PRC may be subject to PRC withholding tax.

        The PRC Enterprise Income Tax Law, or the EIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are "non-resident enterprises," to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. Thus, dividends paid to us by our subsidiary in China may be subject to the 10% income tax if we are considered as a "non-resident enterprise" under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

        The EIT Law also provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

        Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC.

Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interest of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC "resident enterprise," the dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC withholding tax at a rate of 10%. Furthermore, it is unclear in these circumstances whether holders of our ordinary shares or ADSs would be able to claim the benefit of income tax treaties entered into between China and other countries or regions. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are "non-resident enterprises," or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

        Furthermore, if we are considered a "resident enterprise" and relevant PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares to be income derived from sources within the PRC, such gains earned by non-resident individuals may be subject to PRC withholding tax at a rate of 20%. See "Regulation—Regulations Regarding the Enterprise Income Tax and Dividend Withholding Tax." If we are required under PRC law to withhold PRC income tax on dividends payable to our non-PRC investors that are non-resident individuals or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We may be required to register our operating offices outside of our residence addresses as branch companies under PRC law.

        Under PRC law, a company setting up premises outside its residence address for business operations must register such operating offices with the relevant local industry and commerce bureau at the place where such premises are located as branch companies and shall obtain business licenses for such branches. Our PRC subsidiary and certain affiliated consolidated entities and their subsidiaries have operations at locations outside of their respective residence addresses. If the PRC regulatory authorities determine that we are in violation of relevant laws and regulations, we may be subject to relevant penalties, including fines, confiscation of income, and suspension of operation. If we are subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Risks Relating to this Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

        Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Our ADSs have been approved for listing on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

        The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price.

The market price for our ADSs may be volatile which could result in a loss to you.

        The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

  •
  announcements of competitive developments;

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  regulatory developments in China affecting us, our clients or our competitors;

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  announcements regarding litigation or administrative proceedings involving us;

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  actual or anticipated fluctuations in our quarterly operating results;

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  changes in financial estimates by securities research analysts;

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  addition or departure of our executive officers;

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  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

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  sales or perceived sales of additional ordinary shares or ADSs.

        In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

        If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$6.43 per ADS, representing the difference between our net tangible book value per ADS as of September 30, 2010, after giving effect to this offering at the initial public offering price of US$8.50 per ADS. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 29,349,481 ordinary shares outstanding, including 5,870,000 ordinary shares represented by 11,740,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of certain lock-up arrangements entered into between us, the underwriters and other shareholders as further described under "Underwriting" and "Shares Eligible for Future Sale." In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

        In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See "Description of Share Capital." Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Anti-takeover provisions in our memorandum and articles of association may discourage a third party from offering to acquire our company, which could limit your opportunity to sell your ADSs at a premium.

        Our second amended and restated memorandum and articles of association that will become effective upon completion of this offering include provisions that could limit the ability of others to acquire control of us or modify our structure. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

        For example, our board of directors will have the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preference shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

Our founder, chairman and chief executive officer, Mr. Dong Yu, as the single largest holder of our outstanding share capital, has substantial influence over our company and his interests may not be aligned with your interests.

        As of the date of this prospectus, Mr. Dong Yu, our founder, chairman and chief executive officer, through Skillgreat Limited, beneficially owned 45.8% of our outstanding share capital, and he will own approximately 36.7% of our outstanding share capital upon completion of this offering, assuming no exercise of the underwriters' over-allotment option. Consequently, Mr. Yu has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and may reduce the price of our ADSs.

Our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, Mr. Dong Yu, has provided a personal guarantee using his personal property, including his equity interest in our company, to secure the obligations of Beijing Bona Film and Culture Communication Co., Ltd. under a credit facility. A default under the credit facility could result in the sale by court order of Mr. Dong Yu's property, including his equity interest in us, and the resultant sale of those shares. A sale of such equity interest whether by court order or otherwise would likely cause a significant drop in the price of our ADSs. Moreover, Mr. Dong Yu, who could thereafter have a substantially smaller or no equity interest in our company, could have substantially less or no personal stake or interest in the commercial success of our company.

        On September 15, 2010, our affiliated consolidated entity, Beijing Bona Film and Culture Communication Co., Ltd. entered into an agreement with the Bank of Beijing under which the Bank of Beijing has agreed to extend a line of credit of RMB100 million to Beijing Bona Film and Culture Communication Co., Ltd. for one year from the date of the agreement. We may draw upon the line of credit for one year from the date of the agreement and each loan will be payable within 12 months of the drawdown.

        In order to procure this line of credit, two of Beijing Bona Film and Culture Communications Co., Ltd.'s subsidiaries, Beijing Bona International Cineplex Investment and Management Co., Ltd. and Zhejiang Bona Film and Television production Co., Ltd., as well as Mr. Dong Yu, our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, have agreed to guarantee the loans. The guarantees provided by the two subsidiaries and Mr. Yu cover the full amount of the loans, interest, and any damages and related costs. Under the personal guarantees provided by the two subsidiaries and Mr. Yu and pursuant to the PRC Guaranty Law, the two subsidiaries and Mr. Yu have agreed to perform the obligations under the agreement in the event that Beijing Bona Film and Culture Communication Co., Ltd. is unable to perform its obligations. In the event that the guarantee is enforced against Mr. Yu, he could be obliged to use his personal property, including the equity interest in our company that he holds through Skillgreat Limited, to fulfill his obligations under the agreement. As of the date of this prospectus, Mr. Yu, through Skillgreat Limited, beneficially owned 45.8% of our outstanding share capital, and he will beneficially own approximately 36.7% of our outstanding share capital upon completion of this offering, assuming no exercise of the underwriters' over-allotment option.

        A failure or delay by Beijing Bona Film and Culture Communication Co., Ltd. to meet its payment obligations promptly under the agreement or the failure by Beijing Bona Film and Culture Communication Co., Ltd. under the agreement to perform their guarantee obligations could result in the sale or other disposition of some or all of Mr. Yu's personal property, including his equity interest in us. A sale of a portion or all of Mr. Yu's equity interest whether voluntary or as a result of a court order would likely cause a significant drop in the price of our ADSs and could adversely affect our business operations, our relationships in the film industry and the marketability and of our ADSs and substantially reduce Mr. Yu's beneficial ownership interest.

        If Mr. Yu's beneficial ownership in us is substantially reduced or eliminated, he would have little or no stake or interest in the business operations of our company, and he could leave the company or not perform his duties as diligently as he otherwise might have.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. investors.

        Based upon the past and projected composition of our income and valuation of our assets, including any goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ending December 31, 2009 and we do not expect to become one for the current year or in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors may become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we were not a PFIC for 2009 or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status. See "Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company."

As a foreign private issuer, we are permitted to, and we may, rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares and ADSs.

        The Nasdaq Listing Rules in general require listed companies to have, among other things, a nominating committee consisting solely of independent directors. As a foreign private issuer, we are permitted to, and we may, follow home country corporate governance practices instead of certain requirements of the Nasdaq Listing Rules, including, among others, the implementation of a nominating committee. The corporate governance practice in our home country, the Cayman Islands, does not require, for example, the implementation of a nominating committee. We may rely upon the relevant home country exemption in lieu of certain corporate governance practices, such as foregoing the establishment of a nominating committee. As a result, the level of independent oversight over management of our company may afford less protection to holders of our ordinary shares and ADSs.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

        Our corporate affairs are governed by our memorandum and articles of association as amended and restated from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.

Judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We have not determined a specific use for a portion of our net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for a portion of our net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or lose value.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

        Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under our second amended and restated memorandum and articles of association that will become effective upon completion of this offering, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests.

        Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings if you do not vote, unless:

  •
  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders.

        The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfers of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

        In addition, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive any such distribution.

 FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

        You can identify these forward-looking statements by words or phrases such as "aim," "anticipate," "believe," "estimate," "expect," "intend," "likely to," "may," "plan," "will" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

  •
  our growth strategies;

  •
  our future business development, results of operations and financial condition;

  •
  expected changes in our revenues and certain cost or expense items;

  •
  our ability to manage the expansion of our operations; and

  •
  changes in general economic and business conditions in China.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement that includes this prospectus with the understanding that our actual future results may be materially different from what we expect. You should not rely upon forward-looking statements as predictions of future events.

        Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$89.3 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon the initial public offering price of US$8.50 per ADS. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

        We intend to use the net proceeds from this offering for the following purposes:

  •
  approximately US$40 million for possible acquisitions, which may include movie theaters to further build up and strengthen our national film exhibition network, although we are not currently negotiating and have not entered into any agreements for any such acquisitions; and

  •
  approximately US$25 million for the aquisition of film distribution rights including investment in film productions to secure film distribution rights, although particular amounts for particular films have not been determined and will not be determined prior to the completion of this offering.

        We may also use the remaining portion of the net proceeds we receive from this offering for other general corporate purposes and for potential acquisitions, although we are not currently negotiating any acquisition transactions.

        The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

        Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

        In utilizing the proceeds from this offering, as an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC operating subsidiary only through loans or capital contributions and to our affiliated consolidated entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our operating subsidiary and affiliated consolidated entities in China or make additional capital contributions to our operating subsidiary in China to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our PRC subsidiary and affiliated consolidated entities."

 DIVIDEND POLICY

        Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

        In 2007, one of our affiliated consolidated entities declared a dividend of US$0.2 million to a non-controlling shareholder, which dividend remains outstanding. In 2008, our affiliated consolidated entities declared a dividend of US$0.3 million to Mr. Dong Yu, our chairman and chief executive officer, which was paid in 2008, and US$0.2 million to a non-controlling shareholder, which remains outstanding. We have no present plan to declare and pay any dividends on our ordinary shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China, which in turn relies on the payments received from our affiliated consolidated entities in China pursuant to the contractual arrangements that established our corporate structure. Current PRC laws, rules and regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year to fund statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiary in China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

        If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

 CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2010:

  •
  on an actual basis; and

  •
  on a pro forma basis to reflect the conversion of all of our outstanding Series A and Series B preferred shares into 9,540,433 ordinary shares immediately upon the completion of this offering;

  •
  on a pro forma as adjusted basis to reflect (i) the conversion of all of our outstanding Series A and Series B preferred shares into 9,540,433 ordinary shares immediately upon the completion of this offering, and (ii) the sale of 5,870,000 ordinary shares in the form of ADSs by us (each two ADSs representing one ordinary share) in this offering at the initial public offering price of US$8.50 per ADS, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, and (iii) the subsequent payment of ordinary shares subscription receivable of US$400,000 in November 2010.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2010
	Actual	Pro forma	Pro forma as adjusted
	(US$)	(US$)	(US$)
Bank borrowings—current	9,538,568	9,538,568	9,538,568
Other borrowings—current	4,562,329	4,562,329	4,562,329
Bank borrowings—noncurrent	10,192,356	10,192,356	10,192,356
Film participation liabilities—noncurrent	1,815,762	1,815,762	1,815,762
Series A convertible redeemable preferred shares, US$0.0005 par value, 15,000,000 total preferred shares authorized, 3,175,631 shares issued and outstanding	10,543,176	—	—
Series B convertible redeemable preferred shares, US$0.0005 par value, 15,000,000 total preferred shares authorized, 3,690,577 shares issued and outstanding	14,386,112	—	—
Equity:
Ordinary shares, US$0.0005 par value, 85,000,000 shares authorized, 13,939,048 shares issued and outstanding, 23,479,481 shares issued and outstanding on a pro forma basis, and 29,349,481 shares issued and outstanding on a pro forma as adjusted basis	6,969	11,740	14,675
Ordinary shares subscription receivable	(400,000)	(400,000)	—
Additional paid-in capital	50,357,664	75,282,181	164,583,946
Statutory reserve	1,748,455	1,748,455	1,748,455
Accumulated deficit	(14,425,268)	(14,425,268)	(14,425,268)
Accumulated other comprehensive income	1,441,097	1,441,097	1,441,097

Total Bona Film Group Limited shareholders' equity	38,728,917	63,658,205	153,362,905

Noncontrolling interests	2,549,809	2,549,809	2,549,809

Total equity	41,278,726	66,208,014	155,912,714

Total	92,317,029	92,317,029	182,021,729

 DILUTION

        If you invest in our ADSs, your investment will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Net tangible book value represents the amount of our total consolidated tangible assets less the amount of our total consolidated liabilities, noncontrolling interests and our Series A and Series B preferred shares. The total consolidated tangible assets are the total assets net of goodwill, acquired intangible assets, and distribution rights.

        Our net tangible book value as of September 30, 2010 was positive at approximately US$7.0 million, or positive at US$0.50 per ordinary share and positive at US$0.25 per ADS as of that date.

        Pro forma net tangible book value is determined by adjusting net tangible book value as of September 30, 2010 per share to give effect to:

  (1)
  the conversion of all outstanding Series A and Series B preferred shares into ordinary shares upon the completion of this offering; and

  (2)
  our sale of the 11,740,000 ADSs offered in this offering at the initial public offering price of US$8.50 per ADS, with estimated net proceeds of US$89.3 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

  (3)
  the subsequent payment of ordinary shares subscription receivable of US$400,000 in November 2010.

        Our pro forma net tangible book value as of September 30, 2010 would have been US$121.7 million, or US$4.14 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$2.07 per ADS.

        This represents an immediate increase in pro forma net tangible book value of US$2.78 per ordinary share, or US$1.39 per ADS, to existing shareholders and an immediate dilution in pro forma net tangible book value of US$12.86 per ordinary share, or US$6.43 per ADS, to new investors in this offering.

        The following table illustrates such per ordinary share and ADS dilution:

	Per ordinary share		Per ADS
Net tangible book value as of September 30, 2010	US$	0.50	US$	0.25
Increase in net tangible book value per share attributable to conversion of our Series A and Series B preferred shares	US$	0.86	US$	0.43

Pro forma net tangible book value after giving effect to the conversion of our Series A and Series B preferred shares	US$	1.36	US$	0.68
Increase in net tangible book value attributable to the payment of subscription receivable received in November 2010 and this offering	US$	2.78	US$	1.39

Pro forma net tangible book value after giving effect to the conversion of our Series A and Series B preferred shares, the payment of subscription receivable received in November 2010 and this offering	US$	4.14	US$	2.07
Initial public offering price	US$	17.00	US$	8.50

Amount of dilution to new investors in this offering	US$	12.86	US$	6.43

        The following table summarizes the number of ordinary shares purchased from us as of September 30, 2010, the total consideration paid to us and the average price per ordinary share and ADS paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the initial public offering price of US$8.50 per ADS before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased
			Total Consideration
						Average Price Per Ordinary		Average Price Per ADSs
	Number	Percent	Amount		Percent
Existing shareholders	23,479,481	80.0%	US$	71,698,912	41.8%	US$	3.05	US$1.53
New investors	5,870,000	20.0%	US$	99,790,000	58.2%	US$	17.00	US$8.50

Total	29,349,481	100.0%	US$	171,488,912	100.0%

        The foregoing discussion and tables assumes no exercise of any outstanding share options. As of the date of this prospectus, there were 1,184,039 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$4.77 per share, and there were 4,226,611 ordinary shares available for future issuance upon the exercise of future grants under our 2010 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

 EXCHANGE RATE INFORMATION

        Our functional and reporting currency is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into the U.S. dollar at the exchange rates at the balance sheet date. Transactions in currencies other than the U.S. dollars during the year are converted into U.S. dollars at the applicable exchange rates prevailing at the first day of the month when the transactions occurred.

        A number of RMB-denominated figures used in this prospectus are accompanied with U.S. dollar translations. These translations are based on the exchange rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2010, which was RMB6.6905 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade.

        The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The exchange rate of Renminbi per US dollar as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.6628 to US$1.00 as of December 3, 2010.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010
through September 30	6.6905	6.7680	6.8102	6.6869
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7707	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7396	6.8102	6.6869
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6558	6.6892	6.6330
December (through December 3)	6.6628	6.6622	6.6630	6.6609

(1)
Source: the Federal Reserve Bank of New York.
(2)
Annual averages are calculated from month-end rates. Averages for other periods are calculated using the average of the daily rates during the relevant period.

        In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. For almost two years after July 2008, the RMB traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

 ENFORCEABILITY OF CIVIL LIABILITIES

        We were incorporated in the Cayman Islands in order to enjoy some advantages associated with being a Cayman Islands exempted company, such as:

  •
  political and economic stability;

  •
  an effective judicial system;

  •
  a favorable tax system;

  •
  the absence of exchange control or currency restrictions; and

  •
  the availability of professional and support services.

        However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

  •
  the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

  •
  Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

        Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. Most of our officers and directors are nationals and residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

        We have appointed Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, NY, NY 10171, U.S.A., as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Han Kun Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation provided that (a) such federal or state courts of the United States had proper jurisdiction over the parties subject to such judgment; (b) such federal or state courts of the United States did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

        Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country or region where the judgment is made or on principle of reciprocity between jurisdictions, provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security, or social and public interest.

 OUR CORPORATE STRUCTURE

Our History

        Our affiliated consolidated entity, Beijing Baichuan Film Distribution Co., Ltd., is a PRC company whose primary business was the distribution of films and related activities and which was established in 2003. To facilitate investments by financial investors and as part of the reorganization we subsequently conducted in 2007, we incorporated Bona International Film Group Limited in the British Virgin Islands on December 13, 2006, which became the parent company of Bona New World, our wholly owned subsidiary in the PRC. In anticipation of this initial public offering, we incorporated Bona Film Group Limited in the Cayman Islands as a listing vehicle on July 8, 2010. Bona Film Group Limited became our ultimate holding company when it issued one preferred or ordinary share to existing shareholders of Bona International Film Group Limited on November 10, 2010, in exchange for every 16 of the respective preferred or ordinary shares that these shareholders held in Bona International Film Group Limited.

        Our principal executive offices are located at 11/F, Guan Hu Garden 3, 105 Yao Jia Yuan Road, Chaoyang District, Beijing 100025, People's Republic of China, and our phone number is (86) 10 5928 3663.

        We currently conduct substantially all of our operations through our subsidiaries in the PRC and Hong Kong and our affiliated consolidated entities and their subsidiaries in the PRC.

        We operate our businesses in China through our affiliated consolidated entities due to PRC regulations that prohibit or restrict foreign investments in the film, television program and talent agency industries and impose qualifications for foreign investors in the advertising industry. We have three affiliated consolidated entities in China that operate our businesses in China, each of which is an entity duly formed under PRC law. All of the outstanding equity interests in our affiliated consolidated entities are held by Mr. Dong Yu, his brother Mr. Hai Yu or another affiliated consolidated entity, with the exception of Beijing Bona Advertising Co., Ltd., 3% of the outstanding equity interest of which is held by a third party individual.

        In July 2007, Bona New World, our PRC subsidiary, entered into a series of contractual arrangements with each of the affiliated consolidated entities and their respective shareholders (other than with Poly Film Investment Co., Ltd., an unaffiliated third party that had then held 10% of the equity interest in Beijing Baichuan Film Distribution Co., Ltd.) to govern our relationships with the affiliated consolidated entities. These contractual arrangements allow us to effectively control the affiliated consolidated entities and to derive substantially all of the economic benefits from them. See "—Contractual Arrangements with Our Affiliated Consolidated Entities" below. Accordingly, we treat these companies as variable interest entities and have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP.

        In April 2010, we entered into a series of transactions to acquire Beijing Bona International Cineplex Investment and Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd., two companies that focus on the movie theater business in the PRC. These companies were beneficially owned by Mr. Dong Yu, our chairman and chief executive officer, and his immediate family member. The total consideration comprised 5,810,320 newly issued ordinary shares and the settlement of US$5.3 million that Mr. Dong Yu owed to us.

Our Corporate Structure

        The following diagram illustrates our shareholding and corporate structure immediately after the completion of this offering (assuming no exercise of the underwriters' over-allotment option):

(A)
Refers to Sequoia Capital China I L.P., Sequoia Capital China Partners Fund I L.P., Sequoia Capital China Principals Fund I L.P. and their affiliates, collectively.
(B)
Refers to Matrix Partners China I L.P., Matrix Partners China I-A L.P., and their affiliates, collectively.
(1)
The regulatory registration of the transfer of the 60% of the equity interests of Shanghai Bona Yinxing Cinema Development Co., Ltd. from Beijing Baichuan Film Distribution Co., Ltd. to Beijing Bona International Cineplex Investment and Management Co., Ltd. is in process.

Contractual Arrangements with Our Affiliated Consolidated Entities

        Foreign investment in the film and entertainment industries is currently prohibited or restricted in China. As a Cayman Islands corporation, we do not qualify to conduct these businesses under PRC regulations. In addition, foreign investment in the advertising industry requires the foreign investor to possess certain qualifications, which we do not have. See "Regulation." As a result, our business in China is operated through contractual arrangements with our affiliated consolidated entities. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them, except with respect to Beijing Baichuan Film Distribution Co., Ltd., for which we receive 90% of its net profit before tax. These agreements are effective until either the dissolution of either Bona New World or the affiliated consolidated entity, the affiliated consolidated entity being no longer liable to us under the agreement, or the termination of other contractual arrangements, as described under "—Agreements that Transfer Economic Benefit to Us" and "—Agreements that Provide Us with Effective Control."

  Agreements that Transfer Economic Benefits to Us

        Exclusive Technology and Consulting Service Agreements.    Under the exclusive technology and consulting service agreements between Bona New World and each of the affiliated consolidated entities, Bona New World provides technology and consulting services to the affiliated consolidated entities, in exchange for a service fee to Bona New World that is no less than 100% of their net profit before tax, except that the service fee with respect to Beijing Baichuan Film Distribution Co., Ltd. is no less than 90% of its net profit before tax. The service fee is payable at such time as agreed between Bona New World and the affiliated consolidated entity and approved by the board of such affiliated consolidated entity. The term of each exclusive technology and consulting service agreement is from the effective date until the dissolution of either Bona New World or the affiliated consolidated entity.

  Agreements that Provide Us with Effective Control

        Voting Trust and Equity Purchase Option Agreements.    The shareholders of each affiliated consolidated entity have signed voting trust and equity purchase option agreements, pursuant to which the shareholders have granted Bona New World, or a person designated by Bona New World, the right to exercise all of the voting rights of the shareholders of the affiliated consolidated entity. We have an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, up to 100% of the equity interest in the affiliated consolidated entities from the shareholders. The purchase price for the entire equity interest is to be calculated based on the net value of the affiliated consolidated entity or the minimum price permitted by applicable PRC laws, rules and regulations, whichever is higher. Each affiliated consolidated entity covenants that without prior consent of Bona International Film Group Limited, it will not distribute any dividends. The term of each voting trust and equity purchase option agreement is from the effective date until termination of the corresponding exclusive technology and consulting service agreement.

        Equity Pledge Agreements.    Bona New World has entered into an equity pledge agreement with the shareholders of each affiliated consolidated entity. Under each equity pledge agreement, the shareholders have pledged their respective equity interests in the affiliated consolidated entity to Bona New World (other than 10% of the outstanding equity interests of Beijing Baichuan, which was purchased by Beijing Bona Film and Culture Communications Co., Ltd. in December 2010 from an unaffiliated third party, Poly Film Investment Co., Ltd.) to secure the obligations of the affiliated consolidated entity under its exclusive technology and consulting service agreement with Bona New World. In addition, the shareholders have agreed not to transfer, sell, pledge, or create any encumbrance on their equity interests in the affiliated consolidated entity except for a transfer in accordance with the voting trust and equity purchase option agreement or between shareholders which does not affect the validity of the equity pledge. The term of each equity pledge agreement is from the effective date until the affiliated consolidated entity is no longer liable under the exclusive technology and consulting service agreement.

        We have been advised by our PRC legal counsel, Han Kun Law Offices, that the structure for operating our business in China (including our corporate structure and our contractual arrangements with our affiliated consolidated entities) complies, and immediately after the completion of this offering will continue to comply, with all applicable PRC laws, rules and regulations, and does not violate any applicable PRC laws, rules or regulations. However, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements may become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See "Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our China business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties" and "—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protections available to you and us."

Our Contractual Arrangement with Cinema Popular Limited

        In October 2008, we entered into an agreement with Hurry Up Limited, the holder of the remaining 50% equity interest of Cinema Popular Limited, under the terms of which we control the board of directors of Cinema Popular Limited and absorb all of the expected losses of Cinema Popular Limited. Hurry Up Limited is controlled by Peter Chan, a producer and director of Chinese films. Accordingly, we treat Cinema Popular Limited as a variable interest entity and have consolidated its historical financial results in our financial statements in accordance with U.S. GAAP.

 SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

        The following selected condensed consolidated statement of operations data for the three years ended December 31, 2007, 2008 and 2009, and the selected condensed consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The summary consolidated balance sheet data as of December 31, 2007 have been derived from our audited financial statements not included in this prospectus. Selected consolidated financial data as of and for the years ended December 31, 2005 and 2006 have been omitted, as such information is not available on a basis that is consistent with the consolidated financial data included in this prospectus and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense. The selected consolidated statement of operations data for the nine months ended September 30, 2009 and 2010 and the selected consolidated balance sheet data as of September 30, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements.

        You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the year ended December 31,						For the nine months ended September 30,
	2007		2008		2009		2009		2010
	US$	% of revenues	US$	% of revenues	US$	% of revenues	US$	% of revenues	US$	% of revenues
Net revenues	22,398,483	100%	23,396,442	100.0%	38,372,551	100.0%	15,458,918	100.0%	34,984,968	100.0%
Cost of revenue	12,916,429	57.7%	12,706,866	54.3%	19,888,461	51.8%	7,869,256	50.9%	17,300,682	49.5%

Operating expenses:
Film participation expense	—	—	—	—	1,244,848	3.2%	356,406	2.3%	739,222	2.1%
Sales and marketing	6,035,673	26.9%	5,013,812	21.4%	8,887,971	23.2%	3,995,075	25.8%	4,918,384	14.1%
General and administrative expenses	1,156,722	5.2%	1,965,476	8.4%	2,789,416	7.3%	2,459,510	15.9%	6,114,352	17.5%

Total operating expenses	7,192,395	32.1%	6,979,288	29.8%	12,922,235	33.7%	6,810,991	44.1%	11,771,958	33.6%

Government subsidy	—	—	—	—	—	—	—	—	88,147	0.3%

Operating income	2,289,659	10.2%	3,710,288	15.9%	5,561,855	14.5%	778,671	5.0%	6,000,475	17.2%
Other income (loss):
Changes in fair value of warrants	(183)	(0.0)%	(306,050)	(1.3)%	119,451	0.3%	119,451	0.8%	—	—
Changes in fair value of derivatives	31,000	0.1%	(1,994,000)	(8.5)%	90,000	0.2%	393,000	2.5%	(14,528,000)	(41.5)%
Other	(261,061)	(1.2)%	308,238	1.3%	(145,767)	(0.4)%	5,368	0.0%	1,241,986	3.6%

Income before income tax provision and equity in earnings (loss) of affiliated companies	2,059,415	9.2%	1,718,476	7.3%	5,625,539	14.7%	1,296,490	8.4%	(7,285,539)	(20.8)%
Provision for income taxes	57,014	0.3%	1,071,610	4.6%	338,647	0.9%	53,264	0.3%	92,037	0.3%
Equity in earnings (loss) of affiliated companies	—	—	(205,911)	(0.9)%	172,773	0.5%	210,370	1.4%	9,263	0.0%

Net income (loss)(1)	2,002,401	8.9%	440,955	1.9%	5,459,665	14.2%	1,453,596	9.4%	(7,368,313)	(21.1)%

Net income (loss) attributable to the non-controlling interests	367,939	1.6%	199,225	0.9%	(168,429)	(0.4)%	(295,698)	(1.9)%	(107,655)	(0.3)%
Deemed dividend on Series A and Series B convertible redeemable preferred shares	381,073	1.7%	873,652	3.7%	1,394,985	3.6%	916,023	5.9%	1,603,266	4.6%
Undistributed earnings allocated to holders of participating Series A and Series B convertible redeemable preferred shares	254,303	1.1%	—	—	1,947,831	5.1%	354,536	2.3%	—	—

Net income (loss) attributable to holders of ordinary shares of Bona Film Group Limited	999,086	4.5%	(631,922)	(2.7)%	2,285,278	6.0%	478,735	3.1%	(8,863,924)	(25.3)%

Net income per ordinary share:
Basic	0.10		(0.07)		0.27		0.05		(0.77)
Diluted	0.10		(0.07)		0.27		0.05		(0.77)
Shares used in computation of net income per ordinary share:
Basic	9,542,114		9,051,563		8,453,842		9,052,396		11,555,326
Diluted	9,542,114		9,051,563		8,518,402		9,052,719		11,555,326
Net income per Series A preferred shares—Basic	0.48		0.28		0.81		0.33		0.26
Net income per Series B preferred shares—Basic	N/A		N/A		0.57		0.28		0.25

(1)
As a supplement to net income, we use a non-GAAP financial measure of net income that is adjusted from results based on U.S. GAAP to exclude share-based compensation, changes in fair value of warrants and changes in fair value of derivatives. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of our current financial performance and prospects for the future. The non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to

  U.S. GAAP results. In addition, our definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

        The following table sets forth the reconciliation of our non-GAAP net income to our U.S. GAAP net income.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	(US$)	(US$)	(US$)	(US$)	(US$)
Net income (loss)	2,002,401	440,955	5,459,665	1,453,596	(7,368,313)
Adjustment for share-based compensation	—	—	132,902	114,780	226,688
Adjustment for changes in fair value of warrants	183	306,050	(119,451)	(119,451)	—
Adjustment for changes in fair value of derivatives	(31,000)	1,994,000	(90,000)	(393,000)	14,528,000
Adjusted net income (non-GAAP)	1,971,584	2,741,005	5,383,116	1,055,925	7,386,375

	As of December 31,			As of September 30,
	2007	2008	2009	2010
	(US$)	(US$)	(US$)	(US$)	Pro forma as adjusted(1)
Consolidated Balance Sheet Data
Cash	6,663,011	4,771,897	7,418,213	12,132,514	101,837,214
Accounts receivable, net of allowance for doubtful accounts	4,347,569	4,673,515	19,491,100	8,081,160	8,081,160
Total current assets	11,350,873	13,567,290	33,940,357	42,117,177	42,117,177
Distribution rights	6,300,851	3,847,906	5,550,394	1,234,100	1,234,100
Production costs	—	3,785,691	19,528,560	47,551,727	47,551,727

Total assets	20,007,342	24,923,695	67,028,414	136,344,773	226,049,473
Accounts payable	5,766,634	4,237,192	8,902,182	12,777,509	12,777,509
Bank borrowing—current	—	—	6,590,317	9,538,568	9,538,568
Other borrowings	—	—	6,089,373	4,562,329	4,562,329
Current film participation liabilities	—	351,154	8,337,483	8,912,040	8,912,040
Non-current film participation liabilities	—	994,938	1,562,304	1,815,762	1,815,762
Derivatives	698,000	2,692,000	2,903,000	—	—

Total liabilities	11,090,113	15,681,869	46,859,438	70,136,759	70,136,759
Net assets	8,917,229	9,241,826	20,168,976	66,208,014	155,912,714
Series A convertible redeemable preferred shares	7,560,727	8,434,379	9,727,866	10,543,176	—
Series B convertible redeemable preferred shares	—	—	9,074,270	14,386,112	—

Total equity	1,356,502	807,447	1,366,840	41,278,726	155,912,714

(1)
Our consolidated balance sheet data as of September 30, 2010 is presented on a pro forma as adjusted basis to reflect (i) the conversion of all of our outstanding Series A and Series B preferred shares into 9,540,433 ordinary shares immediately upon the closing of this offering, and (ii) the issuance and sale of 5,870,000 ordinary shares in the form of ADSs by us in this offering, at the initial public offering price of US$8.50 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the subsequent payment of ordinary shares subscription receivable of US$400,000 in November 2010.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Condensed Consolidated Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are the largest privately owned film distributor in China. We are the leading distributor of domestic films among all privately owned film distributors in China in terms of number of films distributed and total box office receipts in 2009, according to a report we commissioned from EntGroup. In 2007, 2008 and 2009, films that we distributed or invested in accounted for 44.1%, 40.0% and 44.1%, respectively, of the total box office receipts for the 20 highest grossing domestic films in China, helping to establish us as a leading player in the fast growing Chinese film market. A small number of our films, typically ones that are released during the peak season, account for a substantial portion of our net revenues each year. Our remaining films generate lower net revenues but generally have lower costs for the acquisition of distribution rights or production. Our top five films each year in 2007, 2008 and 2009 accounted for 50.6%, 63.5% and 67.9% of our net revenues in those years, respectively. Since our inception in November 2003, we have distributed 139 films (including 29 films internationally), and we generally distribute between 16 and 20 films theatrically each year.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have also distributed 17 Chinese films (including Hong Kong films) internationally since 2008, from which we generated nil, US$2.0 million and US$5.2 million in net revenues in 2008, 2009 and the nine months ended September 30, 2010, respectively. Although our international film distribution business has not historically made a significant contribution to our results of operations, it has accounted for an increasing proportion of our net revenues. We believe that we are also well positioned to take advantage of the increasing popularity of Chinese films abroad, given our track record of having international distribution and the distribution arrangements we have established with film distributors in markets including Korea, Japan and Southeast Asia. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenues from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio.

        In addition to our film distribution and production operations, we own and operate six movie theaters in commercial districts and residential areas in several major cities in China. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints to movie theaters. Consistent with industry practice in China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. Our movie theater business, which we acquired in April 2010, generated net losses of US$0.8 million and US$1.9 million in 2008 and 2009, respectively, and net loss of US$0.1 million for the period from April 23 to September 30, 2010. We paid consideration in the form of 5,810,320 newly issued ordinary shares with a fair value of US$4.50 per share, or US$26.1 million in the aggregate, as of the acquisition date and the settlement of US$5.3 million that Mr. Dong Yu owed to us. The ordinary shares paid to Mr. Dong Yu would have a current value of US$98.8 million, at the initial public offering price of US$8.50 per ADS. Our talent agency business leverages our relationships in the film and entertainment industry and enables us to source desirable films for distribution, gives us additional insight into the film projects that are being contemplated and developed, and provides another source for promising film opportunities. We leverage our films and movie theater operations to attract advertising customers. We also believe that our movie theaters under the "Bona" brand, our ability to sell advertising in the films we exhibit and our representation of artists through our talent agency add to the strength of our business and assist in building a brand which we believe is synonymous with high quality filmed entertainment in China.

        We generated net revenues of US$22.4 million, US$23.4 million and US$38.4 million in 2007, 2008 and 2009, respectively, representing a CAGR of 30.9%. Our net income was US$2.0 million, US$0.4 million and US$5.5 million in 2007, 2008 and 2009, respectively. For the nine months ended September 30, 2010, we generated net revenues of US$35.0 million and net loss of US$7.4 million. Our net income in 2007, 2008 and 2009 included a gain of US$31,000, a loss of US$2.0 million and a gain of US$0.1 million, respectively, from changes in fair value of derivatives. Our net loss for the nine months ended September 30, 2010 included a loss of US$14.5 million from changes in fair value of derivatives. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income for 2007, 2008 and 2009 was US$2.0 million, US$2.7 million and US$5.4 million, respectively, representing a CAGR of 65.2%. For the nine months ended September 30, 2010, our non-GAAP net income was US$7.4 million. For a reconciliation of our non-GAAP net income to the U.S. GAAP net income, see footnote (1) to our summary consolidated statement of operations data included elsewhere in this prospectus. The redemption terms of the Series A and Series B preferred shares were amended in August 2010, and as a result, we have ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

Factors Affecting Our Results of Operations

        Our business, results of operations and financial condition are significantly affected by a number of factors, many of which are beyond our control. We expect our future growth to be affected by a number of factors and trends, including:

Our Ability to Identify and Secure Distribution Rights for Films on Favorable Terms

        We must identify promising films from among the many films that are produced in China and overseas each year and secure distribution rights for these films on terms that offer us attractive returns, including securing distribution rights through investment in the production of the film. In exceptional instances, we may participate in the financing of a film without acquiring distribution rights or copyright. We believe that our brand name and reputation in the Chinese film industry, our experience in film distribution and marketing in China, our collaborations with other domestic and international film industry players, and our management's access to key industry participants and relationships with industry talent and artists enable us to identify and secure distribution rights for or invest in promising film projects.

        The decision to distribute or invest in the production of a film, or both, is made by our senior management, supported by analysis of factors such as a film's expected critical reception and marketability, as well as the cost to acquire the distribution right or to finance the film production, the estimated distribution and marketing expenses required to bring the film to its widest possible target audience, and ancillary market potential of the film after its theatrical release. We typically negotiate with film producers on a film-by-film basis to determine the cost of the distribution rights or the film production. If we do not accurately judge the commercial viability of a film, or if the commercial arrangement through which we agree to distribute and/or invest in the production of the film turns out not to be appropriate to the film's market potential or is otherwise not favorable, we may not recoup the cost we incurred to acquire the distribution right, to finance film production or to distribute and market the film, or alternatively, we may fail to capture the potential benefits from the commercial success of the film. In particular, the type of arrangements we enter into may affect our ability to profitably exploit the film. For example, our ability to profit from film with similar box office performances may vary considerably depending on whether we enter into (i) a buy-off distribution arrangement, in which we pay a fixed amount to producer upfront to acquire the distribution rights with no obligation to share box office proceeds with the producer, (ii) a commission-based distribution arrangement, in which we do not pay any fixed amount to the producer, but instead share a proportion of the box office proceeds with the producer, or (iii) a minimum guarantee distribution in which case we would receive a higher proportion of the box office proceeds, subject to paying the producer the amount of any shortfalls from a minimum amount. In each case, we strive to align the key terms of our distribution agreements to the estimated box office potential of each film.

The Box Office Success of Our Films

        The commercial success of a film is largely determined by its box office success, which is a key factor in estimating revenue from other distribution channels. Box office success is largely determined by the appeal of the film to a broad audience—whether owing to its storyline or the participation in the film of well-known directors and actors—and by effective marketing of the film and depends primarily upon its acceptance by the public and similar unpredictable factors. The box office success of a film also depends upon the release period of the film, the length of time that the film is in theaters, the release schedule of potentially competing films and other factors. A film's commercial success at the box office is also contingent upon its being exhibited on a sufficiently large number of screens at movie theaters to meet demand.

        If we are unable to accurately judge audience acceptance of films or to effectively market the films we distribute, the economic success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, a particular feature film may not generate enough revenue to offset its distribution and marketing costs, in which case we may incur a loss for such film. In addition, we generally distribute a limited number of films per year, historically approximately 16 to 20 films. As a result, a small number of films could account for a significant impact on our results of operations in both the year of release and in the future. Historically, our net revenues have been largely dependent on the commercial success of a relatively small number of films. For instance, our top five films each year in 2007, 2008 and 2009 based on our net revenues accounted for 50.6%, 63.5% and 67.9% of our net revenues in those years, respectively. Accordingly, our results of operations are highly contingent upon our ability to identify and secure distribution rights to a small number of films with high commercial potential.

        The potential box office appeal of a film, a film's genre and the length and timing of its release period, among other factors, may also affect the revenue we can derive from ancillary sources such as advertising services and distribution overseas and to non-theatrical channels.

Our Ability to Secure Funding for Films on Favorable Terms and Effectively Control Costs

        Film production and, to a lesser extent, film distribution, are capital intensive activities. We fund the acquisition of distribution rights of films and investment in film production through cash flow from our operations, debt financing and syndication to other investors and film producers. The type of financing we use will affect the economic return we are able to derive from each film. Principal and interest payments on loans and film participation expenses paid to other investors in order to fund film productions affect our profitability and results of operations.

        We manage the risks associated with committing to capital intensive film production projects in a number of ways. We seek to limit the percentage of our investment in films to no more than 50% of the production cost. We may also syndicate our investment in film production to other investors who share the investment risk. When we act as the lead investor in a film, we include in the total estimated production budget of the film an administration fee from participating investors to cover costs we incur to manage the production process of the film.

        We manage the risks associated with the distribution of films by aligning the key terms of our distribution agreements to the estimated box-office potential of each film. We generally seek arrangements where we are reimbursed by film producers for the expenses we incur in the marketing and promotion of their films, and agree to waive such reimbursements only in limited circumstances. We have also maintained good relationships with leading theater circuits not only through our film distribution business as a supplier, but also through our movie theater business as a customer. We believe that theater circuits value a relationship with us as we offer them access to our pipeline of 16 to 20 films annually in a variety of genres as well as a share of revenues from our movie theaters, which in turn enhances our ability to negotiate desirable exhibition schedules and screen runs as well as prominent positions in marketing and publicity campaigns for our films. In addition, through our interactions with theater circuits as both a supplier and customer, we believe we gain better insight into the pipeline of competing films to help us optimize our film release schedule accordingly.

        By managing investment risk and actively endeavoring to control our financing costs, we attempt to increase the profitability of our business.

Our Ability to Maximize the Value of Our Films

        We rely on theater circuits and operators to exhibit our films in movie theaters. Domestically, we grant exhibition rights to the films we distribute to theater circuits throughout China on a film-by-film basis. We have exhibition arrangements with virtually all theater circuits in China. We believe that our ability to maintain favorable arrangements with theater circuits is attributable to the quality of the films we distribute, our track record and scale, and our brand and reputation.

        Our results of operations are also affected by our ability to exploit our distribution rights internationally and through non-theatrical channels. We typically sell or license our distribution rights to our films for exhibition and distribution overseas on a territory by territory basis. The licensing agreement with the overseas partner, typically based on the Independent Film and Television Alliance standard form, sets the relevant terms including the distribution period, geographic area, licensing fees and scope of rights, such as distribution for theatrical screening only or including other distribution channels such as DVD and other home video products, Internet and other digital distribution, in-flight entertainment and television. The terms of the arrangement for a particular film are typically dependent on the domestic box office success of the film and the demand for Chinese films in the particular geographic area.

        We utilize our strategic relationships to distribute our films on non-theatrical distribution channels and platforms, including DVD and other home video products, Internet and other digital distribution, in-flight entertainment and television. Our ability to maintain and expand the distribution of our films on non-theatrical distribution channels is also affected by our ability to expand our portfolio of high quality films, as well as the demand for films in non-theatrical distribution channels.

Box Office Trends Driven by Consumer Spending Patterns and Film Infrastructure Growth

        The commercial potential of the film industry in general will also continue to depend upon consumer spending patterns as well as box office trends. As a result of rapid economic development in China, urban households have developed discretionary spending power, with per capita annual disposable income of urban households in China increasing from RMB10,493 in 2005 to RMB17,900 in 2009. With increasing affluence and disposable income, the Chinese population is increasingly able to spend a larger portion of their income on cultural activities and entertainment, including the viewing of films.

        Rapid urbanization and increases in discretionary spending have led to increasing investment in film infrastructure such as modern multiplex movie theaters. Newly built movie theaters are generally equipped with modern visual and audio exhibition facilities, which improve the audience experience. According to EntGroup, the number of multiplex movie theaters has increased from 838 in 2005 to 1,509 in 2009. Our results of operations are and will continue to be affected by the expansion of movie theaters in China, which will enable us to expand our distribution and will provide greater opportunities to capture the discretionary spending of China's growing affluent class.

        We believe the increasing spending power of a larger consumer base, higher quality and increasing numbers of movie theaters and a greater range of available films have supported higher rates and frequency of movie attendance. We believe our results of operations will be driven primarily by growing numbers of movie theaters, a growing number of movie viewers and increased frequency of movie attendance. These ongoing box office trends will affect our profitability and results of operations.

        Although box office receipts have grown in China during the recent global financial crisis, a prolonged decline in economic conditions could reduce screenings of and attendance at our film releases or demand for our films through non-theatrical distribution channels. In addition, the increasing availability of movies through non-theatrical distribution channels, for example through digital distribution, could result in a shift in consumer demand away from the movie theater as the immediate source of film revenues. If we are unable to generate sufficient revenues from or reduce our costs incurred in distributing our films through non-theatrical distribution channels in response to any such shift in consumer demand, our results of operations may be adversely affected. Our results of operations may also be affected by the prevalence of intellectual property violations in China, which may enable viewers to circumvent movie theaters and other legitimate revenue-generating distribution channels from which we derive revenues.

        Our revenues are also affected by seasonal fluctuations, such as due to holidays and the summer release season, when movie theater attendance has traditionally been highest. As a result, our quarterly results of operations may fluctuate significantly from period to period.

Effect of Regulatory Developments on the Film Industry

        The film distribution business is greatly affected by regulations governing the type, number and sources of films, among other factors. For example, the number of foreign films that may be exhibited in China on a box office sharing basis, mainly Hollywood blockbusters is limited by the PRC central government to 20 films per year. In addition, there are separate quotas for films imported through buy-off distribution methods each year, mainly from countries other than the United States and for 3-D films. Only China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd., which are both state owned enterprises, are currently licensed to distribute foreign films in China.

        The easing or elimination of the current regulatory restrictions could create an oversupply of films in China, reduce our share of box office receipts and make it more difficult for our films to succeed commercially. While privately owned companies such as our company can currently provide marketing assistance to state-owned enterprises for foreign films, the easing or elimination of regulations restricting the distribution of foreign films could also increase our opportunities to further leverage our established brand name and proven track to further participate in foreign film distribution in China when current regulatory restrictions are eased or eliminated.

        These and other potential regulatory changes have and could continue to have an impact on our results of operations.

Net Revenues

        We generated net revenues of US$22.4 million, US$23.4 million and US$38.4 million in 2007, 2008 and 2009, respectively. For the nine months ended September 30, 2010, we generated net revenues of US$35.0 million.

        We deduct business taxes that our PRC subsidiary, affiliated consolidated entities and their subsidiaries are subject to on certain types of services and related revenues in the presentation of our net revenues.

        We generate net revenues from our share of the box office proceeds of the films we distribute. Where we are the principal distributor of the film we receive our share of the box office proceeds after the deductions by movie theaters and theater circuits of their shares in the box office sales, and taxes and other governmental charges. In addition, we cooperate with other distributors to distribute films as a non-principal distributor and receive as revenue a fixed percentage of the distribution fees received by the principal distributor.

        We also generate net revenues by licensing or selling distribution rights internationally and to non-theatrical distribution channels.

        We also sell pre-screening advertising time before the start of films for which we have acquired the distribution rights and generate net revenues from other miscellaneous advertising services such as "in-film" advertising, selling posters and promotions of films.

        Where we hold the copyright or a copyright interest in a film we also generate revenue from the licensing of our copyrights to other sales channels, including television, Internet distribution companies and overseas distributors. We also enter into arrangements where we participate in the financing of film production without receiving distribution rights or copyrights, and receive a percentage of the net profit of the film which we recognize as revenue.

        We also derive net revenues from our talent agency services, primarily from performance contracts for the artists we represent. Our agency contracts are negotiated on a case-by-case basis. The net revenues we generate from our representation of an artist are linked to the stage of the career and level of fame of the artist.

Cost of Revenues

        Our cost of revenues amounted to US$12.9 million, US$12.7 million and US$19.9 million in 2007, 2008 and 2009, respectively. For the nine months ended September 30, 2010, our cost of revenues amounted to US$17.3 million.

        Cost of revenues for our film-related revenues primarily consist of: (1) the amortization of any upfront amount we have incurred to acquire distribution rights, (2) the amortization of any upfront amount we have incurred to acquire copyrights or a proportionate interest therein, (3) the amortization of any production cost we have incurred where we are the producer of a film, (4) the amount that we remit to producers or participating distributors when they are entitled to share the box office sales based on the distribution arrangement (including cases where we guarantee the film producer a minimum amount and, if the box office sales are lower than the minimum amount, pay the difference to the film producer) and (5) other expenses in our film-related business.

        Cost of revenues for our talent-agency services primarily consists of (1) compensation paid to artists and (2) other expenses in the related business.

Gross Margin

        Our cost of revenues, and accordingly our gross margins and gross profit, are largely a function of the type of contractual arrangement we enter into and the extent of our economic rights and obligations in a particular film. For instance, in cases where we are a principal distributor, our revenues from film distribution include all of the box office receipts after deductions by movie theaters and theater circuits of their shares in the box office receipts and taxes and other governmental charges, and the share of box office receipts that we remit to the film producers or owner of the copyright or participating distributors is recorded under cost of revenues. In contrast, for films where we are not the principal distributor but own a percentage of the economic interest in the film, we receive a share of the net profits of the film. Therefore, as our gross margins and gross profit may vary significantly as a result of the type of contractual arrangement underlying the various distribution and production arrangements we enter into during each period, we do not believe a discussion of these figures on a consolidated basis is meaningful to investors. However, we believe segment profit and segment margin provide a more meaningful perspective on our results of operations and therefore we discuss these figures in the section titled "—Discussion of Segment Operations" below.

Operating Expenses

        Our operating expenses consist of film participation expenses, sales and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, divided into their major categories by amount for the periods indicated.

	For the year ended December 31,			For the nine months ended September 30,
	2007	2008	2009	2009	2010
	(US$)	(US$)	(US$)	(US$)	(US$)
Operating expenses:
Film participation expenses	—	—	1,244,848	356,406	739,222
Sales and marketing expenses	6,035,673	5,013,812	8,887,971	3,995,075	4,918,384
General and administrative expenses	1,156,722	1,965,476	2,789,416	2,459,510	6,114,352

Total operating expenses	7,192,395	6,979,288	12,922,235	6,810,991	11,771,958

        Film Participation Expenses.    Our film participation expenses accounted for nil, nil, 3.2% and 2.1% of our net revenues in 2007, 2008, 2009 and for the nine months ended September 30, 2010, respectively. Film participation expenses are the share of the respective film worldwide revenue to which a film participant is entitled for a certain period of time and is recorded based on an effective interest rate method on an individual film-by-film basis.

        Sales and Marketing Expenses.    Our sales and marketing expenses primarily consist of print and marketing expenses of films we distribute, salaries and benefits for our sales staff, marketing and promotional expenses, business development expenses and other costs related to supporting our sales force. Sales and marketing expenses accounted for 26.9%, 21.4%, 23.2% and 14.1% of our net revenues in 2007, 2008, 2009 and for the nine months ended September 30, 2010, respectively. The decrease in sales and marketing expenses as a percentage of our net revenues for the nine months ended September 30, 2010 was primarily due to the acquisition of our movie theater business in April 2010, as our movie theater business had lower sales and marketing expenses as a percentage of net revenues compared to our film distribution business. In addition, the sales and marketing expenses for Bodyguards and Assassins, which was one of our top films in 2010, were incurred primarily in 2009, in connection with its release on December 18, 2009. We expect the amount of our sales and marketing expenses to increase in the near future as due to increases in print and marketing expenses.

        General and Administrative Expenses.    Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, maintenance, utilities and other miscellaneous office expenses. General and administrative expenses accounted for 5.2%, 8.4%, 7.3% and 17.5% of our net revenues in 2007, 2008, 2009 and for the nine months ended September 30, 2010, respectively. Our general and administrative expenses as a percentage of our net revenues were lower in 2007, 2008 and 2009 compared with the nine months ended September 30, 2010, primarily because our net revenues in the fourth quarter of those years increased relative to our general and administrative expenses in the same periods, due to the release of blockbuster films during the winter holidays. We expect our general and administrative expenses to increase in the near future as we incur additional costs in connection with the expansion of our business in general and also with operating as a publicly traded company.

Other Income (Loss)

        Our other income (loss) reflects interest income, interest expense of bank borrowings and other borrowings, interest expense of convertible notes we issued in 2007, exchange rate gains or losses, changes in fair value of warrants and the changes in fair value of derivatives. The changes in fair value of warrants we recorded in 2007, 2008 and 2009 were in connection with the warrants we issued in

2007. The warrants were exercised in 2009, and we will not record any subsequent changes in fair value of warrants for periods after December 31, 2009. The changes in fair value of derivatives we recorded in 2007, 2008, 2009 and the nine months ended September 30, 2009 and 2010 reflected changes in connection with embedded derivative features of our Series A preferred shares and Series B preferred shares. Our net income in 2007, 2008 and 2009 included a gain of US$31,000, a loss of US$2.0 million and a gain of US$0.1 million, respectively, from changes in fair value of derivatives. Our net loss for the nine months ended September 30, 2010 included a loss of US$14.5 million from changes in fair value of derivatives. The redemption terms of Series A and Series B preferred shares were amended in August 2010, and as a result, we have ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

Equity in Earning (Loss) of Affiliated Companies

        We record our investment in affiliates using the equity method of accounting, and the profit or loss from of the affiliates is presented as "Equity in earning (loss) of affiliated companies" on the statements of operations and comprehensive income.

Taxation

        We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Under the PRC EIT Law, which has been effective since January 1, 2008, and related implementing rules, dividends paid from our PRC subsidiary are subject to a withholding tax at 10% if we are considered as a "non-resident enterprise". This new dividend withholding tax, however, will only be levied on our PRC subsidiary in respect of profits earned in 2008 onwards. Profits distributed after January 1, 2008 but related to financial results generated in the year ended December 31, 2007 and prior years will not be subject to dividend withholding tax. The dividend withholding tax rate can be lower than 10% subject to tax treaties between China and foreign countries or regions.

        Our subsidiary and affiliated consolidated entities and their subsidiaries in China are subject to business taxes and related surcharges by various local tax authorities at a rate of 3% to 5% in connection with certain types of services. These entities may also be subject to value-added and other taxes imposed by PRC governmental authorities. In addition, our subsidiary and affiliated consolidated entities and their subsidiaries in China were generally subject to the standard enterprise income tax rate, which was 33% prior to December 31, 2007 with the following exceptions:

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  In 2007, Beijing Baichuan Film Distribution Co., Ltd.'s share of movie theaters' box office revenues in the PRC was exempted from the income tax by the relevant local tax authority's interpretation of the Notice on Preferential Policies regarding Corporate Income by Publication and Cultural Industry issued by PRC Ministry of Finance and General Taxation Bureau. This exemption was applicable only for 2007.

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  Beijing Bona Advertising Co., Ltd. and Beijing Bona Film and Culture Communication Co., Ltd. were subject to income tax at a special concession rate of 33% on the deemed profit at 10% of their revenues for year 2007 as approved by the relevant local tax authority. This exemption was applicable only for 2007.

        Under the PRC EIT Law, our subsidiary and affiliated consolidated entities and their subsidiaries are subject to a uniform 25% enterprise income tax rate commencing January 1, 2008 with the following exceptions:

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  Beijing Bona Advertising Co., Ltd. was subject to income tax at a special concession rate of 25% on the deemed profit at 6% of their revenues for year 2009 as approved by the relevant local tax authority. This exemption was applicable only for 2009.

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  Zhejiang Bona Film and Television Production Co. Ltd. was established in Zhejiang in December 2008. It had no taxable income in 2008 and was exempted from income tax for the years from 2009 to 2010 pursuant to applicable PRC laws and an approval by the relevant local tax authority in June 2009.

        Without our preferential tax holidays and concessions, we would have had to pay approximately an additional US$1.1 million in PRC taxes in 2007 and an additional US$1.4 million in 2009. Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose "de facto management bodies" are located within the PRC territory may be deemed by the PRC tax authorities as PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the detailed implementation rule of the EIT Law, "de facto management bodies" is defined as the bodies that have material and overall management and control over the business, personnel, accounts and assets of the enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. Despite the present uncertainties as a result of limited guidance from PRC tax authorities on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under the EIT Law. If we and our offshore holding companies are considered to be PRC resident enterprises, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. In such cases, however, there is no guarantee that the preferential treatments to PRC tax residents will automatically apply to us, such as the withholding tax exemption on dividends between PRC resident companies.

Critical Accounting Policies

        The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

        An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

        We make certain judgments regarding the method of recognizing revenue and costs.

(i) Distribution Revenues

        We acquire film distribution rights as the principal or a participating distributor in China and overseas from film producers.

        As the principal distributor, we recognize distribution revenues when the films are exhibited in movie theaters. After the payments by the movie theaters of taxes and other governmental charges and deductions by movie theaters and theater circuits of their respective shares of the box office sales, the remaining amount, or the Distributable Amount is remitted to us which we account for as our distribution revenues.

        We then share the Distributable Amount with the film producer, other participating distributors or both, pursuant to the terms of the distribution agreement under which we are typically entitled to a fixed percentage of the Distributable Amount as our fees, or the Distribution Fees. The Distributable Amount, after further deductions of the Distribution Fees and print and marketing expenses, except in rare cases where not reimbursable by the producer, is paid or payable to the producer, and is accounted for as a cost of distribution revenues.

        We evaluate such arrangements to determine whether to recognize revenue on a gross basis or net of payments paid to the film producers or other distributors, i.e., whether to recognize the Distributable Amount or the Distribution Fees as revenue.

        The determination is based upon an assessment of whether we act as a principal or agent when providing the distribution services. In these arrangements, we recognize the Distributable Amount as revenue and show the amount we owe to the producer as part of cost of sales. Our determination is based on the following factors:

  •
  We are the primary obligor in the arrangement with the movie theaters since we are responsible for delivering the film to the movie theater and the movie theater has the right of redress against us;

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  We are able to set minimum ticket price with the movie theaters;

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  We select the movie theaters or locations where the film will be exhibited; and

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  We bear the credit risks of not being paid by the movie theaters but are obligated to pay the producers regardless of whether we collect cash from the movie theaters.

        We also cooperate with other distributors to distribute films as a participating distributor but are not the primary obligor under the distribution arrangement. For such arrangements, we share a fixed percentage of the distribution fees received by the principal distributor as our commissions and record these commissions as our distribution revenues.

        We also generate revenues from advertising services such as "in-film" advertising, pre-screening advertising, selling poster space and promotions of films. Revenues from advertising services are recognized as advertisement is shown or upon services provided. Cost of advertising services primarily consists of the cost of acquiring advertising airtime.

        For certain films the distribution rights of which are acquired by us, we sub-license such rights to international third-party distributors and domestic and international non-theatrical channels including television and Internet companies for a particular term. Revenues from such sub-licensing arrangements are recognized when the following criteria are met: (i) an arrangement has been signed with a customer, (ii) the customer's right to use or otherwise exploit the intellectual property has commenced and there is no requirement for significant continued performance by us, (iii) licensing fees are either fixed or determinable and (iv) collectability of the fee is reasonably assured.

(ii) Copyright and Participation Revenues

        When we are not the principal distributor, but participate in the financing of film production in which we may also acquire all, a portion or none of the legal copyright in relation to the film, and bear a portion of the costs of financing, production, prints, promotion and advertising pursuant to the terms of the agreement for the production of the film, we generate revenues from such film production participation as follows.

        (a)   Where we are entitled to receive a certain percentage of the net profit of the film, we periodically receive a report from the film producer about the net profit or loss of the film. We record our share of the net profit of the film into revenue according to the report.

        (b)   In the case of licensing our copyrights to international third-party distributors and to other domestic and international non-theatrical channels, including television and Internet companies, for a particular term, we recognize copyright revenues when the following criteria are met: (i) an arrangement has been signed with a customer, (ii) the customer's right to use or otherwise exploit the intellectual property has commenced and there is no requirement for significant continued performance by us, (iii) licensing fees are either fixed or determinable and (iv) collectability of the fee is reasonably assured.

        In addition, we also act as a talent agent for certain artists, where in certain cases we sign the service contract with a third party and in other cases, we, the artist together sign the service contract with the third party. We determine whether to record our revenue at the gross amount billed to the third party or the amount net of the payments to the relevant artists. The determination of whether revenue should be reported gross or net is based on an assessment of whether we are acting as a principal or an agent in the transaction. In arrangements where we sign the service contract with third parties and are the primary obligor, we are acting as a principal and report the gross amount of the service as revenue. In arrangements where we and the artist together sign the contract with a third party, we are acting as an agent, so we report revenue at the total service amount net of the payment to the artist. For arrangements where we record the gross amount as our revenue, cost of talent agency service primarily consists of compensation paid to artists.

Amortization of the Cost of Distribution Rights and Production Cost

        Distribution rights include the unamortized costs of films' distribution rights, including completed films and films in production. Production costs include expenditures for the production and acquisition of proportional economic interest in films by us. Production costs also include costs of productions of films which have been completed and costs of productions which are still in production.

        Costs of distribution rights and production cost are amortized using the individual-film-forecast method from the commencement of the initial exhibition of the film in movie theaters.

        Under the individual-film-forecast method, the costs are amortized in the proportion that current year's revenue bears to management's current estimate of ultimate revenue expected to be recognized from the exhibition or sub-licensing of the films.

        Film ultimate revenues include estimates of revenues from all markets and territories where persuasive evidence exists that such revenue will occur, including revenues associated with theatrical release and non-theatrical distribution of the film.

        Film ultimate revenues forecasts are limited to our estimates of revenue over a period not exceeding ten years following the date of the film's initial release.

        We assess the length of the period over which the revenue is expected to be generated based on our past experience for similar films with equivalent production values, the likely popularity of the stories and the artists in the regions where we expect to distribute the film and the competitive dynamics in the target exhibition slots in those regions.

        We start to estimate revenue streams as soon as we incur production or investments costs. Since the revenue is generated from distribution in the domestic and international markets, we estimate the revenue for each market separately. In the domestic market, after the initial showing of the films in the theaters, we believe that our forecasts of revenues are generally robust. For the films we distributed in 2009 and the nine months ended September 30, 2010, the majority of the forecast revenue was generated within the first three months of the initial exhibition and typically after nine months, approximately 90% of the total estimated domestic revenue will have been realized. As a result, the related film production, investment or distribution rights costs will have been amortized to a corresponding degree.

        We typically expect a relatively small percentage of the total forecast revenues to come from international distribution. We expect the international revenue to be generated over a longer time period than the domestic revenue. We closely monitor the revenue performance in the international market to continuously refine our estimate of total estimated revenue.

Impairment of Distribution Rights and Production Costs

        Distribution rights and production costs are stated at the lower of amortized cost or estimated fair value. We review the valuation of distribution rights and production costs on a title-by-title basis, when an event or change in circumstance indicates that the fair value of a film is less than its unamortized costs. The fair value of the film is determined using management's future revenues and costs estimates and a discounted cash flow approach. An impairment is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film. We will not subsequently restore any amounts written off in previous fiscal years.

Film Production Financing

        To fund production of our films and lower our own risks, we obtain financing through bank borrowings, and a variety of arrangements with other third-party finance providers.

        If we guarantee the third-party finance providers a fixed rate of return on the principal over a fixed term of period, the cash received from these investors is accounted for on our balance sheet as "other borrowings" and is treated no differently from any other debt where the lender receives a pre-determined rate of return. We accrue interest expense on other borrowings using a fixed rate of return.

        For other financing, where we give the third-party investor a fixed percentage of the film's worldwide revenue, or a fixed percentage of the film's worldwide revenue with guarantee of minimum rate of return on the principal, the cash received from these investors is accounted for as film participation liabilities. We retain copyrights of the films and the arrangements do not involve sale of a proportionate undivided interest in the copyright to the third-party participants.

        Under those arrangements where the participant is entitled to a share of the respective film's worldwide revenue, we record the participant's share of revenue as film participation expense based on an effective interest rate method on an individual film-by-film basis. We start to accrue for participation expense from the initial exhibition of the film. The effective interest rate is calculated based on the initial investments by the third party participants and a series of future cash outflows to the participants estimated by management using the same estimates of revenue determined in using the individual-film-forecast method as discussed above under amortization of production cost.

        Estimates of the effective interest rate result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of the effective interest rate can materially impact our results of operations. The estimated effective interest rates are based on information available as of each reporting period end date and are based on expectations and assumptions that have been deemed reasonably by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in change of the accrued participation expense.

        Because film participation expense is unlike debt financing with a specified rate of return we do not regard such expense as akin to interest and therefore do not regard it as eligible for capitalization under the rules in U.S. GAAP relating to the capitalization of interest. Instead, we reflect this expense in film participation expense on our income statement.

        If a film underperforms the final redemption amount is estimated to be lower than the amount originally invested by third-party participants, a negative effective interest rate is calculated and applied to the outstanding film participation liabilities balance to determine the current period's reduction of film participation expense.

        Under those arrangements where the participant is entitled to a share of the respective film worldwide revenue with guarantee of a minimum rate of return on the principal, if at any point of time, we determine that the accrued film participation liability is not sufficient to cover the guaranteed minimum rate, an additional liability will be accrued based on the guaranteed minimum rate of return.

        For some third party financing, we and the investors co-own the copyright and share the profit or loss of the film. The form of the arrangement is the sale of an economic interest in a film to an investor. We record the amount received from the investor as a reduction of our capitalized full costs, as the investor assumes full risk for that portion of the film asset acquired in these transactions.

Income Taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

        Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

        U.S. GAAP requires that the impact of an uncertain income tax position on the income tax return be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. We do not have any significant unrecognized tax benefits and did not incur any interest and penalties related to potential underpaid income tax expenses for the year ended December 31, 2007. During the years ended December 31, 2008 and 2009, there was no change in our unrecognized tax benefits.

        Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their "de facto management bodies" are within the PRC. The Implementation Rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under the EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation. See

"Risk Factors—Risks Relating to Doing Business in China—We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income."

Fair value of our ordinary shares

        We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary share at various dates for the following purposes:

  •
  Determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any.

  •
  Determining the fair value of our ordinary shares at the date of acquisition when we have acquired another entity and the consideration given includes our ordinary shares.

  •
  Determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

        The following table sets forth the fair value of our ordinary shares estimated at different times.

Date	Class of Shares	Fair Value		Purpose of Valuation	DLOM	Discount Rate
July 7, 2009	Ordinary Shares	US$	3.15	Assessment of beneficial conversion feature upon issuance of Series B preferred shares and valuation of share-based compensation	19%	29%
April 23, 2010	Ordinary Shares	US$	4.50	Acquisition of Bona Cineplex	16%	22%
June 1, 2010	Ordinary Shares	US$	4.75	Valuation of share-based compensation	11%	19%
July 26, 2010	Ordinary Shares	US$	5.66	Assessment of beneficial conversion feature upon issuance of Series B-3 preferred shares and valuation of share-based compensation	10%	17%

        When estimating the fair value of the ordinary shares, our management has considered a number of factors, including the result of a third-party appraisal and equity transactions of our company, while taking into account standard valuation methods and the achievement of certain events.

        The fair value of the ordinary shares was determined with the assistance of American Appraisal China Limited, or AA, an independent third-party valuation firm. The valuation reports from AA have been used as part of our analysis in reaching our conclusion on share values. We reviewed the valuation methodologies used by AA and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our ordinary shares.

        AA considered two generally accepted valuation approaches: market and income. In 2009 and 2010, the comparability of earning multiples of publicly traded film production and distribution companies and hence the reliability of market approach was low because most publicly traded film production and distribution companies operate in the United States and Japan and their market capitalization fluctuated significantly as a result of the global financial crisis while our operation and long term forecast had not been impacted by the same degree during this period. Therefore, AA used the discounted cash flow, or DCF, method of the income approach to assess the fair value of ordinary shares in 2009 and 2010. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

        Weighted average cost of capital, or WACC:    WACCs of 29%, 22%, 19% and 17% were used for dates as of July 7, 2009, April 23, 2010, June 1, 2010 and July 26, 2010, respectively. The WACCs were determined by using the capital asset pricing model, or CAPM, a method that market participants commonly use to price securities. Under CAPM, the discount rate was estimated based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size, the company's state of development and company-specific factors as of the valuation date. The decrease in WACCs from 2009 to 2010 was due to the combined results of the following factors:

  (i)
  The continuous growth of our business and company size. As our size increased, small company risk premium, which is a component of our WACC, decreased from 6.3% as of July 2009 to 4.5% as of June 2010.

  (ii)
  A longer track record for forecasting. According to the guideline prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately Held Company Equity Securities Issued as Compensation," or the Practice Aid, when an enterprise has established a solid financial history, the reliability of forecasted results is generally higher than those made at an earlier stage, and therefore the perceived risk of investing in the enterprise is generally lower than in an earlier stage. Therefore, the estimated WACC, which reflects the perceived risk of and a market participant's expected rate of return for investing in our securities, also declined gradually from July 2009 to June 2010 as our company progressed through the earlier stages of development and towards this offering.

  (iii)
  Completion of the acquisition of Beijing Bona International Cineplex Investment & Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd. on April 23, 2010. The acquisitions expanded our business to operation of movie theaters and lowered our business concentration risk, resulting in a lower unsystematic risk factor of our company.

  (iv)
  Additional financing obtained through the issuance of preferred shares. We issued our Series B-3 preferred shares for aggregate proceeds of US$5.0 million in July 2010. The closing of a new round of financing indicated that the uncertainty and risk perceived by investors in our business plan and our company was further reduced, resulting in a lower cost of capital. Decrease in WACC used for the valuation resulted in an increase in the determined fair value of the ordinary shares.

  (v)
  The improvement of controls over financial reporting with the recruitment of key management.

        Comparable companies:    In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the film production and distribution industry were selected for reference as our guideline companies.

        To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the film production and distribution industry, the guideline companies were selected with consideration of the following factors: (i) the comparable companies should operate film production and distribution business; and (ii) the comparable companies should either have their principal operations in Asia Pacific, as we mainly operate in China, or are publicly listed in the United States, as we plan to become a public company in the United States.

        Discount for lack of marketability, or DLOM:    AA quantified DLOM using the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (such as an initial public offering) and estimated volatility of equity securities. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM.

        The DLOMs were estimated to be 19%, 16%, 11% and 10% as of July 7, 2009, April 23, 2010, June 1, 2010 and July 26, 2010, respectively. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. In the first quarter of 2010, we started the preparation for our initial public offering. Because of the proximity of the expected time of the offering, DLOM decreased from 19% for the valuation as of July 7, 2009 to 16% for the valuation as of April 23, 2010, 11% for the valuation as of June 1, 2010 and 10% for the valuation as of July 26, 2010.

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earning growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from July 2009 to April 2010. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan.

        These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

        These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 17% to 29%.

        AA used the option-pricing method to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the Practice Aid. The method treats common stock and preferred stock as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred stock.

        The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 39% to 74% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

        The determined fair value of our ordinary shares increased from US$3.15 per share as of July 7, 2009 to US$4.50 per share as of April 23, 2010 and to US$4.75 per share as of June 1, 2010. We believe the increase in the fair value of our ordinary shares in each of these periods is primarily attributable to the following factors:

  •
  The overall economic growth in our principal geographic markets led to an increased market demand for our film production and distribution services.

  •
  In the first quarter of 2010, we started the preparation for our initial public offering. Because of the proximity of the expected time of the offering, DLOM decreased from 19% for the valuation as of July 7, 2009 to 16% for the valuation as of April 23, 2010.

  •
  Our weighted average cost of capital decreased from 29% as of July 7, 2009 to 22% as of April 23, 2010. The decrease was due to the combined results of (i) the continuous growth of our business and company's size, (ii) a longer track record for forecasting, and (iii) completion of the acquisition of Beijing Bona International Cineplex Investment & Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd. on April 23, 2010. The acquisition expanded our business to operation of movie theaters and lowered our business concentration risk, resulting in a lower unsystematic risk for our company.

        The determined fair value of our ordinary shares increased from US$4.50 per share as of April 23, 2010 to US$4.75 per share as of June 1, 2010 and US$5.66 as of July 26, 2010. We believe the increase in the fair value of our ordinary shares is primarily attributable to the following factors:

  •
  We continued to bolster our management and finance function by recruiting key management. Mr. Liang Xu joined our company as chief financial officer in June 2010.

  •
  Market sentiment towards initial public offerings continued to improve in the second quarter of 2010. As an indication, 37 companies completed their initial public offerings in the United States in the second quarter of 2010, compared to 27 companies in the first quarter of 2010. In addition, we made our first confidential submission of our registration statement relating to this offering in July 2010. The proximity of the timing of this offering to the date of valuation increased the liquidity of our shares and hence lowered DLOM from 16% as of April 23, 2010, to 11% as of June 1, 2010 and 10% as of July 26, 2010.

  •
  We issued ordinary shares and Series B-3 convertible redeemable preferred shares for an aggregate of US$2.0 million and US$5.0 million, respectively, in July 2010. This new round of financing, together with the proximity of this offering, lowered our estimated cost of capital. Accordingly, the discount rate, which is based on a market participant's required rate of return, was lowered from 22% as of April 23, 2010, to 19% as of June 1, 2010 and 17% as of July 26, 2010, which resulted in an increase in our equity value and the estimated fair value of our ordinary shares.

        We have considered the guidance prescribed by the Practice Aid in determining the fair value of our ordinary shares as of various dates before this offering. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through July 26, 2010 is set out above. Paragraph 113 of the Practice Aid states that "the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise." We therefore believe that the ultimate price of this offering is generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before this offering.

        Nevertheless, we believe that the increase in fair value of our ordinary shares from US$5.66 per ordinary share as of July 26, 2010 to US$17.00 per ordinary share, the initial public offering price, is primarily attributable to the following factors:

  Improved forecasted performance

  •
  On September 15, 2010, our affiliated consolidated entity, Beijing Bona Film and Culture Co., Ltd., entered into a credit agreement with Bank of Beijing for a RMB100 million credit facility for the financing of film projects. Compared to our previous loans for film projects from Industrial and Commercial Bank of China Ltd., which required us to enter into a new loan for each film financing, the credit agreement with Bank of Beijing enables us to quickly allocate funding for new film projects with substantially less burdensome drawdown requirements, and thereby further enhances our financial flexibility. In addition, we entered into advanced negotiations with other banks, which evidenced our increased accessibility to bank credit facilities for the financing of film productions and our improved capital resources. As bank borrowing has become a less sporadic source of film financing and developed into a reliable and predictable source for our film financing, we have expanded our access to potential film projects, which enhances our ability to pursue film projects that generate higher returns on equity. Through our new credit facility, we were able to increase the number of production projects that we could undertake and added additional films to our film pipeline in 2011 and 2012, including The Magician, Big Shanghai, and Legend of Condor Heroes, which are expected to be released in 2011, and Legend of Mulan and The Sword of the Third Master, which are expected to be released in 2012.

  •
  The six movie theaters, that we acquired in April 2010 achieved greater profitability sooner than we had expected. Our movie theater business generated net income of US$0.3 million in the third quarter of 2010, compared to losses of US$0.4 million in the second quarter of 2010. As three of our movie theaters began commercial operation in the second half of 2010, due to these movie theaters' short operating history, our management could not anticipate that our movie theater business would achieve profitability when they reviewed our financial forecast in July 2010.

  •
  In September 2010, we negotiated favorable terms for a film and a television series, which increased our profit by a total of US$1.4 million.

  New business opportunity

  •
  In September 2010, our movie theater business entered into an agreement with Beijing Bona Starlight Cineplex Management Co., Ltd., or Bona Starlight, a development stage movie theater operator in the PRC, under the terms of which our movie theater business will provide management services for the movie theaters established by Bona Starlight, including negotiating agreements with theater circuits and advertisers and operating the movie theaters. In return, we are entitled to receive a portion of the box office receipts and advertising revenue generated by these movie theaters. In November 2010, we obtained a right of first refusal to acquire movie theaters developed by this company and a right of first refusal with respect to the shares of Bona Starlight.

    We believe that these agreements will not only generate additional revenues in our movie theater business, but further enhance our ability to achieve economies of scope and scale, strengthen our brand and competitive position in the Chinese film industry, capture additional revenue streams throughout the film industry value chain, strengthen our integrated business model and enable us to continue to improve the movie going experiences of Chinese audiences.

  Completion of our initial public offering

  •
  This offering will create a public market for our ordinary shares, which will eliminate the discount previously applied for lack of marketability.

  •
  Upon the completion of this offering, all of our Series A and Series B preferred shares will be converted into ordinary shares, and the corresponding elimination of the related liquidation and other preferences and redemption rights will contribute to the increase in the value of our ordinary shares.

  •
  Upon the completion of this offering, we will have the ability to issue listed ADSs for the acquisition of businesses, the compensation of directors, officers and employees and enhance our access to capital markets. Such equity currency provides us with an efficient means for financing growth through acquisitions and will be an attractive form of compensation due to the liquidity of the shares issued. Equity-based compensation arrangements allow us to conserve cash and increase the loyalty and motivation of our directors, officers and employees, which are important assets to our business. The listing of our ADSs on the Nasdaq Global Market will enhance our ability to access capital markets and access additional sources of financing.

  •
  We expect this offering to further enhance our brand awareness and raise our profile to secure additional film distribution and investment opportunities.

  Favorable market conditions

  •
  Since the last valuation, there has been a continuous improvement in U.S. capital market sentiment towards China-based publicly traded companies as well as initial public offering. As an indication, the Nasdaq China Index increased by 13.7% from 180.41 as of July 28, 2010 to 205.13 as of November 22, 2010.

Share-based compensation

        Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

        The fair values of our option awards were estimated on the date of grant using the binomial option pricing model using the following assumptions.

	Options Granted on June 1, 2009	Options Granted on June 1, 2010	Options Granted on July 26, 2010
Risk-free interest rate	4.49%	4.36%	1.26%
Expected dividend yield	nil	nil	nil
Expected volatility	42%	44%	44%
Exercise price	US$3.36	US$3.44 and US$6.31	US$6.31
Fair value of the underlying ordinary shares	US$3.15	US$4.75	US$5.66

        The risk-free rate for periods within the expected life of the option is based on the implied yield rates of PRC international bonds denominated in U.S. dollars as of the valuation date. As we expected to grow the business with internally generated cash, we did not expect to pay dividends in the foreseeable future. Because we do not maintain an internal market for our ordinary shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar businesses.

        We recorded share-based compensation of US$0.1 million for options granted to employees for the year ended December 31, 2009, according to a graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. For options granted to employees on June 1, 2010, US$43,044 of share-based compensation was recorded as of the grant date, US$0.5 million of share-based compensation will be recorded in the 35 months after the grant date for grants with a three-year vesting schedule, and US$1.7 million of share-based compensation will be recorded in the 47 months after the grant date for grants with a four-year vesting schedule, in each case according to a graded vesting schedule on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. In addition, 35,671 options granted to an officer on June 1, 2010 will vest upon the completion of this offering and the related share-based compensation expenses of US$0.1 million will be recorded then. The options granted to an officer on July 26, 2010 were fully exercised in July 2010 and the related total share-based compensation of US$616 was recognized in July 2010.

Change in fair value of warrants

        The fair value of warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

	May 2007	June 2007	December 2007	December 2008	June 2009
Expected volatility	72%	72%	72%	73%	40%
Risk-free interest rate	4.95%	5.53%	4.35%	3%	2.90%
Expected dividend	—	—	—	—	—
Expected life of the warrants	4.81	4.94	4.34-4.46	3.33-3.46	2.89-3.01

        The fair value of the warrants increased from US$133,306 as of their grant dates in May and June 2007 to US$0.1 million as of December 31, 2007. We believe the change in the fair value of the warrants during this period was due to the net effect of the fair value of the underlying Series A preferred shares increasing slightly resulting in an increase in the intrinsic value of the warrants. The increase in intrinsic value was partially offset by the decrease in the time value of the warrants as the life of the warrants was reduced by approximately half a year over this period.

        The total fair value of the warrants increased from US$0.1 million as December 31, 2007 to US$0.4 million as of December 31, 2008. We believe the increase in the fair value of the warrants is mainly due to the increase in the fair values of our equity interest and the fair values of our Series A preferred shares, which in turn are attributable to continuing to improve our operational and financial performance in 2008. In spite of global financial crisis, our operating income before change in fair value of warrants and embedded derivatives increased by 62% from US$2.3 million in 2007 to US$3.7 million in 2008. In anticipation of increasing demand for film production and distribution in China, we had forecasted our revenue and operating income would continue to increase in 2009.

        The impact of increase in the value of Series A preferred shares on the fair value of the warrants was partially offset by the decrease in the remaining life of the warrants.

        The total fair value of the warrants decreased from US$0.4 million as of December 31, 2008 to US$0.3 million as of June 12, 2009, the exercise date of the warrants. We believe the decrease in fair value of the warrants is due to the effect of the following:

  •
  The decrease in life of the warrants by approximately half a year; and

  •
  The decrease in volatility assumptions from 73% as of December 31, 2008 to 40% as of June 12, 2009. For the valuation of our warrants as of June 2009, we reviewed the financial and operational performance of comparable companies previously selected for volatility estimates and considered certain companies were no longer comparable to us in terms of business nature and profitability. In view of the above, we extended our selection criteria to film production and distribution companies operating in other Asian countries and used them to replace those previously selected companies that were no longer comparable to us.

        The volatility assumptions used in the valuation of our warrants were based on the standard derivation derived from the historical share prices of comparable publicly traded companies engaged in similar lines of business for an observation period that matches the contractual life of our warrants.

        In determination of volatility as an input to the estimate of fair value of our warrants in 2007 and 2008, the comparable publicly traded companies selected include: Esun Holdings Limited, Orange Sky Golden Harvest Entertainment (Holdings) Ltd., China Star Entertainment Limited, Shaw Brothers (Hong Kong) Limited and Mei Ah Entertainment Ltd., which were engaged in film production and distribution business in China. For valuation of our warrants as of June 2009, we reviewed the financial and operational performance of these selected companies to assess their comparability and found that (i) Shaw Brothers (Hong Kong) Limited was privatized in March 2009; (ii) China Star Entertainment

Limited changed its business model and major source of revenue from film production and distribution to lottery and gaming business; and (iii) Esun Holdings Limited and Mei Ah Entertainment Ltd. incurred significant operating losses in the first half of 2009. In comparison, during the same period, we continued generating positive operating profit from our film distribution and production operations. In view of the above, we considered these companies were no longer comparable to us in terms of business nature and profitability. In determination of fair value of options as of June 1, 2009, we extended our selection criteria to film production and distribution companies that operate in other Asian countries and used them instead of the previously selected companies that were no longer comparable to us. The comparable companies used for the June 1, 2009 valuation include: Orange Sky Golden Harvest Entertainment, Tohokushinsha Film Corp, Shochiku Co. Ltd., Toho Co Ltd. and Toei Co. Ltd. These comparable companies were selected based on the criteria that (i) the comparable companies should operate film production and distribution businesses; (ii) the comparable companies have their principal operations in the Asia Pacific region, as we mainly operate in China; and (iii) the comparable companies have positive operating profits in 2008 and 2009. Because the operating incomes of the newly selected comparable companies are less volatile than those of the previously selected comparable companies, the change in the selected comparable companies resulted in a corresponding change in the expected volatility assumption to 40%.

Fair value of derivative liabilities

        We determine the fair value of the derivative liabilities associated with the issuances of the Series A preferred shares and Series B preferred shares with the assistance of AA. We used a "with-and-without" approach which takes into consideration the fair value increment between the scenario where the conversion option is not in place and the scenario where the conversion option is in place.

        The first step of this approach is to determine the fair value of our equity interest as of various valuation dates. In determination of fair values of our equity interest, we considered both market approach and income approach, and selected the methodology that is most indicative of our fair value in an orderly transaction between market participants as of the measurement dates. For more information regarding the main inputs and assumptions used in the determination of the our equity interest, see "—Fair value of our ordinary shares".

        The equity value is then allocated using option pricing method among the different classes of shares of our company to determine the fair value of ordinary shares, Series A and Series B preferred shares under the scenario where the conversion option is not in place and the scenario where the conversion is in place, taking into account the guidance prescribed by the Practice Aid.

        The option pricing model considers the Series A preferred shares, Series B preferred shares, and ordinary shares as call options on our company's equity value, with strike prices based on the redemption price of the Series A preferred shares and Series B preferred shares. Under the scenario where the conversion option is not in place, if, at the time of redemption occurs, the value of equity interest exceed the sum of redemption price of the preferred shares, the holders of preferred shares will only receive an amount up to the redemption price and each dollar of value in excess of the total redemption price should be distributed to holders of ordinary shares. Under the scenario where the conversion is in place, if, at the time redemption occurs, the value of equity interest goes up further to a point (the "Conversion Point") that the interest shared by the holders of preferred shares exceeds the redemption price when they select to convert the preferred shares into ordinary shares, each dollar of value in excess of the Conversion Point shall be distributed to the holders of preferred shares on as-converted basis. The analysis also incorporated estimates of probabilities of the events, such as an initial public offering, that will trigger the exercise of the conversion right.

        The key assumptions used in valuation of the derivative liabilities are summarized in the following table:

	December 2007	December 2008	December 2009	June 2010	July 2010	August 2010
Total fair value of equity interest (US$ in millions)	16.2	44.0	63.3	131.7	136.7	138.7
Expected life (years)(1)	3.3	2.3	3.5	3.0	3.0	2.9
Expected volatility(2)	72%	74%	39%	51%	48%	48%
Risk free interest rate(3)	4.3%	3.0%	2.4%	2.1%	2.0%	2.0%
Minimum redemption price of the preferred shares	140% of original issuance price plus any declared but unpaid dividend
Estimated probability of events that trigger the exercise of conversion option(4)	20%	20%	20%	50%	60%	60%

(1)
Expected life of the embedded derivatives

The expected life of the embedded derivatives was estimated based on the period between the valuation dates and the maturity dates of the preferred shares. For valuation of the embedded derivative of Series A preferred shares from 2007 to June 2009, the maturity date was considered to be 48 months from the issuance date of the Series A preferred shares. After the issuance of Series B preferred shares in July 2009, the maturity date was considered to be 48 months from the issuance date of Series B preferred shares.

(2)
Volatility

The volatility of the underlying ordinary shares during the life of the embedded derivatives was estimated based on average historical volatility of comparable companies for the period before the valuation date with lengths equal to the life of the embedded derivatives.

(3)
Risk-free interest rate

Risk-free interest rate is estimated based on the yield to maturity of PRC international government bonds with maturity term close to the life of the embedded derivatives.

(4)
Estimated probability of events that trigger the exercise of conversion option

The estimated probability of events that trigger the exercise of conversion option takes into consideration our stage of development, potential liquidity events such as redemption or initial public offering, the plans of our board of directors and management with respect to future developments and liquidity events, and the total fair value of the equity interest relative to the redemption price of the preferred shares, as of the valuation dates.

        From July 2007 to December 2007, the fair value of the embedded conversion option associated with our Series A Preferred Shares decreased slightly by US$31,000. We believe the decrease in fair value of the embedded derivatives was primarily attributable to the decrease in the remaining time to redemption event, which is an input parameter of option pricing model described above, and hence the implied life of the conversion option associated with Series A preferred shares by approximately half a year.

        For the year ended December 31, 2008, the fair value of the embedded conversion option associated with our Series A preferred shares increased by US$2.0 million. We believe the increase in the fair value of the embedded derivatives during this period was due to the increase in the fair value of our equity interest, which, in turn, was primarily attributable to the following:

  •
  During 2008, we continued improving our operational and financial performance. In spite of global financial crisis, our operating income before change in fair value of warrants and embedded derivatives and other income (loss) increased by 62% from US$2.3 million in 2007 to US$3.7 million in 2008. In anticipation of increasing demand for film production and distribution business in China, we forecast our revenue and operating would continue to increase in 2009.

  •
  The impact of the increase in the value of our equity interest on the fair value of the embedded conversion option associated with our Series A preferred shares was partially offset by the decrease in the time input parameter to the option pricing model.

        For the year ended December 31, 2009, the fair value of the embedded conversion option associated with our Series A preferred shares decreased by US$0.3 million. We believe the change in the fair value of the embedded derivatives associated with our Series A preferred shares during this period was due to the net effect of the following;

  •
  The issuance of our Series B-1 and B-2 preferred shares in July 2009 caused a dilutive effect on the conversion option associated with the Series A preferred shares. Before issuance of our Series B preferred shares, the Series A preferred shares represented 43% of our total equity, on an as-if converted basis. After the issuance of our Series B preferred shares, the percentage of shareholding represented by the Series A preferred shares, on an as converted basis was diluted to approximately 35%.

  •
  The volatility assumption used in the option pricing method decreased from 74% as of December 2008 to 39% as of December 2009. When performing the valuation of the embedded derivatives as of the end of 2009, we reviewed the financial and operational performance of comparable companies previously selected for volatility estimates and concluded that certain companies were no longer comparable to us in terms of business nature and profitability. In view of the above, we extended our selection criteria to film production and distribution companies operating in other Asian countries and used them to replace those previously selected companies that were no longer comparable to us. As the operating incomes of the newly selected comparable companies were less volatile than those of previously selected comparable companies, we lowered our expected volatility assumption.

  •
  The dilutive effect of the Series B-1 and B-2 preferred shares and the impact of the decrease in volatility assumption on the fair value of conversion option associated with the Series A preferred shares was partially offset by the increase in the fair value of total equity as described below.

        From the issuance of our Series B-1 and Series B-2 preferred shares to December 2009, the fair value of the embedded conversion option associated with our Series B-1 and Series B-2 preferred shares increased by US$0.2 million. We believe the increase in the fair value of the embedded derivatives during this period was mainly due to the increase in fair value of our equity interest, which, in turn, was attributable to the following:

  •
  During 2009, we experienced continuous improvement in our operational and financial performance. Our operating income before the change in fair value of warrants and embedded derivatives and other income (loss) increased from US$3.7 million in 2008 to US$5.6 million in 2009. The improvement in our financial performance reduced the overall level of inherent risk and a market participant's required rate of return for investing in our equity securities. Because of the above, our estimated cost of capital decreased from 29% as of July 2009 to 25% as of December 2009, resulting in an increase in the determined fair value of our equity interest.

        From December 2009 to June 2010, the fair value of the embedded conversion options associated with our Series A and Series B preferred shares increased by US$13.2 million. We believe the increase in the fair value of the embedded derivatives during this period was due to the increase in the estimated probabilities of the events that will trigger the exercise of the conversion option and the increase in the fair value of our equity interest, which in turn were primarily attributable to the following:

  •
  In the first half of 2010, we started the preparation for our initial public offering. Market sentiment towards initial public offerings in the United States also improved during this period.

    The proximity of the offering increased the estimated probabilities of the exercise of the conversion option, the liquidity of our ordinary shares and the fair value of our equity interest.

  •
  Our weighted average cost of capital decreased from 25% as of December 31, 2009 to 17% as of June 30, 2010. The decrease was due to the combined results of (i) the continuous growth of our business and company's size, (ii) a longer track record for forecasting, (iii) the completion of the acquisition of Beijing Bona International Cineplex Investment & Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd. on April 23, 2010, which expanded our business to operation of movie theaters and lowered our business concentration risks, resulting in a lower unsystematic risk for our company, and (iv) the improvement of internal controls over financial reporting with the recruitment of key management.

        From June 2010 to August 2010, the fair value of the embedded conversion options associated with our Series A and Series B preferred shares increased by US$1.8 million, of which an increase of US$0.5 million was due to the issuance of our Series B-3 preferred shares and US$1.3 million was due to the increase of the probability of exercise of conversion feature from 50% to 60%. We believe the changes in the fair value of the embedded derivatives of our Series A, Series B-1 and Series B-2 preferred shares were due to the net effect of the following: (i) the first confidential submission of our registration statement relating to this offering in July 2010 increased the estimated probabilities of the events that will trigger the exercise of conversion right; (ii) the proceeds of the ordinary shares and Series B-3 preferred shares issued in July 2010 increased our total equity interest and (iii) the ordinary shares and Series B-3 preferred shares issued in July 2010 had a dilutive effect on the conversion option associated with our Series A, Series B-1 and Series B-2 preferred shares.

        On August 1, 2010, all the Series A and Series B shareholders and the board of directors passed resolutions to amend the redemption term of the preferred shares. The resolutions changed the redemption price of Series A and B preferred shares to be 140% of the issuance price plus any declared but unpaid dividends, instead of the higher of 140% of the issuance price or the fair market value of the preferred shares upon redemption. As a result of this amendment, the redemption price of Series A and B preferred shares is no longer linked to the fair value of the underlying preferred shares, and therefore the conversion features of Series A and B preferred shares do not meet the net settlement criterion of a derivative. Accordingly, the separate accounting at fair value for the conversion features is no longer required. The related derivative liabilities were eliminated against additional paid-in capital on the date of amendment.

Acquisition of Movie Theaters

        In April 2010, we entered into a series of transactions to acquire Beijing Bona International Cineplex Investment and Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd., two companies that focus on the movie theater business in the PRC. These companies are beneficially owned by Mr. Dong Yu, our chairman and chief executive officer, and his immediate family member. The total consideration comprised 5,810,320 newly issued ordinary shares and the settlement of US$5.3 million that Mr. Dong Yu owed to us.

        We have accounted for these transactions as a purchase and not as a reorganization of entities under common control. Pursuant to our articles of association, the following matters among others need to be approved by the Series A preferred shareholders: (1) the adoption of the annual budget of any of our subsidiaries or affiliated entities; (2) the appointment or removal or settlement of the terms of appointment of any senior manager (including any chief financial officer, chief operating officer or chief technology officer) of any of our subsidiaries or affiliated entities; (3) approval, or making adjustment or modifications to the terms of transactions involving the interest of any director, shareholder or related party any of our subsidiaries or affiliated entities, including but not limited to the making of any loans or advances, whether directly or indirectly, or the provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any director or shareholder of any of our subsidiaries or affiliated entities. In July 2009, upon the issuance of Series B preferred shares, the Series B shareholders had the same rights. These rights allow the noncontrolling shareholders to participate in decisions that relate to the ordinary course of our business and prevent the majority ordinary shareholder, Mr. Yu, from exercising control over our operating and financial policy decisions. As a consequence, Mr. Dong Yu lost control of Bona Film Group Limited upon the issuance of Series A preferred shares in July 2007.

        In the acquisition, we determined the fair value and useful life of the intangible assets acquired based on the following:

(i)
The movie theater licenses acquired are film exhibition licenses issued by local film administration authorities that allow us to exhibit movies. The terms of the film exhibition licenses range from one to three years and are renewable upon inspection of the issuing authority. Since the government has been promoting the gradual liberalization of the film industry, we believes local film administration authorities normally grant the licenses to applicants as long as they can fulfill fixed asset investment and other relevant regulatory requirements. Therefore, we believe the licenses can be applied for and obtained through reasonable expenditure, without undue cost or time. Based on the above analysis, we concluded the cost approach should be applied for the determination of the fair value of the licenses. The cost approach takes into consideration the estimated staff costs, opportunities for fixed asset investment and overhead cost incurred for application of the licenses. We estimated the license has an indefinite life because we will renew it in the foreseeable future and do not expect that we will require substantial costs to renew or extend the licenses' legal life.

(ii)
As of the acquisition date, 41,657 individuals were registered as members of Beijing Bona Cineplex and Beijing Youtang and those members can purchase movie tickets at discounted price. The fair value of movie theater memberships was appraised by "excess earning method" which takes into consideration the projected cash flow to be generated from the members. The most significant estimates and assumptions inherent in the approach we used to value movie theater membership are the estimated revenues and margin derived from sale of tickets to the members and the discount rate. The resulting cash flow is discounted at a rate approximating the estimated cost of equity of Beijing Bona Cineplex and Beijing Youtang, which reflects a market participant's required rate of return for investing in the subject intangible asset. The terms of the membership range from one to five years with a weighted average of 1.8 years. The useful life of movie theater membership was determined based on the period over which the intangible asset will generate cash flow to our Company in the future.

(iii)
The fair value of favorable leases was determined by the incremental cash flow approach, which takes into consideration the projected rental expenses to be saved by virtue of ownership of lease agreements at rates more favorable than market rate. The most significant estimates and assumptions inherent in the approach that we used to value the favorable leases were the market rates for renting the premise of those movie theaters and the discount rate. The resulting rental saving was discounted at a rate approximating the estimated cost of equity of Beijing Bona Cineplex and Bona Youtang, which reflected a market participant's required rate of return for investing in the subject intangible asset.

Internal Control over Financial Reporting

        We and our independent registered public accounting firm, in connection with the preparation and external audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2009, identified certain material weaknesses and other control deficiencies, each as defined in AU325, in our internal control over financial reporting as of December 31, 2009. As defined in AU325, a

"material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis, and a "significant deficiency" is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

        The material weaknesses identified primarily related to: (i) insufficient accounting personnel with appropriate knowledge of U.S. GAAP; and (ii) lack of a comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the number of material weaknesses and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

        Following the identification of these material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these weaknesses and deficiencies, including (1) hiring one or more additional accounting personnel with understanding of U.S. GAAP and experience with SEC reporting requirements; (2) providing external and internal training to our accounting personnel; (3) developing detailed accounting policies and procedures; (4) developing formal risk management policies and establishing clear roles, responsibilities and accountability; and (5) hiring a director of internal audit with requisite experience in internal control over financial reporting. However, the implementation of these measures may not fully address these material weaknesses and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See "Risk Factors—Risks Relating to Our Business and Industry—In the course of preparing our consolidated financial statements, we have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected."

Our Selected Quarterly Results of Operations

        The following table presents our selected unaudited quarterly results of operations for the seven quarters in the period from January 1, 2009 to September 30, 2010. This information should be read together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements for the quarters presented on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
	US$	US$	US$	US$	US$	US$	US$
Net revenues	3,817,641	3,030,340	8,610,938	22,913,632	7,807,804	6,695,006	20,482,158
Cost of revenues	(2,708,851)	(1,596,570)	(3,563,836)	(12,019,204)	(4,080,681)	(3,428,217)	(9,791,784)

Gross profit	1,108,790	1,433,770	5,047,102	10,894,428	3,727,123	3,266,789	10,690,374

Operating expenses	(1,413,042)	(1,885,158)	(3,512,783)	(6,111,252)	(2,225,003)	(4,245,567)	(5,301,388)

Government subsidy	—	—	—	—	—	—	88,147

Operating income (loss)	(304,252)	(451,388)	1,534,319	4,783,176	1,502,120	(978,778)	5,477,133
Other income (Loss):
Changes in fair value of warrants	11,725	107,726	—	—	—	—	—
Changes in fair value of derivatives	135,000	(213,000)	471,000	(303,000)	(5,406,000)	(7,777,000)	(1,345,000)
Other	(2,874)	(6,159)	14,396	(151,130)	(68,019)	478,660	831,345

Income/(loss) before income taxes provision, and equity in (earnings) loss of affiliated companies	(160,401)	(562,821)	2,019,715	4,329,046	(3,971,899)	(8,277,118)	4,963,478
Provision for income taxes	(19,203)	(24,333)	96,800	285,383	94,392	(65,090)	62,735
Equity in earnings of affiliated companies	4,468	203,651	2,251	(37,597)	2,435	3,653	3,175
Net(loss)/income	(136,730)	(334,837)	1,925,166	4,006,066	(4,063,856)	(8,208,375)	4,903,918

Net(loss)/income attributable to Bona Film Group Ltd.	(48,191)	(207,394)	2,004,882	3,878,797	(4,048,653)	(8,237,324)	5,025,319

        Our business is affected by seasonal trends. In particular, our total revenues are typically greater in the third and fourth quarters of each year than in the first two quarters of each year due to the summer release season in the third quarter and the holidays in the fourth quarter, when movie theater attendance has traditionally been highest and blockbuster films are typically released. Our cost of revenues is also generally greater in the third and fourth quarters as the costs of distribution rights and production costs of a film are amortized in the proportion that the revenue of such film bears to management's current estimate of ultimate revenue expected to be recognized from the exhibition or sub-licensing of such film. In addition, our operating expenses are also typically greater in the third and fourth quarters, corresponding to the print and marketing costs associated with the films released in those periods. Other factors that may cause our quarterly operating results to fluctuate include, among others, the box office success of a particular film, film scheduling, changes in general economic conditions in China, changes in overall movie theater attendance in China and the impact of unforeseen events.

Results of Operations

Selected consolidated financial information

        The following table sets forth selected consolidated operating income information as a percentage of our net revenues for the relevant periods:

	For the year ended December 31,						For the nine months ended September 30,
	2007		2008		2009		2009		2010
	US$	% of revenues	US$	% of revenues	US$	% of revenues	US$	% of revenues	US$	% of revenues
Net revenues	22,398,483	100.0%	23,396,442	100.0%	38,372,551	100.0%	15,458,918	100.0%	34,984,968	100.0%
Cost of revenue	12,916,429	57.7%	12,706,866	54.3%	19,888,461	51.8%	7,869,256	50.9%	17,300,682	49.5%

Operating expenses:
Film participation expense	—	—	—	—	1,244,848	3.2%	356,406	2.3%	739,222	2.1%
Sales and marketing	6,035,673	26.9%	5,013,812	21.4%	8,887,971	23.2%	3,995,075	25.8%	4,918,384	14.1%
General and administrative expenses	1,156,722	5.2%	1,965,476	8.4%	2,789,416	7.3%	2,459,510	15.9%	6,114,352	17.5%

Total operating expenses	7,192,395	32.1%	6,979,288	29.8%	12,922,235	33.7%	6,810,991	44.1%	11,771,958	33.6%

Government subsidies	—	—	—	—	—	—	—	—	88,147	0.3%

Operating income	2,289,659	10.2%	3,710,288	15.9%	5,561,855	14.5%	778,671	5.0%	6,000,475	17.2%
Changes in fair value of derivatives	31,000	0.1%	(1,994,000)	(8.5)%	90,000	0.2%	393,000	2.5%	(14,528,000)	(41.5)%
Other income (loss):	(261,244)	(1.2)%	2,188	0.0%	(26,316)	(0.1)%	124.819	0.8%	1,241,986	3.6%
Income before income tax provision and equity in earnings (loss) of affiliated companies	2,059,415	9.2%	1,718,476	7.3%	5,625,539	14.7%	1,296,490	8.4%	(7,285,539)	(20.8)%
Provision for income taxes	57,014	0.3%	1,071,610	4.6%	338,647	0.9%	53,264	0.3%	92,037	0.3%
Equity in earnings (loss) of affiliated companies	—	—	(205,911)	(0.9)%	172,773	0.5%	210,370	1.4%	9,263	(0.0)%

Net income (loss)(1)	2,002,401	8.9%	440,955	1.9%	5,459,665	14.2%	1,453,596	9.4%	(7,368,313)	(21.1)%

Net income (loss) attributable to holders of ordinary shares of Bona Film Group Limited	999,086	4.5%	(631,922)	(2.7)%	2,285,278	6.0%	478,735	3.1%	(8,863,924)	(25.3)%

Net income (loss) per ordinary share:
Basic	0.10		(0.07)		0.27		0.05		(0.77)
Diluted	0.10		(0.07)		0.27		0.05		(0.77)
Shares used in computation of net income per share:
Basic	9,542,114		9,051,563		8,453,842		9,052,396		11,555,326
Diluted	9,542,114		9,051,563		8,518,402		9,052,719		11,555,326

(1)
As a supplement to net income, we use a non-GAAP financial measure of net income that is adjusted from results based on U.S. GAAP to exclude share-based compensation, changes in fair value of warrants and changes in fair value of derivatives. This non-GAAP measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of our current financial performance and prospects for the future. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

          The following table sets forth the reconciliation of our non-GAAP net income to our U.S. GAAP net income.

	For the year ended December 31,			For the nine months ended September 30,
	2007	2008	2009	2009	2010
	(US$)	(US$)	(US$)	(US$)	(US$)
Net income (loss)	2,002,401	440,955	5,459,665	1,453,596	(7,368,313)
Adjustment for share-based compensation	—	—	132,902	114,780	226,688
Adjustment for changes in fair value of warrants	183	306,050	(119,451)	(119,451)	—
Adjustment for changes in fair value of derivatives	(31,000)	1,994,000	(90,000)	(393,000)	14,528,000

Adjusted net income (non-GAAP)	1,971,584	2,741,005	5,383,116	1,055,925	7,386,375

Discussion of Segment Operations

        We review our results of operations according to three operating segments when making decisions about allocating resources and assessing performance. The segments are (i) film distribution, (ii) film investment and production and (iii) talent agency.

Segment Revenues

        Film distribution.    Our film distribution segment generates revenues from external customers. Its revenues comprise our share of the box office receipts for our distribution services, to the extent we have distribution rights outside the PRC, the revenues we derive from those arrangements and advertising revenues.

        Film investment and production.    Our film investment and production segment generates revenues both from external customers and, through inter-segment transactions, from our own distribution entities. Our film investment and production segment generates revenues from external customers where we have invested in a film but do not act as the principal distributor. Our film investment and production segment generates revenues through inter-segment transactions where we have invested in a film and do act as the principal distributor.

        Talent agency.    The talent agency segment generates revenues only from external customers for our talent agency services.

Segment Cost of Revenues

        Film distribution.    Costs of revenues for our film distribution segment include (1) the amortization of the cost of acquiring distribution rights and participation rights where we cooperate with other distributors to distribute films as a participating distributor but is not the primary obligor; (2) the amount we remit to participating distributors when we are the principal but not sole distributor; (3) the amount that we remit to film producers when they are entitled to share the box office sales with us based on the distribution arrangement; (4) where we produce the film, this amount includes any amount paid by our film distribution operations to our film investment and production operations; and (5) costs incurred in providing film-related advertising services.

        Film investment and production.    Costs of revenues for our film investment and production segment include the amortization of production costs for films for which we have invested in the production of.

        Talent agency.    Costs of revenues for our talent agency segment primarily consists of compensation paid to artists.

        The following table sets forth our revenues from external customers, costs of revenues, and segment profit, which is gross profit less film participation expense by segments for the periods indicated:

	For the nine months ended September 30, 2010
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	24,730,791	2,043,669	1,814,654	6,395,854	—	34,984,968
Intersegment revenues	135,839	10,196,200	—	—	(10,332,039)	—

Total revenues	24,866,630	12,239,869	1,814,654	6,395,854	(10,332,039)	34,984,968
Cost of revenues	(14,757,977)	(8,708,577)	(1,105,732)	(3,060,435)	10,332,039	(17,300,682)
Film participation expense	—	(739,222)	—	—	—	(739,222)

Segment profit	10,108,653	2,792,070	708,922	3,335,419	—	16,945,064

	For the nine months ended September 30, 2009
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	13,856,497	1,093,264	509,157	—	15,458,918
Intersegment revenues	—	4,848,709	—	(4,848,709)	—

Total revenues	13,856,497	5,941,973	509,157	(4,848,709)	15,458,918
Cost of revenues	(8,338,762)	(4,074,586)	(304,617)	4,848,709	(7,869,256)
Film participation expense	—	(356,406)	—	—	(356,406)

Segment profit	5,517,735	1,510,981	204,540	—	7,233,256

	For the year ended December 31, 2009
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	35,331,320	2,038,491	1,002,740	—	38,372,551
Intersegment revenues	—	14,063,747	—	(14,063,747)	—

Total revenues	35,331,320	16,102,238	1,002,740	(14,063,747)	38,372,551
Cost of revenues	(21,925,682)	(11,345,790)	(680,736)	14,063,747	(19,888,461)
Film participation expense	—	(1,244,848)	—	—	(1,244,848)

Segment profit	13,405,638	3,511,600	322,004	—	17,239,242

	For the year ended December 31, 2008
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	20,275,104	2,889,638	231,700	—	23,396,442
Intersegment revenues	—	6,390,479	—	(6,390,479)	—

Total revenues	20,275,104	9,280,117	231,700	(6,390,479)	23,396,442
Cost of revenues	(12,919,986)	(5,945,541)	(231,818)	6,390,479	(12,706,866)
Film participation expense	—	—	—	—	—

Segment profit	7,355,118	3,334,576	(118)	—	10,689,576

	For the year ended December 31, 2007
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
	(US$)	(US$)	(US$)	(US$)	(US$)
Revenues from external customers	21,129,064	1,269,419	—	—	22,398,483
Intersegment revenues	—	4,238,689	—	(4,238,689)	—

Total revenues	21,129,064	5,508,108	—	(4,238,689)	22,398,483
Cost of revenues	(13,368,629)	(3,786,489)	—	4,238,689	(12,916,429)
Film participation expense	—	—	—	—	—

Segment profit	7,760,435	1,721,619	—	—	9,482,054

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

        Net Revenues.    Our net revenues increased significantly from US$15.5 million for the nine months ended September 30, 2009 to US$35.0 million for the nine months ended September 30, 2010. This increase was largely attributable to higher net revenues from films we distributed in movie theaters in the nine months ended September 30, 2010 and to a lesser extent to net revenues from our movie theater business. We began generating net revenues from our movie theater business on April 23, 2010, when we acquired our movie theater business, and it generated net revenues of US$6.4 million through September 30, 2010. Our top three films for the nine months ended September 30, 2010 based on net revenues were (i) Bodyguards and Assassins, which was released on December 18, 2009, (ii) Triple Tap and (iii) Curse of the Deserted. These films accounted for approximately 49.8% of our net revenues for the period. For the nine months ended September 30, 2010, we distributed 12 newly released films, which generated US$12.9 million in net revenues, compared to 10 newly released films for the nine months ended September 30, 2009, which generated US$13.2 million net in revenues. In addition, we generated US$10.7 million and US$1.7 million in net revenues for the nine months ended September 30, 2010 and nine months ended September 30, 2009, respectively, from films released in previous years.

  Segment revenues

        Segment revenues from our film distribution segment increased by 79.5% from US$13.9 million for the nine months ended September 30, 2009 to US$24.9 million for the nine months ended September 30, 2010. This increase was primarily due to the revenues from Bodyguards and Assassins and Triple Tap.

        Segment revenues from our film investment and production segment increased significantly from US$5.9 million for the nine months ended September 30, 2009 to US$12.2 million for the nine months ended September 30, 2010. This increase was primarily due to a US$5.3 million increase over this period from the inter-segment revenue from distribution of films for which we were the lead distributor and entitled to a percentage of the economic interest based on our proportionate investment in the production, in particular, for Bodyguards and Assassins and to a lesser extent, revenues from our investments in the production of Caravans with Ring, an episodic television series.

        Segment revenues from our talent agency segment increased significantly from US$0.5 million for the nine months ended September 30, 2009 to US$1.8 million for the nine months ended September 30, 2010, largely as a result of an increase in revenues recognized during this period from ongoing representations and the signing of 17 new artists in the nine months ended September 30, 2010.

        Segment revenues from our movie theater segment, which represented revenues from our movie theater business from April 23, 2010, when we acquired our movie theater business, to September 30, 2010, amounted to US$6.4 million for the nine months ended September 30, 2010. We did not operate a movie theater business in 2009.

        Cost of Revenues.    Our cost of revenues increased significantly from US$7.9 million for the nine months ended September 30, 2009 to US$17.3 million for the nine months ended September 30, 2010, primarily as a result of costs from our movie theater business acquired in April 2010, amortization of production costs in connection with Bodyguards and Assassins and Triple Tap and amortization of acquired distribution rights in connection with Triple Tap.

  Segment cost of revenues

        Segment cost of revenues from our film distribution segment increased by 77.0% from US$8.3 million for the nine months ended September 30, 2009 to US$14.8 million for the nine months ended September 30, 2010. This increase was primarily attributable to an increase in remittances to producers (including ourselves in some cases) in connection with films that generated high box office receipts such as Bodyguards and Assassins and Triple Tap and the amortization of acquired distribution rights in connection with Triple Tap.

        Segment cost of revenues from our film investment and production segment increased significantly from US$4.1 million for the nine months ended September 30, 2009 to US$8.7 million for the nine months ended September 30, 2010, primarily as a result of increased amortization of production costs of films in which we were a lead investor, in particular for Bodyguards and Assassins.

        Segment cost of revenues from our talent agency segment increased significantly from US$0.3 million for the nine months ended September 30, 2009 to US$1.1 million for the nine months ended September 30, 2010, primarily due to the signing of new artists in the nine months ended September 30, 2010.

        Segment cost of revenues from our movie theater segment amounted to US$3.1 million for the period from April 23 to September 30, 2010.

        Film Participation Expenses.    Our film participation expenses increased significantly from US$0.4 million for the nine months ended September 30, 2009 to US$0.7 million for the nine months ended September 30, 2010, primarily in connection with the syndication of film participation interests in Bodyguards and Assassins and Overheard. In addition, for the nine months ended September 30, 2009, we did not incur any film participation expenses until July 2009, when we commenced using this financing method in our film investment and production operations.

  Segment Profit

        Segment profit from our film distribution segment increased by 83.2% from US$5.5 million for the nine months ended September 30, 2009 to US$10.1 million for the nine months ended September 30, 2010, with segment profit margin increasing over the same period from 39.8% to 40.7%. The increase in segment profit was largely attributable to Bodyguards and Assassins and Triple Tap. The increase in segment profit margin was largely attributable to an increase in profit from our advertising services, in particular for promotions leading up to the premier of Triple Tap.

        Segment profit from our film investment and production segment increased by 84.8% from US$1.5 million for the nine months ended September 30, 2009 to US$2.8 million for the nine months ended September 30, 2010, primarily due to Bodyguards and Assassins, with segment profit margin decreasing over the same period from 25.4% to 22.8%, largely due to lower than expected returns from Like a Dream.

        Segment profit from our talent agency segment increased significantly from US$0.2 million for the nine months ended September 30, 2009 to US$0.7 million for the nine months ended September 30, 2010 as a result of the signing of new artists in the nine months ended September 30, 2010 with segment profit margin decreasing over the same period from 40.2% to 39.1% largely due to the higher contribution to costs from more established artists from whom we generally receive lower commission percentages.

        Segment profit from our movie theater segment amounted to US$3.3 million for the period from April 23 to September 30, 2010, with a segment profit margin of 52.1%.

        Other Operating Expenses.    Our operating expenses increased by 70.9% from US$6.5 million for the nine months ended September 30, 2009 to US$11.0 million for the nine months ended September 30, 2010.

  •
  Sales and Marketing.  Sales and marketing expenses increased by 23.1% from US$4.0 million for the nine months ended September 30, 2009 to US$4.9 million for the nine months ended September 30, 2010 primarily due to sales and marketing expenses in connection with our movie theater business, which we acquired in April 2010, and to a lesser extent, an increase in printing and marketing expenses in connection with the distribution of Bodyguards and Assassins and Triple Tap as well as promotional and marketing activities to increase our brand recognition.

  •
  General and Administrative.  General and administrative expenses increased significantly from US$2.5 million for the nine months ended September 30, 2009 to US$6.1 million for the nine months ended September 30, 2010 primarily in connection with our movie theater business, which we acquired in April 2010.

        Operating Profit (Loss).    As a result of the foregoing, our operating profit increased significantly from US$0.8 million for the nine months ended September 30, 2009 to US$6.0 million for the nine months ended September 30, 2010.

        Changes in fair value of derivatives.    For the nine months ended September 30, 2009, the fair value of the embedded derivatives associated with our Series A preferred shares decreased from US$2.7 million to US$2.2 million, resulting in a gain in the income statement of US$0.5 million. We attribute this change in fair value of embedded derivate primarily to the following factors: (i) the increase in total fair value of our equity interest, which in turn was due to the organic growth of our business, (ii) the decrease in expected volatility of the equity interest underlying the embedded derivatives from 74% to 40%, and (iii) the increase in expected life of the embedded derivatives by 1.5 years during the period.

        For the period from January 1 to August 1, 2010, the fair value of the embedded derivative associated with our Series A preferred shares increased from US$2.5 million to US$13.5 million, resulting in a charge to the income statement of US$11.0 million. The fair value of the embedded derivatives associated with our Series B-1 and B-2 preferred shares increased from US$0.4 million to US$3.9 million, resulting in a charge to the income statement of US$3.5 million. The fair value of the embedded derivatives associated with our Series B-3 preferred shares changed from US$476,000 as of the issuance date of July 26, 2010 to US$477,000 as of August 1, 2010. The total charge due to the change in fair value of embedded derivatives was US$14.5 million. We attribute this increase in fair value of embedded derivate primarily to the increase in the estimated probabilities of the events that will trigger the exercise of the conversion option and the increase in the fair value of our equity interests, which in turn was primarily attributable to the following factors:

  •
  In the period ended August 1, 2010, we started the preparation for our initial public offering. Market sentiment towards initial public offerings in the United States also improved during this period. The proximity of the offering increased the estimated probabilities of the exercise of the conversion option, the liquidity of our ordinary shares and the fair value of our equity interest.

  •
  Our weighted average cost of capital decreased from 25% as of December 31, 2009 to 17% as of August 1, 2010. The decrease was due to the combined results of (i) the continuous growth of our business and company's size, (ii) a longer track record for forecasting, (iii) the completion of the acquisition of Beijing Bona International Cineplex Investment & Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd. on April 23, 2010, which expanded our business to operation of movie theaters and lowered our business concentration risks, resulting in a lower unsystematic risk for our company, (iv) the improvement of internal controls over financial reporting with the recruitment of key management, (v) the first confidential submission of our registration statement relating to this offering in July 2010 increased the estimated probabilities of the events that will trigger the exercise of conversion right, (vi) the proceeds of the ordinary shares and Series B-3 preferred shares issued in July 2010 increased our total equity interest, and (vii) the ordinary shares and Series B-3 preferred shares issued in July 2010 had a dilutive effect on the conversion option associated with our Series A, Series B-1 and Series B-2 preferred shares.

        On August 1, 2010, all the Series A and B preferred shareholders and our board of directors passed resolutions to amend the redemption term of the preferred shares. The resolution changed the redemption price of Series A and B preferred shares to 140% of the issuance price plus any declared but unpaid dividends, instead of the higher of 140% of the issuance price or the fair market value of the Series A or B preferred shares. As a result of this amendment, the redemption price of the Series A and B preferred shares is no longer linked to the fair value of the corresponding preferred shares, and therefore the conversion features of Series A and B preferred shares do not meet the net settlement criterion of a derivative. Accordingly, the separate accounting at fair value for the conversion features is no longer required. The related derivative liabilities were eliminated against additional paid-in capital on the date of amendment.

        Other Income (Loss).    We generated other income of US$0.5 for the nine months ended September 30, 2009 and other loss of US$13.3 million for the nine months ended September 30, 2010, primarily as a result of the changes in fair value of derivatives, which resulted in a gain of US$0.4 million for the nine months ended September 30, 2009, compared to a charge of US$14.5 million for the nine months ended September 30, 2010, and partially offset by interest income of $0.9 million from loan to producer of TV series. The changes in fair value of derivatives we recorded in the nine months ended September 30, 2009 and 2010 reflected changes in connection with an embedded derivative feature of our Series A preferred shares and Series B preferred shares. The redemption terms of the Series A and Series B preferred shares were amended in August 2010, and as a result we had ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

        Tax Provision.    We made provision for income tax of US$53,264 and US$92,037 for the nine months ended September 30, 2009 and 2010, respectively.

        Equity in Earnings (Loss) of Affiliated Companies.    We recorded equity in earnings of affiliated companies of US$0.2 million for the nine months ended September 30, 2009 and US$9,263 for the nine months ended September 30, 2010 in connection with Beijing Bona Meitao Culture and Media Co. Ltd.

        Net Income (Loss).    As a result of the foregoing, we generated net income of US$1.5 million for the nine months ended September 30, 2009 and net loss of US$7.4 million for the nine months ended September 30, 2010. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income was US$1.1 million and US$7.4 million for the nine months ended September 30, 2009 and 2010, respectively. See footnote (1) in our selected consolidated operating income information set forth in "—Results of Operations—Selected consolidated financial information."

        Net Loss Attributable to Non-controlling Shareholders.    Net loss attributable to non-controlling shareholders represents non-controlling shareholders' share of our net income based on their equity interest in Cinema Popular Limited, Distribution Workshop (BVI) Ltd. and Beijing Baichuan Film Distribution Co., Ltd. There was net loss attributable to non-controlling shareholders of US$0.3 million for the nine months ended September 30, 2009 and US$0.1 million for the nine months ended September 30, 2010.

        Net Income (Loss) Attributable to Our Company.    As a result of the foregoing, net income attributable to our company amounted to US$1.7 million for the nine months ended September 30, 2009, and net loss attributable to our company of US$7.3 million for the nine months ended September 30, 2010.

        Deemed Dividends.    We incurred deemed dividends of US$0.7 million and US$0.2 million for the nine months ended September 30, 2009 in connection with our Series A and Series B preferred shares and deemed dividends of US$0.8 million and US$0.8 million for the nine months ended September 30, 2010 in connection with our Series A and Series B preferred shares, respectively.

        Net Income (Loss) Attributable to Holders of Our Ordinary Shares.    As a result of the foregoing, net income attributable to holders of our ordinary shares was US$0.5 million for the nine months ended September 30, 2009, and net loss of US$8.9 million for the nine months ended September 30, 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

        Net Revenues.    Our net revenues increased by 64.0% from US$23.4 million in 2008 to US$38.4 million in 2009, which was largely attributable to an increase in revenues from the distribution of newly released films. In 2009, we distributed 16 newly released films, which generated US$32.6 million in revenues, compared to 16 newly released films in 2008, which generated US$20.1 million in revenues. Our top five films in 2009 based on net revenues were (i) Bodyguards and Assassins, (ii) Overheard, (iii) Mulan, (iv) Pleasant Goat and Big Big Wolf and (v) I Corrupt All Cops. These films accounted for 67.9% of our net revenues in 2009, compared to 63.5% for the top five films in 2008. In addition, we generated US$2.3 million and US$2.8 million in revenues in 2009 and 2008, respectively, from films released in previous years.

  Segment revenues

        Segment revenues from our film distribution segment increased by 74.3% from US$20.3 million in 2008 to US$35.3 million in 2009. This increase was primarily due to revenues from Bodyguards and Assassins, Overheard, Mulan, Pleasant Goat and Big Big Wolf and I Corrupt All Cops.

        Segment revenues from our film investment and production segment increased 73.5% from US$9.3 million in 2008 to US$16.1 million in 2009. This increase was due to a US$7.7 million increase over this period in revenues from the inter-segment revenue from distribution of films for which we are entitled to a percentage of the economic interest based on our proportionate investment in the production, and largely attributable to Bodyguards and Assassins and Overheard, offset in part by a US$0.9 million decrease in revenues from external customers over this period as a result of the decrease of our share of box office receipts from distribution arrangements with third parties in 2009 where we were not the principal distributor.

        Segment revenues from our talent agency segment increased significantly from US$0.2 million in 2008 to US$1.0 million in 2009 largely as a result of an increase in revenue recognized during this period from ongoing representations and the signing of seven new artists in 2009.

        Cost of Revenues.    Our cost of revenues increased by 56.5% from US$12.7 million in 2008 to US$19.9 million in 2009, primarily as a result of increased amortization of distribution rights and amortization of production costs.

  Segment cost of revenues

        Segment cost of revenues from our film distribution segment increased by 69.7% from US$12.9 million in 2008 to US$21.9 million in 2009. This increase was primarily attributable to a US$9.1 million increase in remittances to producers in connection with films such as Bodyguards and Assassins, Overheard and Mulan.

        Segment cost of revenues from our film investment and production segment increased significantly from US$5.9 million in 2008 to US$11.3 million in 2009 primarily as a result of (1) increased amortization of production costs from investments in films produced by third parties, including Wheat and Stubborn Robot; and (2) increased amortization of production costs of films in which we are a lead investor, in particular for Bodyguards and Assassins and Overheard.

        Segment cost of revenues in our talent agency segment increased substantially from US$0.2 million to US$0.7 million in 2009 primarily due to an increase in performance agreements where we act the primary obligor and recognized revenue on a gross basis.

        Film Participation Expenses.    We incurred participation expenses of US$1.2 million in 2009, in connection with the syndication of film participation interests in Bodyguards and Assassins. We did not incur any film participation expenses in 2008 as we did not use such financing method in our film production and investment operations prior to 2009.

  Segment Profit

        Segment profit from our film distribution segment increased by 82.3% from US$7.4 million in 2008 to US$13.4 million in 2009, with segment profit margins as a percentage of distribution revenue increasing over the same period from 36.3% to 37.9%. The increase in segment profit and segment profit margin were largely attributable to our distribution of Bodyguards and Assassins, and Overheard, which as films in which we owned a significant portion of the economic interest as a lead investor resulted in lower costs of remittances to third-party producers as cost of revenue.

        Segment profit from our film investment and production segment increased by 5.3% from US$3.3 million in 2008 to US$3.5 million in 2009, with segment profit margin decreasing over the same period from 35.9% to 21.8%, largely due to an increase in amortization of production costs largely attributable to Bodyguards and Assassins and Overheard.

        Segment profit from our talent agency segment was US$0.3 million in 2009 compared to an immaterial negative segment profit in 2008. Segment profit margin for this segment in 2009 was 32.1% compared to a slightly negative segment profit margin in 2008. The increase in segment profit and segment profit margins over these periods were attributable to the early stage of this aspect of our business which resulted in higher costs compared to revenue generated in 2008, whereas the artists we represented began to generate higher revenues from their performances in 2009, and our revenues outpaced the increases in our costs during this period.

        Other Operating Expenses.    Our operating expenses increased by 67.3% from US$7.0 million in 2008 to US$11.7 million in 2009.

  •
  Sales and Marketing.  Sales and marketing expenses increased by 77.3% from US$5.0 million in 2008 to US$8.9 million in 2009 primarily as a result of a significant increase in printing and marketing expenses in connection with the distribution of films and promotional and marketing activities to increase our brand recognition.

  •
  General and Administrative.  General and administrative expenses increased by 41.9% from US$2.0 million in 2008 to US$2.8 million in 2009 primarily as a result of increases in headcount in accounting and administrative staff as the growth of our operations required additional administrative support.

        Operating Profit.    As a result of the foregoing, our profit increased by 49.9% to US$5.6 million in 2009 from US$3.7 million in 2008.

        Other Income (Loss).    We generated an insignificant amount of other income in 2009 compared to other loss of US$2.0 million in 2008, primarily as a result of the changes in fair value of derivatives of US$0.1 million in 2009, compared to US$2.0 million in 2008 and the incurrence of interest expense of bank borrowing and other borrowings in connection with the financing of film projects in 2009. The changes in fair value of derivatives we recorded in 2008 and 2009 reflected changes in connection with embedded derivative features of our Series A preferred shares and Series B preferred shares.

        Tax Provision.    We made provision for income taxes of US$1.1 million and US$0.3 million in 2008 and 2009, respectively. The decrease in provision was the result of the preferential tax policy enjoyed by Zhejiang Bona Film and Television Production Co., Ltd. with a tax exemption in 2009.

        Equity in Earnings (Loss) of Affiliated Companies.    We recorded equity in loss of affiliated companies of US$0.2 million in 2008 and equity in earnings of US$0.2 million in 2009 in connection with Beijing Bona Xingyi Culture Agency Co., Ltd. and Beijing Bona Meitao Culture and Media Co. Ltd., respectively.

        Net Income.    As a result of the foregoing, our net income increased significantly from US$0.4 million in 2008 to US$5.5 million in 2009. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income in 2008 and 2009 was US$2.7 million and US$5.4 million, respectively. See footnote (1) in our selected consolidated operating income information set forth in "—Results of Operations—Selected consolidated financial information."

        Net Income (Loss) Attributable to Non-controlling Shareholders.    Net income attributable to non-controlling shareholders represents non-controlling shareholders' share of our net income based on their equity interest in our PRC-based variable interest entities. There was net income attributable to non-controlling shareholders of US$0.2 million in 2008 as a result of profits from Beijing Baichuan

Film Distribution Co., Ltd. and net loss attributable to non-controlling shareholders of US$0.2 million in 2009.

        Net Income Attributable to Our Company.    As a result of the foregoing, net income attributable to our company increased significantly from US$0.2 million in 2008 to US$5.6 million in 2009.

        Deemed Dividends.    We incurred deemed dividends of US$0.9 million in 2008 in connection with our Series A preferred shares, and deemed dividends of US$1.0 million and US$0.4 million in 2009 in connection with our Series A and Series B preferred shares, respectively.

        Net Income (Loss) Attributable to Holders of Our Ordinary Shares.    As a result of the foregoing, net income (loss) attributable to holders of our ordinary shares was US$0.6 million of loss in 2008 and US$2.3 million of income in 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

        Net Revenues.    Our net revenues increased slightly from US$22.4 million in 2007 to US$23.4 million in 2008. Although in 2008 we had a higher contribution of distribution revenue from films in which we were not the principal distributor compared to that of 2007, revenue of which were recorded on a net basis, the films we distributed in 2008 achieved greater box office success than those in 2007. Revenue from films where we were not the principal distributor contributed 16.1% of net revenue in 2008, compared to that of 6.8% in 2007. In 2008, we distributed 16 newly released films, which generated US$20.1 million in revenues, compared to 20 newly released films in 2007, which generated US$18.7 million in revenues. Our top five films in 2008 based on net revenues were (i) Resurrection of the Dragon, (ii) An Empress and the Warriors, (iii) Almost Perfect, (iv) Connected and (v) CJ7. These films accounted for 63.5% of our revenues in 2008, compared to 50.6% for the top five films in 2007. In addition, we generated US$2.8 million and US$2.4 million in revenues in 2008 and 2007, respectively, from films released in previous years.

  Segment revenues

        Segment revenues from our film distribution segment decreased by 4.0% from US$21.1 million in 2007 to US$20.3 million in 2008, as in 2008 we had a higher contribution of distribution revenue from films in which we were not the principal distributor compared to that of 2007, revenue of which were recorded on a net basis.

        Segment revenues from our film investment and production segment increased by 68.5% from US$5.5 million in 2007 to US$9.3 million in 2008. This increase was primarily due to a US$2.2 million increase over this period in inter-segment revenues from films in which we have invested, which was, largely attributable to Resurrection of the Dragon as well as a US$1.6 million increase in revenues from external customers over this period as the films in which we invested but for which we were not the principal distributor in 2008 were more commercially successful compared to those in 2007, in particular Red Cliff and CJ7.

        We commenced providing talent agency services in 2008 and recorded segment revenues of US$0.2 million in that year.

        Cost of Revenues.    Our cost of revenues decreased by 1.6% from US$12.9 million in 2007 to US$12.7 million in 2008. This decrease was a result of decreased costs of acquiring film distribution rights and costs of investment in film production.

  Segment cost of revenues

        Segment cost of revenues from our film distribution segment decreased by 3.4% from US$13.4 million in 2007 to US$12.9 million in 2008. This decrease was the result of lower remittances to producers as a result of net basis revenue recognition in connection with Red Cliff, CJ7 and The Warlords.

        Segment cost of revenues from our film production and investment segment increased by 57.0% from US$3.8 million in 2007 to US$5.9 million in 2008 primarily as a result of (1) increased amortization costs from investments in films produced by third parties, including Red Cliff and CJ7; and (2) increased in amortization of production costs for films in which we were a lead investor, such as Resurrection of the Dragon.

        Segment cost of revenues for our talent agency segment was US$0.2 million in 2008 primarily due to compensation paid to our artists.

  Segment Profit

        Segment profit from our film distribution segment, which consists of revenue from external customers net of cost of revenues, decreased by 5.2% from US$7.8 million in 2007 to US$7.4 million in 2008, while segment profit margins as a percentage of distribution revenue decreased slightly over the same period from 36.7% to 36.3%.

        Segment profit from our film investment and production segment, which consists of revenue from external customers and intersegment revenues net of cost of revenues and film participation expenses, increased by 93.7% from US$1.7 million in 2007 to US$3.3 million in 2008, with segment profit margins as a percentage of segment revenue increasing over the same period from 31.3% to 35.9%, largely due to the more significant commercial success of films for which we hold a proportionate economic interest therein, such as Red Cliff and CJ7.

        We recorded close to nil segment loss and negative segment profit margin from our talent agency segment in 2008, attributable to start-up costs associated with the early stages of this aspect of our business and relatively low levels of revenue generated as we only commenced representing artists in 2008.

        Operating Expenses.    Our operating expenses decreased by 3.0% from US$7.2 million in 2007 to US$7.0 million in 2008.

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  Sales and Marketing.  Sales and marketing expenses decreased by 16.9% from US$6.0 million in 2007 to US$5.0 million in 2008 primarily as a result of lower printing and marketing costs in connection with film distribution in 2008 due to a greater number of movies in 2008 where we were not the principal distributor and therefore did not incur the print and marketing costs for such movies.

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  General and Administrative.  General and administrative expenses increased by 69.9% from US$1.2 million in 2007 to US$2.0 million in 2008 primarily as a result of increases in administrative and financial staff headcount associated with the growth of our business.

        Operating Profit.    As a result of the foregoing, our profit increased by 62.0% from US$2.3 million in 2007 to US$3.7 million in 2008.

        Other Income (Loss).    Our other loss in 2008 was primarily due to the negative changes in fair value of derivatives of US$2.0 million. Our other loss was in the amount of US$0.2 million in 2007, which was primarily the result of interest expense on our convertible notes, partially offset by interest income and changes in fair value of derivatives. The changes in fair value of derivatives we recorded in 2007 and 2008 reflected changes in connection with embedded derivative features of our Series A preferred shares and Series B preferred shares.

        Tax Provision.    We made provision for income taxes of US$57,014 and US$1.1 million in 2007 and 2008, respectively. The increase in provision was the result of an increase in our taxable income.

        Equity in Loss of Affiliated Companies.    We recorded equity in loss of affiliated companies of US$0.2 million in 2008 in connection with Beijing Bona Xingyi Culture Agency Co., Ltd. and Beijing Bona Meitao Culture and Media Co. Ltd.

        Net Income.    As a result of the foregoing, our net income decreased significantly from US$2.0 million in 2007 to US$0.4 million in 2008. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income in 2007 and 2008 was US$2.0 million and US$2.7 million, respectively. See footnote (1) in our selected consolidated operating income information set forth in "—Results of Operations—Selected consolidated financial information."

        Net Income Attributable to Non-controlling Shareholders.    Net income attributable to non-controlling shareholders represents minority shareholders' share of our net income based on their equity interest in our PRC-based variable interest entities. Net income attributable to non-controlling shareholders was US$0.4 million and US$0.2 million in 2007 and 2008, respectively, as a result of profits from our business attributable to non-controlling shareholders.

        Net Income Attributable to Our Company.    As a result of the foregoing, net income attributable to our company decreased from US$1.6 million in 2007 to US$0.2 million in 2008.

        Deemed Dividends.    We incurred deemed dividends of US$0.4 million and US$0.9 million in 2007 and 2008, respectively, in connection with our Series A preferred shares.

        Net Income (Loss) Attributable to Holders of Our Ordinary Shares.    As a result of the foregoing, net income (loss) attributable to holders of our ordinary shares was US$1.0 million of income in 2007 and US$0.6 million of loss in 2008.

Liquidity and Capital Resources

        Our primary sources of liquidity have historically been proceeds from issuances of convertible notes and warrants and issuances of Series A and Series B preferred shares, proceeds from bank and other borrowings, and film financing participations. As of September 30, 2010, we had approximately US$12.1 million in cash and cash equivalents. Our cash and cash equivalents generally consist of bank deposits and liquid investments with maturities of three months or less.

        We require cash to acquire film distribution rights, fund film productions and undertake distribution and marketing activities in connection with film distributions. We generally fund such cash needs through a combination of:

          (i)  short-term borrowings, which are typically provided by banks on a film-by-film basis and repaid on a first priority basis with the box office receipts from such films, including borrowings under our arrangements with the Beijing Dongcheng branch of the Industrial and Commercial Bank of China Ltd. and the Bank of Beijing that provides us with loans of RMB70 million (US$10.5 million) and a credit line of RMB100 million (US$14.9 million), respectively, for the financing of film projects;

         (ii)  film participations, which consist of the sale of a share of the film worldwide revenue to third parties and are typically repaid with such film's worldwide revenues; and

        (iii)  cash from our operations, which primarily consist of cash generated by films from prior periods.

        As we have expanded our business and have increased the amount of our financing of film productions, our cash requirements for each of 2007, 2008 and 2009 have correspondingly increased and have exceeded the cash generated during the same period. However, we expect such films to generate cash in later periods, which will be used to meet our cash needs for later periods.

        We also expect to meet our cash needs for the acquisition of film distribution rights and the funding of film productions using a portion of the net proceeds from this offering, although the particular amounts to be so funded for any particular film have not been and will not be determined prior to the completion of this offering. In addition, we also require cash for other working capital needs for our daily operations, salary and benefits and other cash needs.

        We believe that our cash and cash equivalents, our anticipated cash flow from operations, our credit facilities and the net proceeds we expect to receive from this offering will be sufficient to meet our anticipated cash needs for the next 12 months. For the next 12 to 24 months, we expect to meet our anticipated cash needs through bank loans and from funds provided by films in which we are the lead investor and from which we receive film participation fees from other investors. On September 15, 2010, Beijing Bona Film and Culture Communication Co., Ltd., our affiliated consolidated entity, entered into an agreement with the Bank of Beijing, which has agreed to extend a line of credit of RMB100 million (US$14.9 million). The interest rate of the loans to be lent to Beijing Bona Film and Culture Communication Co., Ltd. is not specified in the credit agreement and is to be separately agreed upon between the parties and provided for in the specific loan draw down contracts under the credit agreement. We may draw upon the line of credit for one year from the date of the agreement and each loan will be payable within 12 months of each drawdown. In order to procure this line of credit, two of Beijing Bona Film and Culture Communication Co., Ltd.'s subsidiaries, Beijing Bona International Cineplex Investment and Management Co., Ltd. and Zhejiang Bona Film and Television production Co., Ltd., as well as Mr. Dong Yu, our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, have agreed to guarantee the loans. The guarantees from the two subsidiaries and Mr. Yu cover the entire amount of the loan, interest, and any penalties, damages and related costs, and would be covered by their assets, including cash flows from films they produce, distribute or exhibit. Under the guarantees provided by the two subsidiaries and the personal guarantee provided by Mr. Yu and pursuant to the PRC Security Law, the two subsidiaries and Mr. Yu have agreed to perform the obligations under the credit agreement in the event that Beijing Bona Film and Culture Communication Co., Ltd. is unable to perform its obligations. In the event that the guarantee is enforced against Mr. Yu, he could be obliged to use his personal property, including the equity interest in our company that he holds through Skillgreat Limited, to fulfill his obligations under the agreement. See "Risk Factors—Risks Relating to this Offering—Our founder, chairman and chief executive officer and the largest holder of our outstanding share capital, Mr. Yu, has provided a personal guarantee using his personal property, including his equity interest in our company, to secure the obligations of Beijing Bona Film and Culture Communication Co., Ltd. under a credit facility. A default under the credit facility could result in a sale by court order of Mr. Yu's property, including his equity interest in us, and the resultant sale of those shares. A sale of such equity interest whether by court order or otherwise would likely cause a significant drop in the price of our ADSs. Moreover, Mr. Yu, who could thereafter have a substantially smaller or no equity interest in our company, could have less or no personal stake or interest in the commercial success of our company."

        The following table sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31,			For the nine months ended September 30,
	2007	2008	2009	2010
	(US$)	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	(591,686)	(2,216,340)	(24,313,363)	(6,028,048)
Net cash used in investing activities	(263,415)	(4,899,537)	(616,286)	(10,438,968)
Net cash provided by financing activities	6,400,306	4,913,130	27,734,764	21,050,389
Effect of changes in exchange rate	181,163	311,633	(158,799)	130,928
Net increase (decrease) in cash and cash equivalents	5,726,368	(1,891,114)	2,646,316	4,714,301
Cash and cash equivalents at the beginning of the year	936,643	6,663,011	4,771,897	7,418,213
Cash and cash equivalents at the end of the year	6,663,011	4,771,897	7,418,213	12,132,514

        Each of the six theaters we acquired in April 2010 has entered into a lease agreement for the use of the premises where the movie theater is located. These lease agreements are for periods ranging from 10 to 20 years. Our lease agreements also provide us with an initial six-month rent free period. Under the lease agreements, our movie theaters have agreed to use the premises for theater-related operations, to maintain the premises in accordance with provisions of the leases, to comply with regulatory requirements such as sanitary standards, fire protection and public security, pay the lease payments by time, and not to sub-lease the premises without the prior consent of the lessor. If our movie theaters were to breach any of these obligations, subject in some cases, to a materiality threshold or an opportunity to cure, the lessor may terminate the lease agreement, require our theaters to return the leased premises and pay all outstanding expenses and damages. If any of these lease agreements is terminated, our movie theater business, financial condition and results of operations will be materially and adversely affected. In addition, if our movie theater business does not generate sufficient revenues to service our payment obligations under these leases, our financial condition and results of operations could be materially and adversely affected. See "Risk Factors—Risks Relating to Our Business and Industry—"Our movie theater business has substantial lease obligations, which could impair our financial condition."

Operating Activities

        Our net cash provided by operating activities amounted to US$6.0 million for the nine months ended September 30, 2010. We had an increase in production costs of US$37.4 million due to the fact that we have been increasingly investing in film projects as a lead investor. We had a net decrease in amount due from related parties of US$1.0 million due to a decrease of US$2.4 million in amount due from related parties and a decrease of US$3.4 million in amount due to related parties. We had an increase in accrued expenses and other current liabilities of US$2.2 million that resulted from an increase in amounts payable to producers and investors for their share of box office receipts of Bodyguards and Assassins. This was partly offset by a decrease in accounts receivable of US$11.8 million, primarily attributable to Bodyguards and Assassins, which was initially exhibited in theaters on December 18, 2009, but for which a substantial portion of the box office receipts were remitted to us in 2010.

        Our net cash used in operating activities amounted to US$24.3 million in 2009. We had an increase in accounts receivable of US$15.0 million, primarily attributable to Bodyguards and Assassins, which was initially exhibited in theaters on December 18, 2009, but for which a substantial portion of the box office receipts were remitted to us in 2010. We also had an increase in production cost of

US$25.5 million primarily relating to Bodyguards and Assassins and Overheard, an increase in distribution rights in the amount of US$6.0 million primarily attributable to Little Big Soldier and Red Cliff II, an increase in amounts due from related parties of $3.6 million and an increase in other current assets of US$2.7 million, which were partly offset by an increase in accrued expenses and other current liabilities of US$3.5 million as a result of an increase in amounts payable to producers and investors for their share of box office receipts of for Bodyguards and Assassins and an increase in accounts payable of US$4.7 million relating to Mulan.

        Our net cash used in operating activities amounted to US$2.2 million in 2008. We had an increase in accounts payable in the amount of US$1.9 million primarily relating to payments to the producers of Connected, Confession of Pain and All About Women, an increase in amount due to related parties of US$2.1 million that we paid on behalf of Beijing Bona International Cineplex Investment & Management Co. Ltd., an increase in distribution rights of US$6.3 million, and an increase in production costs of US$3.8 million primarily attributable to Caravans with Ring, an episodic television series, and Overheard.

        Our net cash used in operating activities amounted to US$0.6 million in 2007. We had an increase in distribution rights of US$9.1 million mainly relating to The Warlords, CJ7, and An Empress and the Warriors, an increase in accounts payable of US$1.3 million mainly related to net profit sharing with other investors and distributors on Flash Point, Iron Triangle, and Confession of Pain, not paid yet as of December 31, 2007, and an increase in accounts receivable of US$1.6 million relating to The Warlords.

Investing Activities

        Net cash used in investing activities largely reflects our capital expenditures, which consist of purchases of property and equipment such as computers and other office equipment, and investments in affiliates.

        Our net cash used in investing activities amounted to US$10.4 million for the nine months ended September 30, 2010. Our net cash used in investing activities for the nine months ended September 30, 2010 was primarily due to (i) loans to third parties of US$4.9 million, which primarily related to an entrusted loan with Industrial and Commercial Bank of China Limited, (ii) loans to related parties of US$3.6 million, which primarily related to Beijing Bona Xingguang Cinema Investment Company, purchase of property and equipment of US$2.2 million and (v) loans to a television series producer of US$1.5 million. This was partly offset by cash acquired on the acquisition of our movie theater business of US$1.5 million.

        Our net cash provided by investing activities amounted to US$0.6 million in 2009, primarily due to loans to third parties of US$0.6 million.

        Our net cash used in investing activities amounted to US$4.9 million in 2008 primarily due to loans to third parties of US$3.7 million, an increase in investment in affiliates of US$0.9 million relating to our investment in Beijing Bona Xingyi Culture Agency Co., Ltd., and Beijing Bona Meitao Culture and Media Co. Ltd., and purchase of property and equipment of US$0.2 million.

        Our net cash used in investing activities amounted to US$0.3 million in 2007, all of which was attributable to purchase of property and equipment.

Financing Activities

        For the nine months ended September 30, 2010, we had net cash provided by financing activities of US$21.1 million, which was primarily due to (i) proceeds from bank borrowing of US$18.8 million, (ii) proceeds from issuance of Series B-3 preferred shares of US$5.0 million, (iii) proceeds from film participation of US$2.3 million, (iv) proceeds from exercise of a share option of US$1.6 million and (v) proceeds from other borrowings of US$1.2 million. This was partly offset by (a) payments of bank borrowing of US$6.6 million, (b) payments of other borrowings of US$2.9 million and (c) payments of principal of film participation liabilities of US$1.9 million.

        In 2009, we had net cash provided by financing activities of US$27.7 million, which primarily consisted of US$9.0 million in proceeds from our issuance of Series B convertible preferred shares, proceeds from film participations of US$8.6 million, US$6.6 million from bank borrowings and US$5.9 million from other borrowings, partially offset by payments of US$3.5 million in connection with the repurchases of our ordinary shares.

        In 2008, we had net cash provided by financing activities of US$4.9 million, which consisted primarily of loans from third parties of US$3.6 million and proceeds from our film participations of US$1.3 million.

        In 2007, we had net cash provided by financing activities of US$6.4 million, which consisted primarily of US$3.0 million from the issuance of convertible notes and warrants and US$4.9 million in proceeds from the issuance of our Series A convertible preferred shares, offset by US$1.5 million spent in repurchases of our ordinary shares.

Contractual Obligations and Commercial Commitments

        Other than such obligations and the contractual obligations described below, we have no other long-term contractual obligations or commercial commitments as of December 31, 2009:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Borrowings(1):
Principal	12,441	12,441	—	—	—
Interest	239	239	—	—	—
Film participation liabilities(2)	9,899	8,337	1,562
Operating lease obligations(3)	887	361	526	—	—

Total	23,466	21,378	2,088	—	—

(1)
Borrowings are primarily related to borrowings from banks and third parties.
(2)
Film participation obligations are primarily related to funds received from third-party provider to finance the production of films.
(3)
Operating lease obligations are primarily related to lease of office space. The terms of these leases expire in 2011 and 2012 and are renewable upon negotiation.

        In addition, since the completion of our acquisition of the six movie theaters in April 2010, we are also required to make minimum lease payments until 2027 under non-cancellable operating leases entered into by these six movie theaters. The minimum payments of the acquired movie theaters under non-cancellable operating leases as of December 31, 2009 are as follows:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$ in thousands)
Operating lease obligations	54,407	3,391	6,782	6,782	37,452

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Exchange Risk

        The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People's Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

        We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of our PRC subsidiary and affiliated consolidated entities are maintained in local currency, the Renminbi, which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders' equity and comprehensive income. Transaction gains and losses are recognized in the statements of operations in other income (expenses).

        Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, depreciation of the Renminbi against the U.S. dollar would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2009, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$0.03 million to our total cash.

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2009, our total outstanding loans amounted to US$6.6 million with interest rates of 5.94% that will be adjusted on May 1, 2010, to 110% of the annual interest rate published by the People's Bank of China. Assuming the same principal amount, a 1.0% increase in each applicable interest rate would have added US$0.05 million to our interest expense in 2009. We have not used any derivative financial instruments to manage our interest risk exposure. Variable interest-earning instruments carry a degree of interest rate risk.

        We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

        Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, consumer price index in China increased by 4.8% and 5.9% in 2007 and 2008, respectively, and decreased by 0.7% in 2009.

Recently Issued Accounting Standards

        In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity's involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

        The new guidance is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. We adopted the new guidance effective from January 1, 2010.

        We have four variable interest entities, which we had been consolidating under the authoritative literature prior to the amendment discussed above because we were the primary beneficiary of those entities. Because we, through a wholly owned subsidiary, have (1) the power to direct the activities of the four variable interest entities that most significantly affect the entity's economic performance and (2) the right to receive benefits from the four variable interest entities, we continue to consolidate the four variable interest entities upon the adoption of the new guidance which therefore, other than for additional disclosures including those for prior periods, has no accounting impact.

        In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

        In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and non-software components that function together to deliver the product's essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and non-software components function together to deliver the product's essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

        In April 2010, the FASB issued an authoritative pronouncement on milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

        In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. We do not expect the adoption of this pronouncement to have any impact on our financial condition or results of operations.

        In July 2010, the FASB issued an authoritative pronouncement on disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) the aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) the nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. We are in the process of evaluating the effect of adoption of this pronouncement.

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

        Presented below is our unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009 and for the nine-month period ended September 30, 2010.

        This gives effect to our acquisition of Beijing Bona International Cineplex Investment & Management Co. Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd. (which we collectively refer to as Bona Cineplex) in April 2010. The total consideration comprised 5,810,320 newly issued ordinary shares to Skillgreat Limited in which Mr. Dong Yu beneficially owns 100% of the equity interest and the settlement of US$5.3 million that Mr. Dong Yu owed to us. The acquisition was accounted for as a business combination using purchase accounting. The fair value of our ordinary shares as at the date of acquisition was estimated by management with the assistance of AA. AA used the discounted cash flow method of the income approach to assess the fair value of ordinary shares as of the date of acquisition. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares as at the date of acquisition of US$4.50 per ordinary share included:

  •
  Weighted average cost of capital, or WACC: 22%; and

  •
  Discount for lack of marketability, or DLOM: 16%.

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates.

        We have accounted for these transactions as a purchase and not as a reorganization of entities under common control.

        Pursuant to our memorandum and articles of association, the following matters among others need to be approved by the Series A preferred shareholders: (1) the adoption of annual budget of any of our subsidiaries or affiliated consolidated entities; (2) the appointment or removal or settlement of the terms of appointment of any senior manager (including any chief financial officer, chief operating officer or chief technology officer) of any of our subsidiaries or affiliated consolidated entities; and (3) the approval, adjustment or modification to the terms of transactions involving the interest of any director, shareholder or related party of any of our subsidiaries or affiliated consolidated entities, including but not limited to the making of any loans or advances, whether directly or indirectly, or the provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any director or shareholder of any of our subsidiaries or affiliated consolidated entities. In July 2009, upon the issuance of Series B preferred shares, the Series B shareholders had the same rights. These rights allow the noncontrolling shareholders to participate in decisions that relate to the ordinary course of our business and prevent the majority ordinary shareholder, Mr. Yu, from exercising control over our operating and financial policy decisions. As a consequence, Mr. Dong Yu lost control of Bona International Film Group Limited upon issuance of Series A preferred shares in July 2007.

        The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values on the date of the acquisition.

        The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition of Bona Cineplex determined with the assistance of AA.

(US$)
Total purchase price:
Cash consideration	5,337,243
Fair value of shares issued	26,123,194

Total purchase price:	31,460,437

Cash and cash equivalents	1,483,252
Inventory	93,832
Current liabilities	(10,661,554)
Property and equipment, net	12,714,866
Six (6) movie theater licenses	1,911,290
Movie theater membership	58,651
Favorable lease	557,185
Non-current deferred tax liability	(153,959)

Total net assets acquired	6,003,563
Noncontrolling interest	(2,071,408)

Goodwill	27,528,282

        We acquired our movie theater business to supplement our existing film production, investment and distribution business. Typically a movie theater's share in the box office sales is over 50% (net of business taxes and governmental charges). We expect the acquired movie theater business to become profitable in the second half of 2010 and provide stable and growing cash inflows to help finance our upstream businesses thereafter.

        The unaudited condensed consolidated pro forma financial information has been prepared by our management and is based on Bona Cineplex's historical consolidated and combined financial statements and our historical consolidated financial statements.

        The unaudited pro forma consolidated condensed financial information does not include any pro forma adjustments relating to costs of integration that the consolidated company may incur or any benefits the consolidated company may receive as such adjustments.

        The pro forma consolidated condensed financial information should be read in conjunction with our historical audited financial statements and notes and the historical audited consolidated and combined financial statements and notes thereto of Bona Cineplex, which are included elsewhere in this prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the acquisition had occurred as of the date or during the period presented nor is it necessarily indicative of future operating results or financial position.

 Unaudited Pro Forma Condensed Consolidated Statement of Operations

	For the year ended December 31, 2009
	Bona Film Group Limited(1)	Bona Cineplex(2)	Pro forma adjustment	Notes	Pro forma consolidated
	(US$)	(US$)	(US$)		(US$)
Net revenues	38,372,551	4,031,782	(358,549)	A	42,045,784
Cost of revenues	(19,888,461)	(1,923,257)	358,549		(21,453,169)

Gross Profit	18,484,090	2,108,525	—		20,592,615

Operating expenses:
Film participation expense	(1,244,848)	—			(1,244,848)
Sales and marketing	(8,887,971)	(2,784,656)			(11,672,627)
General and administrative expenses	(2,789,416)	(1,527,875)	(311,176)	B	(4,628,467)

Total operating expenses	(12,922,235)	(4,312,531)	(311,176)		(17,545,942)

Operating income (loss)	5,561,855	(2,204,006)	(311,176)		3,046,673
Other income	63,684	377,129	—		440,813

Income before income taxes provisions, and equity in earnings (loss) of affiliated companies	5,625,539	(1,826,877)	(311,176)		3,487,486
Provision for income taxes	(338,647)	—	77,794	C	(260,853)
Equity in earnings (loss) of affiliated companies	172,773	(65,875)			106,898

Net income (loss)	5,459,665	(1,892,752)	(233,382)		3,333,531

Less: Net loss attributable to noncontrolling interests	(168,429)	(13,999)			(182,428)

Net income (loss) attributable to Bona Film Group Limited	5,628,094	(1,878,753)	(233,382)		3,515,959

Deemed dividend on Series A convertible redeemable preferred shares	973,399	—	—		973,399
Undistributed earnings allocated to holders of participating Series A convertible redeemable preferred shares	1,570,096	(886,221)	(110,088)	D	573,787
Deemed dividend on Series B convertible redeemable preferred shares	421,586	—	—		421,586
Undistributed earnings allocated to holders of participating Series B convertible redeemable preferred shares	377,735	(213,208)	(26,485)	D	138,042

Net income (loss) attributable to holders of ordinary shares	2,285,278	(779,324)	(96,809)		1,409,145

Net income per ordinary share
Basic	0.27				0.10
Diluted	0.27				0.10
Net income per Series A preferred shares—Basic	0.81				0.49
Net income per Series B preferred shares—Basic	0.57				0.40
Shares used in computation of net income per share
Basic	8,453,842			E	14,264,162
Diluted	8,518,402			E	14,328,722

(1)
Represents the consolidated statement of operations of Bona Film Group for the year ended December 31, 2009, derived from our audited consolidated financial statements included elsewhere in this prospectus.
(2)
Represents the consolidated and combined statements of operations for the year ended December 31, 2009, derived from the audited consolidated and combined financial statements of Bona Cineplex included elsewhere in this prospectus.

Notes
to Pro Forma Adjustments

(A)
Represents exhibition license costs paid by Bona Cineplex to Bona International Film Group Limited since some of the films which were distributed by Bona International Film Group Limited were exhibited in Bona Cineplex, which was recorded as film related revenue of US$358,549 during 2009 by Bona International Film Group Limited.

(B)
Represents the amortization of the acquired identifiable intangible assets of US$2,527,126, which consist of the following:

	Estimated	Useful Life
	(US$)
Six movie theater licenses	1,911,290	Indefinite
Movie theater membership	58,651	1.8 years
Favorable lease	557,185	2 years

  The pro forma condensed consolidated statements of operations reflect amortization expense of US$311,176 for the year ended December 31, 2009. The intangible asset related to the six movie theater licenses is perpetual and subject to annual impairment testing. The membership and favorable lease acquired is also subject to impairment testing whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable.

(C)
Represents the deferred tax liability related to the intangible assets and related deferred tax expense, and was calculated using the statutory tax rate of 25%.

(D)
The pre-acquisition loss of US$1,878,753 incurred by Bona Cineplex and the pro forma adjustment of US$233,382 was allocated to holders of ordinary shares and Series A and Series B preferred shares pursuant to their participation rights in undistributed earnings as if the undistributed earnings had been distributed. The calculation of earnings per share for the year ended December 31, 2009 on a pro forma basis is presented in the following table:

For the year ended December 31, 2009
Pro forma consolidated
(US$, except share data)
Numerator used in basic and diluted net income per share:
Net income attributable to Bona Film Group Limited	3,515,959
Deemed dividend on Series A convertible redeemable preferred shares	(973,399)
Deemed dividend on Series B convertible redeemable preferred shares	(421,586)
Undistributed earnings allocated to Series A preferred shares(1)	(573,787)
Undistributed earnings allocated to Series B preferred shares(1)	(138,042)

Net income attributable to ordinary shareholders for computing basic net income per ordinary share	1,409,145

Deemed dividend on Series A convertible redeemable preferred shares	973,399
Undistributed earnings allocated to Series A preferred shares	573,787

Net income attributable to Series A preferred shareholders for computing basic net income per Series A preferred share	1,547,186

Deemed dividend on Series B convertible redeemable preferred shares	421,586
Undistributed earnings allocated to Series B preferred shares	138,042

Net income attributable to Series B preferred shareholders for computing basic net income per Series B preferred share	559,628

Shares (denominator)
Weighted average ordinary shares outstanding used in computing basic net income per ordinary share	14,264,162
Warrants (treasury effect)	237
Employee share options (treasury effect)	64,323
Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	14,328,722
Weighted average shares outstanding used in computing basic net income per Series A preferred share	3,153,021
Weighted average shares outstanding used in computing basic net income per Series B preferred share	1,397,341

Net income per ordinary share—basic	0.10
Net income per ordinary share—diluted	0.10
Net income per Series A preferred share—basic	0.49
Net income per Series B preferred share—basic	0.40

    (1)The allocation of undistributed net income among the classes of shares was computed based on the weighted average number of outstanding shares for each class on an as-converted basis during the period as presented in the following table.

Weighted average ordinary shares outstanding	14,264,162
Weighted average Series A preferred shares on an as-converted basis	5,808,199
Weighted average Series B preferred shares on an as-converted basis	1,397,341
(E)
Basic and diluted weighted average shares on a pro forma basis includes 5,810,320 ordinary shares of Bona Film Group Limited issued as part of the acquisition consideration from the beginning of the period.

 Unaudited Pro Forma Condensed Consolidated Statement of Operations

	For the nine months ended September 30, 2010
	Bona Film Group Limited(1)	Bona Cineplex(2)	Pro forma adjustment	Notes	Pro forma consolidated
	(US$)	(US$)	(US$)		(US$)
Net revenues	34,984,968	3,788,974	(51,958)	A	38,721,984
Cost of revenues	(17,300,682)	(1,744,835)	51,958		(18,993,559)

Gross Profit	17,684,286	2,044,139	—		19,728,425

Operating expenses:
Film participation expense	(739,222)	—			(739,222)
Sales and marketing	(4,918,384)	(777,065)			(5,695,449)
General and administrative expenses	(6,114,352)	(1,637,497)	(77,794)	B	(7,829,643)

Total operating expenses	(11,771,958)	(2,414,562)	(77,794)		(14,264,314)

Goverment subsidy	88,147	—			88,147
Operating income (loss)	6,000,475	(370,423)	(77,794)		5,552,258
Other loss	(13,286,014)	(236)			(13,286,250)

Income before income taxes provisions, and equity in earnings (loss) of affiliated companies	(7,285,539)	(370,659)	(77,794)		(7,733,992)
Provision for income taxes	(92,037)	—	19,449	C	(72,588)
Equity in earnings (loss) of affiliated companies	9,263	—			9,263

Net loss	(7,368,313)	(370,659)	(58,345)		(7,797,317)

Less: Net income/(loss) attributable to noncontrolling interests	(107,655)	(55,450)			(163,105)

Net loss attributable to Bona Film Group Limited	(7,260,658)	(315,209)	(58,345)		(7,634,212)

Deemed dividend on Series A convertible redeemable preferred shares	815,310	—	—		815,310
Undistributed earnings allocated to holders of participating Series A convertible redeemable preferred shares	—	—	—	D	—
Deemed dividend on Series B convertible redeemable preferred shares	787,956	—	—		787,956
Undistributed earnings allocated to holders of participating Series B convertible redeemable preferred shares	—	—	—	D	—

Net loss attributable to holders of ordinary shares	(8,863,924)	(315,209)	(58,345)		(9,237,478)

Net loss per ordinary share
Basic	(0.77)				(0.66)
Diluted	(0.77)				(0.66)
Net income per Series A preferred shares—Basic	0.26				0.26
Net income per Series B preferred shares—Basic	0.25				0.25
Shares used in computation of net income per share
Basic	11,555,326			E	13,939,047
Diluted	11,555,326			E	13,939,047

(1)
Represents the consolidated statement of operations of Bona Film Group for the nine-month period ended September 30, 2010, derived from the unaudited condensed consolidated financial statements of Bona Film Group included elsewhere in this prospectus.

(2)
Represents the consolidated and combined statements of operations for the period from January 1, 2010 through April 23, 2010, derived from the unaudited management accounts of Bona Cineplex not included in this prospectus.

Notes to Pro Forma Adjustments

(A)
Represents exhibition license costs paid by Bona Cineplex to Bona International Film Group Limited since some of the films which were distributed by Bona International Film Group Limited were exhibited in Bona Cineplex, which costs were recorded as film related revenue of US$51,958 during the period from January 1, 2010 through April 23, 2010, by Bona International Film Group Limited.
(B)
Represents the amortization of the acquired identifiable intangible assets of US$2,527,126, which consist of the following:

	Estimated	Useful Life
	(US$)
Six movie theater licenses	1,911,290	Indefinite
Movie theater membership	58,651	1.8 years
Favorable lease	557,185	2 years

  The pro forma condensed consolidated statements of operations reflect amortization expense for the the period from January 1, 2010 through April 23, 2010 of US$77,794. The intangible asset related to the six movie theater licenses is perpetual and will be subject to annual impairment testing. The membership and favorable lease acquired will be subject to impairment testing.

(C)
Represents the deferred tax liability related to the intangible assets and related deferred tax expense, and was calculated using the statutory tax rate of 25%.
(D)
For the nine months ended September 30, 2010, the undistributed net loss was allocated only to holders of ordinary shares as holders of Series A and Series B preferred shares were not contractually obligated to share such loss. Therefore, no adjustment was made as a result of the pre-acquisition loss incurred by Bona Cineplex or the pro forma adjustment.

  The calculation of earnings per share for the nine months ended September 30, 2010 on a pro forma basis is presented in the following table:

For the nine months ended September 30, 2010 Pro forma consolidated (US$, except share data)
Numerator used in basic and diluted net income per share:
Net loss attributable to Bona Film Group Limited	(7,634,212)
Deemed dividend on Series A convertible redeemable preferred shares	(815,310)
Deemed dividend on Series B convertible redeemable preferred shares	(787,956)
Undistributed earnings allocated to Series A preferred shares(1)	—
Undistributed earnings allocated to Series B preferred shares(1)	—

Net loss attributable to ordinary shareholders for computing basic net income per ordinary share	(9,237,478)

Deemed dividend on Series A convertible redeemable preferred shares	815,310
Undistributed earnings allocated to Series A preferred shares	—

Net income attributable to Series A preferred shareholders for computing basic net income per Series A preferred share	815,310

Deemed dividend on Series B convertible redeemable preferred shares	787,956
Undistributed earnings allocated to Series B preferred shares	—

Net income attributable to Series B preferred shareholders for computing basic net income per Series B preferred share	787,956

Shares (denominator)
Weighted average ordinary shares outstanding used in computing basic net income per ordinary share	13,939,047
Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	13,939,047
Weighted average shares outstanding used in computing basic net income per Series A preferred share	3,175,631
Weighted average shares outstanding used in computing basic net income per Series B preferred share	3,092,434

Net loss per ordinary share-basic	(0.66)
Net loss per ordinary share-diluted	(0.66)
Net income per Series A preferred share-basic	0.26
Net income per Series B preferred share-basic	0.25

    (1)The undistributed net loss was not allocated to Series A and Series B preferred shareholders as they were not contractually obligated to share such loss.

(E)
Basic and diluted weighted average shares on a pro forma basis includes 5,810,320 ordinary shares of Bona Film Group Limited issued as part of the acquisition consideration from the beginning of the period.

 OUR INDUSTRY

Industry Track Record of Strong and Consistent Growth

        The PRC film industry has been experiencing strong and consistent growth for the past few years. According to EntGroup, total box office for urban Chinese movie theaters grew at a CAGR of 32.0% from 2005 to 2009, compared to a CAGR of 4.7% for the United States and 6.7% for the entire world over the same period. In absolute terms, total box office for urban Chinese movie theaters has grown from RMB2.1 billion (US$314.8 million) in 2005 to RMB6.2 billion (US$926.7 million) in 2009 and is projected by EntGroup to reach RMB21.0 billion (US$3.1 billion) by 2012, representing a three-year CAGR of 50.2%. This growth has been driven primarily by strong increases in viewership, which has in turn been fueled by the increase in the number of modern movie theaters and the improvement in film quality and variety in China. Total admission for urban Chinese movie theaters has increased from 73 million in 2005 to 200 million in 2009, while the average ticket price increased moderately from RMB30.0 (US$4.5) in 2005 to RMB31.0 (US$4.6) in 2009, according to EntGroup. The total film industry revenue in China, including box office, non-theatrical channels, overseas distribution and movie-related advertising, is expected to increase from RMB11.3 billion (US$1.7 billion) to RMB29.9 billion (US$4.5 billion) between 2009 and 2012, representing a CAGR of 38.3%, according to EntGroup.

        The following table sets forth the box office, admission, per capita admission and average ticket price for and number of urban Chinese movie theaters for the periods indicated:

	For the year ended December 31,
	2005	2006	2007	2008	2009	2010E	2011E	2012E
China box office
(RMB billions)	2.1	2.6	3.3	4.3	6.2	10.3	14.9	21.0
(US$ millions)	313.9	388.6	493	642.7	926.7	1,539	2,227	3,138
Admission (millions)	73	89	130	170	200	258	330	430
Per capita admission	0.13	0.15	0.22	0.28	0.32	0.40	0.51	0.64
Average ticket price
(RMB)	30.0	21.2	24.4	27.6	31.0	31.9	32.8	33.7
(US$)	4.5	3.2	3.6	4.1	4.6	4.8	4.9	5.0
Number of urban movie theaters	1,243	1,326	1,427	1,545	1,687	1,870	2,100	2,400

Source: EntGroup.

Attractive Growth Prospects Supported by Strong Fundamentals

        Underlying this strong growth in the Chinese film industry are strong fundamentals that provide a solid foundation for future growth.

Sustained Economic Growth, Continued Urbanization and Higher Disposable Income

        The PRC economy has continued to grow despite the global economic downturn. According to the National Bureau of Statistics, China's GDP increased in nominal terms from RMB18.5 trillion (US$2.8 trillion) in 2005 to RMB31.4 trillion (US$4.7 trillion) in 2008, representing a CAGR of 19.3%, and it grew an additional 9.1% in real terms in 2009.

        Along with rapid economic development and industrialization, China has continued to urbanize. According to the National Bureau of Statistics, total urban population in China increased from 562.1 million in 2005 to 621.9 million in 2009, and urban population as a percentage of total population increased from 43.0% in 2005 to 46.6% in 2009.

        As a result of rapid economic development in China, urban households have been able to enhance their spending power and improve their living standards. According to EntGroup, per capita annual disposable income of urban households in China increased from RMB10,493 (US$1,568) in 2005 to RMB17,900 (US$2,675) in 2009, representing a four-year CAGR of 14.3%.

        Factors such as strong economic growth, urbanization and increasing levels of disposable income have all contributed to a large and growing addressable market for the China film industry. With rising affluence and improvements in lifestyle, the Chinese population has shown a propensity for increased spending on cultural activities such as travel, going to the movies and gaming. The spending on cultural and entertainment services as a percentage of disposal income increased from 5.0% in 2005 to 8.9% in 2009, according to EntGroup.

Increasing Quality and Quantity of Chinese Movies

        The quality of Chinese films has been continuously improved and have achieved increasing recognition internationally. Chinese films have received awards and nominations in Venice Film Festival, Cannes International Film Festival, Hong Kong Film Awards, Golden Horse Awards and the Berlin Film Festival. Leading Chinese artists such as Ziyi Zhang have also starred in worldwide movie blockbusters. The Chinese film industry produces movies in a wide range of genres, from comedies and action movies to horror movies and science fiction, to appeal to a wide audience. We expect these positive trends will add to the growing influence of Chinese films in overseas markets. The overall number of Chinese movies produced each year has also grown, from 262 films in 2005 to 456 films in 2009, and the number of Chinese movies with box office over RMB100 million (US$14.9 million) increased from 1 in 2005 to 12 in 2009.

Increasing Number of Modern Movie Theaters

        The infrastructure for movie exhibition has also improved over the years. Rapid urbanization has led to more and more landmark shopping malls being rolled out in new central business districts, many with modern multiplexes as anchor tenants to draw in foot traffic. These newly built movie theaters are generally well equipped with modern visual and audio exhibition facilities, which in turn improve the audience's experience. According to EntGroup, the number of multiplex movie theaters in China has increased from 838 in 2005 to 1,509 in 2009. The overall number of movie theaters and screens has experienced rapid growth as well growing from 1,243 and 2,668 in 2005, to 1,687 and 4,723 in 2009, respectively, allowing movies to reach more viewers.

Significant Potential for Higher Film Penetration

        Despite growing rapidly, the China's film industry is still at an early stage of development compared to more mature markets such as Japan, Korea, India and the United States, and the current growth is mainly fueled by box office growth as the non-theatrical channels are still underdeveloped which we believe supports the substantial growth potential of the China film industry while film entertainment penetration continues to increase. The following table sets forth a comparison of box office per capita, admission per capita, and number of screens and movie theaters per million of population for the year 2009 between urban areas of China on the one hand and India, Japan, South Korea and the United States on the other.

	For the year ended December 31, 2009
	China(1)	India	Japan	South Korea	US
Box office per capita (US$)	1.46	1.58	17.19	17.49	32.25
Admission per capita	0.32	3.00	1.32	3.24	4.30
Number of screens per million of population	8	13	27	41	130
Number of screens per movie theater	3	4	6	7	6

Source: EntGroup.

(1)
Chinese statistics are for urban areas only.

Resilience through Economic Cycles

        The film industry has proved to be relatively resistant to economy cycles. According to the EntGroup, despite the global financial crisis, the global box office grew 6.4% in 2009, whereas China's box office grew 43.0% in 2009. We believe people tend to seek entertainment to relieve stress at time of uncertainty.

Favorable Regulatory Environment

        The Chinese government has continued to demonstrate support for the film industry. Various government regulatory bodies have announced policies benefiting different players across the entire film value chain, including policies relating to private capital investments, digitization of movie theaters, consolidation of theater circuits, participation of financial institutions in film financing and the export of films. Tax exemption and tax reduction policies have also been adopted for film companies to reduce the burden of the enterprise income tax, value added tax, business tax and import custom duties. In addition, intellectual properties protection measures have been continuously strengthened to protect copyrighted content, including measures specifically targeting peer-to-peer online file sharing. In addition to these policies, the government has also been promoting the gradual liberalization of the film industry, from the granting of distribution licenses to private companies in the early 2000s to increases in film import quotas over the past two decades to simplification of the film censorship process. For more information, see "Regulation."

The China Film Industry Value Chain

        The following diagram summarizes the filmed entertainment industry value chain in China:

        The following table sets forth the typical box office split across major players along the value chain

	Producers	Distributors	Theater Circuits	Movie theaters
Domestic films	38-43%	4-6%	5-7%	50-52%
Imported buy-off films	*	43%	5%	52%
Imported box office sharing films	15-21%	22-28%	5-7%	50-52%

Source: EntGroup

*
Distributors typically pay a fixed amount ranging from RMB0.5 million (US$0.1 million) to RMB1.5 million (US$0.2 million) upfront to obtain the right to distribute imported buy-off films in China, and the producers do not share in the box office receipts.

Film Production

        Film production encompasses all filmmaking activities up to completion of films, including idea origination, film financing, production team and cast packaging, shooting, post production and obtaining regulatory approval.

        The domestic film production segment has been increasingly active in recent years with 456 feature films produced in 2009, representing a CAGR of 14.9% from 2005, according to EntGroup. Low entry barriers and increasing financing from non-film companies and financial institutions have led to a highly fragmented market—with approximately 300 film studios. Both blockbuster and lower-cost movies can be lucrative to the producers. Although not all films are commercially successful, we believe the key success factors of a film include access to key production team and cast members, marketability of the story, and support from a capable distributor. Meanwhile, film production costs, especially talent cost, has been rising due to the increasing international exposure of the top Chinese stars.

        In recent years, film producers have been gaining wider access to various sources of film financing, including film studios, investors outside of the film industry, television stations, pre-sales of overseas distribution rights, in-film advertising and government funding. Furthermore, financial institutions are more and more receptive to film financing secured by box office receipts, copyrights and certain personal guarantees. Some film studios have also been able to raise financing through public and private equity offerings.

        Joint film production between Chinese and foreign studios not only has given foreign studios better access to China's booming film market but also allows the resulting films to be exhibited in China without being subject to the film import quotas. To qualify as a joint production film, at least one of the producers has to be a Chinese entity and key production team members or cast members should also include Chinese nationals. In particular, the joint production method has been popular with Hong Kong studios. As of the end of 2009, Bodyguards and Assassins, a joint production between a Hong Kong studio and Chinese investors, was the 5th highest grossing domestic movie since the economic reforms of the 1970s.

Film Distribution

        Film distributors are vital for a film's commercial success. Distributors arrange for films to be widely exhibited in movie theaters and create media hype to generate public interest. Film distributors are responsible for making and delivering film prints of both digital and traditional films to theater circuits. Chinese film distribution can be broadly divided into three categories: domestic film distribution, foreign film distribution and distribution of domestic films in overseas markets.

  Domestic Film Distribution

        While there were 12 established domestic film distributors and a number of small-scale distributors in China as of December 2009, according to EntGroup, domestic film distribution in China is dominated by five major players: three state-owned enterprises, our company and another privately owned company.

        State-owned enterprises have historically dominated and have in recent years continued to play a prominent role in the PRC film industry. The top three state-owned film distributors, China Film Group Corporation, Huaxia Film Distribution Co., Ltd. and Shanghai Film Group, together accounted for between 36.3% and 43.7% of the total domestic films' box office between 2007 and 2009, according to EntGroup. Privately owned film distributors have increasingly captured a sizeable share of the market for distribution of domestic films. Our company and Huayi Brothers are the top two privately owned film distributors; our company accounted for 16.5%, 17.1% and 17.3% of the total domestic films' box office in 2007, 2008 and 2009, and Huayi Brothers accounted for 6.4%, 19.4% and 13.2% during those same years, according to EntGroup. State-owned enterprises may consider the non-commercial interests in operating their business and may from time to time support the production and distribution of films that promote themes and initiatives supported by the PRC government. Privately owned companies, such as our company, generally have greater flexibility in operating their business on a commercial basis, including in selecting the films they produce or distribute.

        Film distributors assist in obtaining access to movie theaters for films through their relationships with theater circuits. Distributors reduce their capital exposure by adopting various distribution methods, often entering into distribution contracts in post-production and recovering marketing costs before distributing box office proceeds to film studios. Furthermore, though sole distribution is a more common practice, distributors may jointly distribute blockbuster films. The economics and allocations of distribution efforts are determined on a case-by-case basis. The various distribution methods include but are not limited to:

  1.
  Commission-based distribution: Distributors charge a fee as a percentage of box office with no upfront capital commitment.

  2.
  Buy-off distribution: Distributors purchase the distribution rights from the studio with an upfront fixed fee, capturing the full upside from box office receipts but also bearing the capital risk if the box office is less than the distributor's cost to purchase the distribution right.

  3.
  Minimum guarantee distribution: Distributors provide film producers a minimum guarantee of the box office amount and usually take a higher percentage in box office receipts as their distribution fee than they would in commission-based distribution with no guarantee.

        Distributors may also invest in the production of the film to gain distribution rights and rights to potential upside of the film's success as an investor.

        The following table sets forth the market share of major distributors in terms of gross box office receipts of domestic films distributed for the periods indicated:

	For the year ended December 31,
	2007	2008	2009
Market share by gross box office receipts of domestic films distributed(1)
China Film Group Corporation (state-owned enterprise)	30.8%	28.5%	31.7%
Bona Film Group Limited	16.5%	17.1%	17.3%
Huayi Brothers	6.4%	19.4%	13.2%
Huaxia Film Distribution Co., Ltd. (state-owned enterprise)	4.4%	0.9%	7.5%
Shanghai Film Group (state-owned enterprise)(2)	1.1%	12.4%	4.5%

Source: EntGroup.

Note:

(1)
For jointly distributed films, gross box office receipts are split among joint distributors.

(2)
Through its subsidiary, Shanghai East Film and TV Distribution Co.

        The following table sets forth the number of domestic films distributed to theaters for the periods indicated:

	For the year ended December 31,
	2007		2008	2009
Number of domestic films distributed to movie theaters(1)
China Film Group Corporation (state-owned enterprise)	16 (1	0)	18 (9)	19 (5)
Bona Film Group Limited	14 (3)		14 (3)	14 (4)
Huaxia Film Distribution Co., Ltd. (state-owned enterprise)	9 (3)		11 (8)	13 (2)
Huayi Brothers	3 (1)		3 (1)	4 (0)
Shanghai Film Group (state-owned enterprise)(2)	6 (2)		6 (0)	7 (3)

Source: EntGroup.

Note:

(1)
The table only shows the number of domestic films distributed through theatrical channels. The numbers in parentheses are the number of jointly distributed films.
(2)
Through its subsidiary, Shanghai East Film and TV Distribution Co.

  Imported Film Distribution

        The importation and distribution of foreign films is subject to extensive regulation by the Chinese government. Currently, there is a quota of 20 for box office sharing imported films, which consist of mainly Hollywood blockbusters. On top of these, a few 3-D films are also permitted each year, as well as a number of films imported through the buy-off distribution method each year mainly from countries other than the United States. Currently, only the two state-owned enterprises, namely China Film Group Corporation and Huaxia Film Distribution Co., Ltd., have licenses to distribute imported films. However, in practice other film distributors are permitted to provide assistance to these two state-owned enterprises in marketing and promotion of buy-off imported films and enjoy a portion of the distribution economics. It is possible that the imported film distribution market may be liberalized in the near future, due to a 2009 WTO anti-trust ruling, to allow non-state-owned companies to independently distribute imported films as well.

        Although imported films tend to be blockbusters they accounted for no more than 45.9% of total China box office each year in the five years between 2005 and 2009 and no more than 11 of the 20 highest grossing films each year during that same period, under the quota system, according to EntGroup. Hong Kong produced films, which have achieved great popularity in China, were no longer subject to the import quota after the Mainland and Hong Kong Closer Economic Partnership Arrangement became effective in 2003. Hong Kong producers are receptive to having their films distributed in China, given the contrast between the rapidly growing mainland China market and the relatively stable Hong Kong market. There were a total of 178 Hong Kong movies screened in China between 2005 and 2009. Recently, Taiwan has entered into an Economic Cooperation Framework Agreement which, among other things, proposes that Taiwan films be exempted from the foreign film import quota as well.

        The following table sets forth the number of domestic and foreign films exhibited through movie theaters in China:

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
Domestic films	125	129	140	122	130
Foreign films	49	50	48	44	48

        The following table sets forth the top 20 films in terms of box office for the year 2009:

Ranking	Name	Origin	Box Office
			(RMB millions)
1	2012	Foreign	463
2	Transformers 2	Foreign	428
3	The Founding of a Republic	Domestic	420
4	Red Cliff II	Domestic	260
5	A Simple Noodle Story	Domestic	235
6	The Message	Domestic	225
7	Bodyguards and Assassins	Domestic	220
8	Nanking Nanking	Domestic	172
9	Ice Age: Dawn of the Dinosaurs	Foreign	157
10	Harry Potter and the Half-blood Prince	Foreign	156
11	G.I. Joe: The Rise of Cobra	Foreign	137
12	Night at the Museum: Battle of the Smithsonian	Foreign	121
13	No Time for Love	Domestic	113
14	Terminator Salvation	Foreign	112
15	If You Are the One	Domestic	110
16	Crazy Racer	Domestic	110
17	On His Majesty's Secret Service	Domestic	103
18	Sophie's Revenge	Domestic	100
19	Pleasant Goat and Big Big Wolf	Domestic	100
20	Up	Foreign	95

Source: EntGroup.

  Distribution of Chinese Films in Overseas Markets

        Increasing appreciation of Chinese culture and films have considerably raised the profile of Chinese domestic films in the overseas market. In 2009, 22 film companies sold distribution rights of 45 films (including 34 jointly produced films) in 68 countries and regions. According to EntGroup, total film exporting revenue grew from approximately RMB2.5 billion (US$373.7 million) in 2008 to approximately RMB2.8 billion (US$418.5 million) in 2009, representing a year-on-year growth of 9.5%, and this is forecast to reach RMB4.1 billion (US$612.8 million) by 2012, which would represent a CAGR of 14.1%. The top markets for Chinese movies include Hong Kong, Taiwan, Southeast Asia and other overseas markets with large Chinese populations. Movies are distributed either through distributors in overseas markets or through overseas pay-TV stations, such as Celestial Movies Asia. The majority of the films are distributed with buy-off distribution to reduce execution risks due to unfamiliarity with overseas markets.

Theater Circuits

        Theater circuits are a unique feature of the film industry in China. They control movie theaters' access to films as film distributors cannot distribute film prints directly to movie theaters. However, theater circuits do not have control over affiliated movie theaters' exact screening schedules, such as the number of shows and time of each show for a particular movie. The theater circuit system was established in 2002 by the government with the intention to increase distribution efficiency. The theater circuit system also introduced competition to the film exhibition market by breaking the local monopolies by regional film companies, which had controlled all theaters in a province or city prior to implementation of the theater circuit system. By government regulation, every movie theater in China is required to be associated with a theater circuit; however, movie theaters associated with the same theater circuit may or may not have same brand or management. In 2009, there were 37 theater circuits in China. The top 10 theater circuits in 2009 by box office accounted for between 49.9% to 77.3% of total box office revenue in the years from 2006 to 2009, according to EntGroup. As of the end of 2009, at least 8 of the top 10 theater circuits operate their self-owned movie theaters.

Movie Theaters

        The number of movie theaters in China has grown rapidly. According to EntGroup, the number of movie theaters grew from 1,243 to 1,687, and the number of screens from 2,668 to 4,723, between 2005 and 2009, and these numbers are projected to reach 2,400 and 6,522, respectively, in 2012. Increasingly more investors cooperate with property developers to establish multiplexes in shopping malls. Such theaters benefit from having more bargaining power on rent given their role in generating traffic for other stores. The number of new multiplexes in shopping malls accounted for 37% of total new theaters and 60% of total box office in 2009, according to EntGroup. Despite this rapid growth, the concentration of theaters and screens in China is behind other mature markets, such as Japan, Korea, India and the United States. In recent years, digitization has become an important trend, given the advantage of digital prints in maintaining quality and cost effectiveness. As of December 31, 2009, there were 1,600 digital screens in China, accounting for 34% of total screens, representing the second largest number of digital screens globally according to EntGroup. Furthermore, movie theaters are increasingly equipped for exhibiting 3-D films. We expect both digitization and 3-D to help increase ticket prices and admission. In terms of operation, movie theaters receive prints of films from the theater circuit but retain control over the screening schedules. Theaters generate revenue from their share of box office, in-theater advertising and concessionaire sales. However, the revenue from in-theater advertising and concessionaire sales is currently low as a proportion of box office compared to the norm in the United States.

        The box office receipts of movie theaters fluctuate over the course of the year and are largely driven by important holidays such as Chinese New Year, Valentine's Day, May Day, school summer holidays, National Day, Christmas and New Year. The following chart sets forth the monthly gross box office receipts in China for calendar years 2008 and 2009.

Source: EntGroup.

Non-theatrical Channels

        The total contribution of non-theatrical revenue from such sources as television royalties, new media and home video products is still relatively small in China. It is estimated that 15.9% of total film revenue was contributed by non-theatrical revenue in China in 2009, compared to 51% in the United States, according to EntGroup. However, given the strengthened intellectual property protection in China and the search for content differentiation by media players, non-theatrical revenue is expected to increase in the future. Non-theatrical revenue is forecast to reach RMB2.6 billion (US$377.9 million) by 2012, according to EntGroup.

        The following table sets forth the breakdown of total film industry revenue by source for 2009:

	For the year ended December 31, 2009
	Box Office	Non-Theatrical Channels	Overseas Distribution	Advertising(1)	Total
Revenue
(in RMB millions)	6,210	1,800	2,770	520	11,300
(in US$ millions)	928	269	414	78	1,687

Source: EntGroup.

(1)
Includes in-film and pre-screen advertising

Film-Related Advertising

        In-film and pre-screening advertising are experiencing increasing demand. The market size of film-related advertising is forecast to grow from approximately RMB520 million (US$77.7 million) to approximately RMB2,180 million (US$325.8 million) between 2009 and 2012, representing a three-year CAGR of 61.2%, according to EntGroup. In-film and pre-screening advertising is considered a relatively effective form of advertising since the closed environment tends to ensure impression and absorption. The demographic profile of moviegoers is attractive to advertisers because 97.9% of China's moviegoers have a monthly income above RMB2,000 (US$299), compared to China's GDP per capita of RMB1,700 (US$254). Moviegoers also represent an attractive age range, with 69.0% of moviegoers being between 18 to 34 years old. In-film advertisement is increasingly welcomed by studios as a crucial alternative source of film financing.

Talent Agency

        Talent agencies broker deals, such as film and television drama performances and advertising, on behalf of their artists. The talent agency industry is currently very fragmented, with about 300 agencies in existence at the end of 2009, according to EntGroup. The talent agency market in China is dominated by domestic talent agencies, as foreign talent agencies in China are still at the development stage, but entry barriers are low. Some famous artists set up their own talent agency to manage themselves and other upcoming artists. To overcome the issue of the relatively low entry barrier, we believe talent agencies attempt to differentiate themselves by leveraging their industry experience and in-house platforms to offer artists more opportunities. We expect more media players to set up in-house talent agencies to complement their existing businesses. Rapid growth in the advertising, film and television industries should continue to drive significant market demand for talent agency services.

 BUSINESS

Overview

        We are the largest privately owned film distributor in China. We are the leading distributor of domestic films among all privately owned film distributors in China in terms of number of films distributed and total box office receipts in 2009, according to a report we commissioned from EntGroup. In 2007, 2008 and 2009, films that we distributed or invested in accounted for 44.1%, 40.0% and 44.1%, respectively, of the total box office receipts for the 20 highest grossing domestic films in China, helping us establish ourselves as a leading player in the fast growing Chinese film market. A small number of our films, typically ones that are released during the peak season, account for a substantial portion of our net revenues each year. Our remaining films generate lower net revenues but generally have lower costs for the acquisition of distribution rights or production. Our top five films each year in 2007, 2008 and 2009 accounted for 50.6%, 63.5% and 67.9% of our net revenues in those years, respectively. Since our inception in November 2003, we have distributed 139 films (including 29 films internationally), and we generally distribute between 16 and 20 films theatrically each year.

        We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing, our collaborations with other domestic and international film industry players, and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects. We also selectively invest in film production projects by funding a portion of the film production budget in order to augment the supply of desirable film projects that we can distribute, while at the same time gaining title to or economic benefits associated with the copyright for those films.

        We distribute films through virtually all of the theater circuits in China. We are able to gain distribution rights to a wider selection of films through joint distribution arrangements with industry participants such as the state-owned China Film Group Corporation. We have also distributed 17 Chinese films (including Hong Kong films) internationally since 2008, and from which we generated nil, US$2.0 million and US$5.2 million in net revenues in 2008, 2009 and the nine months ended September 30, 2010, respectively. Although our international film distribution business has not historically made a significant contribution to our results of operations, it has accounted for an increasing proportion of our net revenues. We believe that we are well positioned to take advantage of the increasing popularity of Chinese films abroad, given our track record of international distribution and the distribution arrangements we have established with film distributors in markets including Korea, Japan and Southeast Asia. We have also expanded into non-theatrical distribution channels, including home video products, digital distribution and television. As films continue to generate an increasing proportion of our revenues from non-theatrical sources, we expect to continue to develop new and existing relationships to maximize the value of our distribution business and our film portfolio.

        In addition to film distribution and production operations, we own and operate six movie theaters in commercial districts and residential areas in several major cities in China. Our movie theaters are affiliated with leading theater circuits in China and provide our audiences with modern facilities. Theater circuits are mandated by PRC laws and regulations to negotiate the terms of arrangements for the exhibition of films and provide film prints to movie theaters. Consistent with industry practice in China, these theater circuits charge an industry standard rate for their services, and we as film distributors are responsible for making and delivering film prints of both digital and traditional films to them. Our movie theater business, which we acquired in April 2010, generated net losses of US$0.8 million and US$1.9 million in 2008 and 2009, respectively and net loss of US$0.1 million for the period from April 23 to September 30, 2010. We paid consideration in the form of 5,810,320 newly issued ordinary shares with a fair value of US$4.50 per share, or US$26.1 million in the aggregate, as of the acquisition date and the settlement of US$5.3 million that Mr. Dong Yu owed to us. The ordinary shares paid to Mr. Dong Yu would have a current value of US$98.8 million, at the initial public offering price of US$8.50 per ADS. Our talent agency business leverages our relationships in the film and entertainment industry and enables us to source desirable films for distribution, gives us additional insight into the film projects that are being contemplated and developed, and provides another source for promising film opportunities. We leverage our films and movie theater operations to attract advertising customers. We also believe that our movie theaters under the "Bona" brand, our ability to sell advertising in the films we exhibit and our representation of artists through our talent agency add to the strength of our business and assist in building a brand which we believe is synonymous with high quality films in China.

        We generated net revenues of US$22.4 million, US$23.4 million and US$38.4 million in 2007, 2008 and 2009, respectively, representing a CAGR of 30.9%. Our net income was US$2.0 million, US$0.4 million and US$5.5 million in 2007, 2008 and 2009, respectively, representing a CAGR of 65.1%. For the nine months ended September 30, 2010, we generated net revenues of US$35.0 million and net loss of US$7.4 million. Our net income in 2007, 2008 and 2009 included a gain of US$31,000, a loss of US$2.0 million and a gain of US$0.1 million, respectively, from changes in fair value of derivatives. Our net loss for the nine months ended September 30, 2010 included a loss of US$14.5 million from changes in fair value of derivatives. Excluding share-based compensation, changes in fair value of warrants and changes in fair value of derivatives, our non-GAAP net income for 2007, 2008 and 2009 was US$2.0 million, US$2.7 million and US$5.4 million, respectively, representing a CAGR of 65.2%. For the nine months ended September 30, 2010, our non-GAAP net income was US$7.4 million. For a reconciliation of our non-GAAP net income to the U.S. GAAP net income, see footnote (1) to our summary consolidated statement of operations data included elsewhere in this prospectus. The redemption terms of the Series A and Series B preferred shares were amended in August 2010, and as a result, we have ceased to recognize derivative liabilities and change in fair value of derivatives from the date of such amendment.

Our Competitive Strengths

        We believe the following strengths give us a competitive advantage over and differentiate us from our competitors:

The largest privately owned film distributor in China

        We are the largest privately owned film distributor in China. Among all privately owned film distributors in China, we distributed the most domestic films and our domestic films generated highest total box office receipts in 2009, according to EntGroup. We believe we are well positioned to capture opportunities in the large and fast-growing film industry in China, which is expected to grow from RMB6.2 billion in gross box office receipts in 2009 to RMB21.0 billion in 2012, representing a CAGR of 50.2%, according to EntGroup. Our leading position in the industry is further evidenced by the following achievements:

  •
  We were the first privately owned company to obtain a film distribution license in China. We believe the strength of our brand name has enhanced our market position and bargaining power, as we have become a distributor of choice for some of the leading film studios in China.

  •
  We have distributed over 139 films, including 29 films internationally since our inception in November 2003. The films we distributed or invested in 2007, 2008 and 2009 accounted for 44.1%, 40.0% and 44.1%, respectively, of total box office receipts among the top 20 highest grossing domestic films, which demonstrates our ability in identifying and sourcing films with high box office potential.

  •
  Our senior management team includes executives with extensive experience in distributing Chinese films overseas, and we have a track record in international distribution, distributing 17 films internationally since 2008.

  •
  We have been recognized for our efforts and achievements as a film distributor, receiving "Outstanding Distribution Company for Domestically Produced Films" from the Film Bureau of the State Administration of Radio, Film, and Television for three consecutive years from 2004 to 2006. Our films have earned numerous industry awards, including the Hong Kong Film Awards and the Golden Horse Awards and have received recognition at prominent international film festivals, including the Berlin Film Festival.

        We believe the strength of our distribution business, track record and our leading position in this area have enabled us to attract a wide-range of well-known Chinese and international film producers, directors and distributors to use our distribution platform and that we will be able to continue to attract promising film projects from leading domestic and international industry participants to further solidify our market position. We believe that with our significant market share of the top grossing films and established track record of distributing commercially successful and critically acclaimed films we are the premier privately owned film distributor in China.

Extensive presence across the film industry value chain enhancing our core distribution business

        Over the years, we have gained experience and know-how and extended our business both upstream, in film production, and downstream, in film exhibition, as well as in complementary areas such as talent agency services that have enhanced our core film distribution business.

  •
  Production.  By investing in film production we are able to generate additional revenues from box office receipts, and we may also gain title to all or part of the copyright for those films or a share of the net profit for those films. As of December 31, 2009, we had invested in 7 of the 16 films we distributed, including Bodyguards and Assassins, which was the 5th highest grossing domestic film and 7th overall released in 2009 in China, with box office receipts of RMB 291 million in 2009 and 2010, according to EntGroup. As the Chinese audience increasingly desire entertainment that is tailored to their local cultural and social tastes, as evidenced by the increasing share for domestically produced Chinese films in total box office and number of top 20 grossing films in each year, we have leveraged our distribution expertise and network to choose high-quality projects for our investment in film production, which further enhances our brand name as a leading film distributor. Our ability to invest in film production both attracts other investors, who want to secure access to our proven distribution network, and enables us to generate additional returns from the box office and through non-theatrical distribution channels.

  •
  Exhibition.  We have expanded into the film exhibition business by acquiring six movie theaters strategically located in several major cities in China, which has facilitated our ability to conduct promotional activities in these key markets. Our film exhibition business, which we acquired in April 2010, generated net losses of US$0.8 million and US$1.9 million in 2008 and 2009, respectively, and net loss of US$0.1 million for the period from April 23 to September 30, 2010. We have continued to develop our movie theater business. In September 2010, we entered into a management service agreement with Beijing Bona Starlight Cineplex Management Co., Ltd., or Starlight Cineplex, a development stage movie theater operator in the PRC whose principal shareholders include Mr. Dong Yu. Under the terms of this agreement, we licensed our "Bona" brand to Starlight Cineplex and became the exclusive provider of management services for its current and future movie theaters. We are also entitled to receive a share of the box office receipts and advertising revenues of Starlight Cineplex's movie theaters. In addition, under a separate agreement entered into with Starlight Cineplex in November 2010, we have a right of first refusal with respect to transfers of movie theaters developed by Starlight Cineplex and a right of first refusal with respect to transfers of shares of Starlight Cineplex. We believe that our film exhibition business will not only provide a relatively stable source of revenues, but will also strengthen our ability to discern the demands of audiences in key markets and deepen our relationships with theater circuits as our movie theaters are affiliated with five of the leading theater circuits in China. Our relationships with these leading theater circuits provide us with better understanding of the pipeline of competing films and help us optimize our film release schedule accordingly. These relationships also enhance our ability to ensure that our films enjoy desirable exhibition schedules and screen runs as well as prominent positions in marketing and publicity campaigns. We also use our movie theaters as a strategic brand building platform for our distribution business to enhance brand awareness directly among the movie-going audience.

  •
  Talent Agency.  We represent a range of talented and popular Chinese artists, who give us additional insight into the film projects that are being contemplated and developed in China, thereby providing another source of promising film opportunities. The artists we represent also provide us with a high profile means of promoting and marketing our brand name and our film projects.

        In addition, we leverage our films, as well as our movie theater operations to attract advertising customers who desire to gain access to the audiences that view the films we distribute or that we exhibit in our movie theaters. As we continue to expand our films and our movie theater network, we believe we will be able to increase the scope of our advertising services.

        We believe our expertise and participation throughout the film industry value chain provides us with a competitive advantage in identifying and gaining access to promising films while enabling us to attract desirable projects through our reputation and established industry presence. We also believe that by extending our film distribution business into film production upstream and film exhibition downstream, we will have stronger capabilities to provide a premium movie-going experience to Chinese audiences and increase desire for Chinese-oriented content, which will ultimately reinforce our leadership position in film distribution.

Strong distribution capability through multiple channels

        We take advantage of our film distribution rights and copyrights through multiple channels, including domestic and international distribution, DVD and other home video products, Internet and other digital distribution, in-flight entertainment and television.

  •
  Domestic Distribution.  While we typically seek to act as the lead distributor for our film projects, we selectively enter into a range of joint distribution arrangements that increase our access to additional distribution opportunities for high quality films. For example, we collaborate with China Film Group Corporation, the largest state-owned film enterprise in China, which increases our access to a wider range of films and enhances distribution opportunities. This also allows us to achieve better scheduling coordination and to capture a share of profits derived the limited foreign film distribution quota. We are also a distribution partner with leading Chinese film directors and producers such as Derek Yee, Tsui Hark, Ping He and Jianxin Huang and film studios such as Emperor Motion Pictures, Focus Films Co. Ltd. and Media Asia Films. We believe our brand name and track record will position us to participate directly in foreign film distribution in China when current regulatory restrictions are eased or eliminated.

  •
  International distribution.  Our management team is comprised of executives with extensive experience in the international distribution of films produced in China. We have a track record of international film distribution and have distributed 17 films internationally since 2008, particularly in Southeast Asia, Europe and the United States. We have leveraged this advantage in international distribution to cultivate relationships with distributors for foreign markets, including the CJ Group for Korea and Japan and Celestial Movies Asia for Southeast Asia. In 2009, we distributed or licensed for distribution 10 films internationally.

  •
  Non-theatrical distribution channels.  In addition to distribution in movie theaters, we take advantage of a range of other distribution channels in China and internationally. Our marketing and distribution capabilities are enhanced through close relationships and collaborations with participants in non-theatrical distribution channels. This enhances monetization opportunities for our films, broaden our reach and maximize the commercial life of our film distribution rights and copyrights. Our arrangements with non-theatrical distributors are typically made on a film-by-film basis. We distribute films in non-theatrical distribution channels through the following relationships:

    •
    DVD, Blu-ray and other home video products:    Zoke Culture, Guangdong Yingyi and Guangdong Dejin;

    •
    Internet and digital distribution:    Sohu, SINA and SMEG-IPTV;

    •
    In-flight entertainment:    AirMedia and Century Carnival, which deliver our films on airlines such as Cathay Pacific, DragonAir and Air China; and

    •
    Cable, satellite and broadcast television:    CCTV-6, SMG and Celestial Movies Asia.

        We also seek to exploit our film distribution rights and copyrights through non-theatrical channels. As films continue to generate an increasing proportion of revenues from sources other than box office ticket sales, we expect that these relationships not only position us to capture additional long-term revenues but also enhance the value of our films.

Scale of operations enabling us to increase commercial upside with prudent risk management policy

        We believe the scale and volume of our distribution business have enabled us to manage distribution costs effectively as we are able to command lower tariffs paid to and shorten collection times from theater circuits, to procure desirable screening times for the films we distribute, and to negotiate favorable advertising terms and other input regarding the marketing, run and presentation of the films. In addition to attempting to maximize the commercial upside of our business model, we actively manage the risks associated with committing capital to film projects. Accordingly, we follow prudent risk control practices to limit and spread risk. For example, we:

  •
  seek to limit the percentage of our investment in films to no more than 50% of the production cost;

  •
  seek to structure our investments in film projects to provide us with distribution rights, in addition to ownership of all or part of the copyright;

  •
  diversify our investment across a number of films in various genres and with various budgets;

  •
  syndicate our investment in film production to other investors to mitigate our financial exposure and funding commitments; and

  •
  align the key terms of our distribution agreements to the estimated box-office potential of each film.

        We believe the combination of our distribution scale and prudent risk management policies gives favorable commercial terms and ability to achieve a higher return on capital.

Management team and professionals with proven track record and high-profile international private equity shareholders

        Our management team includes leaders of the modern Chinese film industry.

  •
  Mr. Dong Yu, our founder, chairman and chief executive officer, has over 15 years of experience in film distribution and has received numerous recognitions such as "The Most Influential Asian Film Producer" by The Hollywood Reporter in November 2006 and "Outstanding Individual of the Year in Chinese Creative Enterprises" by Chinese Creative Enterprises in 2008.

  •
  Ms. Nansun Shi, our director, is a Hong Kong film producer, presenter and a former senior advisor for Media Asia Group with over 30 years of experience in the film industry and provides valuable and extensive knowledge and insight into key players in the international film industry.

  •
  Mr. Jeffrey Chan, our director and chief operating officer, has over 20 years of experience in the film distribution and entertainment industry and also has been actively involved in the development of Hollywood adaptations of Chinese movies such as The Departed and Confession of Pain.

  •
  Mr. Hao Zhang, the general manager of our domestic distribution business has over 20 years of experience in film distribution and movie theater operations, primarily at the Xi'an Film Corporation and Xi'an Chang'an Cinema Chain.

  •
  Mr. Liang Xu, our chief financial officer, previously served as chief financial officer of China Digital TV Holding Co., Ltd., a leading vendor in China's digital television market, as well as having held various management roles in private equity investment, financial analysis and marketing.

        In addition, we have assembled professional teams with expertise at each point along the film industry value chain, from talent sourcing to production to distribution and exhibition. Our management team and professionals have guided our growth and established our company as a leading film distributor in China, positioning us to capture opportunities in China's large and fast growing film industry. The strength of our management team and potential of our business model is further evidenced by the international private equity investments we have attracted, with major investors including SIG China Investment One, Ltd., the Sequoia Funds and Matrix Partners China Funds.

Our Strategies

        We intend to maintain and enhance our position as a leader in the film and entertainment industry in China by implementing the following strategies:

Continue to leverage our distribution scale to strengthen our presence across the entire film industry value chain and reinforce our position as a leading film distributor in China

        We believe that as the largest privately owned film distributor in China we are well positioned to identify and capture attractive opportunities in film production, investment and exhibition. We plan to strengthen our business by enhancing our capabilities at each point along of the film industry value chain in China. Upstream, we intend to continue to selectively invest in film production to enhance our access to distribution rights of films that we believe appeal to Chinese audiences' prevailing cultural and entertainment demand trend, and thereby further participate in the success of those films both immediately from box office receipts and in the longer term from exploitation of non-theatrical distribution rights and copyright ownership. Downstream, we intend to expand our exhibition business by managing the operations of movie theaters in exchange for a percentage of the revenues generated by those movie theaters selectively acquiring profitable movie theaters in key strategic cities. By strengthening our vertical integration, we believe that we will continue to improve the movie-going experiences of Chinese consumers, which will enable us not only to capture additional revenue throughout the film industry value chain but also to enhance our ability to generate synergies and achieve economies of scope and scale and further strengthen our brand and competitive position as a leading film distributor in China.

Expand our international film distribution business

        We intend to continue to expand the distribution of our films internationally by selectively targeting key markets, including Southeast Asia, Europe and the United States. We believe that our international expansion will enhance the value of our film distribution rights and attract creative talent seeking international exposure, which in turn will feed further expansion of our films. Moreover, continued international exposure of our brand will increase our access to foreign film producers and distributors, generating additional opportunities to obtain foreign film distribution rights in China. We intend to use our international distribution business to further diversify our revenues by exploiting growing global interest in Chinese films. By expanding our film distribution business internationally, we intend to capture opportunities from the growing popularity, importance and influence of Chinese films in the world market as well as hedge against risks associated with the Chinese film market.

Continue to develop complementary businesses and new platforms for film distribution

        We plan to continue to develop new platforms for the distribution of our films, including, home video products, digital distribution and television which will provide additional revenue sources for our films and enhance the value of our film distribution rights. By focusing on complementary businesses and distribution channels and platforms, we believe we can leverage our first mover advantage to exploit new technologies and related opportunities. We also intend to continue developing businesses that complement film distribution, including pre-screening and in-film advertising, merchandising of film-related products and sponsorship of film-related activities, which we believe will further diversify our revenue sources and enable us to establish film franchises that generate more stable and predictable revenues streams.

Expand into new entertainment formats, enhance our content offerings and build a strong licensing business for our top film franchises

        In addition to films, we intend to utilize our production know-how, creative intellectual property and growing portfolio of film entertainment to produce and diversify into different entertainment formats, such as taking successful film franchises and turning them into television series and made-for-television movies. For example, leveraging on our success in the production and distribution of Bodyguards and Assassins, we are currently producing a television series under this franchise which is expected to be completed this year. In addition, we intend to license our creative and intellectual property, such as film rights and the artistic talent we manage, across new distribution channels and platforms such as mobile platforms as well as to pursue film-related merchandising in order to maximize the commercial opportunities of our films. As we develop more film and video content and leverage our talent agency business and other relationships within the film and entertainment industry, we believe we will further solidify our film distribution business, domestically and internationally.

Become the film distributor and producer of choice for China's leading creative talent and continue to leverage our management team's film and entertainment industry relationships in China

        We intend to continue to develop our talent agency to attract popular or promising directors, actors, artists and other creative talent. We believe our reputation as a leading film distributor will increasingly make us an attractive provider of talent agency services in China, as creative talent recognize that we have access to desirable film projects and are well positioned to effectively and successfully market films domestically and internationally. We also believe that our management's relationships with all aspects of the film and entertainment industry in China will continue to support and augment all aspects of our integrated business model by providing us with access to desirable film distribution and investment opportunities particularly in China, which will in turn help solidify our talent agency business.

Film Distribution

        Our core business is the distribution of films produced in China and Hong Kong to theater circuits in China. Since our inception in November 2003, we have distributed 139 films, including 29 films internationally. The films we distributed have earned numerous industry awards, including the Hong Kong Film Awards and the Golden Horse Awards and have received recognition at prominent international film festivals, including the Berlin Film Festival. We distribute (1) films produced by third-party production studios for which we have distribution rights and (2) films we produced and in which we hold ownership interests in the copyright. We generally distribute between 16 and 20 films theatrically per year. In 2010, we intend to distribute approximately 15 films theatrically, three of which we own all of the copyright and three of which we own part of the copyright through our participation in the financing of the film. In 2007, 2008 and 2009, we distributed 20, 16 and 16 films, representing box receipts of RMB454.9 million, RMB764.9 million and RMB769.2 million, respectively.

        Our film distribution activities primarily comprise of (i) film sourcing, which includes identifying quality film projects with commercial potential and securing film distribution rights, (ii) print and marketing, which includes coordinating the distribution of film prints to theater circuits, as well as conducting marketing and publicity campaigns to promote the films to their target audiences, (iii) exhibition, which includes negotiating the terms of exhibitions of films in domestic and international movie theaters as well as through non-theatrical distribution channels and (iv) film advertising, which includes the sale of approximately three minutes advertising time immediately prior to the start of the theatrical screening of a film, in-film product placements and cross-promotion campaigns.

        The following table lists a selection of films we distributed including in the case of foreign films, those we assisted in marketing of:

Title	Release Date	Principal Cast	Genre	Revenue Sources	Gross Box Office
					(RMB millions)
Just Call Me Nobody	December 3, 2010	Benshan Zhao, Shenyang Xiao, Kelly Lin	Martial Arts Comedy	Copyright/Distribution
Triple Tap	July 2, 2010	Louis Koo, Daniel Wu, Li Bing Bing, Charlene Choi, Chapman To, Alex Fong, Andrew Lin, Lam Suet, Michael Wong	Action	Copyright/Distribution	126.4
Fire of Conscience	April 1, 2010	Leon Lai, Richie Ren	Action	Primary Distribution	18.4
My Iz Budushchego (Russia)	March 5, 2010	Boris Galki, Daniil Strakhov, Yekaterina Klimova	Action/Drama	Marketing Assistance	11.4
Like a Dream	February 2, 2010	Daniel Wu, Quan Yuan	Drama	Copyright/Distribution	0.8
Pleasant Goat and Big Big Wolf 2	January 29, 2010	—	Animation	Distribution	21.7
Bodyguards and Assassins	December 18, 2009	Donnie Yen, Nicholas Tse, Leon Lai, Bingbing Fan, Xueqi Wang, Tony Leung, Jun Hu, Bojie Wang, Yuchun Li, Mengke Bateer, Yun Zhou, Hanyu Zhang, Michelle Lee	Action/Drama/ History	Copyright/ Distribution	291.4

Mulan	November 27, 2009	Vicki Zhao, Kun Chen, Jaycee Chan	Historical Drama	Regional Joint Distribution	66.3

Title	Release Date	Principal Cast	Genre	Revenue Sources	Gross Box Office
					(RMB millions)
Wheat	September 28, 2009	Bingbing Fan, Jue Huang, Jiayi Du	Historical Drama	Participation	9.9
Empire of Silver	August 21, 2009	Aaron Kwok, Lei Hao	Drama	Distribution	22.7
Overheard	July 24, 2009	Ching Wan Lau, Louis Koo, Daniel Wu	Action	Copyright/ Distribution	89.3
I Corrupt All Cops	April 29, 2009	Eason Chan, Tony Leung, Anthony Wong	Crime/Action	Distribution	19.0
The Counterfeiter (Austria)	April 14, 2009	Karl Markovics, August Diehl, David Striesow	Drama	Marketing Assistance	9.8
Irreversi	February 20, 2009	Lynda Wei, Adam Liu	Thriller	Distribution	2.6
Pleasant Goat and Big Big Wolf	January 16, 2009	—	Animation	Regional Joint Distribution	26.8
All About Women	December 4, 2008	Xun Zhou, Kitty Zhang, Lun-Mei Guey	Romantic Comedy	Distribution	21.4
Connected	September 28, 2008	Louis Koo, Barbie Hsu, Nick Cheung	Action	Distribution	43.5
The Deserted Inn	August 15, 2008	Meitian He, Kenny Kwan	Thriller	Participation	15.4
Almost Perfect	August 1, 2008	Leon Jay Williams, Crystal Huang	Comedy	Distribution	49.3
Red Cliff	July 10, 2008	Tony Leung, Takeshi Kaneshiro, Zheng Zhang, Chiling Lin, Jun Hu, Vicki Zhao	Action/Drama/ History/War	Participation	313.9
Run Papa Run	May 30, 2008	Louis Koo, Rene Liu, Jackie Chan	Family	Marketing Assistance	11.3

Title	Release Date	Principal Cast	Genre	Revenue Sources	Gross Box Office
					(RMB millions)
And the Spring Comes	April 11, 2008	Wenli Jiang, Yao Zhang, Guangjie Lee	Drama	Distribution	2.9
An Empress and the Warriors	March 7, 2008	Kelly Chen, Donnie Yen, Leon Lai	Action	Participation	43.0
Marriage Trap 2008	February 14, 2008	Tao Guo, Hong Tao	Comedy	Participation	4.3
CJ7	January 31, 2008	Stephen Chow, Jiao Xu, Kitty Zhang	Sci-Fi	Participation	200.9
The Warlords	December 13, 2007	Jet Li, Andy Lau, Takeshi Kaneshiro	Action/Drama/ History/War	Participation	200.1
Lost in Beijing	November 30, 2007	Tony Leung, Bingbing Fan	Drama	Distribution	10.8
Sinking of Japan (Japan)	August 24, 2007	Tsuyoshi Kusanagi, Ko Shibasaki, Etsushi Toyokawa, Mao Daichi, Mitsuhiro Oikawa, Mayuko Fukuda, Hideko Yoshida, Akira Emoto, Koji Ishizaka	Adventure/ Drama	Marketing Assistance	14.1
Flash Point	August 3, 2007	Donnie Yen, Louis Koo, Collin Chou	Action	Participation	33.8
Arsène Lupin (France)	April 13, 2007	Romain Duris, Philippe Magnan, Mathiue Carrière, Patrick Toomey, Robin Renucci	Action/ Adventure	Marketing Assistance	5.2
Postmodern Life of My Aunt	March 2, 2007	Yun-Fat Chow, Gaowa Siqin, Vicki Zhao	Comedy	Distribution	6.6
Twins Mission	February 18, 2007	Sammo Hung, Gillian Chung, Jacky Wu	Action	Distribution	14.5
Protégé	February 14, 2007	Andy Lau, Daniel Wu, Louis Koo	Crime/Action	Participation	64.3

        The following table lists a selection of unreleased films in our pipeline.

Film Sourcing

        Film project identification.    We identify promising film projects through a variety of sources, including collaboration with industry players, our management's relationships and contacts in the film and entertainment industry. We believe that our brand name and reputation in the film industry, our experience in film distribution and marketing in China, our collaborations with other domestic and industry players and our management's access to key industry participants enable us to identify and secure distribution rights for promising film projects.

        Distribution rights acquisition.    The decision to acquire the distribution rights is made collectively by our senior management, supported by analysis on a variety of factors that typically include as a film's expected critical reception, marketability, and potential for box office success, as well as the cost to acquire the film the estimated distribution and marketing expenses required to bring the film to its widest possible target audience and ancillary market potential post theatrical release.

        We structure our distribution arrangements to achieve the desired balance of risk and benefits of the commercial success of a film. We may acquire distribution rights through a variety of arrangements, including (i) a buy-off distribution arrangement, in which we pay a fixed amount to producer upfront to acquire the distribution rights with no obligation to share box office proceeds with the producer, (ii) a commission-based distribution arrangement, in which we do not pay any fixed amount to the producer, but instead share a proportion of the box office proceeds with the producer, or (iii) a minimum guarantee distribution, in which case we would receive a higher proportion of the box office proceeds, subject to paying the producer the amount of any shortfalls from a minimum amount.

        We typically enter into distribution agreements during the post-production stage of a film, which improves our ability to evaluate the market potential of the film, reduces the risk of delays in the completion of the film and enables us to evaluate the optimal distribution arrangement for the film. However, we may enter into distribution arrangements prior to the production of certain films, such as big budget blockbusters or where certain high-profile actors or directors are involved, or films in which we invest in the production of. We generally seek to acquire full distribution rights that cover movie theater distribution, international distribution as well as other distribution through home video products, digital distribution and television. We generally seek arrangements where we are reimbursed by film producers for the expenses we incur in the marketing and promotion of their films, and agree to waive such reimbursements in limited circumstances.

        In addition to films for which we have exclusive distribution rights, we also selectively enter into a range of joint distribution arrangements that significantly increase our exposure to high quality films and enhance our distribution opportunities, while simultaneously enabling us to share the risks inherent in film distribution. For example, we collaborated with the China Film Group Corporation, the largest state-owned film enterprise in China, to jointly distribute Red Cliff. We have also formed Bona Meitao Culture Media Co., Ltd. with Meitao Jiayi, an artist agency, to secure performance engagements of Bingbing Fan, currently one of the most popular actresses in China.

Print and Marketing

        We coordinate the printing and distribution of film prints to theater circuits in China and conduct cost-effective marketing and publicity campaigns to promote the films to their target audiences by integrating a broad spectrum of advertising media, including television, print, billboards and the Internet. In addition, we organize appearances of the actors and directors of the films on television programs and at other events to promote the films.

        Under our distribution agreements, we are typically entitled to deduct costs incurred in printing and marketing a film from the box office receipts of the film, prior to the calculation of our fee or of the remaining box office receipts to which we are entitled or that we share with the producers of the film.

Distribution Channels

        Domestic.    We generally pace the release of films we distribute in a manner to avoid scheduling conflicts with other films we have agreed to distribute and to release films during favorable time periods, such as holiday seasons. We configure release schedules taking into account moviegoer attendance patterns and competition from other distributors' scheduled theatrical releases. We grant exhibition rights of the films we distribute to theater circuits throughout China on a film-by-film basis. We typically give a theater circuit the right to exhibit the film for a fixed percentage of the box office receipts they generate. Ticket prices are typically set based on the city and district where a theater is located, the appeal and marketability of the film, and other competitive and market factors such as its proximity to other theaters. Our agreements with the theater circuits will also specify the period during which they may exhibit the film and will generally depend on the box office performance of each film. Marketable films that are expected to have high box office admissions revenues will generally have longer licensing terms compared to films with more uncertain performance potential and popularity. We have exhibition arrangements with virtually all theater circuits in China, including Wanda, China Film Stella, Shanghai United, Beijing New Film and China Film South. We distributed 19, 16 and 14 domestic films (including Hong Kong films) in 2007, 2008 and 2009, respectively.

        The number of certain foreign films, mainly Hollywood blockbusters, that may be exhibited in China on a box office sharing basis is limited by the PRC central government to approximately 20 films per year. In addition, there are separate quotas for films imported through buy-off distribution method each year mainly from countries other than the United States and for 3-D films. Only China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd., which are both state owned enterprises, are currently licensed to distribute foreign films in China, but privately owned companies like ourselves can enter into marketing assistance agreements with the state-owned enterprises. Films produced in Hong Kong and Macau (subject to certain requirements) do not fall within the foreign film quota limitation but are considered foreign films for purposes of government review and approval processes. We assisted in marketing of one, nil and one foreign film (excluding Hong Kong films) in 2007, 2008 and 2009, respectively, with China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd. We are also one of the most prominent distribution partners for leading players in the Hong Kong film industry such as Peter Chan, Derek Yee and Tsui Hark. We believe our brand name and track record will position us to participate in foreign film distribution in China if current regulatory restrictions are eased or eliminated.

        Our distribution of films in domestic theater circuits also includes exhibition through our own movie theaters. See "—Movie Theater Operations" below.

        International.    We conduct the international distribution of films on a territory-by-territory and film-by-film basis through cooperation with local third parties. Our international film distribution activities primarily consist of the licensing and sale of rights to distribution for films for which we have full distribution rights as well as films we produce or in which we have a partial or full interest in the copyright. The licensing agreement with the overseas partner, typically based on the Independent Film and Television Alliance standard form, sets the relevant terms including the distribution period, geographic area, licensing fees and scope of rights, such as distribution for theatrical screening only or including other exhibition methods such as DVD and other home video products, Internet and other digital distribution, in-flight entertainment and television.

        We distribute films internationally primarily in regions with large Chinese-speaking populations, such as Hong Kong, Singapore, Macau, and Taiwan as well as in other Asian countries such as Korea and Japan. We also arrange to distribute films that have broad box office appeal due to the involvement of internationally known directors and actors in the United States and Europe. Through our track record of distributing Chinese films internationally, we have cultivated relationships with distributors for foreign markets, including the CJ Group for Korea and Japan and Celestial Movies Asia for Southeast Asia. Our foreign distribution arrangements are on a film-by-film basis and typically provide us with a share of the overseas revenues of our films, subject to a minimum guarantee or advances payable to us. For certain regions and films, we may license or sell our foreign distribution rights for a share of the overseas revenues without a minimum guarantee or at fixed amount, with no share of the overseas revenues. In addition, we may also directly distribute the films to theater circuits in Hong Kong. In recent years, we have collaborated with 45 foreign distributors, to expand our distribution reach overseas. We categorize film distribution to Hong Kong, Macau and Taiwan as part of our international distribution operations.

        Non-theatrical channels.    As consumer preferences have developed and technological changes have increased the channels through which films may be distributed, we have expanded into non-theatrical distribution channels through our relationships with third parties. Our arrangements with non-theatrical distributors are typically made on a film-by-film basis. For films exhibited in movie theaters, our agreements typically establish an initial theater exhibition period during which no distribution other than through movie theaters may be made. Following the expiration of the theater exhibition period, we commence distribution of films through other channels. We also distribute films we produce through non-theatrical channels on a similar schedule.

        The primary non-theatrical distribution channels, in order of general timing of release, consist of:

  •
  DVD and Blu-ray and other home video products:  We distribute DVDs and Blu-ray to the sales and rental market in China by entering into distribution arrangements with Zoke Culture, Guangdong Yingyi and Guangdong Dejin for the distribution of DVD, Blu-ray and other home video products.

  •
  Internet and digital distribution:  We also deliver films through a broad spectrum of digital media platforms. We have entered into digital delivery arrangements of our films, including with Sohu, SINA and SMEG-IPTV. From 2007 to 2009, we have distributed 35 films through these digital channels.

  •
  In-flight entertainment:  We distribute films for exhibition on the in-flight entertainment systems of airlines, through arrangements with AirMedia and Century Carnival, which deliver our films on airlines such as Cathay Pacific, DragonAir and Air China. From 2007 to 2009, 28 of our films have been exhibited on in-flight entertainment systems.

  •
  Cable, satellite and broadcast television:  From 2007 to 2009, we have 36 films in distribution in the domestic cable, satellite and broadcast television markets. We license our films as well as new products, such as television dramas, to major broadcast, cable and satellite channels such as CCTV-6, SMG and Celestial Movies Asia.

        As films continue to generate an increasing proportion of revenues from sources other than box office sales, we expect to continue to develop new and existing relationships to maximize the value of our distribution rights.

Film Advertising

        The theatrical screening of a film generally includes between two and 18 minutes of advertising immediately prior to the start of the film. As the film's distributor, we are typically entitled, subject to the consents of the copyright owners, to sell the approximately three minutes of the advertising time closest to the start of the film, while the remaining advertising time is sold by the movie theater operator (including by the movie theaters we operate). We generally sell 30-second slots using a scaled pricing system with progressively more expensive slots, since audience attendance and attention tend to increase as the start of the film approaches. The number of advertising slots that can be shown will depend on the expected popularity of the film, the film screening schedule at the theater and the consent of the copyright owner. Popular and widely publicized films account for a disproportionate amount of advertising revenues, and there is considerably less demand for advertising time for other films.

        Our distribution rights may entitle us place in film advertisements or license product placement or cross promotion rights of the films. These advertising and promotional services are made on a film-by-film basis, with pricing determined by the popularity of the director and actors involved in the film, the expected box office appeal of the movie and the prominence and length of the product placement. As these advertising and promotional services are tailored to the individual client's needs, they are accordingly negotiated on a case-by-case basis.

Other Operations Along the Film Value Chain

Production

        We invest in the production of domestic and Hong Kong films principally with the goal of obtaining distribution rights for movie theater and non-theatrical channels, including home video, digital media and television both domestically and internationally.

        Film production.    We began investing in film production in 2007 and have partial or full copyrights in two and five films in 2008 and 2009, respectively. By acquiring the distribution rights as well as investing in film production, we gain additional control over the success of the films and may reap additional profits from the box office success of and revenue from non-theatrical channels from these films. In addition, in connection with our investments in film production, we may also provide input on key aspects of the film, such as the selection of the director or principal cast. The process of deciding to invest in a film is similar to that used in deciding whether to acquire distribution rights of a film, and will take into consideration factors such as a film's expected critical reception, marketability and potential for box office success, as well as the size of the investment, the timing of required cash outlays for production and the estimated distribution and marketing expenses required to bring the film to its widest possible target audience and ancillary market potential after its theatrical release. We generally make the decision whether to invest in a film in the pre-production stage as a means of procuring distribution rights. We have invested in a total of 26 films that have been released as of September 30, 2010.

        Collaborations.    We also develop potential film production projects through collaborations with established and up-and-coming producers and directors. For example, we formed Cinema Popular with Peter Chan, one of the most experienced and recognized producers and directors in the Chinese industry to co-produce Bodyguards and Assassins, the 5th highest grossing domestic movie since the commencement of economic reforms in China. We believe these collaborative efforts and partnerships provide us with additional opportunities to identify and source potentially lucrative films for production or distribution while also strengthening our brand and reputation.

        Film financing.    Film production and, to a lesser extent, distribution is a capital intensive activity. We fund the production and distribution of films through cash flow from our business, long-term loans as well as through syndication to other investors and producers. We manage the risks associated with committing to capital intensive film production projects in a number of ways. We limit the films we invest in to an appropriate proportion of the films we distribute. We determine this proportion based on a number of factors, including each film's likely box office appeal based on the director and actors participating in the film and its genre and subject matter, the amount of capital we have committed to other investment projects at that time and the availability of funding from bank borrowings and film participations. We do not limit our investment in films to a specific percentage or number of films but evaluate investment opportunities on a film-by-film basis while concentrating on diversifying our capital-at-risk. We also seek to limit the percentage of our investment in films we invest to no more than 50% of the total estimated production budget. We may also syndicate our investment in film production to other investors who share the investment risk. When we act as lead investor in a film, we include a portion of the total estimated production budget of the film as an administration fee from participating investors to cover costs we incur to manage the production process of the film.

        We generally seek arrangements where we are reimbursed by film producers for the expenses we incur in the marketing and promotion of their films, and agree to waive such reimbursements in limited circumstances. We have also maintained good relationships with leading theater circuits not only through our film distribution business as a supplier, but also through our movie theater business as a customer. We believe theater circuits value a relationship with us as we offer them access to our pipeline of 16 to 20 films annually in a variety of genres as well as a share of revenues from our movie theaters, which in turn enhances our ability to negotiate desirable exhibition schedules and screen runs as well as prominent positions in marketing and publicity campaigns for our films. In addition, through our interactions with theater circuits as both a supplier and customer, we believe we gain better insight into the pipeline of competing films to help us optimize our film release schedule accordingly.

        We have access to bank borrowings for the financing of our film projects, which provides us with additional flexibility. Under our arrangement with Beijing Dongcheng branch of the Industrial and Commercial Bank of China Ltd., we have obtained loans of RMB70 million (US$10.5 million). In addition, the interest rates for such financings are subsidized through the Beijing Cultural and Creative Industry Promotion Center. In addition, we have obtained a line of credit of RMB100 million (US$14.9 million) from Bank of Beijing.

        Television programs.    Our investment in film productions provides us with ownership of the copyright for the films, which enables us to extend the franchise of the films, such as through the development of television programs based on the film script. For example, we are currently producing a television series based on our film Bodyguards and Assassins which is expected to be completed this year. We generally collaborate with industry players, including artists, television channels and television production studios to develop such television programs.

Movie Theater Operations

        We operate six movie theaters in five cities in China which are affiliated with leading theater circuits in China. Our movie theaters generate revenue primarily through sales of admissions, concessions and advertising prior to the start of each film and within the theater. We believe that our audiences are attracted to our movie theaters by the films we exhibit, the locations of our movie theaters and the overall entertainment experience we offer. Our movie theaters are located in major commercial districts and residential areas and provide our audiences with facilities and features such as stadium seating and state of the art projection and sound technologies.

        The following table sets forth details of our movie theaters as of September 30, 2010.

Movie Theater	City/District	Screens	Total Seating Capacity	Location Details
Bona Red Sparrow International Cineplex	Xi'an, Shaanxi Province	7	1,605	Located in second largest shopping mall in Xi'an near numerous major corporate offices; covers neighborhood with population of approximately 500,000.
Bona Xintiandi International Cineplex	Xi'an, Shaanxi Province	9	1,932	Located in university district with over 40 colleges and universities; covers areas with population of approximately 500,000.
Bona Youtang International Cineplex	Beijing	7	1,161

Located in central Chaoyang commercial district nearby numerous major international and domestic businesses and major office buildings; one of the major meeting places for businesspeople and professionals.

Bona Insun International Cineplex	Shanghai	5	767	Located in rapidly developing commercial district; local population of over one million residents.
Bona Shijiazhuang International Cineplex	Shijiazhuang, Hebei Province	7	1,133	Located in large urban area otherwise underserved by theater facilities; total urban population of 2.3 million with over 400,000 neighborhood residents.
Bona Maoye International Cineplex	Shenzhen, Guangdong Province	9	1,355	Located in central northern commercial district with daily pedestrian traffic of over 500,000.

        Film Exhibitions.    Our movie theaters exhibit desirable domestic, Hollywood and other foreign films licensed from state-owned and private distributors. Due to PRC regulations, movie theaters must rely on theater circuits to negotiate the terms of agreements with film distributors and to provide the films that they exhibit. The terms of the agreements under which our movie theaters exhibit films are made on a chain-by-chain and film-by-film basis and depend on the expected performance of each film. Desirable films that are expected to have high box office admission revenues will generally have longer license terms than movies with more uncertain performance and popularity.

        Concessions.    We operate concession stands in all our movie theaters that sell snacks and drinks as well as film-related memorabilia and collectables. We continually seek to increase concessions sales by revising our product mix, introducing special promotions from time to time and offering employee training and incentive programs to up-sell and cross-sell products.

        Advertising.    Our movie theaters sell advertising through a number of channels and media, including advertising time prior to the screening of all films exhibited in our movie theaters and the sale of advertising poster and frame space in our movie theaters. As a movie theater operator, we are typically entitled, subject to the consent of the copyright owners, to sell a portion of the advertising time available at the start of a film. We generally utilize third party advertising service providers to sell 30-second slots using a scaled pricing system with progressively more expensive slots the closer the slot is to the screening of the film. The film distributor (which in some cases may also be us) is entitled, subject to the consent of the copyright owners, to sell the time slots immediately preceding the screening of the film. The number of advertising slots will depend on the expected popularity of the film as well as the film screening schedule at the movie theater. In addition, we also provide promotion sponsorships and sell advertising poster and digital frame space, typically for periods of one month or more, primarily to film producers to market their films as well as to other companies, such as food and beverage companies, that want to target audiences that attend our movie theaters.

Talent Agency Services

        We operate a talent agency business that represented 25 artists as of September 30, 2010. Our agency contracts are negotiated on a case-by-case basis. In some arrangements, we act as the primary obligor and recognize revenue gross. In other arrangements we act as an agent and are entitled to a percentage of an artist's fees for their roles in all artistic performances we procure for them, including television advertising engagements, performances in films, television programs and concerts and other appearances. The level of commission we receive is linked to the stage of the career and level of fame of the artist, with higher commissions agreed to with newer, less established artists and lower commissions agreed to with more famous and established artists. The agency contracts generally have terms of between three and ten years, with scheduled penalties if the artist terminates the contract prior to the agreed term.

        Our talent agency business leverages our relationships in the film and entertainment industry and enables us to source desirable films for distribution, gives us additional insight into the film projects that are being contemplated and developed, and provides another source for promising film opportunities. Our talent agency also attracts high profile as well as up-and-coming talent who desire access to our pipeline of high box office potential film projects.

Competition

        The film industry is a highly competitive business. We face competition for audiences from companies within the entertainment business and from alternative forms of leisure entertainment, such as sporting events, outdoor recreation, video games, the Internet and other cultural and computer-related activities.

        The films we distribute and invest in compete for audience acceptance and exhibition outlets with films produced and distributed by other companies. Our primary competitors in film distribution and production include state-owned enterprises such as China Film Group and privately owned companies such as Huayi Brothers. State-owned enterprises have historically dominated and have in recent years continued to play a prominent role in the PRC film industry. The top three state-owned film distributors, China Film Group Corporation, Huaxia Film Distribution Co., Ltd. and Shanghai Film Group, together accounted for between 36.3% and 43.7% of the total domestic films' box office between 2007 and 2009, according to EntGroup. Moreover, two state-owned film distributors have the exclusive right to distribute the limited number of foreign films, mainly Hollywood blockbusters, that may be exhibited in China on a box office sharing basis. Privately owned film distributors have increasingly captured a sizeable share of the market for distribution of domestic films. Our company and Huayi Brothers are the top two privately owned film distributors; our company accounted for 16.5%, 17.1% and 17.3% of the total domestic films' box office in 2007, 2008 and 2009, and Huayi Brothers accounted for between 6.4%, 19.4% and 13.2% during those same years, according to EntGroup.

        Domestically, we compete with production and distribution companies for the acquisition of literary and film properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing, all of which are essential to the success of our business. Furthermore, the international film industry, particularly in more developed markets such as the United States, competes directly with our film production business through marketing efforts aimed at the Chinese and Greater China markets. As a result, the success of any of our films is dependent not only on the quality and acceptance of a particular film, but also on the quality and acceptance of other competing films released into the marketplace at or near the same time.

        The market for movie theaters is highly fragmented. Our movie theaters compete with other movie theater operators for audience acceptance on the basis of the films we exhibit, the location of our movie theaters, and seating comfort, theater capacity, ticket prices, projection and sound systems that influence the audiences' experience. Our movie theaters also compete to enter into agreements with theater circuits and secure film exhibitions offered by theater circuits based on factors such as the location, condition and capacity of the theater, revenue potential and licensing terms and a theater operator's ability to attract and license desirable films. We compete for new theater sites with other theater operators as well as other entertainment venues.

        The talent agency services industry is highly fragmented, with numerous agencies of varying sizes and reputations existing across China. Our talent agency competes against other talent agencies on the basis of our brand name, reputation for access to industry participants and desirable film and television projects as well as pricing.

Intellectual Property

        Our intellectual property assets include: copyrights in films; trademarks in names, logos and characters; domain names; and licenses of intellectual property rights of various kinds, primarily in the films we distribute.

        We currently have the full ownership of the copyright to five films, partial ownership of the copyright to nine films and participation in financing of one film production without distribution rights or copyright. We primarily derive value from our copyrights and film distribution licenses through the theatrical release of films and the distribution and licensing of our films to movie theaters. We also exploit our film rights through distribution of our films on broadcast television and cable network, Internet and digital distribution, and through the sale of home video products, such as DVDs and Blu-ray discs.

        We devote significant resources to protecting our intellectual property in China and other key territories. We rely upon a combination of copyright, trademark and Internet/domain name statutes and laws and contract provisions to protect our intellectual property. However, there can be no assurance of the degree to which these measures will be successful in any given case. Policing unauthorized use of our film rights and related intellectual property is often difficult and the steps taken may not in every case prevent the infringement by unauthorized third parties of our intellectual property. We seek to limit that threat through a combination of approaches, including offering legitimate market alternatives, deploying digital rights management technologies, pursuing legal sanctions for infringement under domestic and foreign laws and under international treaties, and enhancing public awareness of the meaning and value of intellectual property and intellectual property laws. Copyright protection is a serious problem in the film distribution, production and exhibition industries because of the ease with which films may be duplicated and distributed illegally. Film piracy is widespread in China and other Asian countries to a greater extent that in the United States and Europe. Film piracy continues to be prevalent across the entertainment industry. See "Risk Factors—Risks Relating to Our Business and Industry—Piracy of films, including digital and Internet piracy, may reduce the gross receipts from the exploitation of our films." We have taken legal actions to enforce copyright protection when necessary.

        Third parties may challenge the validity or scope of our intellectual property from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources that could have an adverse effect on our operations. Moreover, effective intellectual property protection has historically been weaker in China than in more developed countries such as the United States, and it may be either unavailable or limited in other foreign territories.

        Our trademarks include "Bona" in connection with our business, which we are in the process of registering. We regard our trademarks as valuable assets and believe that our trademarks are an important factor in marketing our products. We also hold various domain names relating to our trademarks and service marks, including www.bonafilm.cn. We do not know if our trademark applications will lead to registered trademarks with the scope of the goods and services we seek, if at all, or whether any trademark we have registered or may receive registration in the future will be challenged or invalidated. See "Risk Factors—Risks Relating to Our Business and Industry—Failure to protect our intellectual property rights could have a negative impact on our business."

Employees

        As of December 31, 2007, 2008 and 2009 and September 30, 2010 we had 41, 59, 79 and 445 full-time employees, respectively. The following table sets forth the number of full-time staff by business area as of September 30, 2010:

Number of employees
Film related	41
Talent agency	15
Management and administration	34
Movie theater	355

Total	445

        We plan to hire additional employees in all functions as we grow our business. None of our employees are represented by a labor union or other collective bargaining agreements. Since our inception, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

        The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in kind. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, maternity insurance and a housing reserve fund for the benefit of all of our employees. Our total contribution for such employee benefits required by applicable regulations amounted to US$52,581, US$201,223, US$236,774 and US$256,816 for 2007, 2008 and 2009 and the nine months ended September 30, 2010, respectively.

Facilities

        Our principal executive offices are located at our headquarters at 11/F, Guan Hu Garden 3, 105 Yaojiayuan Road, Beijing 100025, People's Republic of China. In aggregate, we maintain a total of approximately 1,600 square meters for our offices as of September 30, 2010 and lease all of our facilities. We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Insurance

        We do not maintain any property insurance policies covering equipment and facilities for losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Uninsured damage to any of our equipment or buildings could have a material adverse effect on our results of operations. See "Risk Factors—Risks Relating to Our Business and Industry—We do not maintain business liability or disruption, litigation or property insurance, and any business liability or disruption, litigation or property damage we experience might result in substantial costs to us and the diversion of our resources."

Legal and Administrative Proceedings

        We are currently not a party to any legal or administrative proceedings and are not aware of any pending or threatened legal or administrative proceedings against us in all material aspects. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

 REGULATION

        This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders' rights to receive dividends and other distributions from us.

        As the film industry is at an early stage of development in China, new laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the film industry, including the film and television production, distribution, exhibition and talent agency businesses. See "Risk Factors—Risks Relating to Doing Business in China."

Regulations on Film Industry

        Our core business is the distribution of films in China. In addition, we also engaged in film production and exhibition activities, which complement our film distribution business. Our operations in the film industry are mainly regulated by the Film Administrative Regulations, or the Film Regulations, effective on February 1, 2002, the Interim Provisions on the Qualifications for a Film Enterprise's Access to Commencement of Operation, or the Film Enterprise Qualification Provisions, effective on November 10, 2004, the Provisions on the Filing of Film Scripts (Abstracts) and the Administration of Films, or the Film Filing Provisions, effective on June 22, 2006, the Regulations on the Sino-foreign Cooperation in Film Production, or the Sino-foreign Cooperation Regulations, effective on August 10, 2004, and other rules and regulations issued based on the foregoing regulations. Pursuant to those regulations, production, distribution, exhibition and import of films are subject to special licenses or approvals issued by the SARFT and/or its local counterparts as follows: (i) Film Production License or Film Production License (Single Film), as applicable, for production of films in China; (ii) License for Sino-foreign Cooperation of Films for joint production of films by PRC and foreign entities; (iii) Film Distribution License for distribution of films; (iv) Film Exhibition License for exhibition of films and Certificate for Technical Qualification of Exhibition Equipment of Digital Film for exhibition of digital films; and (v) License for Film Public Screening for any film exhibited in, imported into or exported out of China.

Regulations on Film Distribution

        Pursuant to the Film Regulations and the Film Enterprise Qualification Provisions, distribution of films in two or more provinces, autonomous regions, and/or municipalities directly under the central government requires a Film Distribution License issued by the SARFT and distribution of films within one province, autonomous region, and/or municipality directly under the central government may be approved by the local counterpart of the SARFT in such region at the provincial level. Film Distribution Licenses issued by the SARFT are subject to inspection by the SARFT every two years and those issued by the local counterparts of the SARFT at the provincial level are subject to inspection annually. In practice, the SARFT issues Film Distribution Licenses with an effective term of two years and application for extension of the term must be made to the SARFT before expiration of the term. Distribution of foreign films is subject to special approval by the SARFT. Currently China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co. Ltd. are the only two enterprises which are licensed to distribute foreign films in China. Our affiliated consolidated entities Zhejiang Bona Film and Television Production Co., Ltd. and Beijing Baichuan Film Distribution Co., Ltd. each currently holds a Film Distribution License, issued by the SARFT, for distribution of films throughout China, which has an effective term until November 10, 2011 and June 24, 2012, respectively.

        Film distributors may not distribute any film that has not received a License for Film Public Screening. Under current PRC regulations, film distributors must distribute films to theater circuits instead of individual movie theaters.

Regulations on Film Production

        Pursuant to the Film Regulations and the Film Enterprise Qualification Provisions, production of films in China requires either a Film Production License or a Film Production License (Single Film). The Film Production License (Single Film) is granted on a film-by-film basis and will expire after the exhibition of the film. A company will not be qualified for a Film Production License unless it has produced two or more films under Film Production Licenses (Single Film). A Film Production License is subject to inspection by the SARFT every two years. In practice, the SARFT issues Film Production Licenses with an effective term of two years and application for extension of the term must be made to the SARFT before expiration of the term. A duly approved film producer may produce film(s), make copies of, distribute within China and export film(s) produced by it subject to relevant laws and regulations. In accordance with the PRC Copyright Law, effective on June 1, 1991 and latest amended on February 26, 2010, film producers own copyrights to the films produced by them, while playwrights, directors, cinematographers, lyricists, composers and other authors enjoy the right of authorship and is entitled to receive remuneration pursuant to the contract concluded with the producers. Authors of the film scripts, musical works and other works that are included in a film and that can be separately exploited are entitled to exercise their copyrights to such works independently.

        Under the Film Regulations and the Sino-foreign Cooperation Regulation, no organizations or individuals from abroad may independently make films within China, and cooperation between a PRC entity and a foreign entity in film production inside or outside China is subject to the approval of SARFT on a film-by-film basis. Only PRC producers with a Film Production License or a Film Production License (Single Film) may cooperate with foreign producers in the film production. Sino-foreign cooperation in film production include the following models: (i) Joint Production whereby PRC and foreign parties jointly invest in and produce films, and share profits and risks; (ii) Co-production through synergy, whereby the investments are made by the foreign parties, the films are shot in China and the Chinese parties are responsible for providing equipments, services, facilities or other assistance for a fee; and (iii) Co-production through commission, whereby the PRC party is entrusted by a foreign party to shoot films in China. Approval by the SARFT will be evidenced by a License for Sino-foreign Cooperation in Film Production for Joint Production model or an approval certificate for the other two models. The License for Sino-foreign Cooperation in Film Production has an effective term of two years.

        Our affiliated consolidated entity Beijing Bona Film and Culture Communication Co., Ltd. holds a Film Production License with an effective term of two years that ends on March 24, 2012. Our affiliated consolidated entities have also obtained a Film Production Licenses (Single Film) and/or Licenses for Sino-foreign Cooperation in Film Production for films they produced or are producing.

Regulations on Film Exhibition

        Pursuant to the Film Regulations, the establishment of a film exhibitor is subject to the approval of the local film administration authority at the county or municipal level and a Film Exhibition License will be issued to the successful applicant. The Film Exhibition License is subject to annual inspection of the issuing authority. Exhibition of digital films further requires a Certificate for Technical Qualification of Exhibition Equipment of Digital Films. Movie theaters operated by our affiliated consolidated affiliates are equipped to display both non-digital films and digital films, and have obtained Film Exhibition Licenses. However, they have not yet obtained the requisite Certificate for Technical Qualification of Digital Film Exhibition Equipment to exhibit digital films. Based on verbal consultations with the SARFT, we understand that the SARFT is not enforcing the regulation, is not requiring movie theaters to obtain a Certificate for Technical Qualification of Digital Film Exhibition Equipment for the exhibition of digital films and had not issued and is not currently issuing such certificate to any movie theater. However, there can be no assurance that the SARFT will continue to permit movie theaters to exhibit digital films without the Certificate for Technical Qualification of Digital Film Exhibition Equipment or that our movie theaters would be able to obtain such certificate if so required by the SARFT.

        Movie theaters may not exhibit any film that has not received a License for Film Public Screening. Movie theaters are required to exhibit domestic films for at least two thirds of the total exhibition time every year.

Regulations on Film Import and Export

        Pursuant to the Film Regulations, import of foreign films can only be conducted by entities designated by the SARFT. Currently, China Film Group Film Import & Export Corporation is the only entity designated to import foreign films into China. Imported foreign films can only be distributed in China by the entities designated by the SARFT and currently China Film Group Film Distribution & Exhibition Corporation and Huaxia Film Distribution Co., Ltd. are the only two entities allowed to distribute imported foreign films. Where a film is to be imported for public exhibition, it shall be submitted to the film censorship authority for censorship prior to its import. For a film that is submitted to the film censorship authority for censorship, the importer of the film usually presents the customs authorities with the approval for temporary import issued by the SARFT.

        A film that has been imported on a temporary basis and passed the censorship and for which the License for Film Public Screening and approval for import have been issued, the film importer typically presents the approvals to customs authorities. Under Appendix 9 of Protocol on the Accession of the People's Republic of China to the World Trade Organization, China has agreed to import 20 box office sharing films for theatrical release each year, without prejudice to compliance with China's regulations on the administration of films. Chinese-language films produced by film producers established under laws of Hong Kong or Macau are not subject to the foreign film quota limitation, provided that 75% or more of the interests in the copyright of such films are owned by the film producers established under Hong Kong or Macau law and 50% or more of the members of the production team are Hong Kong or Macau citizens. Films that are produced by film producers established under Hong Kong law and meeting these requirements will not be subject to the quota restrictions imposed on the exhibition time between imported films and domestic films. However, such films are deemed to be foreign films for the purposes of import and distribution procedures.

        PRC film producers must receive a License for Film Public Screening to export films produced by themselves or jointly with foreign entities. Exhibition of domestic films in overseas film exhibitions and film festivals must be approved by the SARFT.

Scripts and Film Examination System

        Films are subject to examination and approval by the SARFT and/or its local counterparts.

        In accordance with Film Filing Provisions and circulars issued by the SARFT, film scripts and abstracts and films are subject to filing requirement and censorship. Film producers must file film abstracts of film scripts with the SARFT and/or its provincial counterparts before filming. Upon completion of production, film producers must apply for examination of such films by the SARFT and/or its local counterparts at provincial level. Importers must apply for the examination and approval of foreign films to be imported. Films passing the examination will be granted a License for Film Public Screening by the SARFT and may be distributed, exhibited, imported into or exported out of China. However, the SARFT may, under special circumstances, terminate distribution and exhibition of films which have received Licenses for Film Public Screening or require editing of such films first and terminate their distribution or exhibition after the required editing is rejected by the film copyright owners.

Regulations on Sales of Food and Beverage in Movie Theaters

        Sales of food and beverages to audiences in movie theaters must comply with laws and regulations regarding food hygiene and safety. Pursuant to the Food Safety Law of the PRC, which took effect from June 1, 2009, sale of food or beverages requires a Food Distribution Permit issued by the relevant administration for industry and commerce, and catering services require a Catering Service Permit issued by the relevant food and drug administration authorities. Companies having the Catering Service Permit are allowed to sell food and beverages made by them at their place of operation without the Food Distribution Permit. Before the Food Safety Law of the PRC took effect on June 1, 2009, sale of food and beverages and the provision of catering services required food hygiene permits issued by the relevant hygiene administration authorities. Companies which had obtained food hygiene permits for selling food and beverages or the provision of catering services prior to June 1, 2009 may continue to use such permits during their effective terms and are only required to obtain a Food Distribution Permit or Catering Service Permit upon expiration of the relevant food hygiene permits. Each of our movie theaters have obtained the relevant Food Distribution Permits for packaged foods, which will expire between September 15, 2012 and October 24, 2013. However, the permits obtained by these theaters do not cover unpackaged foods sold by such theaters. The laws and regulations governing the issuances of Food Distribution Permits for unpackaged foods are not specific to movie theaters and impose qualifications and requirements that movie theaters generally do not meet. We believe that movie theaters in China typically do not obtain Food Distribution Permits for unpackaged foods as an industry practice. However, there can no assurance that our movie theaters will not be deemed to be in violation of the Food Safety Law of the PRC by the relevant authorities. See "Risk Factors—Risks Relating to Our Business and Industry—Movie theaters in China are subject to a range of regulatory requirements, including regulations relating to advertising, hygiene and food licensing. Our movie theaters sell unpackaged foods without the requisite permits to do so. The failure of our movie theaters to comply with applicable regulations may subject us to fines and penalties, including the suspension of our movie theater operations."

Regulations on Television Program Production and Distribution

        Television program production and distribution businesses are mainly regulated by the Administrative Regulations on Radio and Television effective on September 1, 1999, the Administrative Regulations on the Production and Operation of Radio and Television Program effective on August 20, 2004, the Administrative Regulations on Content of Television Plays effective on July 1, 2010 which superseded and replaced the Administrative Regulations on the Examination of Television Plays effective on October 20, 2004 and its supplementary regulations effective on January 1, 2007. Pursuant to those regulations, television plays can only be produced by television stations at the municipal level or above and entities with either a Film Production License or a License for the Production and Operation of Radio and Television Program. Licenses for the Production and Operation of Radio and Television Program are issued to entities which meet requirements set forth in the Administrative Regulations on the Production and Operation of Radio and Television Program and pass the examination of the SARFT or its provincial counterparts. In addition to the Film Production License or the License for the Production and Operation of Radio and Television Program, the television play producers must obtain either a Multiple Television Play Production License or a Single Television Play Production License for the shooting and production of television plays. The Multiple Television Play Production License has an effective term of two years and may apply to all television plays produced by the holder during the effective term. The Single Television Play Production License only applies to a single television play and the producer must apply for another Single Television Play Production License for the shooting and production of another television play as indicated in such license.

        Under the Administrative Regulations on Content of Television Plays effective on July 1, 2010, a television play must be filed with and announced to the public by the SARFT or its provincial counterparts before it is shot or produced. Television plays are subject to censorship by the SARFT or its provincial counterparts, which will issue Television Play Distribution Licenses for television plays passing their censorships. No television play may be distributed or broadcasted without the Television Play Distribution License. However, the SARFT may, under certain circumstances, based on the public interest, terminate distribution and exhibition of television plays which have received Television Play Distribution Licenses or require editing of such television plays. The content of the television series based on Bodyguards and Assassins has been submitted for review to the Zhejiang branch of the SARFT and has been publicly announced by the SARFT. Zhejiang Bona is in the process of preparing for shooting and will apply for a Single Television Play Production License once preparation for shooting is completed.

        Foreign investments in television program production companies are prohibited; foreign investments in television program production projects are restricted, and such investments may only take the form of Sino-foreign cooperation.

Regulations on Talent Agencies

        Performance talent agency industry is mainly regulated by the Administrative Regulation on the Commercial Performances effective on September 1, 2005 and latest amended on July 22, 2008, and its implementation rules latest amended on September 3, 2009 and effective on October 1, 2009, the Administrative Measures for Brokers effective on August 28, 2004, and other regulations issued based on the foregoing regulations. Pursuant to those regulations, a brokerage company, including talent agency, shall specify the method and category of brokerage business conducted by it in its business license and file relevant information of the brokers engaged or dismissed by it with the local administration for industry and commerce. In addition, talent agencies engaged in (i) organization, production or market promotion of commercial performance, which term refers to the on-site art performance for the public for the purpose of making profits, (ii) intermediation, agency or brokerage for commercial performance, or (iii) entering into agency contracts with, agency for or promotion of artists must obtain a Commercial Performance License from the competent culture authorities at provincial level, and must have at least three full-time performance brokers. Our affiliated consolidated entity Beijing Bona Film and Culture Communication Co., Ltd. has obtained a Commercial Performance License with an effective term until December 31, 2011. Beijing Bona Film and Culture Communication Co., Ltd., Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd. and Beijing Bona Meitao Culture and Media Co., Ltd. have also filed the agency certificates and other information for the relevant brokers with the local administration for industry and commerce. Zhejiang Bona Film and Television Production Co., Ltd., Beijing Bona Xingyi Culture Agency Co., Ltd., and Beijing Bona Meitao Culture and Media Co., Ltd., have not obtained Commercial Performance Licenses, as their representations of artists are not in connection with on-site art performances for the public, although there is uncertainty as to whether such license is required.

        Foreign investments in performance talent agencies are restricted under PRC law and may only take the form of Sino-foreign joint ventures in which Chinese parties should maintain a controlling stake.

Regulations on the Advertising

  Business license for advertising companies

        The State Administration for Industry and Commerce, the SAIC, is responsible for the supervision and regulation of advertising activities. The Advertising Law adopted by the Tenth Session of the Standing Committee of the Eighth National People's Congress which became effective on February 1, 1995, the Regulations on the Administration of Advertisements promulgated by the State Council in

October 1987 and Rules for the Implementation of the Regulations on the Administration of Advertisements issued by the SAIC in November 2004 outline the regulatory framework of the advertising industry. Pursuant to these regulations, companies engaged in advertising activities must obtain from the SAIC or its local counterparts a business license which specifically includes advertising services within its business scope.

  Advertising content

        PRC advertising laws, rules and regulations set forth certain requirements on the content of advertisements in China. The content of an advertisement is subject to the following restrictions:

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  national flag, national emblem and national anthem of the PRC cannot be shown or played in the advertisement;

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  advertisement cannot be made in the names of governmental authorities or government officials;

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  words such as "state level," "the highest" or "the best" and the like cannot be used in the advertisement;

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  advertisement cannot contain anything that would be harmful to social stability, personal and property safety and social public interests;

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  advertisement cannot contain anything that would jeopardize social and public order and violate good social convention;

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  advertisement cannot have content that is obscene, superstitious, terrorizing, violent or evil;

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  advertisement cannot have content that is discriminative against nationalities, races, religions and gender;

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  advertisement cannot have content that is contrary to the protection of the environment or natural resources; and

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  advertisement cannot have other content that is forbidden by laws and administrative decrees.

        Advertisements for special drugs like anesthetic, psychotropic, toxic or radioactive drugs are prohibited. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceutical products, medical procedures, foods, alcohol, tobacco, and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical procedures, agrochemicals and veterinary pharmaceuticals, together with any other advertisements which are subject to censorship by administrative authorities in accordance with relevant laws or regulations, are subject to content censorship by relevant regulatory authorities prior to dissemination.

        Advertisers, advertising operators, including advertising agencies, and advertising disseminators are liable for the truthfulness of the content of the advertisements. Under the applicable laws and regulations, advertising operators and advertising disseminators must review and examine the supporting documents for advertisements provided by advertisers and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to publishing advertisements that are subject to government censorship and approval, advertising disseminators are obligated to verify that such censorship has been performed and the approval has been obtained.

        Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement to correct the misleading information. In circumstances of severe violations, the SAIC or its local counterparts may cease their advertising business to rectify, or revoke violators' licenses or permits for their advertising business operations and they may be subject to criminal prosecution if their activities constitute a crime. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties in the course of their advertising business.

  Foreign investments in advertising

        Under the Administrative Provisions on Foreign Investment in the Advertising Enterprises latest amended on August 22, 2008 and effective on October 1, 2008, foreign investors can invest in PRC advertising industry either through wholly owned enterprises or joint ventures with Chinese parties. However, to invest in the advertising industry, foreign investors, if investing with Chinese partners, must (1) be engaged in advertising business, (2) have been operating for at least two years, and (3) have a track record of advertising business, and if investing by itself or with other foreign investors, must have at least three years of operation and have advertising as their core business.

  Advertising relating to film industry

        Currently only few regulations have been issued specifically for the administration and regulation of pre-screening advertising, including the Circular on Strengthening of Administration of Pre-screening Advertising effective on June 25, 2004 and the Circular on Further Regulation of Pre-screening Advertising effective on February 10, 2009. Pursuant to those regulations, consent of the copyright owner of the film is needed for placing pre-screening advertisements before the screening of the relevant film; no entities including film distributors and exhibitors can delete or replace any pre-screening advertisement without consent of the relevant film copyright owner. In addition, pre-screening advertisements shall be displayed before the License for Public Screening of Films and the screening time as stated in the tickets. Violation of those regulations may result in public condemnation or, in case of serious violation, suspension of supply of films or suspension of exhibition.

Regulations on Foreign Investment in Film-related Enterprises

        Foreign investment in film companies is restricted or prohibited under PRC law. Pursuant to Certain Opinions on Foreign Investment in Culture Industry which became effective on July 6, 2005, the Catalogue for the Guidance of Foreign Investment Industries (Amended in 2007), the Interim Provisions on Foreign Investments in Cinemas effective on January 1, 2004 and its two supplementary regulations, the Supplementary Regulation to the Film Enterprise Qualification Provisions, foreign investors are prohibited from holding any equity interest in any PRC film production company, distribution company or theater circuit; foreign investments in movie production projects are restricted, and such investments may only take the form of Sino-foreign cooperative joint ventures; foreign investors may not hold more than 49% of the equity interests in any PRC movie theater company. Notwithstanding the foregoing, "Hong Kong or Macau service providers" are allowed to set up wholly foreign owned enterprises engaged in film distribution or exhibition. "Hong Kong or Macau service providers" refer to Hong Kong or Macau citizens or entities incorporated under Hong Kong or Macau law and having similar business operations in Hong Kong or Macau as the business that they intend to conduct in China.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

        The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, issued by the SAFE and effective on November 1, 2005, regulates the foreign exchange matters in relation to the use of a "special purpose vehicle" by PRC residents to seek offshore equity financing and conduct a "round trip investment" in China. Under Circular 75, a "special purpose vehicle" refers to an offshore entity directly established or indirectly controlled by PRC resident natural or legal persons ("PRC residents") for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies, while "round trip investment" refers to the direct investment in China by such PRC residents through the "special purpose vehicles," including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 requires that, before establishing or controlling a "special purpose vehicle", PRC residents and PRC entities are required to complete a foreign exchange registration with the competent local branches of the SAFE for their overseas investments. After the completion of a round-trip investment or the overseas equity financing, the PRC residents are required to go through foreign exchange registration alteration formalities of overseas investment in respect of net assets of special purpose vehicles that such PRC residents hold and the variation thereof.

        In addition, an amendment to the registration is required if there is a material change in the "special purpose vehicle," such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject the relevant PRC residents to penalties under PRC foreign exchange administration regulations.

        We conduct businesses in China primarily through our PRC affiliated consolidated entities. We enter into contractual arrangements with our PRC affiliated consolidated entities and their respective shareholders including Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang, who are PRC residents and also shareholders of our company. Mr. Dong Yu and Mr. Hai Yu, have registered, and Mr. Zhong Jiang is in the process of registering, with the local SAFE branch for the foreign exchange registrations of overseas investments. Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang are expected to amend the registrations to reflect recent developments of our company and our PRC subsidiary. They are required to amend the foreign exchange registration again after this offering in accordance with Circular 75. However, we cannot assure you that Mr. Dong Yu, Mr. Hai Yu and Mr. Zhong Jiang can successfully, amend their foreign exchange registrations with the Beijing office of the SAFE in full compliance with Circular 75 after this offering.

Regulations on Employee Stock Option Granted by Offshore Listed Companies

        The Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies, or Circular 78, regulate the foreign exchange matters associated with the employee stock option plans granted to PRC individuals by companies whose shares are listed on overseas stock exchanges. Domestic individuals who are granted shares or share options by companies listed on overseas stock exchanges based on the company's employee share option or share incentive plan are required to register with the SAFE or its local counterparts. Pursuant to Circular 78, PRC individuals participating in the employee stock option plans of the overseas listed companies must entrust a domestic agent, which can be a subsidiary of the overseas listed company in China to handle various foreign exchange matters associated with their employee stock options plans. The PRC agents or employers must, on behalf of the domestic individuals who have the right to exercise the employee stock options, apply annually to the SAFE or its local competent branches for a quota for the conversion and/or payment of foreign currencies in connection with the domestic individuals' exercise of the employee stock options. The foreign exchange proceeds received by the domestic individuals from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents.

        Our board of directors and shareholders adopted our 2009 share incentive plan on June 1, 2009 and our 2010 share incentive plan on June 1, 2010. Pursuant to these plans, we may issue employee stock options to our qualified employees and directors on a regular basis. As required under Circular 75, Mr. Dong Yu and Mr. Hai Yu will amend and Mr. Zhong Jiang is in the process of registering, their SAFE registration to reflect that approximately 6.5% of the share capital of our company has been reserved for employee stock options and service incentive shares. As of the date hereof, we have granted employee stock options under our 2009 and 2010 share incentive plans. After this offering, we plan to advise our employees and directors participating in our share incentive plans to handle foreign exchange matters in accordance with Circular 78. However, we cannot assure that the stock options holders can successfully complete the registration with the SAFE in full compliance with Circular 78. The failure of our stock options holders to complete their SAFE registration pursuant to Circular 78 and other SAFE requirements may subject these PRC individuals to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary's ability to distribute dividends to us or otherwise materially adversely affect our business.

        Further, in 2005 and 2006, the Ministry of Finance and the State Administration of Taxation jointly issued notices concerning the individual income tax on earnings from employee stock options. The notice requires PRC companies that implement employee share option programs in the PRC, under which the shares issuable are the shares of listed companies (domestic or overseas) to (i) file the employee share option plans and other relevant documents to the local taxation departments having jurisdiction over them before implementation of such employee share option plans; and (ii) file share option exercise notices and other relevant documents with the local taxation departments having jurisdiction over them before exercise by the employees of the share options. To comply with the requirement, we will file our 2009 share incentive plan and 2010 share incentive plan with Beijing Local Taxation Bureau.

M&A Regulations and Overseas Listings

        On August 8, 2006, six PRC regulatory authorities, including the CSRC, promulgated the 2006 M&A Rules, which were later amended on June 22, 2009. Pursuant to the 2006 M&A Rules, an offshore special purpose vehicle, or SPV, refers to an overseas company controlled directly or indirectly by PRC domestic companies or individuals for purposes of overseas listing of equity interests in domestic companies (defined as enterprises in the PRC other than foreign-invested enterprises). If an SPV purchases, for the purpose of overseas listing, equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV, then the overseas listing by the SPV must obtain the approval of the CSRC. However, it remains unclear whether the 2006 M&A Rules and the requirement of the CSRC approval apply to the listing of our company. Up to the date of this prospectus, the CSRC has not issued any rules or written interpretation clarifying whether offerings like ours under this prospectus are subject to this new procedure.

        Our PRC counsel, Han Kun Law Offices, has advised us that the 2006 M&A Rules do not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market, given that:

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  the CSRC approval requirement applies to SPVs that acquired equity interests of any PRC company that are held by PRC companies or individuals controlling such SPV and seek overseas listing; and

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  our PRC operating subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition by our company of the equity interest or assets of any "domestic company" as defined under the 2006 M&A Rules, and no provision in the 2006 M&A Rules classifies the contractual arrangements between our company, our PRC operating subsidiary and any of the affiliated consolidated entities as a type of acquisition transaction falling under the 2006 M&A Rules.

Regulations on Foreign Currency Exchange

        Pursuant to applicable PRC regulations on foreign currency exchange, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad into the PRC, or deposit these payments abroad subject to compliance with the requirement as promulgated by the SAFE. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the SAFE, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the SAFE, unless otherwise provided.

        In addition, another notice issued by the SAFE, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

Regulations on Dividend Distribution

        Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate to reserve funds and staff incentive and welfare funds. Wholly foreign-owned enterprises shall contribute at least 10% of their respective accumulated profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. As for staff incentive and welfare funds, the contribution percentage is to be decided by the foreign-owned enterprise on its own discretion. These reserves are not distributable as cash dividends.

Regulations Regarding the Enterprise Income Tax and Dividend Withholding Tax

        The EIT Law, effective on January 1, 2008, imposes a uniform enterprise income tax at the rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law and a notice issued by the PRC State Council on transition preferential policies, commencing January 1, 2008, (i) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential policies of lower taxation will undergo a gradual transition to statutory tax rates within five years; and (ii) those enterprises that were established before March 16, 2007 and were formerly entitled to preferential income tax reductions such as "two-years exempt and three-years halved" and "five-years exempt and five-years halved" shall continue to enjoy such preferential policies as stipulated in the former taxation laws, administrative regulations and relevant documents until the completion of the lifetime of said policies, provided however that for those enterprises not profitable enough to enjoy the said tax preferences, the preference time limits shall commence from 2008.

        Pursuant to the EIT Law and its implementation rules, an enterprise established outside of China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes. The term "de facto management body" is defined as the management body that exercises substantial and comprehensive control and overall management over the business, productions, personnel, finance and properties of an enterprise. Pursuant to a circular issued by the

State Administration of Taxation, a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management bodies" located within China if the following requirements are satisfied: (i) the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC; (ii) its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in the PRC; and (iv) more than half of the enterprise's directors or senior management with voting rights frequently reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, it is believed that the determining criteria set forth in the circular may reflect the State Administration of Taxation's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. However, it remains uncertain how tax authorities will determine tax residency based on the facts of each case, given that the EIT Law is relatively new and ambiguous in terms of some definitions, requirements and detailed procedures.

        Furthermore, the EIT Law and its implementation rules provide that the "non-resident enterprises" are subject to the enterprise income tax rate of 10% on their income sourced from China, if such "non-resident enterprises" (i) do not have establishments or premises of business in China or (ii) have establishments or premises of business in China, but the relevant income does not have actual connection with their establishments or premises of business in China. Such income tax may be exempted or reduced by the PRC State Council or pursuant to a tax treaty with China that provides for a different withholding agreement between China and the jurisdictions in which the non-resident enterprise reside. The Cayman Islands, where we are incorporated, does not have such tax treaty with China.

        Moreover, non-resident individual investors may be required to pay PRC individual income tax at a rate of 20% on interests or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the PRC Individual Income Tax Law, or IIT Law, "non-resident individual" refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, taxable income is the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered a PRC "resident enterprise" and the relevant competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such gains earned by non-resident individuals may also be subject to PRC withholding tax at a rate of 20%.

        If the PRC tax authorities determine that our Cayman Islands holding company is a "resident enterprise" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow: (i) we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; (ii) a 10% withholding tax may be imposed on dividends we pay to our shareholders who are non-resident enterprises and gains derived by them from transferring our shares or ADSs, if such income is considered as PRC-sourced income by relevant PRC authorities; and (iii) a potential 20% withholding tax may be imposed on dividends we pay to our shareholders who are non-resident individuals and gains derived by them from transferring our shares or ADSs, if such income is considered as PRC-sourced income by relevant PRC authorities.

 MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Dong Yu	39	Chairman of the board of directors and chief executive officer
Nansun Shi	59	Director
David Su	39	Director
Hai Yu	53	Director
Tim T. Gong	46	Director
Glen Sun	37	Director
Jeffrey Chan	51	Director, chief operating officer
Zhong Jiang	42	Independent director
Daqing Dave Qi	46	Independent director
Liang Xu	35	Chief financial officer
Hao Zhang	45	General manager, domestic distribution

        Dong Yu is the founder, chairman and chief executive officer of our company. Mr. Yu has over 15 years of experience in film distribution and received numerous recognitions such as "The Most Influential Asian Film Producer" by The Hollywood Reporter in November 2006 and "Outstanding Figure of the Year in Chinese Creative Enterprises" by Chinese Creative Enterprises in 2008. Before he founded our predecessor company in 2000, Mr. Yu held positions at China Film Group Corporation from 1999 to 2000 and at Beijing Film Studio from 1994 to 1999. Mr. Yu is also the vice president of the Youth Film Participant Committee of the China Film Association, a standing director of the China Film Producer Association and a director of the China Film Distribution and Exhibition Association. Mr. Yu received his bachelor's degree in film management from the Beijing Film Academy and his MBA degree from Cheung Kong Graduate School of Business. Dong Yu is the brother of our director, Mr. Hai Yu.

        Nansun Shi has been a director of our company since 2006. Ms. Shi has over 30 years of experience in the film and media industries, including founding Film Workshop Co. Ltd., and producing or co-producing numerous Hong Kong movies, including as the executive producer of Infernal Affairs (which was remade into the Hollywood film, The Departed) and most recently, Detective Dee and the Mystery of the Phantom Flame (which is in competition in the 2010 Venice Film Festival). In addition, Ms. Shi has held senior positions in several entertainment and media companies in Hong Kong, including at the CIM Group from 1991 to 1996, where her responsibilities included the establishment of joint ventures in the PRC and the launch of Chinese Television Network Inc. in 1994. Ms. Shi received her bachelor's degree in Statistics and Computing from the Polytechnic of North London.

        David Su has been a director of our company since 2009. Mr. Su has been a managing partner at Matrix Partners China since 2008. From 2007 to 2008 he was a partner at KPCB China and from 2003 to 2008 the general partner and managing director at TDF Capital, Venture TDF China, where he was an investments director from 2000 to 2002. Mr. Su received his bachelor's in Applied Science and Computer Engineering from Nanyang Technological University in Singapore.

        Hai Yu has been a director of our company since 2007 and has been in charge of managing parts of domestic film distribution operations since 2000, including at our predecessor company. Prior to joining us in 1999, Mr. Yu worked in the sales division of the Beijing Light Automotive Co. Ltd. for over fifteen years. Mr. Yu holds an industrial accounting degree from the Beijing Broadcasting and Television University. Mr. Yu is the brother of Mr. Dong Yu, our chairman and chief executive officer.

        Tim T. Gong has served as our director since 2007. Mr. Gong joined SIG China Investments One, Ltd. in January 2006 and now leads a group that invests in companies operating mainly in China. Mr. Gong has over a decade of experience in terms of managing and overseeing the management and development of various companies. Prior to joining SIG China Investment One, Ltd., Mr. Gong was a managing partner of PreIPO Capital from 2003 to 2005, serving as a merchant banker and angel investor for many start-ups. From 1999 to 2002, Mr. Gong founded and served as the president of Hotvoice Communications International, a Silicon Valley venture capital backed company that was considered to be an early runner in VoIP, IM and UMS technologies. From 1996 to 1999, he was the general manager of StarCom Products Inc. and also served as a senior management consultant for UT StarCom. Mr. Gong received a bachelor's degree in applied physics from Shanghai Jiao Tong University in 1984 and a Ph.D. in electrical engineering from Princeton University in 1991.

        Glen Sun has been a director of our company since 2007. Mr. Sun is a vice president of Sequoia Capital China. Prior to joining Sequoia Capital China in 2006, Mr. Sun worked at General Atlantic, a global growth equity firm, focusing on IT related growth stage investment in China. He also worked as a management consultant at the Monitor Group in Hong Kong. Mr. Sun has a BA in Applied Mathematics from Harvard College, an MBA from the Harvard Business School, and a J.D. from Harvard Law School.

        Jeffrey Chan has been our chief operating officer since 2008 and our director since 2009. Mr. Chan has over 20 years of experience in the film distribution and entertainment industry. Before joining our company, Mr. Chan served as the distribution and sales manager of Media Asia Holdings Limited from 2002 to 2007, a vice president in charge of media, content strategy and special projects of PCCW/Cable & Wireless Ltd. from 1999 to 2002 and a program controller at Asia Television Limited from 1993 to 1999. Mr. Chan holds a bachelor's degree in philosophy from the Chinese University of Hong Kong, a master's degree in philosophy from the University of Tasmania, Australia, a master's degree in electronic commerce and internet technology from the University of Hong Kong and an MBA degree from the University of Hong Kong.

        Zhong Jiang has been our independent director since December 2010. Mr. Jiang has been a general manager at Hengji Jintai Real Estate Brokerage Co., Ltd., a subsidiary of Vantage Holdings Group, a provider of real estate marketing and brokerage services, since 2008, where his responsibilities include the development of projects. Mr. Jiang was an assistant general manager at Beijing Wanjing Real Estate Brokerage Co., Ltd., a real estate development company, from 2006 to 2008 and a general manager at Beijing Shiji Hengfeng Decoration Co., Ltd, a company engaged in the building decorative works business, from 2004 to 2006. Mr. Jiang received his executive MBA degree from Cheung Kong Graduate School of Business.

        Daqing Dave Qi has been our independent director since December 2010. Dr. Qi is a professor of accounting and associate dean of the Cheung Kong Graduate School of Business, where he has taught since 2002. From 1996 until 2002, Dr. Qi was an associate professor in the School of Accountancy at the Chinese University of Hong Kong. Dr. Qi also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies, including the PRC Ministry of Information Industries, the Shanghai Municipal Government, China Mobile, China Unicom, China Telecom, China Netcom, Nokia and Ericsson. Dr. Qi also serves as a director of Daqo New Energy Corp., a New York Stock Exchange-listed company, Focus Media Holdings Limited, a Nasdaq-listed company, AutoNavi Holdings Limited, a Nasdaq-listed company, Sohu.com, a Nasdaq-listed company, Honghua Group Limited, a company listed on the Hong Kong Stock Exchange, SinoMedia Holding Limited, a company listed on the Hong Kong Stock Exchange, Huiyuan Juice Group Limited, a company listed on the Hong Kong Stock Exchange, China Vanke Co., Ltd, a company listed on the Shenzhen Stock Exchange and Focus Technology, a company listed on the Shenzhen Stock Exchange. Dr. Qi received his B.S. degree in biophysics and his B.A. degree in journalism from Fudan University, his MBA degree from the University of Hawaii Manoa with a concentration in accounting and finance and his Ph.D. degree in accounting from the Eli Broad Graduate School of Management of Michigan State University.

        Liang Xu has served as our chief financial officer since June 2010. Prior to joining us, he had served as the chief financial officer for China Digital TV Holding Co., Ltd., a New York Stock Exchange-listed company, from 2006 to 2010 and also as an executive vice president of that company from 2009 to 2010. Mr. Xu was an investment professional at CDH Venture Partners from 2005 to 2006. He was at Intel (China) Ltd. from 2003 to 2005, where he was a senior financial analyst and then strategic program manager. Mr. Xu has also held a variety of sales and marketing positions in his earlier career. Mr. Xu holds a bachelor of economics degree in business administration and a bachelor of arts degree in English from Tsinghua University with highest distinction and an MBA degree from the Harvard Business School.

        Hao Zhang has been the general manager of our domestic distribution business since 2009. From 2005 to 2009, Mr. Zhang was the executive deputy manager of our domestic distribution business. From 1987 until joining our company, Mr. Zhang served in a number of positions in distribution and film operations at the Xi'an Film Corporation and as vice general manager at the Xi'an Chang'an Cinema Chain. From 1982 through 1986, Mr. Zhang served in the air force of the People's Liberation Army.

Employment Agreement

        We intend to enter into an employment agreement with each of our executive officers. We may terminate an executive officer's employment for cause, at any time, without notice or remuneration, for certain acts of the officer including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. We may terminate employment at any time without cause upon one-month advance written notice to the executive. The executive may resign at any time if such resignation is approved by the board or an alternative arrangement with respect to the employment is agreed by the board.

        Each executive officer has agreed to hold, both during and after the termination of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or as compelled by law, any of our or our customers' confidential information or trade secrets. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

        Each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for two years following the termination of such employment agreement. Specifically, each executive officer has agreed not to (1) assume employment with or provide services as a director for any of our competitors who operate in a restricted area; (2) approach clients, customers or contacts of our company; or (3) seek directly or indirectly, to solicit the services of any of our employees.

Indemnification Agreements

        Upon the completion of this offering, we intend to enter into indemnification agreements with each of our directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to these indemnification agreements, we have been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

Board of Directors

        Our board of directors currently consists of nine directors. Our amended and restated shareholders' agreement, which we entered into in July 2009, provides that two of our directors are to be designated by holders of our Series A preferred shares, with one director to be designated by SIG China Investment One, Ltd. so long as it holds 10% or more of the Series A preferred shares or securities converted or exchanged from Series A preferred shares and one director to be designated by the Sequoia Funds so long as they hold 10% or more of the Series A preferred shares or securities converted or exchanged from Series A preferred shares. One of our directors is to be designated by the Matrix Partners China Funds so long as they hold 5% or more of the Series B preferred shares or securities converted or exchanged from Series B preferred shares. Four of our directors are to be designated by holders of the majority of our ordinary shares. The board nomination and representation rights held by the preferred shareholders will terminate upon the completion of this offering. Under our second amended and restated memorandum and articles of association that will come into effect upon the completion of this offering, our board of directors will consist of at least two directors. Our directors will be elected by the holders of ordinary shares, which will include current holders of our Series A preferred shares and Series B preferred shares, both of which will be automatically converted into our ordinary shares upon completion of this offering.

        A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

Committees of the Board of Directors

        We have three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We intend to adopt a charter for each of the three committees prior to the effectiveness of the registration statement that includes this prospectus. Rule 5615(a)(3) of the Nasdaq Listing Rules permits foreign private issuers such as our company to follow "home country practice" with respect to certain corporate governance matters. As a result, we follow the corporate governance practice in our home country, the Cayman Islands, in respect of the oversight of our executive officer compensation and director nominations matters. As our home country practice does not require independent director oversight of executive officer compensation and director nominations matters, our compensation committee and corporate governance and nomination committees are not comprised solely of independent directors. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee consists of Daqing Dave Qi, Zhong Jiang and David Su. Our board of directors has determined that each of Daqing Dave Qi and Zhong Jiang satisfies the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. Daqing Dave Qi is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

  •
  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting separately and periodically with management and the independent auditors; and

  •
  reporting regularly to our board of directors.

        Compensation Committee.    Our compensation committee consists of Tim T. Gong, Glen Sun and Zhong Jiang. Our board of directors has determined that Zhong Jiang satisfies the "independence" requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Tim T. Gong is the chairman of our compensation committee. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our founder, chairman and chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

  •
  reviewing and recommending to the board with respect to the total compensation package for our three most senior executives;

  •
  approving and overseeing the total compensation package for our executives other than the three most senior executives;

  •
  reviewing and recommending to the board with respect to the compensation of our directors; and

  •
  reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

        Corporate Governance and Nominating Committee.    Our corporate and nominating committee consists of Dong Yu, Nansun Shi and David Su. Dong Yu is the chairman of our corporate governance and nominating committee. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

  •
  selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

  •
  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

  •
  selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

  •
  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

        Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

        The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;

  •
  declaring dividends and other distributions;

  •
  appointing officers and determining the term of office of officers;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company; and

  •
  approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

        Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Compensation of Directors and Executive Officers

        For the year ended December 31, 2009, we paid an aggregate of approximately RMB732,000 (US$108,000) in cash to our executive officers. We did not pay our directors any cash compensation in 2009.

Share Incentive Plans

        In each of June 2009 and June 2010, we adopted the 2009 share incentive plan and 2010 share incentive plan, respectively, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The share incentive plans provide for the grant of option, restricted shares, and restricted share units, collectively referred to as "awards." Our board of directors has authorized the issuance of up to 209,163 and 5,410,650 ordinary shares upon exercise of awards granted under the 2009 share incentive plan and 2010 share incentive plan, respectively.

        Plan Administration.    The compensation committee of our board of directors, or before the compensation committee is established, our board of directors, will administer the share incentive plan.

The compensation committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted, the terms and conditions of each award grant.

        Award Agreements.    Awards granted under the share incentive plans are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event of the grantee's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

        Transfer Restrictions.    The right of a grantee in an award granted under the share incentive plans may not be transferred in any manner by the grantee other than as permitted by the administrator of the plan or by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

        Option Exercise.    The term of options granted under the share incentive plans may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

        Acceleration upon a Change of Control.    If a change of control of our company occurs, the award agreement may provide for acceleration of the vesting of the awards pursuant to the agreement. Our compensation committee or our board of directors may (A) cancel the awards for fair market value, (B) provide for issuance of substitute awards or (C) provide that for at least 15 days prior to the change of control the awards shall be exercisable as to all shares subject thereto and such awards shall terminate after the change of control.

        Termination and Amendment.    Unless terminated earlier, the share incentive plans will expire after ten years. Our board of directors has the authority to amend or terminate the share incentive plan subject to shareholder approval to the extent necessary to comply with applicable law.

        Our board of directors has only granted options to participants in the share incentive plans. As of September 30, 2010, there were 1,184,039 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$4.77 per share, and there were 435,774 ordinary shares available for future issuance upon the exercise of future grants under the share incentive plans. The following table summarizes options granted to our directors and executive officers and other individuals as a group to date, without giving effect to options that were exercised or terminated.

Name	Options or Restricted Shares Awarded	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Dong Yu	165,841	US$3.36 to US$6.31	June 1, 2009 and June 1, 2010	May 31, 2019 and 2020
Liang Xu	*	US$6.31	June 1, 2010	May 31, 2020
Hao Zhang	*	US$3.44	June 1, 2010	June 1, 2020
Other employees	*	US$3.36	June 1, 2009	May 31, 2019
Other employees	1,018,198	US$3.44 to US$6.31	June 1, 2010	May 31, 2020
Total	1,184,039

*
Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this prospectus by the following, assuming the conversion of all preferred shares to ordinary shares at a conversion ratio of one Series A preferred share to approximately 1.8421 ordinary shares and one Series B preferred share to one ordinary share:

  •
  each of our directors and executive officers;

  •
  each person known to us to own beneficially more than 5% of our ordinary shares; and

  •
  each selling shareholder participating in this offering.

        The calculations in the table below assume there are 23,479,481 ordinary shares outstanding as of the date of this prospectus, including the conversion of all preferred shares to ordinary shares, and 29,349,481 ordinary shares outstanding immediately after the closing of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this date of this prospectus, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares Beneficially Owned Prior to This Offering		Ordinary shares Being Sold in This Offering		Shares Beneficially Owned After This Offering(1)
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Dong Yu(A)(2)	10,760,870	45.8	—	—	10,760,870	36.7
Nansun Shi	*	*	—	—	*	*
David Su(3)	2,327,025	9.9	—	—	2,327,025	7.9
Hai Yu	*	*	—	—	*	*
Tim T. Gong(4)	3,019,744	12.9	—	—	3,019,744	10.3
Glen Sun(5)	3,146,362	13.4	—	—	3,146,362	10.7
Jeffrey Chan(A)	455,922	1.9	—	—	455,922	1.6
Zhong Jiang	*	*	—	—	*	*
Daqing Dave Qi	*	*	—	—	*	*
Liang Xu	*	*	—	—	*	*
Hao Zhang	*	*	—	—	*	*
All Directors and Executive Officers as a Group	20,038,050	85.3	—	—	20,038,050	68.3
Principal Shareholders:
Skillgreat Limited(A)	11,164,378	47.5	—	—	11,164,378	38.0
Sequoia Funds(6)	3,146,362	13.4	—	—	3,146,362	10.7
SIG China Investment One, Ltd.(7)	3,019,744	12.9	—	—	3,019,744	10.3
Matrix Partners China Funds(8)	2,327,025	9.9	—	—	2,327,025	7.9

*
Less than 1%.
(A)
The selling shareholders, Skillgreat Limited and Jeffrey Chan, have granted to the underwriters an option to purchase up to 1,761,000 additional ADSs to cover over-allotments. If this option is exercised in full, (i) Skillgreat Limited will sell 1,109,156 ADSs and Jeffrey Chan will sell 651,844 ADSs and (ii) Dong Yu will thereafter beneficially own 10,206,292 ordinary shares or 34.8% of our ordinary shares, Skillgreat Limited will thereafter beneficially own 10,609,800 ordinary shares or 36.1% of our ordinary shares and Jeffrey Chan will thereafter own less than 1% of our ordinary shares.

(1)
Assumes no exercise of the underwriters' option to purchase additional ADSs as set forth on the cover page of this prospectus.
(2)
Includes ordinary shares held by Skillgreat Limited, a limited liability company organized under the laws of the British Virgin Islands and excludes 194,345 ordinary shares held by Skillgreat Limited for other shareholders and 209,163 shares held for participants of our 2009 share incentive plan. Skillgreat Limited is 100% owned by Mr. Dong Yu. The address of Skillgreat Limited. is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.
(3)
Includes 1,064,532, Series B-1 preferred shares, 1,103,957 Series B-2 preferred shares and 158,536 Series B-3 preferred shares held by the Matrix Partners China Funds. Mr. Su disclaims beneficial ownership of these shares except to the extent of any pecuniary interests therein.
(4)
Includes 1,596,256 Series A preferred shares and 79,268 Series B-3 preferred shares held by SIG China Investment One, Ltd. Mr. Gong disclaims beneficial ownership of these shares except to the extent of any pecuniary interests therein.
(5)
Includes 1,579,375 Series A preferred shares, 88,713 Series B-1 preferred shares, 69,001 Series B-2 preferred shares and 79,268 Series B-3 preferred shares held by the Sequoia Funds. Mr. Sun disclaims beneficial ownership of these shares except to the extent of any pecuniary interests therein.
(6)
Includes (i) Sequoia Capital China I L.P., which holds 1,243,919 Series A preferred shares, 69,869 Series B-1 preferred shares, 54,344 Series B-2 preferred shares and 62,431 Series B-3 preferred shares; (ii) Sequoia Capital China Partners Fund I L.P., which holds 142,931 Series A preferred shares, 8,031 Series B-1 preferred shares, 6,244 Series B-2 preferred shares and 7,174 Series B-3 preferred shares; and (iii) Sequoia Capital China Principals Fund I L.P. which holds 192,525 Series A preferred shares, 10,813 Series B-1 preferred shares, 8,413 Series B-2 preferred shares and 9,663 Series B-3 preferred shares. The general partner of the Sequoia Funds is Sequoia Capital China Management I, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of the Sequoia Funds is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(7)
Consists of 1,596,256 Series A preferred shares and 79,268 Series B-3 preferred shares. SIG Asia Investment, LLLP, the investment manager of SIG China Investments One, Ltd (SIG), has discretionary authority to vote and dispose of the shares held by SIG. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, may also be deemed to have investment discretion over the shares held by SIG. Mr. Dantchik disclaims any such investment discretion or beneficial ownership with respect to the shares held by SIG. The registered address of SIG China Investments One, Ltd is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(8)
Includes (i) Matrix Partners China I L.P., which holds 966,594 Series B-1 preferred shares, 1,002,388 Series B-2 preferred shares and 143,951 Series B-3 preferred shares; and (ii) Matrix Partners China I-A L.P., which holds 97,938 Series B-1 preferred shares, 101,569 Series B-2 preferred shares and 14,585 Series B-3 preferred shares. The general partner of the Matrix Partners China Funds is Matrix China Management I, L.P. whose general partner is Matrix China I GP GP, Ltd. The address of the Matrix Partners China Funds is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        One of our shareholders, SIG China Investments One, Ltd., has informed us that it is affiliated with registered broker-dealers. SIG China Investments One, Ltd. was not affiliated or otherwise related to us prior to its purchase of our Series A preferred shares. It purchased our Series A preferred shares directly from us in the ordinary course of business and at the time of the purchase, SIG China Investments One, Ltd. had no agreements or understandings, directly or indirectly, with any person to distribute Series A preferred shares.

        As of the date of this prospectus, no ordinary shares were held of record by U.S. residents, a total of 1,596,256 Series A preferred shares and 79,268 Series B preferred shares, or 3,019,744 ordinary shares, assuming the conversion of such Series A and Series B preferred shares, were held of record by one U.S. resident, representing approximately 12.9% of our total outstanding shares.

        None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 RELATED PARTY TRANSACTIONS

Transactions Related to Our Corporate Structure

        To comply with the applicable PRC laws, rules and regulations, we conduct our operations in China through contractual arrangements between our wholly owned PRC subsidiary, Bona New World, and our affiliated consolidated entities. See "Our Corporate Structure—Contractual Arrangements."

Private Placements

Issuances of Ordinary Shares

        On December 13, 2006, we issued 6 ordinary shares to Ms. Nansun Shi upon the establishment of our company in the British Virgin Islands.

        In July 2007, we issued 5,828,119, 140,625, 187,500 and 93,750 ordinary shares to Mr. Dong Yu, Mr. Hai Yu, Ms. Nansun Shi and Mr. Huang Hsin-Mao respectively, for no consideration as a result of recapitalization from capital reserve.

        In June 2009, we issued 2,609,269 ordinary shares at par value of US$0.0005 per share to Mr. Dong Yu. In addition, we issued an aggregate of 194,345 ordinary shares for the benefit of other shareholders. These shares are held by Skillgreat Limited.

        In July 2010, Jeffrey Chan purchased 317,072 of our ordinary shares at a price per share equal to the per-share price of our Series B-3 preferred shares.

Issuance and Sale of Series A Preferred Shares and Repurchase of Ordinary Shares

        In May 2007 and June 2007, we issued convertible notes in the aggregate principal amount of US$3,000,000 to SIG China Investment One, Ltd. and the Sequoia Funds under the terms of secured convertible note and warrant purchase agreements. In addition, we also issued warrants to purchase 87,888 Series A preferred shares at a purchase price of US$2.56 per share, which was adjusted to US$1.39 per share pursuant to the secured convertible note and warrant purchase agreements. In July 2007, all of the outstanding principal amount and accrued interest were converted and we issued 1,171,875 Series A preferred shares to SIG China Investment One, Ltd. and the Sequoia Funds as a result. In June 2009, all of the warrants were exercised and we issued 50,631 Series A preferred shares to SIG China Investment One, Ltd. and the Sequoia Funds as a result.

        In July 2007, in connection with the conversion of our convertible notes into Series A preferred shares, we issued an aggregate of 1,953,125 Series A preferred shares to SIG China Investment One, Ltd. and the Sequoia Funds for an aggregate consideration of US$5,000,000 under the terms a share purchase agreement. In addition, we repurchased 585,937 ordinary shares from Mr. Dong Yu for an aggregate consideration of US$1,500,000.

        The Series A preferred shares are convertible into our ordinary shares at any time and will be automatically converted into our ordinary shares immediately upon the completion of this offering. Each of our Series A preferred shares is convertible into approximately 1.8421 ordinary shares, subject to certain anti-dilution adjustments.

Issuance and Sale of Series B Preferred Shares and Repurchase of Ordinary Shares

        In July 2009, we issued an aggregate of 1,241,958 shares of Series B-1 preferred shares to Matrix Partners China Funds, the Sequoia Funds and SINA Hong Kong Limited for an aggregate consideration of US$3,500,000 and an aggregate of 1,655,939 shares of Series B-2 preferred shares to Matrix Partners China Funds, the Sequoia Funds, SINA Hong Kong Limited, Zero2IPOChina Fund II L.P. and Wayford Enterprises Limited for an aggregate consideration of US$6,000,000. In addition, we repurchased 1,241,958 ordinary shares from Mr. Dong Yu for an aggregate consideration of US$3,500,000.

        In July 2010, we issued a total of 792,680 Series B-3 preferred shares to Matrix Partners China Funds, the Sequoia Funds, SIG China Investment One, Ltd., Zero2IPOChina Fund II L.P., Wayford Enterprises Limited and Blooming Capital Limited for an aggregate consideration of US$5,000,000.

        The Series B preferred shares are convertible into our ordinary shares at any time and will be automatically converted into our ordinary shares immediately upon the completion of this offering. Each Series B preferred share is convertible into one ordinary share, subject to certain anti-dilution adjustments.

Share Exchange

        In November 2010, Bona Film Group Limited entered into a share exchange agreement with the then shareholders of Bona International Film Group, under the terms of which Bona Film Group Limited issued one preferred or ordinary share in exchange for every 16 of the respective preferred or ordinary shares that these shareholders held in Bona International Film Group Limited. As a result of the share exchange, Bona Film Group Limited became our ultimate holding company.

Shareholders' Agreement

        In connection with our Series A preferred shares private placement in July 2007, we and our shareholders entered into a shareholders' agreement, which was amended and restated in connection with our Series B preferred shares private placements in July 2009 and July 2010 and further amended and restated in November 2010 in connection with the 16 to 1 share exchange of preferred and ordinary shares of Bona International Film Group Limited for preferred and ordinary shares of our company.

        The amended and restated shareholders' agreement provides that our board of directors will be comprised of seven directors. Two of our directors are to be designated by holders of our Series A preferred shares, with one director to be designated by SIG China Investment One, Ltd. so long as it holds 10% or more of the Series A preferred shares or securities converted or exchanged from Series A preferred shares and one director to be designated by the Sequoia Funds so long as they hold 10% or more of the Series A preferred shares or securities converted or exchanged from Series A preferred shares. One of our directors is to be designated by the Matrix Partners China Funds so long as they hold 5% or more of the Series B preferred shares or securities converted or exchanged from Series B preferred shares. Four of our directors are to be designated by holders of the majority of our ordinary shares.

        Under the amended and restated shareholders' agreement, the investors in the private placement of our Series A preferred shares and Series B preferred shares are also entitled to certain registration rights, including demand registration, Form F-3 registration and piggyback registration. See "Description of Share Capital—Registration Rights."

        Our Series A preferred shareholders, Series B preferred shareholders, Mr. Dong Yu and Mr. Hai Yu have rights to purchase their pro rata share of any issuance of securities by us, subject to certain exceptions, including our issuance of securities in connection with this offering. In addition, our Series A preferred shareholders, Series B preferred shareholders, and Mr. Dong Yu have a right of first refusal with respect to any proposed transfer of our ordinary or preferred shares or any other voting security by any other shareholder, subject to certain exceptions. Our Series A and Series B preferred shareholders have a right of co-sale with respect to any proposed transfer by a holder of our ordinary shares, subject to certain exceptions. After January 2011, shareholders holding a majority of each class of our shares or representing two-thirds of our shares on an as-if-converted basis, may cause each of our shareholders to sell their shares in our company in a proposed sale that values our company at US$100 million or more. However, in lieu of any such proposed sale Mr. Dong Yu and Mr. Hai Yu will have the right to purchase the shares on terms at least as favorable as such proposed sale.

        Except for the registration rights, the shareholders' rights under the amended and restated shareholders' agreement will terminate automatically upon the closing of this offering. In addition, we have agreed to deliver annual reports and quarterly and interim reports and all other filings with any regulatory agency and securities exchange to the investors in the private placement of our Series A preferred shares and Series B preferred shares after the closing of this offering.

Acquisition of Movie Theater Business

        In April 2010, we entered into a series of transactions to acquire Beijing Bona International Cineplex Investment and Management Co., Ltd. and Beijing Bona Youtang Cineplex Management Co., Ltd., two companies that focus on the movie theater business in the PRC. These companies are beneficially owned by Mr. Dong Yu, our chairman and chief executive officer, and his immediate family member. The total consideration comprised 5,810,320 newly issued ordinary shares with a fair value of US$4.50 per share as of the acquisition date and the settlement of US$5.3 million that Mr. Dong Yu owed to us.

Related Party Loans and Other Payments

        As of December 31, 2007, 2008 and 2009, we had outstanding loans of US$3,343, US$14,631 and US$14,644, respectively, to Poly Wanhe Red Sparrow International Cineplex. These loans were non-interest bearing and were repaid in March 2010.

        As of December 31, 2007, we had amounts outstanding of US$98,994 respectively, for investment cost and rental deposit paid on behalf of Poly Film Investment Co., Ltd. The advances were repaid in 2008. In 2007, 2008 and 2009, we declared dividends of RMB1.7 million, RMB1.4 million and nil, respectively, to Poly Film Investment Co., Ltd. The dividends to Poly Film Investment Co., Ltd. of RMB3.1 million remain outstanding as of the date of this prospectus.

        As of December 31, 2007, 2008 and 2009, we had amounts outstanding of US$1.8 million, US$1.3 million and US$3.5 million, respectively, for operating expenses and equipment purchases paid on behalf of Beijing Bona International Cineplex Investment and Management Co., Ltd. These advances have been eliminated as intercompany transactions on our consolidated financial statements since the acquisition of Beijing Bona International Cineplex Investment and Management Co., Ltd. on April 23, 2010. As of December 31, 2007 and 2008, we owed US$1.1 million and US$120, respectively, for operating expenses this entity paid on behalf of us. We repaid these amounts in 2009.

        As of December 31, 2007, 2008 and 2009, we had amounts outstanding of nil, US$0.2 million and US$0.2 million, respectively, for operating expenses paid on behalf of Beijing Bona Xingyi Culture Agency Co., Ltd. The advances have been eliminated as intercompany transactions on our consolidated financial statements since the acquisition of Beijing Bona Xingyi Culture Agency Co., Ltd. on July 28, 2010.

        As of December 31, 2007, 2008 and 2009, we had amounts outstanding totaling US$1.0 million, US$0.9 million and US$2.3 million, respectively, for payments of Mr. Dong Yu's individual income tax and loans to Mr. Dong Yu, our chairman and chief executive officer. The advances and loans were repaid by Mr. Dong Yu in June 2010. As of December 31, 2007, 2008 and 2009, we owed US$0.9 million, US$0.7 million and US$0.6 million, respectively, to Mr. Dong Yu for operating expenses and purchases made by him on behalf of us and in declared dividends to him. We repaid these amounts and dividends in June 2010.

        As of December 31, 2007, 2008 and 2009, we had amounts outstanding totaling nil, US$0.1 million and US$0.5 million, respectively, for payments made on behalf of and loans to Bona Meitao Culture Media Co., Ltd. These advances and loans of US$0.5 million remain outstanding as of the date of this prospectus.

        As of September 30, 2010, there were amounts outstanding of US$0.6 million from Beijing Bona Starlight Cineplex Management Co., Ltd. for payments of working capital we paid on behalf of this entity, in which US$0.6 million remains outstanding as of the date of this prospectus.

        We had amounts due to affiliates of Cinema Popular Limited of US$0.1 million as of June 30, 2010, which has been paid as of the date of this prospectus and amounts due from affiliates of Cinema Popular Limited of US$0.6 million as of September 30, 2010, in connection with payables to affiliates for operations, which remain outstanding as of the date of this prospectus.

        As of September 30, 2010, we had a loan due to HuBei Film Distribution of US$0.5 million. This loan remains outstanding as of the date of this prospectus.

        As of September 30, 2010, we had loans totaling US$3.7 million to Mr. Dong Yu and owed him US$3.1 million for operating expenses and purchases made by him on behalf of us. We have settled these amounts as of the date of this prospectus by setting off these balances and receiving the remaining amount from Mr. Yu.

        As of September 30, 2010, we had amounts outstanding totaling US$0.7 million for distribution receivables and loans to Bona Meitao Culture Media Co., Ltd. These distribution receivables and loans of US$0.7 million remain outstanding as of the date of this prospectus.

        As of September 30, 2010, we paid US$0.3 million to Poly Film Investment Co., Ltd. for the bid to acquire 10% noncontrolling interest of Beijing Baichuan Film Distribution Co., Ltd. This balance of US$0.3 million remains outstanding as of the date of this prospectus.

        As of September 30, 2010, we had subscription receivable totaling US$0.4 million from Mr. Jeffrey Chan, which he had repaid as of the date of this prospectus.

        As of September 30, 2010, we owed US$0.6 million to Wuhan Lianzhong Digital Film Technology Co., Ltd. as payable for film projection equipment purchased from it. The payables of US$0.6 million remain outstanding as of the date of this prospectus.

        On September 15, 2010, our affiliated consolidated entity, Beijing Bona Film and Culture Communication Co., Ltd. entered into an agreement with the Bank of Beijing under which the bank has agreed to extend us a line of credit of RMB100 million. We may draw upon the line of credit for one year from the date of the agreement and each loan will be payable within 12 months of the drawdown. The interest rate of the loans to be lent to Beijing Bona Film and Culture Communications Co., Ltd is not specified in the credit agreement and is to be separately agreed upon between the parties and provided for in the specific loan contracts under the credit agreement. In order to procure this line of credit, two of Beijing Bona Film and Culture Communications Co., Ltd.'s subsidiaries, Beijing Bona International Cineplex Investment and Management Co., Ltd. and Zhejiang Bona Film and Television production Co., Ltd., as well as Mr. Dong Yu, our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, have agreed to guarantee the loans. The guarantees from the two subsidiaries and Mr. Yu cover the entire amount of the loan, including any interest, penalties and related costs, and would be covered by their assets, including cash flows from films they produce, distribute or exhibit. Under the guarantees provided by the two subsidiaries and the personal guarantee provided by Yu and pursuant to the PRC Security Law, the two subsidiaries and Mr. Yu have agreed to perform the obligations under the agreement in the event Beijing Bona Film and Culture Communication Co., Ltd. is unable to perform its obligations. In the event that the guarantee is enforced against Mr. Yu, he could be obliged to use his personal property, including his equity interest in our company held through Skillgreat Limited, to fulfill the obligations under the agreement. See "Risk Factors—Risks Relating to this Offering—Our founder, chairman, chief executive officer and the largest holder of our outstanding share capital, Mr. Yu, has through a personal guarantee, pledged his personal property, including his equity interest in our company, to secure the obligations of Beijing Bona Film and Culture Communication Co., Ltd. under a credit facility. A default under the credit facility could result in the sale by court order of Mr. Yu's property, including his equity interest in us. A sale of such equity interest whether by court order or otherwise would likely cause a significant drop in the price of our ADSs. Moreover, Mr. Yu, who could thereafter have a substantially smaller or no equity interest in our company, could have less or no personal stake or interest in the commercial success of our company."

Other Related Party Transactions

        As of December 31, 2007, we owed US$11 to Ms. Yuan Hua Du. This amount was repaid in 2008.

        As of December 31, 2008, we were owed US$80,432 from affiliates of Cinema Popular Limited. These receivables were repaid in August 2009.

        As of December 31, 2009, we owed US$27,269 to Mr. Hai Yu. This amount was paid in June 2010.

        As of December 31, 2009, we owed US$4 to Wisdom Group Limited. This amount was repaid in 2010.

        As of September 30, 2010, we owed US$5,074 to Mr. Hai Yu. This amount was repaid as of the date of this prospectus.

        In September 2010, our affiliated consolidated entity, Beijing Bona International Cineplex Investment and Management Co., Ltd., entered into a management service agreement with Beijing Bona Starlight Cineplex Management Co., Ltd., or Starlight Cineplex, a development stage movie theater operator in the PRC whose principal shareholders include Mr. Dong Yu. Under the terms of this agreement, we licensed our "Bona" brand to Starlight Cineplex and became the exclusive provider of management services for its current and future movie theaters. We are also entitled to receive a share of the box office receipts and advertising revenues of Starlight Cineplex's movie theaters.

        In November 2010, we entered into a separate agreement with Starlight Cineplex, we have a right of first refusal with respect to transfers of movie theaters developed by Starlight Cineplex and right of first refusal with respect to transfers of shares of Starlight Cineplex.

Share Incentive Plans

        See "Management—Share Incentive Plans."

 DESCRIPTION OF SHARE CAPITAL

        We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, or the Companies Law.

        As of the date of this prospectus, our authorized share capital consists of 85,000,000 ordinary shares, with a par value of US$0.0005 each and 15,000,000 preferred shares, with a par value of US$0.0005 each. Immediately upon the completion of this offering and upon the conversion of the issued preferred shares to ordinary shares, our authorized share capital will consist of 100,000,000 ordinary shares with a par value of US$0.0005.

        Our second amended and restated memorandum and articles of association will become effective upon the completion of this offering. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. Holders of our ADSs will not be treated as our shareholders and their rights are subject to the deposit agreement. See "Description of the American Depositary Shares."

Ordinary Shares

General

        All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

        The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law and to the articles of association.

Voting Rights

        Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy. Each holder of our ordinary shares is entitled to have one vote for each ordinary share registered in his or her name on our register of members.

        A quorum required for a meeting of shareholders consists of two shareholders who hold at least one third in nominal value of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. An annual general meeting of our company shall be held in each year other than the year in which the second amended and restated memorandum and articles of association are adopted. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Only a majority of our board of directors or our chairman may call extraordinary general meetings. Advance notice of at least ten clear days is required for the convening of our annual general meeting and other shareholders meetings.

        An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

        Subject to the restrictions of our second amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required; and

  •
  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

        If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the Designated Stock Exchange (as defined in the second amended and restated memorandum and articles of association), be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

        On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

        Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

        Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares

        All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

        Shareholders' meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders.

Inspection of Books and Records

        Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See "Where You Can Find Additional Information."

Issuance of Additional Preferred Shares

        Our second amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

        Our second amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series;

  •
  the dividend rights, dividend rates, conversion rights, voting rights; and

  •
  the rights and terms of redemption and liquidation preferences.

        Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. The issuance of preferred shares may be used as an anti takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Exempted Company

        We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  is not required to open its register of members for inspection;

  •
  does not have to hold an annual general meeting;

  •
  may issue negotiable or bearer shares or shares with no par value;

  •
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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  may register as a limited duration company; and

  •
  may register as a segregated portfolio company.

        "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

        The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

        A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

        A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

        The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

        Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

        When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

        If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

        In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

  •
  a company acts or proposes to act illegally or ultra vires;

  •
  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

  •
  those who control the company are perpetrating a "fraud on the minority."

Indemnification of Directors and Executive Officers and Limitation of Liability

        Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under our second amended and restated articles of association, any action required or permitted to be taken at any annual or extraordinary general meetings of our company may be taken only upon the vote of our shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with the second amended and restated articles of association and the Companies Law and may not be taken by written resolution of our shareholders without a meeting.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

        Neither Cayman Islands law nor our second amended and restated memorandum and articles of association allow our shareholders to requisition a meeting. As an exempted Cayman Islands company,

we are not obliged by law to call shareholders' annual general meetings. However, our amended and restated articles of association require us to call such meetings.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our second amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our second amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

        There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

Ordinary Shares

        On December 13, 2006, we issued 6 ordinary shares to Ms. Nansun Shi upon the establishment of Bona International Film Group Limited in the British Virgin Islands. Ms. Nansun Shi then transferred these 6 shares to Mr. Dong Yu in July 2007.

        In July 2007, we issued 5,828,119, 140,625, 187,500 and 93,750 ordinary shares to Mr. Dong Yu, Mr. Hai Yu, Ms. Nansun Shi and Mr. Huang Hsin-Mao, respectively, for no consideration as a result of recapitalization from additional paid-in capital.

        In July 2007, we repurchased 585,937 ordinary shares from Mr. Dong Yu for an aggregate consideration of US$1,500,000 in connection with our issuance of Series A preferred shares.

        In June 2009, we issued 2,609,269 ordinary shares at par value of US$0.0005 per share to Mr. Dong Yu. In addition, we issued an aggregate of 194,345 ordinary shares for the benefit of other shareholders. These shares are held by Skillgreat Limited.

        In July 2009, we repurchased 1,241,958 ordinary shares from Skillgreat Limited, an entity wholly owned by Mr. Dong Yu, for an aggregate consideration of US$3,500,000.

        In April 2010, we issued 5,810,320 ordinary shares to Skillgreat Limited, which is wholly owned by Mr. Dong Yu, as part of the purchase consideration of our acquisitions of our movie theater business.

        In July 2010, we issued 317,072 ordinary shares to Mr. Jeffrey Chan, our director and chief operating officer, upon the exercise of an option granted to Mr. Chan.

Preferred Shares, Convertible Notes and Warrants

        In May 2007 and June 2007, we issued convertible notes in the aggregate principal amount of US$3,000,000 to SIG China Investment One, Ltd. and the Sequoia Funds under the terms of secured convertible note and warrant purchase agreements. In addition, we also issued warrants to SIG China Investment One, Ltd. and the Sequoia Funds to purchase 87,888 Series A preferred shares at a purchase price of US$2.56 per share, which was adjusted to US$1.39 per share pursuant to the secured convertible note and warrant purchase agreements. In July 2007, all of the outstanding principal amount and accrued interest were converted and we issued 1,171,875 Series A preferred shares to SIG China Investment One, Ltd. and the Sequoia Funds as a result. In June 2009, all of the warrants were exercised using the net share settlement method and we issued 50,631 Series A preferred shares to SIG China Investment One, Ltd. and the Sequoia Funds as a result.

        In July 2007, in addition to the conversion of our convertible notes into Series A preferred shares, we issued an aggregate of 1,953,125 Series A preferred shares to SIG China Investment One, Ltd. and the Sequoia Funds for an aggregate consideration of US$5,000,000 under the terms of a subscription agreement

        In July 2009, we issued an aggregate of 1,241,958 shares of Series B-1 preferred shares to Matrix Partners China Funds, the Sequoia Funds and SINA Hong Kong Limited for an aggregate consideration of US$3,500,000 and an aggregate of 1,655,939 shares of Series B-2 preferred shares to Matrix Partners China Funds, the Sequoia Funds, SINA Hong Kong Limited, Zero2IPOChina Fund II and Wayford Enterprises Limited for an aggregate consideration of US$6,000,000.

        In July 2010, we issued a total of 792,680 Series B-3 preferred shares to Matrix Partners China Funds, the Sequoia Funds, SIG China Investment One, Ltd., Zero2IPOChina Fund II L.P., Wayford Enterprises Limited and Blooming Capital Limited for an aggregate consideration of US$5,000,000.

Options

        In July 2010, we issued an option to purchase 317,072 ordinary shares at an exercise price of US$6.31 per share to Mr. Jeffrey Chan, our director and chief operating officer.

        As of September 30, 2010, we have granted options and stock purchase rights to purchase a total of 1,184,039 ordinary shares to some of our directors, officers, employees and consultants, without giving effect to options that were exercised or terminated. See "Management—Share Incentive Plans."

Stock Split

        In March 2010, each issued and unissued ordinary share and preferred share in our authorized share capital was subdivided into 100 shares of nominal or par value of US$0.0001 each. Such share split has been retrospectively reflected for all the periods presented herein.

Share Exchange

        In November 2010, Bona Film Group Limited entered into a share exchange agreement with the then shareholders of Bona International Film Group under the terms of which Bona Film Group Limited issued one preferred or ordinary share in exchange for every 16 of the respective preferred or ordinary shares that these shareholders held in Bona International Film Group Limited. As a result of the share exchange, Bona Film Group Limited became our ultimate holding company.

Registration Rights

        Pursuant to a shareholders agreement we entered into with beneficial owners of our ordinary shares and our Series A and B preferred shareholders on July 8, 2009, we have granted certain registration rights to holders of our registrable securities, which are our all ordinary shares not previously sold to the public but issued or issuable to the investors in the private placement of our Series A preferred shares and Series B preferred shares, including ordinary shares issuable upon conversion or exercise of any of our Series A preferred shares or Series B preferred shares, subject to certain exceptions. Set forth below is a description of these registration rights.

Demand Registration Rights

        Anytime after six months following this offering, the holders of at least 25% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration if, among other things, we have already effected three demand registrations and each of such registrations has been declared effective. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determine in its good faith judgment that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and we shall not file a registration statement with respect to a public offering of our securities during such deferral period.

Form F-3 Registration Rights

        When we are eligible for use of Form F-3, any holder of registrable securities has the right to request that we file a registration statement on Form F-3 for a public offering of our registrable securities with the anticipated aggregate price to the public, net of selling expenses, being not less than US$500,000. We may defer filing of a registration statement on Form F-3 for up 120 days if our board of directors determine in its good faith judgment that filing of a registration will be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period and we shall not file a registration statement with respect to a public offering of our securities during such deferral period. We are not obligated to file a registration statement on Form F-3 if, among other things, doing so would require us to effect more than one registration on Form F-3 within any 6-month period.

Piggyback Registration Rights

        If we propose to file a registration statement for a public offering of our securities other than, among other things, relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain conditions.

Expenses of Registration

        We will pay all expenses incurred by us in complying with any demand, Form F-3 or piggyback registration. In addition, we will pay the expenses for one counsel for all selling shareholders in the registrations. We are not obligated to pay any underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of a holder's registrable securities.

 DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each two ADSs will represent ownership of one ordinary share deposited with the office in Hong Kong of Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

        We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see "Where You Can Find Additional Information."

Holding the ADSs

How will you hold your ADSs?

        You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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  Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

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  Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See "Taxation." It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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  Shares.  The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

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  Elective Distributions in Cash or Shares.  If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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  Rights to Purchase Additional Shares.  If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice as described in the deposit agreement of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

    If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

    U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

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  Other Distributions.  Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

        Except for ordinary shares deposited by us and the selling shareholders in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled "Shares Eligible for Future Sale—Lock-Up Agreements."

How do ADS holders cancel an American Depositary Share?

        You may turn in your ADSs at the depositary's corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

        The depositary may refuse to accept for surrender ADSs only in the case of (i) temporary delays caused by closing our transfer books or those of the depositary or the deposit of our ordinary shares in connection with voting at a shareholders' meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any laws or governmental regulations relating to depositary receipts or to the withdrawal of deposited securities. Subject thereto, in the case of surrender of a number of ADSs representing other than a whole number of our ordinary shares, the depositary will cause ownership of the appropriate whole number of our ordinary shares to be delivered in accordance with the terms of the deposit agreement and will, at the discretion of the depositary, either (i) issue and deliver to the person surrendering such ADSs a new ADS representing any remaining fractional ordinary share or (ii) sell or cause to be sold the fractional ordinary shares represented by the ADSs surrendered and remit the proceeds of such sale (net of applicable fees and charges of, and expenses incurred by, the depositary and taxes and/or governmental charges) to the person surrendering the ADS.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        You may instruct the depositary to vote the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

        If we ask for your instructions and upon timely notice from us as described in the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of our ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our constitutive documents, to vote or to have its agents vote the ordinary shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Charges

        As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service:	Fee:
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property	Up to $0.05 per ADS issued
Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to $0.05 per ADS cancelled
Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held
Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to $0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase ADSs additional ADSs	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs
Depositary services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank
Transfer of ADRs	$1.50 per certificate presented for transfer

        As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

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  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

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  Expenses incurred for converting foreign currency into U.S. dollars.

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  Expenses for cable, telex and fax transmissions and for delivery of securities.

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  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

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  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

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  Any applicable fees and penalties thereon.

        The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary's only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

        These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.
Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

  •
  are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

  •
  are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

  •
  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

  •
  disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

  •
  disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

  •
  disclaim any liability for any indirect, special, punitive or consequential damages.

        The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

        You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

  •
  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our ordinary shares;

  •
  when you owe money to pay fees, taxes and similar charges; or

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the ordinary shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such ordinary shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such ordinary shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such ordinary shares or ADSs in its records, and (e) unconditionally guarantees to deliver such ordinary shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of the aggregate number of ADSs then outstanding, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary's reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

 SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have outstanding 11,740,000 ADSs representing approximately 20% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved for listing on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

        Our executive officers, directors and existing shareholders and holders of our stock options have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

        The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

  •
  1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 293,495 shares immediately after this offering; and

  •
  the average weekly trading volume of our ADSs on the Nasdaq Global Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

 TAXATION

        The following discussion of material Cayman Islands, People's Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel.To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Han Kun Law Offices, our PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, and subject to the qualifications, assumptions and limitations set forth herein, it represents the opinion of Simpson Thacher & Bartlett LLP, our U.S. counsel, as to the material U.S. federal income tax consequences to United States Holders described herein of the ownership of our ordinary shares and ADSs.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

  (1)
  that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

  (2)
  that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

        The undertaking for us is for a period of twenty years from July 20, 2010.

People's Republic of China Taxation

        The EIT Law provides that enterprises established outside of China whose "de facto management bodies" are located in China are considered "resident enterprises" of China. Under the implementation regulations for the EIT Law issued by the PRC State Council, "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

        Under the EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are "non-resident enterprises," which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC "resident enterprise," dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, may be treated as income derived from sources within the PRC and be subject to PRC tax. It is unclear whether, if we are considered a PRC "resident enterprise," holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

        Moreover, non-resident individual investors may be required to pay PRC individual income tax at a rate of 20% on interests or dividends payable to the investors or any capital gains realized from the transfer of ADSs or ordinary shares if such gains are deemed income derived from sources within the PRC. Under the IIT Law, non-resident individual refers to an individual who has no domicile in China and does not stay in the territory of China or who has no domicile in China and has stayed in the territory of China for less than one year. Pursuant to the IIT Law and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be the balance of the total income obtained from the transfer of the ADSs or ordinary shares minus all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. Therefore, if we are considered as a PRC "resident enterprise" and dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares are considered income derived from sources within the PRC by relevant competent PRC tax authorities, such gains earned by non-resident individuals may also be subject to PRC withholding tax at a rate of 20%.

United States Federal Income Tax Consequences

        The following discussion describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term "United States Holder" means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns or is deemed to own 10% or more of our voting stock;

  •
  a partnership or other pass-through entity for United States federal income tax purposes; or

  •
  a person whose "functional currency" is not the United States dollar.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, which are subject to differing interpretations or change (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

        If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in such partnership that holds our ordinary shares or ADSs, you should consult your tax advisors.

        This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

        If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

        Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of cash distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a "qualified foreign corporation" generally will be subject to reduced rates of taxation at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, but not our ordinary shares, will, upon listing on the Nasdaq Global Market, be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law (see discussion under "Taxation—People's Republic of China Taxation"), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (as discussed below under "—Passive Foreign Investment Company") in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

        In the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law and dividends paid to you with respect to the ADSs or ordinary shares are considered as PRC-sourced income by relevant PRC authorities, you will generally be subject to PRC withholding taxes on such dividends at a rate of 10% if you are deemed to be a non-resident enterprise or at a rate of 20% if you are deemed to be a non-resident individual. See "Regulation—Regulations Regarding the Enterprise Income Tax and Dividend Withholding Tax." In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held our ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on our ordinary shares or ADSs. The rules governing eligibility for the benefits of the income tax treaty and the foreign tax credit are complex, and will depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisors regarding the availability of the benefits of the income tax treaty and foreign tax credit under your particular circumstances.

        To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Passive Foreign Investment Company

        Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a "passive foreign investment company," or PFIC, for 2009, and we do not expect to become one in the current year or in the future, although there can be no assurance in this regard. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status.

        In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

        For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income. However, it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of the affiliated consolidated entities for United States federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we would likely be treated as a PFIC.

        The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold our ADSs or ordinary shares.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends described under "—Taxation of Dividends" above, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC. Furthermore, under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Treasury may require.

        If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

        In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not our ordinary shares will be listed on the Nasdaq Global Market. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or become a PFIC.

        If you make an effective mark-to-market election, you will include in each taxable year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

        Subject to certain limitations, you may also avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

        For United States federal income tax purposes and subject to the discussion under "—Passive Foreign Investment Company" above, you will recognize taxable gain or loss on any sale or exchange of

ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service. You should consult your tax advisors regarding the application of the United States information reporting and backup withholding rules to your particular circumstances.

 UNDERWRITING

        We intend to offer the ADSs through the underwriters. J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the representatives of the underwriters named below. Subject to the terms and conditions described in the underwriting agreement among us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us and the selling shareholders, the number of ADSs listed opposite their respective names below.

        The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, New York 10179. The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, NY 10036.

Underwriters	Number of ADSs
J.P. Morgan Securities LLC	4,519,900
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,519,900
China International Capital Corporation Hong Kong Securities Limited	821,800
Piper Jaffray & Co.	997,900
Cowen and Company, LLC	880,500

Total	11,740,000

        Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs is purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to any payments the underwriters may be required to make in respect of these liabilities.

        The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents.

        The selling shareholders, and any broker-dealer executing sell orders on behalf of the selling shareholders, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act.

Commissions and Discounts

        The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of US$0.35 per ADS. After the initial public offering, the public offering price, concession and discount or any other term of the offering may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes no exercise or full exercise by the underwriters of their over-allotment option.

	Per ADS		Total Without Option		Total With Option
Public offering price	US$	8.500	US$	99,790,000	US$	114,758,500
Underwriting discount	US$	0.595	US$	6,985,300	US$	8,033,095
Proceeds, before expenses, to us	US$	7.905	US$	92,804,700	US$	92,804,700
Proceeds, before expenses, to the selling shareholders	US$	7.905		—	US$	13,920,705

        The expenses of the offering, not including the underwriting discount, that are payable by us are estimated at US$3.5 million. We have agreed to reimburse the underwriters for up to US$50,000 of their expenses incurred in connection with the offering of the reserved ADSs. The underwriters have agreed to reimburse us for certain of the travel and lodging expenses we incurred in connection with the roadshow for this offering.

Over-allotment Option

        The selling shareholders have granted an option to the underwriters to purchase up to an additional 1,761,000 ADSs at the public offering price. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise the option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter's initial amount reflected in the above table.

Reserved ADSs

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to 939,200 ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

No Sales of Similar Securities

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

        Our executive officers, directors and existing shareholders and holders of our stock options have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

        The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Nasdaq Global Market Listing

        Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol "BONA." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of ADSs to a minimum number of beneficial owners as required by that exchange.

        Before this offering, there has been no public market for our ordinary shares and ADSs. The initial public offering price will be determined through negotiations between us, the selling shareholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

        An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

        A prospectus in electronic format may be made available on the Internet web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on the web sites of, or any other web sites maintained by, any underwriter or a selling group member, if any, participating in this offering, is not part of the prospectus or the registration statement of which the prospectus forms a part. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our shareholders. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net revenue of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Any person making or intending to make any offer of ADSs within the European Economic Area should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ADSs contemplated in this prospectus.

        For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Relevant Member State, by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offer of ADSs contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

  (a)
  it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  (b)
  in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in the United Kingdom

        In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

        This document, as well as any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including but not limited to this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

        This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Notice to Prospective Investors in the PRC

        This prospectus has not been and will not be circulated or distributed in the PRC, and our ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.

Notice to Prospective Investors in Hong Kong

        This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The ADSs will not be offered or sold in Hong Kong other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in the Cayman Islands

        This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

 EXPENSES RELATING TO THIS OFFERING

        The following table sets forth the main expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

SEC registration fee	US$	8,664
Nasdaq Global Market listing fee		125,000
FINRA filing fee		12,651
Legal fees and expenses		1,771,000
Accounting fees and expenses		850,000
Printing fees		300,000
Reimbursement of underwriter expenses		50,000
Other fees and expenses		382,685

Total	US$	3,500,000

        All amounts are estimated, except the SEC registration fee, the Nasdaq Global Market listing fee and the FINRA filing fee.

 LEGAL MATTERS

        Certain matters as to United States federal and New York law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. The underwriters are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. federal and New York state law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Haiwen & Partners. Simpson Thacher & Bartlett LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands' law and Han Kun Law Offices with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

EXPERTS

        The consolidated financial statements of Bona Film Group Limited, its subsidiaries and its variable interest entities as of December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, and the related financial statement schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 8/F, Office Tower W2, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, People's Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits, under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon the effectiveness of the registration statement, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC is available over the Internet at the SEC's website at www.sec.gov and can be inspected and copied at the public reference facilities maintained by the SEC at 100 N. Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit www.sec.gov for further information on the operation of the public reference rooms.

BONA FILM GROUP LIMITED

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF BONA FILM GROUP LIMITED

        We have audited the accompanying consolidated balance sheet of Bona Film Group Limited, its subsidiaries and its variable interest entities (collectively, the "Group") as of December 31, 2008 and 2009, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009, and related financial statement schedule included in Schedule I. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of the Group's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People's Republic of China
July 21, 2010, except for Note 30, as to which the date is November 10, 2010

BONA FILM GROUP LIMITED

CONSOLIDATED BALANCE SHEET

(In U.S. dollars, except share data)

	December 31,
	2008	2009
Assets
Current assets
Cash	4,771,897	7,418,213
Accounts receivable, net of allowance for doubtful accounts of $21,947 and $21,968, respectively	4,673,515	19,491,100
Prepaid expenses and other current assets	4,116,391	7,025,552
Current deferred tax assets	5,487	5,492

Total current assets	13,567,290	33,940,357
Distribution rights	3,847,906	5,550,394
Production costs	3,785,691	19,528,560
Prepaid film costs	—	468,645
Property and equipment, net	423,112	341,736
Amounts due from related parties	2,669,345	6,570,122
Non-current deferred tax assets	1,150	2,105
Cost method investment	28,565	28,565
Investment in equity affiliates	565,949	563,050
Goodwill	34,687	34,880

Total assets	24,923,695	67,028,414

Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bona Film Group Limited of $4,202,954 and $8,822,511 as of December 31, 2008 and 2009, respectively)	4,237,192	8,902,182
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $1,037,488 and $5,389,157 as of December 31, 2008 and 2009, respectively)	4,959,154	10,385,841
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bona Film Group Limited of $904,118 and $768,804 as of December 31, 2008 and 2009, respectively)	1,151,606	1,037,801
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bona Film Group Limited of $856,286 and $1,041,835 as of December 31, 2008 and 2009, respectively)	856,286	1,051,137
Bank borrowing (including bank borrowing of the consolidated VIEs without recourse to Bona Film Group Limited of nil and $6,590,317 as of December 31, 2008 and 2009, respectively)	—	6,590,317
Other borrowing (including other borrowing of the consolidated VIEs without recourse to Bona Film Group Limited of nil and $6,089,373 as of December 31, 2008 and 2009, respectively)	—	6,089,373
Current film participation financing liabilities (including current film participation financing liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $351,154 and $7,802,241 as of December 31, 2008 and 2009, respectively)	351,154	8,337,483

Total current liabilities	11,555,392	42,394,134

Warrants (including warrants of the consolidated VIEs without recourse to Bona Film Group Limited of nil and nil as of December 31, 2008 and 2009, respectively)	439,539	—
Derivatives (including derivatives of the consolidated VIEs without recourse to Bona Film Group Limited of nil and nil as of December 31, 2008 and 2009, respectively)	2,692,000	2,903,000
Non-current film participation financing liabilities (including non-current film participation financing liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $994,938 and $1,415,275 as of December 31, 2008 and 2009, respectively)	994,938	1,562,304

Total liabilities	15,681,869	46,859,438

BONA FILM GROUP LIMITED

CONSOLIDATED BALANCE SHEET

(In U.S. dollars, except share data)

	December 31,
	2008	2009
Commitments (Note 26)
Series A convertible redeemable preferred shares ($0.0005 par value; 15,000,000 total preferred shares authorized; 3,125,000 and 3,175,631 shares issued and outstanding as of December 31, 2008 and 2009, liquidation value $12,000,000)	8,434,379	9,727,866
Series B convertible redeemable preferred shares ($0.0005 par value; 15,000,000 total preferred shares authorized; nil and 2,897,897 shares issued and outstanding as of December 31, 2008 and 2009, liquidation value $14,250,000)	—	9,074,270
Equity
Bona Film Group Limited's ordinary shares ($0.0005 par value; 85,000,000 shares authorized, 6,250,000 and 7,811,656 shares issued and outstanding as of December 31, 2008 and 2009)	3,125	3,906
Additional paid-in capital	3,969,227	4,103,847
Statutory reserves	740,036	1,748,455
Accumulated deficit	(5,288,021)	(5,561,344)
Accumulated other comprehensive income	617,591	474,915

Total Bona Film Group Limited's equity	41,958	769,779

Noncontrolling interests	765,489	597,061
Total equity	807,447	1,366,840

Total liabilities, Series A & B convertible redeemable preferred shares, and equity	24,923,695	67,028,414

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS

(In U.S. dollars, except share and per share data)

	Year ended December 31,
	2007	2008	2009
Net revenue	22,398,483	23,396,442	38,372,551
Cost of revenue	12,916,429	12,706,866	19,888,461

Gross profit	9,482,054	10,689,576	18,484,090

Operating expenses:
Film participation expense	—	—	1,244,848
Sales and marketing	6,035,673	5,013,812	8,887,971
General and administrative	1,156,722	1,965,476	2,789,416

Total operating expenses	7,192,395	6,979,288	12,922,235

Operating income	2,289,659	3,710,288	5,561,855
Other income:
Interest income	43,937	37,226	17,035
Interest expense of bank borrowing and other borrowings	—	—	(42,333)
Interest expense of convertible notes	(288,111)	—	—
Exchange gain (loss)	(16,887)	271,012	(120,469)
Changes in fair value of warrants	(183)	(306,050)	119,451
Changes in fair value of derivatives	31,000	(1,994,000)	90,000

Income before income tax provision, and equity in earnings (loss) of affiliated companies	2,059,415	1,718,476	5,625,539

Provision for income taxes	57,014	1,071,610	338,647
Equity in earnings (loss) of affiliated companies	—	(205,911)	172,773

Net income	2,002,401	440,955	5,459,665
Less: Net income (loss) attributable to the noncontrolling interests	367,939	199,225	(168,429)

Net income attributable to Bona Film Group Limited.	1,634,462	241,730	5,628,094

Deemed dividend on Series A convertible redeemable preferred shares	381,073	873,652	973,399
Undistributed earnings allocated to holders of participating Series A convertible redeemable preferred shares	254,303	—	1,570,096
Deemed dividend on Series B convertible redeemable preferred shares	—	—	421,586
Undistributed earnings allocated to holders of participating Series B convertible redeemable preferred shares	—	—	377,735

Net income (loss) attributable to holders of ordinary shares of Bona Film Group Limited	999,086	(631,922)	2,285,278

Net income per ordinary share
Basic	0.10	(0.07)	0.27
Diluted	0.10	(0.07)	0.27
Net income per Series A preferred shares—Basic	0.48	0.28	0.81
Net income per Series B preferred shares—Basic	N/A	N/A	0.57
Weighted average shares used in calculating net income per ordinary share
Basic	9,542,114	9,051,563	8,453,842
Diluted	9,542,114	9,051,563	8,518,402

Weighted average shares used in calculating net income per Series A preferred share	1,318,493	3,125,000	3,153,021
Weighted average shares used in calculating net income per Series B preferred share	—	—	1,397,341

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED
CONSOLIDATED STATEMENT OF EQUITY AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Bona Film Group Limited's shareholders
	Ordinary shares					Accumulated other comprehensive income
			Additional paid-in capital	Statutory reserves	Retained earnings		Total Bona Film Group Limited's equity	Noncontrolling interests	Total equity	Total Comprehensive income
	Shares	Amount
Balance at January 1, 2007	6	—	78,595	56,957	302,007	54,812	492,371	715,946	1,208,317
Issuance of ordinary shares	6,835,931	3,418	(3,418)	—	—	—	—	—	—
Repurchase and cancellation of shares	(585,937)	(293)	(644)	—	(1,499,063)	—	(1,500,000)	—	(1,500,000)
Beneficial conversion feature embedded in convertible notes	—	—	133,306	—	—	—	133,306	—	133,306
Deemed dividend of Series A preferred shares	—	—	—	—	(381,073)	—	(381,073)	—	(381,073)
Dividend declared to noncontrolling interests	—	—	—	—	—	—	—	(223,567)	(223,567)
Net income	—	—	—	—	1,634,462	—	1,634,462	367,939	2,002,401	2,002,401
Transfer to statutory reserves	—	—	—	269,529	(269,529)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	209,590	209,590	(92,472)	117,118	117,118

Balance at December 31, 2007	6,250,000	3,125	207,839	326,486	(213,196)	264,402	588,656	767,846	1,356,502	2,119,519

Deemed dividend of Series A preferred shares	—	—	—	—	(873,652)	—	(873,652)	—	(873,652)
Net income	—	—	—	—	241,730	—	241,730	199,225	440,955	440,955
Dividend declared to noncontrolling interests	—	—	—	—	—	—	—	(204,840)	(204,840)
Transfer to statutory reserves	—	—	—	413,550	(413,550)	—	—	—	—
Distribution to shareholder	—	—	—	—	(267,965)	—	(267,965)	—	(267,965)
Transfer from retained earnings to additional paid-in capital	—	—	3,761,388	—	(3,761,388)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	353,189	353,189	3,258	356,447	356,447

Balance at December 31, 2008	6,250,000	3,125	3,969,227	740,036	(5,288,021)	617,591	41,958	765,489	807,447	797,402

Issuance of ordinary shares	2,803,614	1,402	3,084	—	—	—	4,486	—	4,486
Repurchase and cancellation of shares	(1,241,958)	(621)	(1,366)	—	(3,498,013)	—	(3,500,000)	—	(3,500,000)
Deemed dividend of Series A preferred shares	—	—	—	—	(973,399)	—	(973,399)	—	(973,399)
Deemed dividend of Series B preferred shares	—	—	—	—	(421,586)	—	(421,586)	—	(421,586)
Net income	—	—	—	—	5,628,094	—	5,628,094	(168,429)	5,459,665	5,459,665
Share-based compensation	—	—	132,902	—	—	—	132,902	—	132,902
Transfer to statutory reserves	—	—	—	1,008,419	(1,008,419)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(142,676)	(142,676)	1	(142,675)	(142,675)

Balance at December 31, 2009	7,811,656	3,906	4,103,847	1,748,455	(5,561,344)	474,915	769,779	597,061	1,366,840	5,316,990

        The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(In U.S. dollars)

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	2,002,401	440,955	5,459,665
Adjustments to reconcile net income to net cash used in
operating activities
Equity in loss (gain) of affiliated companies	—	205,911	(172,773)
Changes in fair value of warrants	183	306,050	(119,451)
Changes in fair value of derivatives	(31,000)	1,994,000	(90,000)
Interest expenses of convertible notes	288,111	—	—
Share- based compensation	—	—	132,902
Provision for bad debt	20,535	—	—
Depreciation and amortization	113,735	172,700	143,001
Amortization of distribution rights	7,045,610	8,991,513	4,335,053
Amortization of production costs	—	—	9,348,111
Film participation expenses	—	—	1,244,848
Current deferred tax assets	(5,134)	(353)	(5)
Non-current deferred tax assets	(3,947)	2,797	(955)
Changes in assets and liabilities:
Accounts receivable	(1,586,922)	(27,060)	(15,015,167)
Prepaid expenses and other current assets	34,298	138,165	(2,730,647)
Distribution rights	(9,108,330)	(6,256,758)	(6,034,348)
Production costs	—	(3,785,691)	(25,461,588)
Amount due from related parties	(1,848,457)	(444,217)	(3,609,089)
Accounts payable	1,344,962	(1,915,029)	4,659,775
Accrued expenses and other current liabilities	(259,882)	(811,520)	3,484,597
Amount due to related parties	1,509,395	(2,101,343)	48,399
Income taxes payable	(107,244)	873,540	193,977
Payment of film participation expenses	—	—	(129,668)

Net cash used in operating activities	(591,686)	(2,216,340)	(24,313,363)

Cash flows from investing activities:
Purchase of property and equipment	(263,415)	(231,614)	(61,277)
Acquisition of a business, net of cash acquired $3,563	—	(34,907)	—
Investment in affiliates	—	(892,881)	—
Distribution from investment in affiliates	—	—	87,873
Amounts loaned to third parties	—	(3,740,135)	(642,882)

Net cash used in investing activities	(263,415)	(4,899,537)	(616,286)

Cash flows from financing activities:
Proceeds from issuance of convertible notes and warrants	3,000,000	—	—
Proceeds from issuance of Series A convertible preferred shares	4,887,155	—	—
Proceeds from issuance of Series B convertible preferred shares	—	—	8,953,684
Repurchase of shares	(1,500,000)	—	(3,500,000)
Amount due to related parties and third parties	13,151	3,588,455	1,524,766
Proceeds from bank borrowing	—	—	6,587,615
Proceeds from film participation	—	1,324,675	8,622,547
Payments of film participation liabilities principal	—	—	(309,506)
Proceeds from other borrowings	—	—	5,855,658

Net cash provided by financing activities	6,400,306	4,913,130	27,734,764

Effect of foreign exchange rate changes	181,163	311,633	(158,799)
Net increase (decrease) in cash	5,726,368	(1,891,114)	2,646,316

Cash, beginning of year	936,643	6,663,011	4,771,897

Cash, end of year	6,663,011	4,771,897	7,418,213

Supplement disclosure of cash flow information
Income taxes paid	470,570	491,711	129,080
Interest paid	21,316	—	191,868

The accompanying notes are an integral part of these consolidated financial statements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Introduction

        Bona International Film Group Limited ("Bona International") was incorporated in British Virgin Islands ("BVI") on December 13, 2006. Bona International, together with its variable interest entities ("VIEs") and subsidiaries, are engaged in film related activities and a talent agency business in the People's Republic of China ("PRC").

        In anticipation of the initial public offering, a holding company, Bona Film Group Limited (the "Company") was established in the Cayman Islands in July 2010. This Company becomes the ultimate holding company of Bona International upon the completion of a 16 to 1 share exchange on November 10, 2010 with the existing shareholders of Bona International for all shares of equivalent classes, which was treated as a reorganization of entities under common control in a manner akin to a pooling-of-interest as if the Company had always existed and owned Bona International from the date of the establishment of Bona International. This share exchange has been reflected retrospectively as if the share capital after the share exchange were the historical share capital for all the periods presented. The Company together with its VIEs and subsidiaries are referred to as the "Group".

        The Group operates its businesses in mainland PRC through its affiliated entities due to PRC regulations that restrict foreign investments in the film, television program, talent agency and advertising industries. The Group has three affiliated consolidated entities that operate its businesses in the PRC, each of which is an entity duly formed under PRC law.

        These affiliated consolidated entities were established in the years set forth below:

Year of establishment	PRC affiliated entity	Principal activities
2003	Beijing PolyBona Film Distribution Co. Ltd. (subsequently renamed to Beijing Baichuan Film Distribution Co., Ltd.)	Films distribution
2003	Beijing Bona Film and Culture Communication Co., Ltd.	Talent agency services and television production
2005	Beijing Bona Advertising Co., Ltd.	Film related advertising sales

        In July 2007, Bona New World, the Group's PRC subsidiary, entered into a series of contractual arrangements with each of the affiliated consolidated entities and their respective shareholders to govern the Group's relationships with the affiliated consolidated entities and ensure the Group's business operations in China. These contractual arrangements allow the Group to effectively control the affiliated consolidated entities and to derive substantially all of the economic benefits from them. Accordingly, the Group treats these affiliated entities as variable interest entities and because the Group is the primary beneficiary the Group's consolidate these affiliated entities.

        The contractual arrangements comprise:

(i)
Exclusive service agreements: Under these agreements Bona New World provides film investment consulting and technical service, operations management and marketing strategy consulting to these three entities. As consideration for these services, PolyBona Film Distribution pays Bona

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  New World a service fee of no less than 90% of its profit before tax. Bona Film and Culture/Bona Advertisement pays Bona New World a service fee equal to 100% of its profit before tax respectively.

(ii)
Equity pledge agreements: The shareholders of the Operating Entities pledged all of their equity interests and declared divided during the period in these three entities to Bona New World under equity pledge agreements to secure their performance under the exclusive services agreement with Bona New World.

(iii)
Voting rights and call option agreements: The shareholders of these three entities also entered into granting voting rights and call option agreements with Bona New World under which their voting rights and rights to appoint all directors and senior management personnel have been transferred to Bona New World. In addition, when permitted by PRC laws each of them granted to Bona New World or its designee irrevocable options to purchase all of their respective equity interests in these three entities at the lowest price permitted under applicable PRC laws.

Risks in relation to the VIEs structure

        The Company believes that Bona New World's contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company except Poly Film which is the noncontrolling shareholder of PolyBona Film Distribution and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

Corporate reorganization

        At the time that the Company's wholly-owned subsidiary, Bona New World, entered into the series of contractual arrangements above with the Company's VIEs, the Company was controlled (and had been since incorporation) by Mr. Dong Yu who held 93.5% of the issued equity. Immediately before entering into the contractual arrangements, the VIEs were also controlled by Mr. Dong Yu. This was therefore a transaction between entities under common control. Accordingly, the consolidated financial statements of the Company have been prepared as if the Company had been had been in existence and was the primary beneficiary of the VIEs throughout the periods presented.

Cinema Popular

        In October 2008, Bona Entertainment entered an agreement with Hurry Up Limited, a Hong Kong based company engaged in film production, to set up Cinema Popular Limited ("Cinema Popular") in Hong Kong to invest in films and hold copyright of films (the "Joint-venture Agreement"). Bona Entertainment and Hurry Up Limited each own 50% of the equity interest in Cinema Popular.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

        Through its control of the board of directors of Cinema Popular, Bona Entertainment controls Cinema Popular. As Bona Entertainment controls Cinema Popular and absorbs all of the expected losses of Cinema Popular, Bona Entertainment is the primary beneficiary of Cinema Popular and therefore consolidates Cinema Popular.

Subsidiaries and VIEs

        As of December 31, 2009, the Company's subsidiaries and the Group's variable interest entities included the following entities:

	Date of incorporation/ acquisition	Place of incorporation	Percentage of legal ownership
Subsidiaries
Beijing Bona New World Media Technology Co., Ltd. ("Bona New World")	June 7, 2007	PRC	100%
Bona Entertainment Company Limited ("Bona Entertainment")	July 1, 2008	Hong Kong	100%
Distribution Workshop (BVI) Ltd. ("Distribution Workshop BVI")	June 29, 2007	BVI	51%
Distribution Workshop (HK) Ltd. ("Distribution Workshop HK")	May 31, 2007	Hong Kong	51%
Variable interest entities
Beijing PolyBona Film Distribution Co., Ltd. ("PolyBona Film Distribution", subsequently renamed to Beijing Baichuan Film Distribution Co., Ltd.)	November 18, 2003	PRC	nil
Beijing Bona Film and Culture Communication Co., Ltd. ("Bona Film and Culture")	August 1, 2003	PRC	nil
Beijing Bona Advertising Co., Ltd. ("Bona Advertising")	April 28, 2005	PRC	nil
Cinema Popular Limited ("Cinema Popular")	October 15, 2008	Hong Kong	50%
Subsidiary of variable interest entities
Zhejiang Bona Film and Television Production Co., Ltd. ("Zhejiang Bona")	December 5, 2008	PRC	nil

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

        The following financial statement amounts and balances of the variable interest entities were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	December 31,
	2008	2009
Total assets	22,704,745	59,822,034

Total liabilities	(13,559,737)	(45,418,883)

	Years ended December 31,
	2007	2008	2009
Net revenue	22,398,483	23,340,507	36,111,044

Net income	2,302,434	2,471,903	5,825,288

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.
Basis of presentation

        The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

b.
Principles of consolidation

        The Group's consolidated financial statements included the financial statements of Bona International, its subsidiaries and VIEs. All intercompany transactions and balances were eliminated in consolidation.

c.
Revenue recognition

        The Group recognizes film-related revenues from the arrangements described as follows:

Distribution revenues

        The Group acquires film distribution rights as the principal or a participating distributor in mainland China and overseas from film producers.

        As the principal distributor, the Group recognizes distribution revenues when the films are exhibited in movie theaters. After the payments by the movie theaters of taxes and other governmental charges and deductions by movie theaters and theater circuits of their respective shares of the box office sales, the remaining amount (the "Distributable Amount") is remitted to the Group which the Group accounts for as its distribution revenues.

        The Group then shares the Distributable Amount with the film producer pursuant to the terms of the distribution agreement under which the Group is typically entitled to a fixed percentage of the

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Distributable Amount as its fees (the "Distribution Fees"). The Distributable Amount, after further deductions of the Distribution Fees and print and marketing expenses, except in rare cases where not reimbursable by the producer, is paid or payable to the producer and is accounted for as a cost of distribution revenues.

        The Group also generates revenues from advertising services such as "in-film" advertising, pre-screening advertising, selling poster space and promotions of films. Revenues from advertising services are recognized as advertisement is shown or upon services provided. Cost of advertising services primarily consists of the cost of acquiring advertising airtime.

        The Group also cooperates with other distributors to distribute films as a participating distributor but is not the primary obligor under the distribution arrangement and shares a fixed percentage of the distribution fees received by the principal distributor as the Group's commissions pursuant to its arrangement with the principal distributor. The Group records these commissions as its distribution revenues.

        For certain films the distribution rights of which are acquired by the Group, the Group sub-licenses such rights to international third party distributors and domestic and international non-theatrical channels including television and Internet companies for a particular term. Revenues from such sub-licensing arrangements are recognized when the following criteria are met: (i) an arrangement has been signed with a customer, (ii) the customer's right to use or otherwise exploit the intellectual property has commenced and there is no requirement for significant continued performance by the Group, (iii) licensing fees are either fixed or determinable and (iv) collectability of the fee is reasonably assured.

Copyright and participation revenues

        When the Group is not the principal distributor, but participates in the financing of film production in which the Group may also acquire all, a portion or none of the legal copyright in relation to the film, and bears a portion of the costs of financing, production, prints, promotion and advertising pursuant to the terms of the agreement for the production of the film, it generates revenues from such film production participation as follows:

  (a)
  Where the Group is entitled to receive a certain percentage of the net profit of the film, it periodically receives a report from the film producer about the net profit or loss of the film. The Group records its share of the net profit of the film into revenue according to the report.

  (b)
  In the case of licensing the Group's copyrights to international third party distributors and to other domestic and international non-theatrical channels, including television and Internet companies, for a particular term, the Group recognizes copyright revenues when the following criteria are met: (i) an arrangement has been signed with a customer, (ii) the customer's right to use or otherwise exploit the intellectual property has commenced and there is no requirement for significant continued performance by the Group, (iii) licensing fees are either fixed or determinable and (iv) collectability of the fee is reasonably assured.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In addition, the Group also acts as a talent agent for certain artists, where in certain cases the Group signs the service contract with the third party and in other cases, the Group and the artist together sign the service contract with the third party.

        Where the Group signs the service contract with third parties and is the primary obligor, the Group reports the gross amount of the service as revenue. Where the Group and the artist together sign the contract with a third party, the Group reports revenue at the total service amount net of the payment to the artist. For arrangements where the Group records the gross amount as its revenue, cost of talent agency service primarily consists of compensation paid to artists.

d.
Business tax

        From 2004 to 2013, PolyBona Film Distribution and Zhejiang Bona's share of movie theaters' box office revenues in the PRC are exempted from business tax. The Group's other PRC subsidiaries and VIEs are subject to business taxes at the rate of 5% on certain types of services and the related revenues are presented net of business taxes incurred. Business taxes deducted in arriving net revenue during 2007, 2008, and 2009 totaled $158,767, $161,881 and $349,172, respectively.

e.
Distribution rights

        Distribution rights include the unamortized costs of films for which the Group has acquired distribution rights, including completed films and films in production. In certain cases, the Group also shares the net profit of the film with the producers but does not receive any proportionate interest in the copyright of the film.

        Costs of acquiring film distribution rights are amortized using the individual-film-forecast method, whereby these costs are amortized in the proportion that current year's revenue bears to management's current estimate of ultimate revenue expected to be recognized from the exhibition or sub-licensing of the films.

        Film ultimate revenues include estimates of revenues from all markets and territories, including revenues associated with theatrical release of the film, revenues associated with home video sales, licensing sales to broadcast or cable networks. Film ultimate revenues forecasts include estimates over a period not to exceed ten years following the date of the film's initial release. Estimated ultimate revenues are revised at least annually.

f.
Production costs

        Production costs include expenditures for the production and acquisition of proportional copyright of films by the Group. Production costs include costs of productions and acquired proportional copyright of films which have been completed and costs of productions which are still in production. For films completed and on release, the related capitalized costs are amortized using the individual-film-forecast method, whereby these costs are amortized in the proportion that current year's revenue bears to management's current estimate of ultimate revenue expected to be recognized from the exhibition or licensing of the films.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        All of the Group's bank borrowing and other borrowings are dedicated to fund the production of its films. Capitalization of interest costs commences when a film is set for production and ends when a film is substantially complete and ready for distribution. The interest eligible for capitalization includes interest expense on bank borrowing and other borrowing.

        The Group enters into arrangements with third parties to jointly finance the production of some of its films and the Group distributes the film. The Group and the investors co-own the copyright and share the profit or loss of the film. The form of the arrangement is the sale of an economic interest in a film to an investor. The Group records the amount received from the investor as a reduction of its capitalized film costs, as the investor assumes full risk for that portion of the film asset acquired in these transactions.

g.
Impairment assessment

        Distribution rights and production costs are stated at the lower of amortized cost or estimated fair value. The valuation of distribution rights and production costs is reviewed on a title-by-title basis, when an event or change in circumstance indicates that the fair value of a film is less than its unamortized costs. The fair value of the film is determined using management's future revenues and costs estimates and a discounted cash flow approach. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film. The Group will not subsequently restore any amounts written off in previous fiscal years.

h.
Use of estimate

        The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include fair value of the Company's ordinary shares, fair value of warrants, allowance for doubtful accounts, useful lives and impairment of property and equipment, distribution rights, production costs, valuation allowance for deferred tax assets, film participation liabilities, film related revenues, film participation expense, and amortization of distribution rights and production costs.

i.
Property and equipment, net

        Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Leasehold improvements	lesser of original lease term or estimated useful life
Furniture and office equipment	5 years
Transportation equipment	5 years

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

j.
Impairment of long-lived assets other than distribution rights and production costs

        The Group reviews its long-lived assets other than distribution rights and production costs for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss as the excess of carrying amount over fair value of the assets.

k.
Equity method investments

        A company that is not consolidated, but over which the Group exercises significant influence, is accounted for under the equity method of accounting. Whether or not the Group exercises significant influence with respect to an affiliate depends on an evaluation of several factors including, among others, representation on the affiliated company's board of directors, impact of commercial arrangements, and ownership level, which is generally a 20% to 50% interest in the voting securities of the affiliated company. Under the equity method of accounting, the affiliated company's accounts are not reflected within the Group's consolidated balance sheets and statements of operations; however, the Group's share of the earnings or losses of the affiliated company is reflected in the caption "Equity in earnings or loss of an affiliate" in the consolidated statements of operations.

        When the Group's carrying value in an equity method affiliated company is reduced to zero, no further losses are recorded in the Group's consolidated financial statements unless the Group guaranteed obligations of the affiliated company or has committed additional funding. When the affiliated company subsequently reports income, the Group will not record its share of such income until it equals the amount of its share of losses not previously recognized.

        An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

l.
Film production financing

        To fund production of its films, the Group obtains financing through bank borrowings, and a variety of arrangements with other investors which are described below.

Other borrowings

        If the Group guarantees the third party provider of finance a fixed rate of return on the principal over a fixed term of period, the cash received from these investors is classified on the balance sheet as other borrowings. The Group accrues interest expense on other borrowings using the fixed rate of return.

Film participation liabilities

        For other financing, where the Group gives the third party provider of finance a fixed percentage of the film's worldwide net income, or a fixed percentage of the film's worldwide net income with guarantee of minimum rate of return on the principal, the cash received from these investors is

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accounted for as film participation liabilities, as the Group retains copyrights of the films and the arrangements do not involve sale of a proportionate undivided interest in the copyright to the third party participants.

        Under those arrangements where the participant is entitled to a share of the respective film worldwide net income, the Group records the participant's share of net income in film participation expense based on an effective interest rate method on an individual film-by-film basis. The Group starts to accrue for participation expense from the initial exhibition of the film. The effective interest rate is calculated based on the initial investments by the third party participants and a series of future cash outflows to the participants estimated by the Group using the same estimates of revenue determined in using the individual-film-forecast method as discussed above under amortization of own production costs. The rate is then applied to the outstanding film participation liabilities balance specific to the film to determine the current period's film participation expense related to that film.

        If a film underperforms, the final redemption amount is estimated to be lower than the amount originally invested by third party participants. A negative effective interest rate is calculated and applied to the outstanding film participation liabilities balance to determine the current period's reduction of film participation expense.

        Under those arrangements where the participant is entitled to a share of the respective film worldwide net income with guarantee of a minimum rate of return on the principal, if at any point of time, the management determines that the accrued film participation financing liability is not sufficient to cover the guaranteed minimum rate, an additional liability will be accrued based on the guaranteed minimum rate of return.

        Film participation liabilities that are expected to be paid in one year after the period end are classified as current liabilities. Other film participation liabilities are classified as non-current liabilities.

m.
Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

n.
Comprehensive income

        Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statement of equity and comprehensive income.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

o.
Beneficial conversion feature

        For convertible instruments, a beneficial conversion feature is calculated at its intrinsic value (that is, the difference between the conversion price and the fair value of the ordinary stock into which the instrument is converted into, multiplied by the number of shares into which the instrument is convertible) at the commitment date. A portion of the proceeds from issuance of the convertible instruments, equal to the intrinsic value, is then allocated to additional paid-in capital.

        For convertible instruments that have a stated redemption date (such as debt and mandatorily redeemable preferred share), the discount resulting from recording a beneficial conversion option is accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs.

        In circumstances in which the instrument is converted prior to amortization of the full amount of the discount, the remaining unamortized discount at the date of conversion is immediately recognized as interest expense or as a dividend, as appropriate.

p.
Foreign currency translation

        The functional currency of the Company is the United States dollar ("U.S. dollars"). The financial records of the Group's subsidiaries and VIEs located in the PRC and Hong Kong are maintained in their local currencies, the Renminbi ("RMB"), and Hong Kong Dollar ("HK$"), respectively, which are also the functional currencies of these entities.

        Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

        The Group's entities with functional currency of RMB and HK$ translate their operating results and financial position into the U.S. dollar, the Company's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

q.
Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places its cash and cash equivalents and term deposits with financial institutions with high-credit ratings and quality.

        The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. Information relating to the Group's major customers is summarized in Note 25.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

r.
Fair value of financial instruments

        Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, amounts due from/to related parties, warrants, bank borrowings, other borrowings and film participation liabilities. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and amounts due from/to related parties approximate their fair values due to short-term maturities. The warrants are carried at fair value. The fair value of bank borrowings, other borrowings and film participation liabilities approximates their carrying value.

s.
Net income per share

        Basic net income per ordinary share is computed by dividing net income attributable to ordinary shareholders of Bona International by the weighted average number of ordinary shares outstanding during the period.

        Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

        The Group's convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group applies the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, undistributed net income should be allocated on a pro rata basis to the ordinary and preferred shares to the extent that each class may share income for the period; whereas the undistributed net loss is allocated to ordinary shares because preferred shares are not contractually obligated to share the loss.

        The Group had convertible redeemable preferred shares, warrants and stock options, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted income per share, the effect of the convertible redeemable preferred shares is computed using the as if-converted method; the effect of the warrants and stock options is computed using the treasury stock method.

        Pro forma net income per share for the year ended December 31, 2009 is not presented because the effect of the conversion of the outstanding Series A and Series B convertible redeemable preferred shares using the conversion ratios of approximately 1:1.8421 and 1:1, respectively, would have resulted in a pro forma net income per share equal to the actual net income per share for the year ended December 31, 2009.

t.
Fair value

        Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

  •
  Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

  •
  Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, is counted cash flow models, and similar techniques.

u.
Business combinations

        Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application which made certain changes to the previous authoritative literature on business combinations.

        From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interests of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Previously, any noncontrolling interest was reflected at historical cost.

        Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition. For shares issued in a business combination, the Company has estimated the fair value as of the date of acquisition.

        Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings. For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

v.
Recently issued accounting standards

        In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity's involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

        The new guidance is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter.

        The Company has had four variable interest entities, which it has consolidated under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of those entities. Because the Company, through its wholly owned subsidiary, has (1) the power to direct the activities of the four variable interest entities that most significantly affect the entity's economic performance and (2) the right to receive benefits from the four variable interest entities, it will continue to consolidate the four variable interest entities upon the adoption of the new guidance which therefore has no accounting impact.

        This new guidance was adopted by the company on January 1, 2010. It also requires certain disclosures to be made in respect of prior periods and these financial statements now include those disclosures.

        In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

        In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and non-software components that function together to deliver the product's essential functionality. That is, the entire product (including the software

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and non-software components function together to deliver the product's essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

        In January 2010, the FASB issued authoritative guidance on accounting for distributions to shareholders with components of stock and cash. The objective of this new guidance is to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of accounting treatment of equity and earnings per share. This new guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

        In January 2010, the FASB issued authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

        In April 2010, the FASB issued an authoritative pronouncement on milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

        In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group does not expect the adoption of this pronouncement to have any impact on its financial condition or results of operations.

3. ACCOUNTS RECEIVABLES

        Net accounts receivable consists of the following for the years ended December 31, 2008 and 2009:

	December 31,
	2008	2009
Accounts receivable	4,695,462	19,513,068
Allowance for doubtful accounts
Beginning balance as of January 1	20,535	21,947
Write-offs	—	—
Exchange effect	1,412	21
Additional allowance during the year	—	—

Less: ending balance of allowance for doubtful accounts	21,947	21,968

Accounts receivable, net	4,673,515	19,491,100

        As the Group generally does not have credit risk in movie theaters box office sales, allowance for doubtful accounts relates to accounts receivable from film licensing revenues, advertising and talent agency services.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following at:

	December 31,
	2008	2009
Amount due from third parties	3,740,135	4,383,017
Prepaid film cost	80,358	702,967
Promotion and print costs paid on behalf of film producers	55,046	1,436,031
Prepaid advertising expenses	—	229,725
Rental deposit	32,484	104,930
Other prepaid expenses	208,368	168,882

Total	4,116,391	7,025,552

        Amounts due from a third party represent receivables from third parties for working capital and expenses the Group paid on behalf of an independent third party. Prepaid film cost represents amounts paid in 2009 to secure the service of an individual to be the director of three films over the next year. The prepaid film cost will be amortized on a film-by-film basis. None of the films' production had commenced as of December 31, 2009.

5. DISTRIBUTION RIGHTS

	Years ended December 31,
	2008	2009
Released:
Beginning balance as of January 1	1,277,320	691,913
Addition	8,513,169	4,737,758
Amortization	(8,991,513)	(4,335,053)
Exchange difference	(107,063)	706

Ending balance as December 31	691,913	1,095,324

In production	3,155,993	4,455,070

Total	3,847,906	5,550,394

        The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2009 is $578,633, and the Group expects to amortize 100% of such costs within three years from December 31, 2009.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

6. PRODUCTION COSTS

	December 31,
	2008	2009
Beginning balance for completed films as of January 1	—	—
Addition:
Capitalized interest expenses	—	352,981
Compensation of directors	—	2,935,783
Compensation of actors and actresses	—	4,397,000
Compensation of other production staff	—	3,309,669
Set construction and decoration	—	3,905,279
Travelling allowances	—	2,277,405
Prints	—	850,722
Other miscellaneous costs	—	978,024
Amortization	—	(9,348,111)
Exchange difference	—	3,482

Subtotal for completed films	—	9,662,234

Beginning balance for films in production and not released as of January 1	—	3,785,691
Addition:
Capitalized interest expenses	37,857	60,806
Compensation of directors	435,354	699,273
Compensation of actors and actresses	757,138	1,216,127
Compensation of other production staff	75,714	121,613
Set construction and decoration	2,175,559	3,161,930
Travelling allowances	181,713	291,870
Prints	66	316,193
Other miscellaneous costs	132,499	209,315
Exchange difference	(10,209)	3,508

Subtotal for films in production and not released	3,785,691	9,866,326

Ending balance as December 31	3,785,691	19,528,560

        The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2009 is $6,992,505, and the Group expects to amortize 95% of such costs within three years from December 31, 2009.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

7. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consisted of the following at:

	December 31,
	2008	2009
Leasehold improvements	126,816	126,935
Furniture and office equipment	140,667	202,080
Transportation equipment	526,721	527,214

	794,204	856,229
Less: accumulated depreciation	(371,092)	(514,493)

Property and equipment, net	423,112	341,736

        Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was $113,735, $172,700 and $143,001, respectively.

8. COST METHOD INVESTMENT

        In April 2008, PolyBona Film Distribution invested $28,565 for 16.67% of equity interest in Wuhan Lianzhong Digital Film Technology Co., Ltd., a company established in the PRC that is mainly engaged in digital film production and distribution.

9. INVESTMENT IN EQUITY AFFILIATES

        The Group's equity method investees include:

Investee	Amount invested	Legal ownership	Date invested	Business
Wisdom Sea Group Limited (BVI).	$4	40%	January 2008	Shell company
Beijing Bona Yinglong Culture Agency Company Limited ("Bona Yinglong")	$289,737	40%	June 2008	Artist agency
Beijing Bona Meitao Culture and Media Company Limited ("Bona Meitao")	$573,235	51% Note (1)	June 2008	Artist agency, film and television content production

(1)
The Group can nominate three out of five board members of Bona Meitao. However any significant board resolutions related to operating and financial activities of Bona Meitao need two-third board members' approval. The Group concludes it does not have control over Bona Meitao, and accounted for this investment on the equity basis from its inception.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

9. INVESTMENT IN EQUITY AFFILIATES (Continued)

        The Group's share of the equity method investees' profit or loss and distributions in 2008 and 2009 are as below:

	Bona Yinglong	Bona Meitao
Beginning balance in 2008	—	—
Investment in equity affiliates	289,737	573,235
Share of 2008 loss	(89,734)	(116,177)
Distribution	—	(86,392)
Exchange difference	(1,451)	(3,269)

Balance as of December 31, 2008	198,552	367,397
Share of 2009 profit (loss)	(86)	172,859
Distribution	—	(175,670)
Exchange difference	—	(2)

Balance as of December 31, 2009	198,466	364,584

        The financial statement amounts and balances of Bona Meitao, the Group's equity method investee, as shown in Bona Meitao's financial statements were as follows:

	As of and for the year ended December 31,
	2008	2009
Total current assets	268,345	788,005
Total assets	421,102	909,151
Total current liabilities	67,326	215,967
Total liabilities	67,326	215,967
Total net revenue	313,244	1,379,474
Net (loss) income	(227,798)	344,451

        The financial statement amounts and balances of Bona Yinglong, the Group's equity method investee, as shown in Bona Yinglong's financial statements were as follows:

	As of and for the year ended December 31,
	2008	2009
Total current assets	731,578	732,264
Total assets	731,578	732,264
Total current liabilities	227,968	228,396
Total liabilities	227,968	228,396
Total net revenue	—	—
Net loss	(224,335)	(214)

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

10. GOODWILL

        The Group's goodwill was generated from the acquisition of 100% of equity interest in Bona Entertainment on July 1, 2008. Bona Entertainment is a company owned by the Company's principal shareholder, Mr. Dong Yu, in Hong Kong. The total consideration was $38,470, and all paid in 2008.

        Changes in the carrying amount of goodwill and other intangible assets for the years ended December 31, 2008 and 2009, consisted of the following:

	December 31,
	2008	2009
Balance, beginning of the year	—	34,687
Acquisition of Bona Entertainment	34,687	—
Foreign exchange difference due to translation	—	193

Balance, end of the year	34,687	34,880

        No goodwill impairment loss was recognized in 2007, 2008 and 2009.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consisted of the following at:

	December 31,
	2008	2009
Advance from third parties	3,588,455	5,113,221
Advance from customers	307,260	2,452,268
Other account payable to third parties	536,464	830,639
Payables to producers	—	1,318,063
Other taxes and fees payable	523,369	668,092
Accrued welfare and other social expenses	3,606	3,558

Total	4,959,154	10,385,841

        Advance from third parties represents amounts payable to third parties for working capital. Advance from customers represents payments received from customers for licensing arrangements and deferred until all the criteria for revenue recognition are met. Other account payable to third parties primarily represents payables for film developing, printing, and advertising fees. Payables to producers represent investment in films by other parties collected on behalf of film producers.

        Accrued welfare and other social expenses were for the payments of miscellaneous welfare expense, pension, and other social insurance to employees of the Group.

12. BANK BORROWING

        In May 2009, the Group borrowed two bank loans with principals totaling $6,590,317 (equivalent of RMB45 million) from a PRC commercial bank on the condition that the loans would be invested in two specific films. The loans were to be repaid by November 15, 2010. The annual interest rate was

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

12. BANK BORROWING (Continued)

5.94% for the first 12 months, and then should be adjusted to 110% of the annual interest rate published by People's Bank of China in May 2010. The two loans were personally guaranteed by the Company's principal shareholder, Mr. Dong Yu and his wife. The Group also pledged copyright to three films, including Bodyguards and Assassins, The Road Less Travelled and Overheard, as collateral. Interest expenses accrued for these two loans were $164,157 in 2009 in which $145,792 was capitalized to production costs in 2009. Interest expense of $18,365 was paid to the bank and no principal was paid to the bank as of December 31, 2009.

13. OTHER BORROWINGS

        In March 2009, the Group entered into a film financing agreement with a third party investor. Under the agreement, the investor paid $4,390,201 (equivalent of RMB30 million) to the Group on the condition that the Group would use the financing proceeds in a film named Bodyguards and Assassins, to be produced by Cinema Popular, a VIE of the Company. The payments were made in four batches. The Group guaranteed to pay the investor principal and accumulated interest RMB32.4 million no later than October 1, 2010. The Group accrued interest of $179,508 on this borrowing in 2009 using the effective interest rate of 5%.

        The Company also entered into a similar agreement with another investor in April 2009. Under the agreement, the investor paid $1,460,557 (equivalent of RMB10 million) to invest in production of the same film and the Company guaranteed to pay back RMB10.6 million before June 30, 2010. The Group accrued interest of $51,806 on this borrowing in 2009 using the effective interest rate of 5%.

	December 31,
	2008	2009
Beginning balance as of January 1	—	—
Received from investors	—	5,850,758
Accrued interest	—	231,314
Exchange difference	—	7,301

Ending balances as of December 31	—	6,089,373

        Capitalized interest expense in film production cost for the years ended December 31, 2008 and 2009 was nil and $207,333, respectively.

14. FILM PARTICIPATION LIABILITIES

        In the film production financing arrangements, amounts provided by the third party investor for a fixed percentage of the film's worldwide net income are reflected as a film participation liability. A film's worldwide net income is defined as the film's distribution revenue, less promotion and print costs, and distribution fees. The difference between the ultimate film participation expenses expected to be paid to participants and the amount provided by participants is amortized as a charge to or a reduction of film participation expense under the individual film-forecast-method.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

14. FILM PARTICIPATION LIABILITIES (Continued)

        Film participation liabilities related to Overheard entered into in 2008:

Initial participation amount	Term
$438,943 (equivalent of RMB3 million)	10% of worldwide net income of the film for 10 years from the initial exhibition of the film in the mainland China. The Group guarantees to pay back the principal in 6 months from the initial exhibition of the film in mainland China.
$877,886 (equivalent of RMB6 million)
20% of worldwide net income of the film for 10 years from the initial exhibition of the film in the mainland China. The Group guarantees to pay back the principal in 6 months from the initial exhibition of the film in mainland China.
$512,100 (equivalent of RMB3.5 million)
4% of worldwide net income of the film for 10 years from the initial exhibition of the film in the mainland China. The Group guarantees to pay back the principal and 8% annual return on the principal in one year.
$877,886 (equivalent of RMB6 million)
20% of worldwide net income of the film for 10 years from the initial exhibition of the film in the mainland China. The Group guarantees to pay back the principal in 6 months after the initial exhibition of the film in mainland China. (1)

Note (1): The participation agreement was terminated in December 2009 and the Group repaid the principal $877,886 to the investor in January 2010.

        Film participation liabilities related to Bodyguards and Assassins entered into in 2009:

Initial participation amount	Return
$2,694,707 (equivalent of RMB18.4 million)	20% of worldwide net income of the film for 10 years from the initial exhibition of the film in the mainland China.
$1,347,354 (equivalent of RMB9.2 million)	10% of worldwide net income of the film for 10 years from the initial exhibition of the film in the mainland China.
$1,464,515 (equivalent of RMB10 million)
9.8% of worldwide net income of the film for 10 years from the initial exhibition of the film in the mainland China. The Group guarantees to pay back the principal of RMB10 million. The participant also distributes this film in its own movie theaters in the mainland China and receives 2% of the mainland China distribution revenue of this film.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

14. FILM PARTICIPATION LIABILITIES (Continued)

        Participation liabilities related to an episodic television series named Caravans with ring entered into in 2008 and 2009:

Initial participation amount	Term
$585,806 (equivalent of RMB4 million)	26.7% of worldwide net income of the series for 10 years from the initial exhibition of the series in the mainland China.
$439,354 (equivalent of RMB3 million)	20% of worldwide net income of the series for 10 years from the initial exhibition of the series in the mainland China.

        Film participation liabilities related to The Road Less Travelled entered into in 2009:

Initial participation amount	Term
$732,257 (equivalent of RMB5 million)	33.3% of worldwide net income of the series for 10 years from the initial exhibition of the series in the mainland China. The Group guarantees to pay back the principal before December 1, 2010.

        The table below summarizes the movement of film participation liabilities:

	December 31,
	2008	2009
Beginning balance as of January 1	—	1,346,092
Received from participants	1,324,675	8,622,547
Accrued participation expense	—	1,244,482
Payments made during the year	—	(439,174)
Participation to be returned	—	(878,349)
Exchange difference	21,417	4,189

Ending balances as of December 31	1,346,092	9,899,787

        Payments made during the year include interest of $129,668 and principal of $309,506. The Group expects to pay $8,337,483 of the accrued participation liabilities during the twelve months after December 31, 2009.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

15. INCOME TAXES

        The current and deferred components of income tax expense (benefit) are as follows:

	For the year ended December 31,
	2007	2008	2009
Income taxes expenses/(benefits):
Current
PRC	66,095	1,069,166	330,302
Hong Kong	—	—	9,305
Deferred
PRC	(9,081)	2,444	(960)
Hong Kong	—	—	—

	57,014	1,071,610	338,647

British Virgin Islands

        Under the current BVI law, income from Bona International is not subject to taxation.

Hong Kong

        No provision for Hong Kong Profits Tax was made for the years ended December 31, 2007, 2008 and 2009 on the basis that Bona Entertainment, Cinema Popular and Distribution Workshop (HK) Ltd. did not have any assessable profits arising in or derived from Hong Kong for the years.

PRC

        The Group's PRC entities were subject to PRC Enterprise Income Tax (EIT) on the taxable income in accordance with the relevant PRC income tax laws (the "Old EIT Law"). In 2007, the EIT rate for the Group's entities operating in the PRC was 33% with the following exceptions.

        In 2007, PolyBona Film Distribution's share of movie theaters' box office revenues in the PRC was exempted from the income tax by the relevant local tax authority's interpretation of Beijing State Taxation Bureau according to Cai Shui [2007] No. 24 the Notice on Preferential Policies regarding Corporate Income by Publication and Cultural Industry issued by PRC Ministry of Finance and General Taxation Bureau.

        Bona Advertising and Bona Film and Culture were subject to income tax at a special concession rate of 33% on the deemed profit at 10% of their revenues for year 2007 as approved by the relevant local tax authority.

        On March 16, 2007, the National People's Congress adopted the Enterprise Income Tax Law (the "New EIT Law"), which became effective January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. For 2008 and thereafter, the EIT rate for the Group's entities operating in the PRC was 25% with the following exceptions.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

15. INCOME TAXES (Continued)

        Bona Advertising was subject to income tax at a special concession rate of 25% on the deemed profit at 6% of their revenues for year 2009 as approved by the relevant local tax authority.

        Zhejiang Bona was established in Zhejiang in December 2008. It had no taxable income in 2008 and was exempted from income tax for the years from 2009 to 2010 pursuant to an approval by the relevant local tax authority in June 2009.

        The principle components of the Group's deferred income tax assets and liabilities are as follows:

	December 31,
	2008	2009
Deferred tax assets
Allowance for doubtful accounts	5,487	5,492

Current deferred tax assets	5,487	5,492

Property and equipment	1,150	2,105
Net operating loss carry forwards	59,781	35,439
Less: valuation allowance	(59,781)	(35,439)

Non-current deferred tax assets	1,150	2,105

        The Group had net operating losses of $288,781, and $180,559 from the Group's PRC and Hong Kong entities as of December 31, 2008 and 2009. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. As of December 31, 2008 and 2009, valuation allowance was $59,781 and $35,439, respectively, which were provided against deferred tax assets arising from net operating losses of these PRC and Hong Kong entities due to the uncertainty of realization.

        The net operating loss carry forwards for the Group's PRC entities as of December 31, 2009 will expire on various dates through 2014.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

15. INCOME TAXES (Continued)

        A reconciliation between the provision for income tax computed by applying statutory PRC enterprise income tax rate of 33% in 2007 and 25% in 2008 and thereafter, and the actual provision of income taxes is as follows:

	For the year ended December 31,
	2007	2008	2009
Net income before income tax provision	2,059,415	1,718,476	5,625,539
Statutory tax rate in the PRC	33%	25%	25%
Income tax at statutory tax rate in the PRC	679,607	429,619	1,406,385
Non-deductible expenses	287,365	50,721	224,644
Effect of tax holidays and concessions	(1,012,114)	—	(1,327,546)
Effect of income tax rate difference in other jurisdiction	84,029	549,616	59,506
Changes in valuation allowance	18,127	41,654	(24,342)

Income tax expenses	57,014	1,071,610	338,647

        If the tax holidays and concessions including tax exemption and preferential tax rates granted to PolyBona Film Distribution, Bona Film and Culture, Bona Advertising and Zhejiang Bona were not available, changes in provisions for income taxes and net income per share would have been as follows:

	For the years ended December 31,
	2007	2008	2009
Changes in income tax expenses	1,115,934	—	1,395,003
Decrease in net income per ordinary share-basic	0.10	—	0.11
Decrease in net income per ordinary share-diluted	0.10	—	0.11
Decrease in net income per Series A preferred share—basic	0.10	—	0.11
Decrease in net income per Series B preferred share—basic	N/A	N/A	0.11

        The Group did not identify significant unrecognized tax benefits for years ended December 31, 2008 and 2009. The Group did not incur any interest and penalties related to potential underpaid income tax expenses.

        Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for the New EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

15. INCOME TAXES (Continued)

Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10%.

        Aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution to the Company of approximately $217,863 and $5,231,858 at December 31, 2008 and 2009 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

        There are no ongoing examinations by taxing authorities at this time. The Group's various tax years from 2003 to 2009 remain open in various taxing jurisdictions.

16. CONVERTIBLE NOTES

        In May and June 2007, the Company issued two convertible notes (the "Convertible Notes") of $3,000,000 to two financial investors ("the Holders"), with an interest rate of 5% per annum compounded monthly. All of the outstanding principal and accrued interests are due and payable in ninety days after issuance (the "Maturity Date"). If a qualified equity financing (meaning an equity financing of the Company that values the Company at no less than $17,500,000 and results in the Company receiving no less than $8,000,000 of gross proceeds) occurs prior to the Maturity Date, the Holders have the right to convert the principal and the accrued interest of the Convertible Notes into preferred shares at conversion price equal to the per share purchase price of such qualified equity financing. If the Company failed to pay upon demand made by the Holders on or after the Maturity Date, any and all unpaid principal and accrued interest, the interest rate of the Convertible Notes would increase to 12% per annum compounded monthly.

        In conjunction with the issuance of the Convertible Notes, the Company also issued stock purchase warrants providing for the rights to purchase 87,888 Series A preferred shares of the Company at the exercise price of $2.56 per share (See Note 17). The proceeds from the Convertible Notes offerings were allocated between the Convertible Notes and the warrants using the residual value method as the warrants are liability warrants. The proceeds allocated to the Convertible Notes were $2,866,694, which resulted a beneficial conversion feature of $133,306, representing the amount of the total fair value of 1,171,875 shares of Series A preferred shares on the commitment date in excess of the $2,866,694, and was credited to additional paid-in capital. The fair value of the Series A preferred shares on the commitment date was determined to be $2.56 per share based on the issuance price of Series A preferred shares issued in July 2007. The allocation of proceeds to warrants and the beneficial conversion feature resulted in a total debt discount of $266,612.

        In July 2007, the Convertible Notes were converted into 1,171,875 shares of Series A preferred shares. Interest expense on the Convertible Notes during the period ended December 31, 2007 comprised of accrued interest expense $21,499 and the debt discount of $266,612.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

17. WARRANTS

        In conjunction with the issuance of the Convertible Notes (See Note 16), the Company also issued stock purchase warrants to the Convertible Notes holders, providing for the rights to purchase certain number of Series A preferred shares of the Company. As the warrants are for Series A convertible redeemable preferred shares, the warrants are classified as a liability, recorded at fair value at issuance date, and subsequently marked to market at each reporting period end.

        The number of Series A preferred shares the warrants holder could purchase was 87,888 at issuance. The warrant exercise price, which equals to the conversion price of Series A preferred shares, was adjusted from $2.56 per share at issuance to $1.39 per share as of December 31, 2007 according to the 2007 net profit adjustment conversion provision in the Series A preferred shares agreement (see Note 18). The stock purchase warrants will expire five years from the date of grant.

        On June 12, 2009, the warrants holders exercised all the warrants using the net share settlement. 37,257 shares were surrendered in lieu of payment of exercise price. As a result, the Company issued 50,631 Series A preferred shares to the warrant holders.

        The fair value of the warrants was $133,306 at the grant date. As of December 31, 2007, 2008, and June 12, 2009, the fair value of the warrants was $133,489, $439,539, $320,088, respectively.

        The change in fair value of warrants was $183, $306,050, $(119,451) in 2007, 2008, and 2009, respectively. The warrants were classified as a Level 3 liability because the Group used unobservable inputs to value them, reflecting the Group's assessment of the assumptions market participants would use in valuing the warrants.

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES

        In July 2007, the Holders of the Convertible Notes converted $3,000,000 in principal and $21,499 in accrued interest into 1,171,875 shares of Series A convertible redeemable preferred shares ("Series A preferred shares"). The Company also issued 1,953,125 shares of Series A preferred shares at $2.56 per share to the Holders for $5,000,000 of cash before issuance costs of $112,845.

        In July 2009, the Company issued a total of 2,897,897 Series B convertible redeemable preferred shares ("Series B preferred shares"), in which 1,241,958 shares of Series B-1 preferred shares at the price of $2.82 per share for a cash consideration of $3,500,000, and 1,655,939 shares of Series B-2 preferred shares at the price of $3.62 per share for a cash consideration of $6,000,000, respectively. The issuance cost is $546,316. The significant terms of the Series B preferred shares are as follows:

        The significant terms of the Series A and B preferred shares are as follows:

Voting rights

        The Series A and B preferred shares vote together with the ordinary shares on an as-converted basis, and not as a separate class.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Dividends

        No dividend can be paid on ordinary shares at a rate greater than the rate at which dividends are paid on Series A and B preferred shares. Series A and B preferred shares are participating securities.

Liquidation preference

        In the event of any liquidation, dissolution or winding up of the Company, Series B preferred shareholders have preference to Series A preferred shareholders. Out of the proceeds, Series B preferred shareholders first receive an amount equal to 150% of Series B original issue price and all declared but unpaid dividends, then Series A preferred shareholders receive an amount equal to 150% of Series A original issue price and all declared but unpaid dividends. The remaining balance of any proceeds shall be distributed ratably among the holders of the ordinary shares and the holders of the Series A and B preferred shares (on an as-converted basis).

Conversion

  –
  Optional Conversion:  Series A and B Preferred Shares are convertible at the holder's option to ordinary shares. The initial conversion ratio was one for one, subject to certain general anti-dilution adjustments.

  –
  Down-round provision:  If after the Series A or B original issue date, the Company issues additional equity security without consideration or at a per share price lower than the then effective Series A conversion price, the Series A conversion price will be adjusted down to equal to the new issuance price.

  –
  2007 net profit adjustment:  The Series A conversion price shall automatically be adjusted with effect from December 31, 2007, based on whether the Group's 2007 net profit could reach certain target or not. The Series A conversion price was adjusted from $2.56 per share to $1.39 per share as of December 31, 2007 according to this provision. The effective conversion ratio was approximately 1:1.8421 as a result of the conversion price adjustment.

  –
  2009 net profit adjustment:  If the 2009 net profit (net profit of 12 months ended March 31, 2010) is less than $6,593,407 (regardless of 2008 net profit), the Series B-2 conversion price will be adjusted with effect from March 31, 2010.

  –
  Automatic Conversion:  All Series A and B preferred shares will be automatically converted into ordinary shares of the Company, at the then applicable conversion price, upon (i) the consummation of a public offering of the ordinary shares of the Company with a minimum market capitalization of $300 million and gross cash proceeds of at least $60 million (a "Qualified IPO"), or (ii) as requested by at least 50% of the holders of all outstanding Series A and Series B preferred shares, respectively.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Redemption rights

        At any time on or after 48 months from July 2007 ("Maturity Date") or 48 months from the Series B original issue date in the case of Series B preferred shares, and in the event that a Qualified IPO has not occurred prior to such date, the Series A or B preferred shares holders have the right to request the Company to redeem all of the Series A or B preferred shares for an aggregate consideration, equal to the higher of: (i)140% of the issuance price, plus any declared but unpaid dividends, or (ii) the fair market value of the Series A or B preferred shares (exclusive of liquidity event, fire sale or minority ownership discounts) as determined by an independent appraiser mutually agreeable to the Company and the lead investor.

        Because the redemption price of Series A preferred shares and Series B preferred shares is linked to the fair value of the underlying preferred shares, the conversion feature is a derivative and required to be bifurcated from Series A preferred shares and Series B preferred shares, and recognized at fair value. The Group recorded a derivative of $729,000 at the issuance date of Series A preferred shares, July 10, 2007 and $301,000 at the issuance date of Series B preferred shares, July 7, 2009; and subsequently recognized the changes in fair value of $31,000, $(1,994,000) and $90,000 in the consolidated statements of operations for 2007, 2008 and 2009, respectively.

        Because the Series A preferred shares and Series B preferred shares are automatically convertible into ordinary shares upon a Qualified IPO, the ability of holders to redeem Series A preferred shares and Series B preferred shares on or after July 2011 and July 2013, respectively, is contingent upon a Qualified IPO not occurring in four years after issuance date of such shares. Because the exercise of the redemption rights is outside of the control of the Company, the Group deemed redemption to be probable and has accreted the Series A preferred shares and Series B preferred shares to their redemption value. Management has elected to recognize the change in the redemption value over the period from the date of issuance to the earliest redemption date of the Series A preferred shares and Series B preferred shares using the effective interest rate method. As a result, the Group recognized $381,073, $873,652 and $973,399 as deemed dividends on Series A preferred shares during the years ended December 31, 2007, 2008 and 2009, respectively, and $421,586 during 2009 as deemed dividends on Series B preferred shares which reflects the accretion changes in redemption value assuming the redemption value is 140% of the issuance price.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

18. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        The table below summarizes the movement of Series A and B convertible and redeemable preferred shares:

Series A preferred shares
Beginning balance as of January 1, 2007	—
Issuance of Series A preferred shares(i)	7,179,654
Accretion of redemption value	381,073

Ending balance at December 31, 2007	7,560,727

Accretion of redemption value	873,652

Ending balance at December 31, 2008	8,434,379

Issuance of Series A preferred shares upon exercise of warrants	320,088
Accretion of redemption value	973,399

Ending balances as of December 31, 2009	9,727,866

Series B preferred shares
Beginning balance as of January 1, 2009	—
Issuance of Series B preferred shares(ii)	8,652,684
Accretion of redemption value	421,586

Ending balances as of December 31, 2009	9,074,270

(i)
This amount represents the net proceeds of $7,908,654 less the amount of $729,000 recognized as a derivative.
(ii)
This amount represents the net proceeds of $8,953,684 less the amount of $301,000 recognized as a derivative.

19. FAIR VALUE MEASUREMENTS

        The Company did not have any assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2007, 2008 and 2009.

        The Company determines the fair value of the derivative liabilities associated with the issuances of the Series A preferred shares and Series B preferred shares with the assistance of American Appraisal China Limited, an independent third party valuation firm. The Company used "with-and-without" approach which takes into consideration the fair value increment between the scenario where the conversion option is not in place and the scenario where the conversion option is in place.

        The first step of this approach is to determine the fair value of the Company's equity interest as of various valuation dates. In determination of fair values of the Company's equity interest, the Company considered both market approach and income approach, and selected the methodology that is most indicative of its fair value in an orderly transaction between the Company and market participants as of the measurement dates.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

19. FAIR VALUE MEASUREMENTS (Continued)

        The equity value is then allocated using option pricing method among the different classes of shares of the Company to determine the fair value of ordinary shares, Series A and Series B preferred shares under the scenario where the conversion option is not in place and the scenario where the conversion is in place, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid "Valuation of Privately Held Company Equity Securities Issued as compensation".

        The option pricing model considers the Series A preferred shares, Series B preferred shares, and ordinary shares as call options on the Company's equity value, with strike prices based on the redemption price of the Series A preferred shares and Series B preferred shares. Under the scenario where the conversion option is not in place, if, at the time of redemption occurs, the value of equity interest exceed the sum of redemption price of the preferred shares, the holders of preferred shares will only receive an amount up to the redemption price and each dollar of value in excess of the total redemption price should be distributed to holders of ordinary shares. Under the scenario where the conversion is in place, if, at the time redemption occurs, the value of equity interest goes up further to a point (the "Conversion Point") that the interest shared by the holders of preferred shares exceeds the redemption price the when they select to convert the preferred shares into ordinary shares, each dollar of value in excess of the Conversion Point shall be distributed to the holders of preferred shares on as-converted basis. The analysis also incorporated estimates of probabilities of the events, such as an initial public offering, that will trigger the exercise of the conversion right.

        The key assumptions used in valuation of the derivative liabilities are summarized in the table below:

	December 2007	December 2008	December 2009
Total fair value of equity interest (USD' million)	16.2	44.0	63.3
Expected life (years)(1)	3.3	2.3	3.5
Expected volatility(2)	72%	74%	39%
Risk free interest rate(3)	4.3%	3.0%	2.8%
Minimum redemption price of the preferred shares	140% of original issuance price plus any declared but unpaid dividend
Estimated probability of events that trigger the exercise of conversion option(4)	20%	20%	20%

(1)
Expected life of the embedded derivatives

The expected life of the embedded derivatives was estimated based on the period between the valuation dates and the maturity dates of the preferred shares. For valuation of the embedded derivative of Series A preferred shares from 2007 to June 2009, the maturity date was considered as 48 months from the issuance date of the Series A preferred shares. After the issuance of Series B preferred shares in July 2009, the maturity date was considered as 48 months from the issuance date of Series B preferred shares.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

19. FAIR VALUE MEASUREMENTS (Continued)

(2)
Volatility

The volatility of the underlying ordinary shares during the life of the embedded derivatives was estimated based on average historical volatility of comparable companies for the period before the valuation date with lengths equal to the life of the embedded derivatives.

(3)
Risk-free interest rate

Risk free interest rate is estimated based on the yield to maturity of PRC international government bonds with maturity term close to the life of the embedded derivatives.

(4)
Estimated probability of events that trigger the exercise of conversion option

The estimated probability of events that trigger the exercise of conversion option was determined with consideration of the Company's stage of development, potential liquidity events, such as redemption or initial public offering, the plans of the Company's board of directors and management, and the total fair value of equity interest relative to the redemption price of the preferred shares, as of the valuation dates.

        From July 2007 to December 2007, the fair value of the embedded conversion option associated with the Series A Preferred Shares decreased slightly by US$31,000. The Company believes the decrease in fair value of the embedded derivative was primarily attributable to the decrease in the remaining time to redemption event, which is an input parameter of the option pricing model described above, and hence the implied life of the conversion option associated with Series A preferred shares by approximately half a year.

        For the year ended December 31, 2008, the fair value of the embedded conversion option associated with the Series A preferred shares increased by US$2.0 million. The Company believes the increase in the fair value of the embedded derivative during this period was due to the increase in the fair value of the Company's equity interest, which, in turn, was primarily attributable to the following:

  •
  During 2008, the Company continued improving its operational and financial performance. In spite of global financial crisis, the Company's operating income before change in fair value of warrants and embedded derivatives and other income (loss) increased by 62% from US$2.3 million in 2007 to US$3.7 million in 2008. In anticipation of increasing demand for film production and distribution business in China, the Company forecasted its revenue and operating would continue to increase in 2009.

  •
  The impact of the increase in the value of the Company's equity interest on the fair value of the embedded conversion option associated with the Series A preferred shares was partially offset by the decrease in the time input parameter to the option pricing model.

        For the year ended December 31, 2009, the fair value of the embedded conversion option associated with the Series A preferred shares decreased by US$0.3 million. The Company believes the

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

19. FAIR VALUE MEASUREMENTS (Continued)

change in the fair value of the embedded derivative associated with the Series A Preferred Shares during this period was due to the net effect of the following:

  •
  The issuance of the Company's Series B-1 and B-2 preferred shares in July 2009 caused a dilution effect on the conversion option associated with the Series A preferred shares. Before issuance of the Company's Series B preferred shares, the Series A preferred shares represented 43% of our total equity, on an as-if converted basis. After the issuance of the Company's Series B preferred shares, the percentage of shareholding represented by the Series A preferred shares, on an as converted basis was diluted to approximately 35%.

  •
  The volatility assumptions used in the option pricing method decreased from 74% as of December 2008 to 39% as of December 2009. When performing the valuation of the embedded derivatives as of the end of 2009, the Company reviewed the financial and operational performance of comparable companies previously selected for volatility estimates and concluded that certain companies were no longer comparable to the Company in terms of business nature and profitability. In view of the above, the Company extended its selection criteria to film production and distribution companies operating in other Asian countries and used them to replace those previously selected companies that were no longer comparable to the Company. As the operating incomes of the newly selected comparable companies were less volatile than those of previously selected comparable companies, the Company lowered its expected volatility assumptions.

  •
  The dilution effect of the Series B-1 and B-2 preferred shares and the impact of the decrease in volatility assumption on the fair value of conversion option associated with the Series A preferred shares was partially offset by the increase in the fair value of total equity.

        From the issuance of Series B-1 and Series B-2 preferred shares to December 2009, the fair value of the embedded conversion option associated with the Series B-1 and Series B-2 preferred shares increased by US$0.2 million. The Company believes the increase in the fair value of the embedded derivative during this period was mainly due to the increase in fair value of our equity interest, which, in turn, was attributable to the following:

  •
  During 2009, the Company experienced continuous improvement in our operational and financial performance. The Company's operating income before the change in fair value of warrants and embedded derivatives and other income (loss) increased from US$3.7 million in 2008 to US$5.6 million in 2009. The improvement in the Company's financial performance reduced the overall level of inherent risk and a market participant's required rate of return for investing in our equity securities. Because of the above, the Company's estimated cost of capital decreased from 29% as of July 2009 to 25% as of December 2009, resulting in an increase in the determined fair value of the Company's equity interest.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

19. FAIR VALUE MEASUREMENTS (Continued)

        The fair value of warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

	May 2007	June 2007	December 2007	December 2008	June 2009
Expected volatility	72%	72%	72%	73%	40%
Risk-free interest rate	4.95%	5.53%	4.35%	3%	2.90%
Expected dividend	—	—	—	—	—
Expected life of the warrants	4.81	4.94	4.34-4.46	3.33-3.46	2.89-3.01

        The following table summarizes the Group's financial instruments measured at fair value on recurring basis:

		Fair Value Measurement at Reporting Date Using
		Quoted Prices in Active Market for Identical Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	12/31/2007	(Level 1)	(Level 2)	(Level 3)
Warrants	133,489	—	—	133,489
Derivative Liabilities	698,000	—	—	698,000

Total	831,489	—	—	831,489

	12/31/2008
Warrants	439,539	—	—	439,539
Derivative Liabilities	2,692,000	—	—	2,692,000

Total	3,131,539	—	—	3,131,539

	12/31/2009
Warrants	—	—	—	—
Derivative Liabilities	2,903,000	—	—	2,903,000

Total	2,903,000	—	—	2,903,000

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

19. FAIR VALUE MEASUREMENTS (Continued)

        The following table summarizes the movements of the balance of derivative liabilities:

	Years Ended December 31,
Derivative liabilities	2007	2008	2009
Beginning balance	729,000	698,000	2,692,000
Addition relating to Series B preferred shares issuance	—	—	301,000
Loss (gain) on changes in fair value of derivative liabilities	(31,000)	1,994,000	(90,000)

Ending balance	698,000	2,692,000	2,903,000

20. ORDINARY SHARES

        In December 2006, the Company authorized 24,479,231 ordinary shares with par value of $0.0005 per share and issued 6 ordinary shares at par value at incorporation.

        In July 2007, the Company issued 6,835,931 ordinary shares for no consideration as a result of recapitalization from additional paid-in capital. This issuance is considered as a stock split and the computations of basic and diluted net income per share were adjusted retroactively for all periods presented. Contemporaneously, the Company repurchased 585,937 ordinary shares from Mr. Dong Yu for $1,500,000 using the proceeds from the issuance of the Series A preferred shares. These shares were then cancelled.

        In June 2009, the Company issued 2,803,614 ordinary shares at par value to all ordinary shareholders for cash consideration of $4,486 with the consent of the preferred shareholders. This issuance is considered as an issuance with nominal consideration and has been therefore treated in a manner akin to a stock split and the computations of basic and diluted net income per share were adjusted retroactively for all periods presented.

        In July 2009, contemporaneously with the issuance of the Series B preferred shares, as approved by all the directors of the Company, the Company repurchased 1,241,958 ordinary shares from Skillgreat Limited, a company wholly owned by Mr. Dong Yu, for $3,500,000 using the proceeds from the issuance of the Series B preferred shares. These shares were then cancelled.

21. SHARE-BASED COMPENSATION

        On June 1, 2009, the Group's board of directors approved the Bona Film Group Limited 2009 Stock Incentive Plan (the "2009 Plan"). The maximum number of ordinary shares that may be granted under this plan is 209,163 shares. Together with the approval of the 2009 Plan, the Group granted 209,163 share options to purchase ordinary shares to an officer and an employee.

        69,721 options had vested on the date of grant. The remaining options vest ratably over 33 months from the date of grant and are exercisable up to 10 years from the date of grant. The exercise price is $3.36 per share. The estimated fair value of the options granted was $1.47 on the date of grant using the Binomial option pricing model. A zero forfeiture rate was used.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

21. SHARE-BASED COMPENSATION (Continued)

        The fair value of each option granted was estimated on the date of grant by the Group with the assistance of American Appraisal China Limited, an independent valuer, and was determined using the Binomial option pricing model with the following weighted-average assumptions for the year ended December 31, 2009:

Expected volatility(1)	42%
Risk-free interest rate(2)	4.49%
Expected dividend yield(3)	Nil
Exercise price(4)	3.36
Fair value of the underlying ordinary shares(5)	3.15

(1)
Volatility

  The volatility of the underlying ordinary shares during the life of the options was estimated based on average historical volatility of listed comparable companies for the period before the valuation date with lengths equal to the life of the options.

(2)
Risk-free interest rate

  Risk free interest rate is estimated based on the yield to maturity of PRC international government bonds with maturity term close to the life of the options.

(3)
Dividend yield

  The dividend yield was estimated by the Group based on its expected dividend policy over the life of the options.

(4)
Exercise price

  The exercise price of the options was determined by the Group's board of directors.

(5)
Fair value of underlying ordinary shares

  The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Group, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the grant date was determined with the assistance of American Appraisal China Limited, an independent valuer.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

21. SHARE-BASED COMPENSATION (Continued)

        A summary of option activity under the 2009 Plan as of December 31, 2009, and the changes during the year then ended is presented below:

Options	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding as at January 1, 2009	—	—	—	—
Granted	209,163	3.36	10	133,195
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—

Outstanding as at December 31, 2009	209,163	3.36	10	133,195

Exercisable as at December 31, 2009	95,866	3.36	10	61,048

        The weighted average grant-date fair value of options granted during 2009 was $1.39 per share. In 2009, none of share options were exercised.

        The Group recognizes compensation cost on the options using the straight-line attribution method. Total share-based compensation cost recognized was $132,902 in 2009. No tax benefit related thereto has been recognized by the Group.

        As of December 31, 2009, there was $157,067 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2009 Plan. That cost is expected to be recognized over a weighted-average period of 2.17 years. The total fair value of shares vested was $132,902 during the year ended December 31, 2009.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

22. NET INCOME PER SHARE

        The calculation of the net income per share is as follows:

	For the year ended December 31,
	2007	2008	2009
Numerator used in basic and diluted net income per share:
Net income attributable to Bona Film Group Limited	1,634,462	241,730	5,628,094
Deemed dividend on Series A convertible redeemable preferred shares	(381,073)	(873,652)	(973,399)
Deemed dividend on Series B convertible redeemable preferred shares	—	—	(421,586)
Undistributed earnings allocated to Series A preferred shares(i)	(254,303)	—	(1,570,096)
Undistributed earnings allocated to Series B preferred shares(i)	—	—	(377,735)

Net income (loss) attributable to ordinary shareholders for computing basic net income per ordinary share	999,086	(631,922)	2,285,278

Undistributed earnings allocated to Series A preferred shares	254,303	—	1,570,096
Accretion of Series A convertible redeemable preferred shares	381,073	873,652	973,399

Net income attributable to Series A preferred shareholders for computing basic net income per Series A preferred share	635,376	873,652	2,543,495

Undistributed earnings allocated to Series B preferred shares	—	—	377,735
Accretion of Series B convertible redeemable preferred shares	—	—	421,586

Net income attributable to Series B preferred shareholders for computing basic net income per Series B preferred share	—	—	799,321

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per ordinary share	9,542,114	9,051,563	8,453,842
Warrants (treasury effect)	—	—	237
Employee share options (treasury effect)	—	—	64,323
Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	9,542,114	9,051,563	8,518,402
Weighted average shares outstanding used in computing basic net income per preferred share A	1,318,493	3,125,000	3,153,021
Weighted average shares outstanding used in computing basic net income per preferred share B	—	—	1,397,341

Net income per ordinary share-basic	0.10	(0.07)	0.27
Net income per ordinary share-diluted	0.10	(0.07)	0.27
Net income per preferred share A-basic	0.48	0.28	0.81
Net income per preferred share B-basic	N/A	N/A	0.57

(i)
In 2007 and 2009, undistributed net income was allocated between ordinary shares and Series A and Series B preferred shares on a pro rata basis based on their participation rights in undistributed earnings as if the undistributed earnings had been distributed. Since each Series A and Series B convertible redeemable preferred share has the same participating right as each ordinary share, the allocation was based on the weighted average numbers of ordinary shares, Series A and Series B convertible redeemable preferred shares on an as-converted basis during the period.

In 2008, undistributed net loss is only allocated to ordinary share holders because holders of preferred shares were not contractually obligated to share losses.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

22. NET INCOME PER SHARE (Continued)

        Warrants granted in 2007 were excluded from the computation of diluted net income per share for the years ended December 31, 2007, and 2008 because their effects were anti-dilutive using the treasury stock method. Series A and B preferred shares were excluded from the computation of diluted net income per share for the years ended December 31, 2007, 2008 and 2009 because their effects were anti-dilutive using the if-converted method.

23. REPURCHASE AND DISTRIBUTION TO SHAREHOLDERS

        In July 2007, the Company repurchased 585,937 ordinary shares from its founding shareholder, Mr. Dong Yu, for $1,500,000 using the proceeds from the issuance of the Series A preferred shares. These shares were then cancelled.

        In July 2008, the Group's VIEs, Bona Advertising and Bona Film and Culture made cash distributions to Mr. Dong Yu at the amount of $241,155 and $26,810, respectively. In December 2007 and September 2008, the Group's VIE, Polybona Film Distribution, declared distribution of $223,567 and $204,840 to its noncontrolling shareholder, Poly Film Investment Co. Ltd., respectively. These distributions were not paid yet as of December 31, 2009.

24. STATUTORY RESERVES

        As stipulated by the relevant laws and regulations in the PRC, each member of the Group is required to maintain non-distributable reserves which include a statutory surplus reserve and a statutory public welfare reserve. Subject to certain cumulative limits, the statutory surplus reserve requires annual appropriations of 10% of profit after taxes as reported in company statutory financial statements prepared under accounting principle general accepted in PRC. An amount to be appropriated to the statutory public welfare reserve is to be determined at the discretion of the Group's boards of directors. These reserves can only be used for the specified purposes and once appropriated, the amounts are not available for future distribution to owners. The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to increase capital upon the boards of directors' approval.

        Total amount appropriated to statutory reserves was $269,529, $413,550 and $1,008,419, for the years ended December 31, 2007, 2008 and 2009, respectively.

25. CUSTOMER INFORMATION

        There was no customer who accounted for 10% or more of net revenue for fiscal years 2007, 2008 and 2009.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

25. CUSTOMER INFORMATION (Continued)

        Details of customers accounting for 10% or more of accounts receivable were as follows:

	December 31,
	2008	2009
A	11.7%	3.58%
B	4.21%	27.55%
C	17.1%	1.03%
D	16.25%	—
E	10.92%	2.15%

26. COMMITMENTS

        The Group has a number of operating leases for its facilities and offices. Rental expenses under operating leases for the years ended Dec 31, 2007, 2008, and 2009 were $200,832, $299,541 and $478,620, respectively. The group recognized rent expenses under such arrangements on a straight-line basis over the term of the lease. The future aggregate minimum lease payments under non-cancelable operating lease agreements are as follows:

Years ending December 31:
2010	360,613
2011	315,662
2012	210,441

Total	886,716

27. EMPLOYEE BENEFIT PLAN

        Full time PRC employees of the Group are eligible to participate in a government-mandated defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee's salary. Total provisions for employee benefits were $52,581, $201,223, and $236,774 for the years ended December 31, 2007, 2008 and 2009, respectively, were reported as a component of general and administrative expense when incurred.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

28. RELATED PARTY BALANCES AND TRANSACTIONS

        Nature of the relationships with related parties:

Name	Relationship with the Company
Mr. Dong Yu	Chairman, CEO and principal shareholder
Poly Film Investment Co. Ltd. ("Poly Film")	Noncontrolling shareholder
Poly Wanhe Red Sparrow International Cineplex ("Wanhe")	Mr. Dong Yu is the Board Chairman
Beijing Bona International Cineplex Investment and Management Co. Ltd. ("Beijing Bona Cineplex")	Controlled by Mr. Dong Yu
Chongqing Poly Wanhe Film Ltd. ("Chongqing")	Controlled by Mr. Dong Yu
Bona Meitao	Equity method investee

        As well as being the Company's Chairman and CEO, Mr Dong Yu is the Company's founder and as at December 31, 2009, through Skillgreat Limited, beneficially owned 42.2% of the Company's outstanding share capital (including ordinary and preferred shares on an as-converted basis), and Mr. Yu therefore has substantial influence over the Company's business, including decisions regarding mergers, consolidations and the sale of all or substantially all of the Company's assets, election of directors, declaration of dividends and other significant corporate actions.

        As of December 31, 2008 and 2009, the following balances were due from the related parties:

	December 31,
	2008	2009
Amounts due from Wanhe (i)	14,631	14,644
Amounts due from Beijing Bona Cineplex (ii)	1,291,468	3,524,309
Amounts due from Chongqing (iii)	—	—
Amounts due from Bona Yinglong Agency (iv)	225,669	228,022
Amounts due from Mr. Dong Yu (v)	969,356	2,334,502
Amounts due from Bona MeiTao (vi)	87,789	468,645
Amounts due from affiliates of Cinema Popular (vii)	80,432	—

	2,669,345	6,570,122

(i)
The amounts represent loans to Wanhe, which have been collected during 2010.
(ii)
The amounts represent payments of operating expenses and purchasing equipments on behalf of Beijing Bona Cineplex.
(iii)
The amounts represent receivables from the movie theater box office sales. Some of the films are exhibited in movie theaters owned by Mr. Dong Yu, the Company's principal shareholder. The Group received $46,109, and $358,549 from these movie theaters in 2008 and 2009.
(iv)
The amounts represent payments made on behalf of Bona Yinglong Agency.
(v)
The amounts represent payments of individual income tax on behalf of Mr. Dong Yu and loans to him. These amounts have been repaid by Mr. Yu in 2010.
(vi)
The amounts represent distribution receivable from Bona MeiTao and a loan to Bona MeiTao.
(vii)
The amounts represent the Cinema Popular's receivables from affiliates for operation.

        All the amounts due from related parties are unsecured and non-interest bearing.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

28. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        As of December 31, 2008 and 2009, the following balances were due to the related parties:

	December 31,
	2008	2009
Amounts due to Poly Film (i)	453,574	454,000
Amounts due to Mr. Dong Yu (ii)	697,912	556,528
Amounts due to Mr. Hai Yu (iii)	—	27,269
Amounts due to Beijing Bona Cineplex (iv)	120	—
Amounts due to Wisdom Sea	—	4

	1,151,606	1,037,801

(i)
The amounts represent dividend declared to Poly Film.
(ii)
The amounts represent dividends payable and other payments of operating expense and purchases that need to be reimbursed by the Group to Mr. Dong Yu.
(iii)
The amounts represent dividends payable to Mr. Hai Yu.
(iv)
The amounts represent operating expenses paid by Beijing Bona Cineplex on behalf of the Group.

        All the amounts due to related parties are unsecured and non-interest bearing.

        Other related parties transactions during the year ended December 31, 2008 and 2009 include:

2008	Acquisition of Bona Entertainment (see Note 10)
2009

The Group gave Hurry Up Limited, 50% shareholder of Cinema Popular, the distribution right of Bodyguard and Assassins in the markets other than the mainland China. Hurry Up Limited charges 15% of the distribution revenue of the film in markets other than the mainland China. No revenue from the markets other than the mainland China has been earned as of December 31, 2009.

29. SEGMENT INFORMATION

        The Group's chief operating decision maker ("CODM") is the Chief Executive Officer who as of December 31, 2009 reviews the results of three operating segments when making decisions about allocating resources and assessing performance. The segments are film distribution, film investment and production, and talent agency.

        The film distribution segment generates revenue from external customers. Its revenues comprise the Group's share of movie theater box office sales for the Group's distribution services and, to the extent the Group has distribution rights outside the PRC, the revenues the Group derives from those arrangements.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

29. SEGMENT INFORMATION (Continued)

        Its cost of revenues includes:

  (1)
  the amortization of the cost of acquiring the distribution right and the participation right; and

  (2)
  the amount that the Group remits to the producers when they are entitled to share the box office sales with the Group based on the distribution arrangement. In the case where the Group produces the film, this amount includes any amount paid by the distribution entities to producing entities within the Group.

        The film investment and production segment generates revenues both from external customers and, through inter-segment transactions, from the Group's own distribution entities.

        The film investment and production segment generates revenues from external customers where the Group invested in a film but does not act as the principal distributor. For films in which the Group acquires all or part of the copyright, these include revenues from the sale of distribution rights and licensing fees to third-party distributors. For films in which the Group does not acquire any copyright, these include revenues from the Group's share of the net profit from distribution agreements with third-party producers.

        Revenue from internal customers comprises revenues received from the distribution entities within the Group who distribute the film.

        Its cost of revenues includes the amortization of production costs.

        The talent agency segment generates revenues from external customers for its talent agency related business.

        The profitability measure employed by the Group and its CODM for making decisions about allocating resources to segments and assessing segment performance is gross profit less film participation expense. Segments follow the same accounting policies as those described in Note 2.

        The Group's CODM does not assign assets to these segments. Currently, it is not practical to show assets by reportable segments.

        The following table presents selected financial information relating to the Group's segments:

	For the year ended December 31, 2007
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
Revenues from external customers	21,129,064	1,269,419	—	—	22,398,483
Intersegment revenues	—	4,238,689	—	(4,238,689)	—
Cost of revenues	(13,368,629)	(3,786,489)	—	4,238,689	(12,916,429)
Film participation expense	—	—	—	—	—

Segment profit	7,760,435	1,721,619	—	—	9,482,054

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

29. SEGMENT INFORMATION (Continued)

	For the year ended December 31, 2008
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
Revenues from external customers	20,275,104	2,889,638	231,700	—	23,396,442
Intersegment revenues	—	6,390,479	—	(6,390,479)	—
Cost of revenues	(12,919,986)	(5,945,541)	(231,818)	6,390,479	(12,706,866)
Film participation expense	—	—	—	—	—

Segment profit	7,355,118	3,334,576	(118)	—	10,689,576

	For the year ended December 31, 2009
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
Revenues from external customers	35,331,320	2,038,491	1,002,740	—	38,372,551
Intersegment revenues	—	14,063,747	—	(14,063,747)	—
Cost of revenues	(21,925,682)	(11,345,790)	(680,736)	14,063,747	(19,888,461)
Film participation expense	—	(1,244,848)	—	—	(1,244,848)

Segment profit	13,405,638	3,511,600	322,004	—	17,239,242

        Reconciliation from consolidated segment profit to consolidated financial statements:

	Year ended December 31,
	2007	2008	2009
Consolidated segment profit	9,482,054	10,689,576	17,239,242
Sales and marketing	(6,035,673)	(5,013,812)	(8,887,971)
General and administrative	(1,156,722)	(1,965,476)	(2,789,416)
Net interest and exchange loss	(261,061)	308,238	(145,767)
Changes in fair value of warrants	(183)	(306,050)	119,451
Changes in fair value of derivatives	31,000	(1,994,000)	90,000

Income before income tax provision	2,059,415	1,718,476	5,625,539

Geographical information

        The Group operates in the PRC and all of the Group's long lived assets are located in the PRC.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

29. SEGMENT INFORMATION (Continued)

        Revenues, classified by the major geographic areas in which the Group's customers are located (based on the address of the customer who contracted with the Group), were as follows:

	Year ended December 31,
	2007	2008	2009
Revenues from the PRC	22,398,483	23,396,442	38,026,450
Revenues from countries other than the PRC	—	—	346,101

Total	22,398,483	23,396,442	38,372,551

30. SUBSEQUENT EVENTS

        The Company has evaluated events subsequent to the balance sheet date of December 31, 2009 through November 10, 2010, which is the date the audited consolidated financial statements were available to be issued.

Stock split and 16 to 1 share exchange

        At the shareholders' meeting held on March 15, 2010, Bona International announced a 100-for-1 stock-split. After the stock split, Bona International had 222,162,900 shares with a par value of US$ 0.0001 each issued and outstanding, comprising of 124,986,500 ordinary shares and 97,176,400 preferred shares. While the stock-split increased the number of shares for each stockholder, the percentage of their ownership in Bona International was not affected. In anticipation of the initial public offering, a holding company, Bona Film Group Limited (the "Company") was established in the Cayman Islands in July 2010. The Company becomes the ultimate holding company of Bona International upon the completion of a 16 to 1 share exchange on November 10, 2010 with the existing shareholders of Bona International for all shares of equivalent classes in Bona International, which was treated as a reorganization of entities under common control in a manner akin to a pooling-of-interest as if the Company had always existed and owned Bona International from the date of the establishment of Bona International. This share exchange has been reflected retrospectively as if the share capital after the share exchange were the historical share capital for all the periods presented.

Acquisition of Movie Theaters

        On April 23, 2010, the Group, through Bona Film and Culture, acquired Beijing Bona International Cineplex Investment & Management Co., Ltd. ("Beijing Bona Cineplex"), a PRC based company which holds three subsidiaries and focuses on cineplex business in the PRC. Beijing Bona Cineplex holds 60% of the equity of one of the subsidiaries, Shanghai Bona Yinxing Cinema Development Co., Ltd., and 100% of the equity of the other two subsidiaries. At the same time, the Group acquired Beijing Bona Youtang Cineplex Management Co., Ltd. ("Bona Youtang"), which also focuses on cineplex business in the PRC. Both Beijing Bona Cineplex and Bona Youtang are owned by Skillgreat Limited, which is 100% owned by the Group's primary shareholder, Mr. Dong Yu. The total consideration comprised of 5,810,320 newly issued ordinary shares with fair value of $4.50 per share to Skillgreat Limited and the settlement of $5,337,243 that the company was owed by Mr. Dong Yu. The

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

30. SUBSEQUENT EVENTS (Continued)

fair value of the ordinary share was determined by the Group with the assistance of American Appraisal China Limited, an independent third party valuer.

        The acquisitions were completed and the Group began to consolidate Beijing Bona Cineplex and Bona Youtang into its financial statements from April 2010. The Group has accounted for these transactions as a purchase and not as a reorganization of entities under common control. Pursuant to the Company's articles of association, the following matters among others need to be approved by the Series A preferred shareholders: (1) the adoption of the annual budget of any of the Company's subsidiaries or affiliated entities; (2) the appointment or removal or settlement of the terms of appointment of any senior manager (including any chief financial officer, chief operating officer or chief technology officer) of any of the Company's subsidiaries or affiliated entities; (3) approval, or making adjustment or modifications to the terms of transactions involving the interest of any director, shareholder or related party any of the Company's subsidiaries or affiliated entities, including but not limited to the making of any loans or advances, whether directly or indirectly, or the provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any director or shareholder of any of the Company's subsidiaries or affiliated entities. In July 2009, upon the issuance of Series B preferred shares, the Series B shareholders had the same rights. These rights allow the noncontrolling shareholders to participate in decisions that relate to the ordinary course of the Company's business and prevent the majority ordinary shareholder, Mr. Yu, from exercising control over the Company's operating and financial policy decisions. As a consequence, Mr. Dong Yu lost control of the Company upon the issuance of Series A preferred shares in July 2007.

        The value of the ordinary share and the purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Total purchase price:
Cash consideration	5,337,243
Fair value of shares issued	26,123,194

31,460,437

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

30. SUBSEQUENT EVENTS (Continued)

		Estimated Useful Life
Cash and cash equivalents	1,483,252
Inventory	93,832
Current liabilities	(10,661,554)
Property and equipment, net	12,714,866
6 movie theater licenses	1,911,290	Indefinite
Membership	58,651	1.8 years
Favorable lease	557,185	2 years
Non-current deferred tax liability	(153,959)

Total net assets acquired	6,003,563
Noncontrolling interests	(2,071,408)

Goodwill	27,528,282

        The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) group of customers (most movie theater customers are walk-in) that are not known or identifiable to Beijing Bona Cineplex and Bona Youtang; (b) presence in geographic market and locations. The acquired goodwill is not deductible for tax purposes.

        The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2009, respectively, as if the acquisitions of Bona Cineplex had occurred on January 1, 2009. The following pro forma financial information has been prepared for comparative purpose only and is not necessarily indicative of the results that would have been had the acquisitions been completed at the beginning of the periods presented, nor is it indicative of future operating results:

Year Ended December 31, 2009
(unaudited)
Pro forma net revenues	42,045,784
Pro forma net income attributable to holders of ordinary shares of Bona Film Group Ltd.	3,515,959
Pro forma net income per ordinary share—Basic	0.10
Pro forma net income per ordinary share—Diluted	0.10
Pro forma net income per series A preferred shares—Basic	0.49
Pro forma net income per series B preferred shares—Basic	0.40

2010 share option grants

        On June 1, 2010, the Group's board of directors approved the Bona Film Group Limited 2010 Stock Incentive Plan (the "2010 Plan"). The maximum number of ordinary shares that may be granted under this plan is 1,410,650 shares. Together with the approval of the 2010 Plan, the Group granted

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

30. SUBSEQUENT EVENTS (Continued)

324,245 share options to three officers of the Group, and 650,631 share options to purchase ordinary shares to 49 employees.

        35,671 options granted to one officer will vest on the closing of an initial public offering of the ordinary shares of the Company and the related compensation expenses of $69,629 will be recorded upon the IPO. 5,615 options granted to this officer vest on the date of grant, and 196,518 options granted to this officer vest ratably over 35 months from the date of grant. 14,117 options granted to the other officers and employees vest on the date of grant, and the remaining 722,955 options will vest ratably over 47 months from the date of grant. The contract life is 10 years from the date of grant. The range of the exercise price is $3.44 to $6.31 per share. The fair value of the options granted on the date of grant has not been determined yet.

Issuance of Series B-3 convertible and redeemable preferred shares

        In July 2010, the Company issued a total of 792,680 Series B-3 convertible redeemable preferred shares ("Series B-3 preferred shares") at the price of $6.31 per share for a total cash consideration of $5,000,000, of which a prepayment of $700,000 was received as of June 30, 2010. The significant terms of Series B-3 preferred shares are the same as those of Series B preferred shares.

Grant of option to Mr. Jeffery Chan

        In July, 2010, the Company issued an option to Mr. Jeffrey Chan, a director and the Chief Operation Officer of the Group, to purchase a total of 317,072 ordinary shares at an exercise price of $6.31 per share. The option can be exercised within five business days after the option issuance date. The fair value of the option was estimated to be $616, which was recognized as share-based compensation expenses in July, 2010. The option was exercised by Mr. Jeffrey Chan in July 2010 and the Company received the total exercise price of US$2,000,000.

        The fair value of the option award was estimated on the date of grant using the binomial option pricing model with the following assumptions.

Expected volatility(1)	44%
Risk-free interest rate(2)	1.26%
Expected dividend yield(3)	nil
Exercise price(4)	US$6.31
Fair value of the underlying ordinary shares(5)	US$5.66

(1)
Volatility

  The volatility of the underlying ordinary shares during the life of the options was estimated based on average historical volatility of listed comparable companies for the period before the valuation date with lengths equal to the life of the options.

BONA FILM GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2007, 2008 AND 2009

(In U.S. dollars, except share and per share data)

30. SUBSEQUENT EVENTS (Continued)

(2)
Risk-free interest rate

  Risk-free interest rate is estimated based on the yield to maturity of PRC international government bonds with maturity term close to the life of the options.

(3)
Dividend yield

  The dividend yield was estimated by the Group based on its expected dividend policy over the life of the options.

(4)
Exercise price

  The exercise price of the options was determined by the Group's board of directors.

(5)
Fair value of underlying ordinary shares

  The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Group, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the grant date was determined with the assistance of American Appraisal China Limited, an independent valuer.

Series B-2 Conversion Price Adjustment

        The Company and the Series B-2 shareholders reached a mutual agreement in November 2010 on the 2009 net profit (net profit of the 12 months ended March 31, 2010), and no adjustment to the conversion price was required or made.

Additional Authorized Shares

        In November 2010, the Company's board of directors has authorized the issuance of additional 4,000,000 ordinary shares upon exercise of awards granted under the 2010 share incentive plan.

BONA FILM GROUP LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars, except share and per share data)

	December 31,
	2008	2009
	USD	USD
Assets
Current assets
Amounts due from a subsidiary	89,839	799,923
Prepaid expenses and other current assets	—	132,947

Total current assets	89,839	932,870
Investment in subsidiaries and affiliates	7,782,646	13,201,133
Amounts due from related parties	7,204,057	9,609,907

Total assets	15,076,542	23,743,910

Liabilities, Series A & B convertible redeemable preferred shares, and equity
Current liabilities
Accrued expenses and other current liabilities	3,000,000	1,000,000
Amounts due to related parties	468,666	268,995

Total current liabilities	3,468,666	1,268,995

Warrants	439,539	—
Derivatives	2,692,000	2,903,000

Total liabilities	6,600,205	4,171,995

Series A convertible redeemable preferred shares ($0.0005 par value; 15,000,000 total preferred shares authorized; 3,125,000 and 3,175,631 shares issued and outstanding as of December 31, 2008 and 2009; liquidation value $12,000,000)	8,434,379	9,727,866
Series B convertible redeemable preferred shares ($0.0005 par value; 15,000,000 total preferred shares authorized; nil and 2,897,897 shares issued and outstanding as of December 31, 2008 and 2009; liquidation value $14,250,000)	—	9,074,270
Bona Film Group Limited's equity
Ordinary shares ($0.0005 par value; 85,000,000 shares authorized, 6,250,000 and 7,811,656 shares issued and outstanding as of December 31, 2008 and 2009)	3,125	3,906
Additional paid-in capital	3,969,227	4,103,847
Statutory reserves	740,036	1,748,455
Accumulated deficit	(5,288,021)	(5,561,344)
Accumulated other comprehensive income	617,591	474,915

Total equity	41,958	769,779

Total liabilities, Series A & B convertible redeemable preferred shares, and equity	15,076,542	23,743,910

BONA FILM GROUP LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In U.S. dollars)

	Year ended December 31,
	2007	2008	2009
Net revenues	—	—	—
Cost of revenues	—	—	—

Gross profit	—	—	—

Operating expenses:
Sales and marketing	5,048	—	—
General and administrative	305,105	54,955	143,140

Total operating expenses	310,153	54,955	143,140

Operating (loss)	(310,153)	(54,955)	(143,140)
Other income:
Interest income	20,308	2,143
Interest expense	—	—	(729)
Interest expense of convertible notes	(288,111)	—	—
Exchange gain	—	12,668	—
Investment loss	(52,767)	—	—
Change in fair value of warrant	(183)	(306,050)	119,451
Change in fair value of derivatives	31,000	(1,994,000)	90,000

Income (loss) before income tax provision, and equity in earnings of affiliated company	(599,906)	(2,340,194)	65,582

Equity in earnings of subsidiaries	2,234,368	2,581,924	5,562,512

Net income	1,634,462	241,730	5,628,094

BONA FILM GROUP LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars, except share)

	Ordinary shares					Accumulated other comprehensive income
			Additional paid-in capital	Statutory reserves	Retained earnings		Total Bona Film Group Limited's equity
	Shares	Amount
Balance at January 1, 2007	6	—	78,595	56,957	302,007	54,812	492,371
Issuance of ordinary shares	6,835,931	3,418	(3,418)	—	—	—	—
Repurchase and cancellation of shares	(585,937)	(293)	(644)	—	(1,499,063)	—	(1,500,000)
Deemed dividend of Series A preferred shares	—	—	—	—	(381,073)	—	(381,073)
Beneficial conversion feature embedded in convertible notes	—	—	133,306	—	—	—	133,306
Net income	—	—	—	—	1,634,462	—	1,634,462
Transfer to statutory reserves	—	—	—	269,529	(269,529)	—	—
Foreign currency translation adjustments	—	—	—	—	—	209,590	209,590

Balance at December 31, 2007	6,250,000	3,125	207,839	326,486	(213,196)	264,402	588,656
Deemed dividend of Series A preferred shares	—	—	—	—	(873,652)	—	(873,652)
Net income	—	—	—	—	241,730	—	241,730
Transfer to statutory reserves	—	—	—	413,550	(413,550)	—	—
Dividend paid to shareholders	—	—	—	—	(267,965)	—	(267,965)
Transfer from retained earnings to additional paid-in capital	—	—	3,761,388	—	(3,761,388)	—	—
Foreign currency translation adjustments	—	—	—	—	—	353,189	353,189

Balance at December 31, 2008	6,250,000	3,125	3,969,227	740,036	(5,288,021)	617,591	41,958
Issuance of ordinary shares	2,803,614	1,402	3,084	—	—	—	4,486
Repurchase and cancellation of shares	(1,241,958)	(621)	(1,366)	—	(3,498,013)	—	(3,500,000)
Deemed dividend of Series A preferred shares	—	—	—	—	(973,399)	—	(973,399)
Deemed dividend of Series B preferred shares	—	—	—	—	(421,586)	—	(421,586)
Net income	—	—	—	—	5,628,094	—	5,628,094
Share-based compensation	—	—	132,902	—	—	—	132,902
Transfer to statutory reserves	—	—	—	1,008,419	(1,008,419)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(142,676)	(142,676)

Balance at December 31, 2009	7,811,656	3,906	4,103,847	1,748,455	(5,561,344)	474,915	769,779

BONA FILM GROUP LIMITED

ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	For the years ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net income	1,634,462	241,730	5,628,094
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earning of subsidiaries	(2,234,368)	(2,581,924)	(5,562,512)
Share based compensation	—	—	132,902
Changes in fair value of warrant	183	306,050	(119,451)
Changes in fair value of derivatives	(31,000)	1,994,000	(90,000)
Interest expense of convertible notes	288,111	—	—
Changes in working capital accounts:
Prepaid expenses and other current assets	(1,881,681)	1,881,681	(132,947)
Other payables and accrued expense	91,345	(91,346)	—
Amount due from related parties.	(359,520)	(6,844,537)	(2,401,365)
Amount due to related parties	293,076	175,592	(47,012)

Net cash used in operating activities.	(2,199,392)	(4,918,754)	(2,592,291)

Cash flows from investing activities:
Purchase of business and increased investment in subsidiaries	(1,447,233)	(731,937)	(151,309)

Net cash used in investing activities.	(1,447,233)	(731,937)	(151,309)

Cash flows from financing activities:
Proceeds from issuance of convertible notes and warrants	3,000,000	—	—
Proceeds from issuance of Series A convertible redeemable preferred shares	4,887,155	—	—
Proceeds from issuance of Series B convertible redeemable preferred shares	—	—	8,953,684
Repurchase of ordinary shares	(1,500,000)	—	(3,500,000)
Amounts due to a third party	—	3,000,000	—
Payment to a third party	—	—	(2,000,000)
Amounts due from a subsidiary	(2,740,530)	2,650,691	(710,084)

Net cash provided by financing activities	3,646,625	5,650,691	2,743,600

Net increase (decrease) in cash	—	—	—
Cash, at beginning of year	—	—	—

Cash, at end of year	—	—	—

BONA FILM GROUP LIMITED

NOTES TO ADDITIONAL INFORMATION—FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

(In U.S. dollars)

Notes:

1. BASIS FOR PREPARATION

        The condensed financial information of the parent company, Bona Film Group Limited, has been prepared using the same accounting policies as set out in the Company's consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries and its VIEs.

BONA FILM GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	December 31, 2009	September 30, 2010	September 30, 2010
			Pro forma (Note 2)
Assets
Current assets
Cash	7,418,213	12,132,514	12,132,514
Accounts receivable, net of allowance for doubtful accounts of $21,968 and nil as of December 31, 2009 and September 30, 2010, respectively	19,491,100	8,081,160	8,081,160
Prepaid expenses and other current assets	7,025,552	15,853,560	15,853,560
Amount due from related parties	—	5,961,994	5,961,994
Current deferred tax assets	5,492	—	—
Inventory	—	87,949	87,949

Total current assets	33,940,357	42,117,177	42,117,177
Distribution rights	5,550,394	1,234,100	1,234,100
Production costs	19,528,560	47,551,727	47,551,727
Prepaid film costs	468,645	477,534	477,534
Property and equipment, net	341,736	14,182,588	14,182,588
Acquired intangible assets	—	2,371,538	2,371,538
Amounts due from related parties	6,570,122	—	—
Non-current deferred tax assets	2,105	2,621	2,621
Cost method investment	28,565	29,824	29,824
Investment in equity affiliates	563,050	271,169	271,169
Goodwill	34,880	28,106,495	28,106,495

Total assets	67,028,414	136,344,773	136,344,773

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bona Film Group Limited of $8,822,511 and $6,509,353 as of December 31, 2009 and September 30, 2010, respectively)	8,902,182	12,777,509	12,777,509
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $5,389,157 and $2,316,169 as of December 31, 2009 and September 30, 2010, respectively)	10,385,841	17,210,803	17,210,803
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bona Film Group Limited of $768,804 and $820,761 as of December 31, 2009 and September 30, 2010, respectively)	1,037,801	4,669,196	4,669,196
Income taxes payable (including income tax payable of the consolidated VIEs without recourse to Bona Film Group Limited of $1,041,835 and $210,499 as of December 31, 2009 and September 30, 2010, respectively)	1,051,137	343,134	343,134
Bank borrowing (including bank borrowing of the consolidated VIEs without recourse to Bona Film Group Limited of $6,590,317 and $8,986,420 as of December 31, 2009 and September 30, 2010, respectively)	6,590,317	9,538,568	9,538,568
Other borrowings (including other borrowings of the consolidated VIEs without recourse to Bona Film Group Limited of $6,089,373 and $4,562,329 as of December 31, 2009 and September 30, 2010, respectively)	6,089,373	4,562,329	4,562,329
Current film participation liabilities (including current film participation liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $7,802,241 and $8,469,333 as of December 31, 2009 and September 30, 2010, respectively)	8,337,483	8,912,040	8,912,040

Total current liabilities	42,394,134	58,013,579	58,013,579

BONA FILM GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share data)

	December 31, 2009	September 30, 2010	September 30, 2010
			Pro forma (Note 2)
Bank borrowing (including bank borrowing of the consolidated VIEs without recourse to Bona Film Group Limited of $nil and $10,192,356 as of December 31, 2009 and September 30, 2010, respectively)	—	10,192,356	10,192,356
Derivatives (including derivatives of the consolidated VIEs without recourse to Bona Film Group Limited of nil and nil as of December 31, 2009 and June 30, 2010, respectively)	2,903,000	—	—
Non-current film participation liabilities (including non-current film participation liabilities of the consolidated VIEs without recourse to Bona Film Group Limited of $1,415,275 and $1,313,217 as of December 31, 2009 and September 30, 2010, respectively)	1,562,304	1,815,762	1,815,762
Deferred tax liability	—	115,062	115,062

Total liabilities	46,859,438	70,136,759	70,136,759

Commitments and contingencies (Note 27)
Series A convertible redeemable preferred shares ($0.0005 par value; total 15,000,000 preferred shares authorized, 3,175,631, 3,175,631 and nil shares issued and outstanding as of December 31, 2009, September 30, 2010 and on a pro forma basis as of September 30, 2010, liquidation value $12,000,000)	9,727,866	10,543,176	—
Series B convertible redeemable preferred shares ($0.0005 par value; total 15,000,000 preferred shares authorized, 2,897,897, 3,690,577 and nil shares issued and outstanding as of December 31, 2009, September 30, 2010 and a on pro forma basis as of September 30, 2010, liquidation value $21,250,000)	9,074,270	14,386,112	—
Equity
Bona Film Group Limited's equity
Ordinary shares ($0.0005 par value; 85,000,000 shares authorized, 7,811,656, 13,939,048 and 23,479,481 shares issued and outstanding as of December 31, 2009, September 30, 2010 and on a pro forma basis as of September 30, 2010)	3,906	6,969	11,740
Ordinary shares subscription receivable	—	(400,000)	(400,000)
Additional paid-in capital	4,103,847	50,357,664	75,282,181
Statutory reserves	1,748,455	1,748,455	1,748,455
Accumulated deficit	(5,561,344)	(14,425,268)	(14,425,268)
Accumulated other comprehensive income	474,915	1,441,097	1,441,097

Total Bona Film Group Limited's equity	769,779	38,728,917	63,658,205

Noncontrolling interests	597,061	2,549,809	2,549,809
Total equity	1,366,840	41,278,726	66,208,014

Total liabilities, Series A & B convertible redeemable preferred shares, and equity	67,028,414	136,344,773	136,344,773

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BONA FILM GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In U.S. dollars, except share and per share data)

	Nine-month period ended September 30,
	2009	2010
Net revenue	15,458,918	34,984,968
Cost of revenue	7,869,256	17,300,682

Gross profit	7,589,662	17,684,286

Operating expenses:
Film participation expense	356,406	739,222
Sales and marketing	3,995,075	4,918,384
General and administrative	2,459,510	6,114,352

Total operating expenses	6,810,991	11,771,958

Government subsidy	—	88,147
Operating income	778,671	6,000,475
Other income:
Interest income from bank deposits	15,272	10,222
Interest income from loan to producer of TV series	—	856,788
Interest expense of bank borrowings and other borrowings	—	(321,900)
Gain on extinguishment of liability	—	488,799
Exchange (loss) gain	(9,904)	24,522
Other income	—	183,555
Change in fair value of warrants	119,451	—
Change in fair value of derivatives	393,000	(14,528,000)

Income (loss) before income tax provision, and equity in (earnings) loss of affiliated companies	1,296,490	(7,285,539)

Provision for income taxes	53,264	92,037
Equity in earnings of affiliated companies	210,370	9,263

Net income (loss)	1,453,596	(7,368,313)
Less: Net loss attributable to the noncontrolling interests	(295,698)	(107,655)

Net income (loss) attributable to Bona Film Group Limited	1,749,294	(7,260,658)

Deemed dividend on Series A convertible redeemable preferred shares	715,992	815,310
Undistributed earnings allocated to holders of participating Series A convertible redeemable preferred shares	307,381	—
Deemed dividend on Series B convertible redeemable preferred shares	200,031	787,956
Undistributed earnings allocated to holders of participating Series B convertible redeemable preferred shares	47,155	—

Net income (loss) attributable to holders of ordinary shares of Bona Film Group Limited	478,735	(8,863,924)

Net income (loss) per ordinary share
Basic	0.05	(0.77)
Diluted	0.05	(0.77)
Net income per Series A preferred shares—Basic	0.33	0.26
Net income per Series B preferred shares—Basic	0.28	0.25
Weighted average shares used in calculating net income per ordinary share
Basic	9,052,396	11,555,326
Diluted	9,052,719	11,555,326

Weighted average shares used in calculating net income per Series A preferred share	3,145,586	3,175,631
Weighted average shares used in calculating net income per Series B preferred share	891,660	3,092,434

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BONA FILM GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF EQUITY AND COMPREHENSIVE INCOME
FOR NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009 AND 2010
(In U.S. dollars, except share data)

	Bona Film Group Limited's shareholders
	Ordinary shares		Ordinary shares Subscription receivable				Accumulated other comprehensive income
				Additional paid-in capital	Statutory reserves	Retained earnings		Total Bona Film Group Limited's equity	Noncontrolling interests	Total equity	Total Comprehensive income
	Shares	Amount
Balance at January 1, 2010	7,811,656	3,906	—	4,103,847	1,748,455	(5,561,344)	474,915	769,779	597,061	1,366,840
Issuance of ordinary shares for acquisation of movie theaters	5,810,320	2,905	—	26,120,287	—	—	—	26,123,192	—	26,123,192
Exercise of options	317,072	158	(400,000)	1,999,842	—	—	—	1,600,000	—	1,600,000
Deemed dividend of Series A preferred shares	—	—	—	—	—	(815,310)	—	(815,310)	—	(815,310)
Deemed dividend of Series B preferred shares	—	—	—	—	—	(787,956)	—	(787,956)	—	(787,956)
Elimination of derivatives liabilities	—	—	—	17,907,000	—	—	—	17,907,000	—	17,907,000
Net loss	—	—	—	—	—	(7,260,658)	—	(7,260,658)	(107,655)	(7,368,313)	(7,368,313)
Share-based compensation	—	—	—	226,688	—	—	—	226,688	—	226,688
Acquisition of movie theaters	—	—	—	—	—	—	—	—	2,071,408	2,071,408
Foreign currency translation adjustments	—	—	—	—	—	—	966,182	966,182	(11,005)	955,177	955,177

Balance at September 30, 2010	13,939,048	6,969	(400,000)	50,357,664	1,748,455	(14,425,268)	1,441,097	38,728,917	2,549,809	41,278,726	(6,413,136)

Balance at January 1, 2009	6,250,000	3,125	—	3,969,227	740,036	(5,288,021)	617,591	41,958	765,489	807,447
Issuance of ordinary shares	2,803,614	1,402	—	3,084	—	—	—	4,486	—	4,486
Repurchase and cancellation of shares	(1,241,958)	(621)	—	(1,366)	—	(3,498,013)	—	(3,500,000)	—	(3,500,000)
Deemed dividend of Series A preferred shares	—	—	—	—	—	(715,992)	—	(715,992)	—	(715,992)
Deemed dividend of Series B preferred shares	—	—	—	—	—	(200,031)	—	(200,031)	—	(200,031)
Net income	—	—	—	—	—	1,749,294	—	1,749,294	(295,698)	1,453,596	1,453,596
Share-based compensation	—	—	—	114,780	—	—	—	114,780	—	114,780
Foreign currency translation adjustments	—	—	—	—	—	—	65,677	65,677	650	66,327	66,327

Balance at September 30, 2009	7,811,656	3,906	—	4,085,725	740,036	(7,952,763)	683,268	(2,439,828)	470,441	(1,969,387)	1,519,923

        The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BONA FILM GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(In U.S. dollars)

	Nine-month periods ended September 30,
	2009	2010
Cash flows from operating activities:
Net income (loss)	1,453,596	(7,368,313)
Adjustments to reconcile net income to net cash used in operating activities
Equity in (gain) of affiliated companies	(210,370)	(9,263)
Changes in fair value of warrants	(119,451)	—
Changes in fair value of derivatives	(393,000)	14,528,000
Share-based compensation	114,780	226,688
Provision for bad debt	—	(22,037)
Depreciation and amortization	112,266	715,072
Amortization of distribution rights	2,500,293	2,864,300
Amortization of production costs	431,368	9,892,731
Film participation expenses	—	739,222
Current deferred tax assets	(4)	5,492
Non-current deferred tax assets	(709)	(516)
Changes in assets and liabilities:
Accounts receivable	(284,120)	11,847,543
Prepaid expenses and other current assets	(29,108)	(1,379,221)
Distribution rights	(4,435,827)	1,483,245
Production costs	(22,462,328)	(37,373,482)
Inventory	—	7,441
Amount due from related parties	(2,546,501)	(2,422,924)
Accounts payable	2,721,618	(108,840)
Accrued expenses and other current liabilities	6,647,145	(2,225,188)
Amount due to related parties	958,362	3,408,918
Income taxes payable	(172,622)	(753,555)
Payment of film participation expenses	—	(83,361)

Net cash (used in) provided by operating activities	(15,714,612)	(6,028,048)

Cash flows from investing activities:
Acquisition of Bona Yinglong, net of cash acquired of 738,014	—	295,210
Net cash acquired on acquisition of movie theaters	—	1,483,252
Purchase of property and equipment	(23,352)	(2,191,449)
Loan to a producer of TV series	—	(1,469,119)
Amounts loaned to third parties	—	(4,933,971)
Amounts loaned to related party	(642,882)	(3,622,891)

Net cash used in investing activities	(666,234)	(10,438,968)

Cash flows from financing activities:
Proceeds from exercise of share options	—	1,600,000
Proceeds from issuance of Series B-3 convertible preferred shares	—	4,999,886
Proceeds from issuance of Series B-1 and B-2 convertible preferred shares	8,953,684	—
Repurchase of shares	(3,500,000)	—
Payment to related parties and third parties	(1,264,006)	3,496,271
Proceeds from bank borrowing	5,101,742	18,848,798
Payments of bank borrowing	—	(6,611,036)
Proceeds from film participation	5,416,870	2,345,831
Payments of principal of film participation liabilities	—	(1,866,418)
Proceeds from other borrowings	5,636,071	1,175,295
Payments of other borrowings	—	(2,938,238)

Net cash provided by financing activities	20,344,361	21,050,389

Effect of foreign exchange rate changes	135,017	130,928
Net increase (decrease) in cash	4,098,532	4,714,301

Cash, beginning of year	4,771,897	7,418,213

Cash, end of year	8,870,429	12,132,514

Supplement disclosure of cash flow information
Income taxes paid	129,080	858,322
Interest paid	100,065	311,181

Supplement disclosure of non-cash investing activities:
Ordinary shares issued in connection with business acquisition (Note 4)	—	26,123,194
Cash consideration for business acquisition settled as an offset against the amount due from Mr. Yong Yu (Note 4)	—	5,337,243

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

1. BASIS OF PREPARATION

        The accompanying unaudited condensed consolidated financial statements include the financial information of Bona Film Group Limited (the "Company"), its subsidiaries and its variable interest entities (the "VIEs") (collectively, the "Group"). All significant intercompany balances and transactions have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and U.S. generally accepted accounting standards for interim financial reporting. The results of operations for the nine-month periods ended September 30, 2009 and 2010 are not necessarily indicative of the results of the full years. The Group believes that the disclosures are adequate to make the information presented not misleading.

        The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Group's audited consolidated financial statements for each of the three years in the period ended December 31, 2009. In opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

        The financial information as of December 31, 2009 presented in the unaudited condensed financial statements is derived from the Company's audited consolidated financial statements for the year ended December 31, 2009.

        The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company's consolidated financial statements for each of the three years in the period ended December 31, 2009, except for the adoption of an authoritative pronouncement to amend the accounting rules for variable interest entities (VIEs) as follows.

The VIE arrangements

        In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities (VIEs). The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity's involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

1. BASIS OF PREPARATION (Continued)

        The new guidance is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. The Company adopted the new guidance effective from January 1, 2010.

  Risks in relation to the VIEs structure

        The Company believes that Bona New World's contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. The shareholders of the VIEs are also shareholders of the Company except Poly Film which is the noncontrolling shareholder of PolyBona Film Distribution and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

        The Company has four VIEs, which it consolidated under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of those entities. Because the Company, through its wholly owned subsidiary, has (1) the power to direct the activities of the four VIEs that most significantly affect the entity's economic performance and (2) the right to receive benefits from the four VIEs, it continues to consolidate the four VIEs upon the adoption of the new guidance which therefore, other than for additional disclosures, has no accounting impact.

        The financial information of the Company's VIEs is as follows:

	As of
	December 31, 2009	September 30, 2010
Total assets	59,822,034	72,418,448
Total liabilities	(45,418,883)	(51,599,653)

	For the nine-month periods ended September 30,
	2009	2010
Net revenue	13,648,280	26,727,721
Net income	1,396,115	7,502,153
Net cash used in operating activities	(12,362,283)	(2,206,008)
Net cash used in investing activities	(2,205,366)	(6,018,287)
Net cash provided by financing activities	16,154,683	14,450,503

        There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and which can only be used to settle the VIEs' obligations.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

2. PRO FORMA INFORMATION

        The pro forma balance sheet information as of September 30, 2010 assumes the conversion of the Series A and B convertible redeemable preferred shares outstanding into ordinary shares using a conversion ratio of approximately 1:1.8421 and 1:1, respectively, which will result in 9,540,433 ordinary shares being issued in connection with the conversion upon completion of an initial public offering with a minimum market capitalization of $300 million and gross proceeds to the Company of at least $60 million.

        Pro forma net income per share is not presented because the effect of the conversion of the outstanding Series A and Series B convertible redeemable preferred shares using conversion ratios of approximately 1:1.8421 and 1:1, respectively, would not result in any dilution to earnings applicable to ordinary shareholders and would have resulted in a pro forma net income per share higher than the actual basic net income per share for the nine-month period ended September 30, 2010.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

        In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

        In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and non-software components that function together to deliver the product's essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and non-software components function together to deliver the product's essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

3. RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

        In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

        In April 2010, the FASB issued an authoritative pronouncement on milestone method of revenue recognition. The scope of this pronouncement is limited to arrangements that include milestones relating to research or development deliverables. The pronouncement specifies guidance that must be met for a vendor to recognize consideration that is contingent upon achievement of a substantive milestone in its entirety in the period in which the milestone is achieved. The guidance applies to milestones in arrangements within the scope of this consensus regardless of whether the arrangement is determined to have single or multiple deliverables or units of accounting. The pronouncement will be effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early application is permitted. Companies can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. The Group does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

        In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

3. RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. The Group does not expect the adoption of this pronouncement to have any impact on its financial condition or results of operations.

        In July 2010, the FASB issued an authoritative pronouncement on disclosure about the credit quality of financing receivables and the allowance for credit losses. The objective of this guidance is to provide financial statement users with greater transparency about an entity's allowance for credit losses and the credit quality of its financing receivables. The guidance requires an entity to provide disclosures on a disaggregated basis on two defined levels: (1) portfolio segment; and (2) class of financing receivable. The guidance includes additional disclosure requirements about financing receivables, including: (1) Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (2) The aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (3) The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Group is in the process of evaluating the effect of adoption of this pronouncement.

4. ACQUISITION

(a)
Acquisition of movie theaters

        On April 23, 2010, the Group, through Bona Film and Culture, acquired Beijing Bona International Cineplex Investment & Management Co., Ltd. ("Beijing Bona Cineplex"), a PRC based company which holds three subsidiaries and focuses on cineplex business in the PRC. Beijing Bona Cineplex holds 60% of the equity of one of the subsidiaries, Shanghai Bona Yinxing Cinema Development Co., Ltd., and 100% of the equity of the other two subsidiaries. At the same time, the Group acquired Beijing Bona Youtang Cineplex Management Co., Ltd. ("Bona Youtang"), which also focuses on cineplex business in the PRC. Both Beijing Bona Cineplex and Bona Youtang were owned by Skillgreat Limited, which is 100% owned by the Group's primary shareholder, Mr. Dong Yu. The total consideration comprised of 5,810,320 ordinary shares of the Company with a fair value of $4.50 per share issued to Skillgreat Limited and cash of $5,337,243 which was settled as an offset against the amount that the Company was owed by Mr. Dong Yu. The acquisition-related transaction costs of $20,000 were expensed as general and administrative expenses when incurred.

        The fair value of the Company's ordinary shares as of the date of acquisition was estimated by management with the assistance of American Appraisal China Limited, an independent valuer. The discounted cash flow method of the income approach was used to assess the fair value of the Company's ordinary shares as of the date of acquisition. The determination of the fair value of the

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

4. ACQUISITION (Continued)

Company's ordinary shares requires complex and subjective judgments to be made regarding the Company's projected financial and operating results, unique business risks, the liquidity of the ordinary shares, and operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares as of the date of acquisition of $4.50 per ordinary share included:

Weighted average cost of capital, or WACC:	22%
Discount for lack of marketability, or DLOM:	16%

        The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair values are consistent with the Company's business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; the Company's ability to retain competent management, key personnel and staff to support its ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving the Company's forecasts were assessed in selecting the appropriate discount rates.

        The acquisitions were completed in April 2010 and the results of Beijing Bona Cineplex and Bona Youtang have been included in the Group's consolidated financial statements since the acquisition date. A net revenue of $6,395,854 and a net loss of $103,020 generated by the acquired movie theaters after the acquisition date were included in the Group's consolidated financial statements for the nine-month period ended September 30, 2010.

        The Group has accounted for these transactions as a purchase and not as a reorganization of entities under common control. Pursuant to the Company's articles of association, the following matters among others need to be approved by the Series A preferred shareholders: (1) the adoption of the annual budget of any of the Company's subsidiaries or affiliated entities; (2) the appointment or removal or settlement of the terms of appointment of any senior manager (including any chief financial officer, chief operating officer or chief technology officer) of any of the Company's subsidiaries or affiliated entities; (3) approval, or making adjustment or modifications to the terms of transactions involving the interest of any director, shareholder or related party any of the Company's subsidiaries or affiliated entities, including but not limited to the making of any loans or advances, whether directly or indirectly, or the provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any director or shareholder of any of the Company's subsidiaries or affiliated entities. In July 2009, upon the issuance of Series B preferred shares, the Series B shareholders had the same rights. These rights allow the noncontrolling shareholders to participate in decisions that relate to the ordinary course of the Company's business and prevent the majority ordinary shareholder, Mr. Yu, from exercising control over the Company's operating and financial policy decisions. As a consequence, Mr. Dong Yu lost control of the Company upon the issuance of Series A preferred shares in July 2007.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

4. ACQUISITION (Continued)

        The value of the ordinary share and the purchase price allocation of the transaction were determined by the Group with the assistance of American Appraisal China Limited, an independent valuation firm. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Total purchase price:
Cash consideration	5,337,243
Fair value of shares issued	26,123,194

31,460,437

		Estimated useful life
Cash and cash equivalents	1,483,252
Inventory	93,832
Current liabilities	(10,661,554)
Property and equipment, net	12,714,866
6 movie theater licenses	1,911,290	Indefinite
Membership	58,651	1.8 years
Favorable lease	557,185	2 years
Non-current deferred tax liability	(153,959)
Total net assets acquired	6,003,563
Noncontrolling interests	(2,071,408)

Goodwill	27,528,282

        In the acquisition, the Group determined the fair value and useful life of the intangible assets acquired based on the following:

  (i)
  The movie theater licenses acquired are film exhibition licenses issued by local film administration authorities that allow the Group to exhibit movies. The terms of the film exhibition licenses range from one to three years and are renewable upon inspection of the issuing authority. Since the government has been promoting the gradual liberalization of the film industry, the Group believes local film administration authorities normally grant the licenses to applicants as long as they can fulfill fixed asset investment and other relevant regulatory requirements. Therefore, the Group believes the licenses can be applied for and obtained through reasonable expenditure, without undue cost or time. Based on the above analysis, the Group concluded the cost approach should be applied for the determination of the fair value of the licenses. The cost approach takes into consideration the estimated staff costs, opportunities for fixed asset investment and overhead cost incurred for application of the licenses. The Group estimated the license has an indefinite life because the Group will

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

4. ACQUISITION (Continued)

    renew it in the foreseeable future and do not expect that the Group will require substantial costs to renew or extend the licenses' legal life.

  (ii)
  As of the acquisition date, 41,657 individuals were registered as members of Beijing Bona Cineplex and Beijing Youtang and those members can purchase movie tickets at discounted price. The fair value of movie theater memberships was appraised by "excess earning method" which takes into consideration the projected cash flow to be generated from the members. The most significant estimates and assumptions inherent in the approach the Group used to value movie theater membership are the estimated revenues and margin derived from sale of tickets to the members and the discount rate. The resulting cash flow is discounted at a rate approximating the estimated cost of equity of Beijing Bona Cineplex and Beijing Youtang, which reflects a market participant's required rate of return for investing in the subject intangible asset. The terms of the membership range from one to five years with a weighted average of 1.8 years. The useful life of movie theater membership was determined based on the period over which the intangible asset will generate cash flow to the Group in the future.

  (iii)
  The fair value of favorable leases was determined by the incremental cash flow approach, which takes into consideration the projected rental expenses to be saved by virtue of ownership of lease agreements at rates more favorable than market rate. The most significant estimates and assumptions inherent in the approach that the Group used to value the favorable leases were the market rates for renting the premise of those movie theaters and the discount rate. The resulting rental saving was discounted at a rate approximating the estimated cost of equity of Beijing Bona Cineplex and Bona Youtang, which reflected a market participant's required rate of return for investing in the subject intangible asset.

        The goodwill is mainly attributable to intangible assets that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) group of customers (most movie theater customers are walk-in) that are not known or identifiable to Beijing Bona Cineplex and Bona Youtang; (b) presence in geographic market and locations. The acquired goodwill is not deductible for tax purposes.

        The following pro forma consolidated financial information reflects the results of operations for the nine months ended September 30, 2009 and 2010 as if the acquisitions of Bona Cineplex had occurred on January 1, 2009 and 2010, respectively. The following pro forma financial information has been prepared for comparative purpose only and is not necessarily indicative of the results that would

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

4. ACQUISITION (Continued)

have been had the acquisitions been completed at the beginning of the periods presented, nor is it indicative of future operating results:

	Nine-month periods ended September 30,
	2009	2010
Pro forma net revenues	18,482,755	38,721,984
Pro forma net income (loss)	339,940	(7,797,317)
Pro forma net loss per ordinary share—Basic	(0.04)	(0.66)
Pro forma net loss per ordinary share—Diluted	(0.04)	(0.66)
Pro forma net income per series A preferred share—Basic	0.23	0.26
Pro forma net income per series B preferred share—Basic	0.22	0.25
(b)
Acquisition of Bona Yinglong

        On July 28, 2010, to further expand the Group's talent agency business the Group through Bona Film and Culture acquired the remaining 60% equity interest of Beijing Bona Yinglong Culture Agency Company Ltd. ("Bona Yinglong", subsequently renamed to Beijing Bona Xingyi Culture Agency Company Ltd.) with a total cash consideration of $442,804 (equivalent to RMB3 million).

        The purchase price allocation of the transaction was determined by the Group, and the following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Total purchase price:
Cash consideration	442,804
Fair value of investment in Yinglong	203,130

645,934

Cash and cash equivalents	738,014
Other receivable	6,839
Current liabilities	(230,309)
Total net assets acquired	514,544

Goodwill	131,390

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

5. ACCOUNTS RECEIVABLES

        Net accounts receivable consists of the following:

	December 31, 2009	September 30, 2010
Accounts receivable	19,513,068	8,081,160
Allowance for doubtful accounts
Beginning balance as of January 1	21,968	21,968
Reversal of allowance against profit and loss	—	(21,968)
Less: ending balance of allowance for doubtful accounts	21,968	—

Accounts receivable, net	19,491,100	8,081,160

        As the Group generally does not have credit risk in movie theaters box office sales, allowance for doubtful accounts relates to accounts receivable from film licensing revenues, advertising and talent agency services.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following at:

	December 31, 2009	September 30, 2010
Amount due from third parties	4,383,017	9,316,988
Prepaid film cost	702,967	477,533
Promotion and print costs paid on behalf of film producers	1,436,031	1,425,343
Loan and interest receivable from a producer of TV series	—	2,238,438
Prepaid advertising deposit	229,725	295,843
Rental deposit and prepaid rental fees	104,930	806,644
Prepaid professional services fee	—	558,705
Advance to suppliers	—	90,635
Advance to employees	—	54,953
Other prepaid expenses	168,882	588,478

Total	7,025,552	15,853,560

        Amounts due from a third party represent receivables from third parties for working capitals and expenses the Group paid on behalf of an independent third party. Prepaid film cost represents amounts paid in 2009 to secure the service of an individual to be the director of three films over the next year, in which one film was completed at the end of September 2010, therefore related prepaid film cost was transferred to production costs. The prepaid film cost will be amortized on a film-by-film basis. The loan of $1,492,292 and interest receivable of $746,146 from a producer of TV series represents the Group's investment in a TV series, which currently has a fixed rate of return of 50% and the Group expects to be repaid by December 31, 2010.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

7. DISTRIBUTION RIGHTS

	Nine-month period ended September 30,
	2009	2010
Released:
Beginning balance as of January 1	691,913	1,095,324
Addition	2,387,335	2,734,669
Amortization	(2,500,293)	(2,864,300)
Exchange difference	520	16,210

Ending balance as September 30	579,475	981,903

In production and not released	5,207,121	252,197

Total	5,786,596	1,234,100

        The portion of the costs of the completed films that are expected to be amortized during the twelve months after September 30, 2010 is $583,377, and the Group expects to amortize 97% of such costs within three years from September 30, 2010.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

8. PRODUCTION COSTS

	Nine-month period ended September 30,
	2009	2010
Beginning balance for completed films as of January 1	—	9,662,234
Addition:
Capitalized interest expenses	—	—
Compensation of directors	186,451	846,442
Compensation of actors and actresses	223,063	1,192,787
Compensation of other production staff	35,342	144,072
Set construction and decoration	811,137	4,310,710
Travelling allowances	96,726	378,047
Prints	75,510	289,957
Other miscellaneous costs	136,124	530,007
Amortization	(431,368)	(9,892,731)
Exchange difference	219	122,684

Subtotal for completed films	1,133,204	7,584,209

Beginning balance for films in production and not released as of January 1	3,785,691	9,866,326
Addition:
Capitalized interest expenses	100,065	167,455
Compensation of directors	2,324,403	3,638,603
Compensation of actors and actresses	3,446,504	5,315,512
Compensation of other production staff	395,982	803,074
Set construction and decoration	9,437,554	15,528,462
Travelling allowances	809,562	1,634,072
Prints	1,000,953	1,754,716
Other miscellaneous costs	692,026	1,127,266
Exchange difference	125,417	132,032

Subtotal for films in production and not released	22,118,157	39,967,518

Ending balance as of September 30	23,251,361	47,551,727

        The portion of the costs of the completed films that are expected to be amortized during the twelve months after September 30, 2010 is $5,178,489, and the Group expects to amortize 93% of such costs within three years from September 30, 2010.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

9. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consisted of the following at:

	December 31, 2009	September 30, 2010
Leasehold improvements	126,935	9,868,236
Furniture and office equipment	202,080	6,059,856
Transportation equipment	527,214	537,214

	856,229	16,465,306
Less: accumulated depreciation	(514,493)	(2,282,718)

Property and equipment, net	341,736	14,182,588

        Depreciation expense for the year ended 2009 was $143,001. Depreciation expense for the nine-month period ended September 30, 2010 was $559,484.

10. INVESTMENT IN EQUITY AFFILIATES

        The Group's equity method investees include:

Investee	Amount invested	Legal ownership	Date invested	Business
Wisdom Sea Group Limited (BVI)(1)	$4	40%	January 2008
Beijing Bona Meitao Culture and Media Company Limited ("Bona Meitao")	$573,235	51% Note (2)	September 2008	Artist agency, film and television content production

(1)
Wisdom Sea Group Limited was dissolved in July 2010.

(2)
The Group can nominate three out of five board members of Bona Meitao. However any significant board resolutions related to operating and financial activities of Bona Meitao need two-third board members' approval. The Group concludes it does not have control over Bona Meitao, and accounted for this investment on the equity basis from its inception.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

10. INVESTMENT IN EQUITY AFFILIATES (Continued)

        Changes in the Group's investment in equity affiliates during the nine-month period ended September 30, 2010 are as below:

	Bona Yinglong(1)	Bona Meitao
Balance as of January 1, 2010	$198,466	$364,584
Share of profit/(loss) for nine-month period ended September 30, 2010	(21)	9,268
Distribution	—	(132,005)
Exchange difference	4,685	29,322
Elimination of equity investment due to the acquisition of remaining 60% interest	(203,130)	—

Balance as of September 30, 2010	—	271,169

(1)
In July 2010, Bona Film and Culture acquired the remaining 60% equity shares of Bona Yinglong with consideration of $440,736 (equivalent to RMB3 million). As a result, Bona Yinglong became a subsidiary of the Group, and is consolidated in the consolidated financial statements for the nine-month period ended September 30, 2010. The fair value of the investment in 40% equity interest as of the acquisition date of the remaining 60% equity interest approximated its carry amount, and therefore, no remeasurement gains or losses were recognized in earnings.

        The aggregate financial statement amounts and balances of the Group's equity method investees as shown in their financial statements were as follows:

	December 31, 2009	September 30, 2010
Total current assets	1,520,269	1,207,490
Total assets	1,641,415	1,364,976
Total current liabilities	444,363	649,828
Total liabilities	444,363	649,828

	For the nine-month ended September 30,
	2009	2010
Total net revenue	910,367	1,501,822
Net income	412,277	18,449

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

11. ACQUIRED INTANGIBLE ASSETS, NET

        Acquired intangible assets, net consist of the following:

	As of September 30, 2010
	Gross carrying amount	Accumulated amortization	Net carrying amount	Useful life
Movie theater license	1,911,290	—	1,911,290	Indefinite
Membership	58,651	16,292	42,359	1.8 years
Favorable lease	557,185	139,296	417,889	2 years

Total	2,527,126	155,588	2,371,538

        The amortization expenses for the nine months ended September 30, 2010 were $155,588. The Group expects to record amortization expenses of $77,794, $312,806, $69,648, for the fourth quarter of 2010, the year of 2011, and 2012, respectively.

12. GOODWILL

        The Group's goodwill was generated from the acquisition of 100% equity interest in Bona Entertainment on July 1, 2008, the acquisition of 100% equity interest in Beijing Bona Cineplex on April 23, 2010 (Note 4), and the acquisition of the remaining 60% equity interest of Bona Yinglong on July 28, 2010.

        Changes in the carrying amount of goodwill by reporting units for the nine-month period ended September 30, 2010 were as follows:

	Film distribution	Film production	Talent agency	Movie theaters	Total
Balance as of January 1, 2010	—	34,880	—	—	34,880
Goodwill acquired during the period	—	—	131,390	27,528,282	27,659,672
Foreign exchange difference due to translation	—	(24)	1,449	410,518	411,943

Balance as of September 30, 2010	—	34,856	132,839	27,938,800	28,106,495

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consisted of the following at:

	December 31,2009	September 30, 2010
Advance from third parties	5,113,221	9,090,032
Advance from customers	2,452,268	4,047,936
Other account payable to third parties	830,639	1,095,134
Payables for rental expenses	—	1,799,364
Payables to producers	1,318,063	—
Other taxes and fees payable	668,092	1,023,981
Accrued welfare and other social expenses	3,558	154,356

Total	10,385,841	17,210,803

        Advance from third parties represents amounts payable to third parties for working capitals. Advance from customers represents payments received from customers for licensing fees upfront. Other account payable to third parties primarily represents payables for film developing, printing, and advertising fees. Payables to producers represent investment in films by other parties collected on behalf of film producers.

        Accrued welfare and other social expenses were for the payments of miscellaneous welfare expense, pension, and other social insurance to employees of the Group.

14. BANK BORROWING

        In March 2010, the Group borrowed a bank loan with a principal of $544,758 (equivalent of RMB3.7 million) from a PRC commercial bank. The loan is to be repaid by March 30, 2011. The annual interest rate is 6.37%. Mr. Dong Yu pledged his personal property for this loan. Interest expenses accrued for this loan was $16,741 in the nine-month period ended September 30, 2010, which was paid as of September 30, 2010.

        During May to September 2010, the Group borrowed bank loans with a total principal of $19,146,110 (equivalent of RMB128.3 million) from two PRC commercial banks on the condition that the loans would be invested in five specific films. These loans are to be repaid by December 22, 2011. The annual interest rate is 5.94% and 6.37%. The loans are repaid on a first priority basis with the box office receipts from such films and personally guaranteed by the Company's principal shareholder, Mr. Dong Yu. Interest expenses accrued for these loans were $183,566 in the nine-month period ended September 30, 2010, in which $135,085 were capitalized to production costs as of September 30, 2010.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

14. BANK BORROWING (Continued)

        Changes in the balances of bank borrowings during the nine-month period ended September 30, 2010 are as follows.

Beginning balances as of January 1, 2010	6,590,317
Additional bank borrowings	18,848,798
Bank borrowing acquired on acquisition of movie theaters	544,758
Accrued interest	255,192
Payments of principal during the period	(6,611,036)
Payments of interest during the period	(223,034)
Exchange difference	325,929

Ending balances as of September 30, 2010	19,730,924

15. OTHER BORROWINGS

        In June 2010, the Company entered into a film financing agreement with a third party investor. Under the agreement, the investor invested $1,175,295 (equivalent of RMB8 million) and the Company guaranteed a return of 10% on the investment. The Group accrued an interest of $25,990 on this borrowing in the nine-month period ended September 30, 2010 using the effective interest rate of 10%.

        Changes in the balances of other borrowings during the nine-month period ended September 30, 2010 are as follows.

Beginning balances as of January 1, 2010	6,089,373
Received from investors	1,175,295
Accrued interest	234,055
Payments of principal during the period	(2,938,238)
Payments of interest during the period	(88,147)
Exchange difference	89,991

Ending balances as of September 30, 2010	4,562,329

        Capitalized interest expense in film production cost was nil and $25,990 for the nine-month period ended September 30, 2009 and the nine-month period ended September 30, 2010, respectively.

16. FILM PARTICIPATION LIABILITIES

        In the film production financing arrangements, amounts provided by the third party investor for a fixed percentage of the film's worldwide net income are reflected as a film participation liability. A film's worldwide net income is defined as the film's distribution revenue, less promotion and print costs, and distribution fees. The difference between the ultimate film participation expenses expected to be paid to participants and the amount provided by participants is amortized as a charge to or a reduction of film participation expense under the individual-film-forecast method.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

16. FILM PARTICIPATION LIABILITIES (Continued)

        Film participation liabilities related to (What Women Want) entered into in 2010:

Initial participation amount	Term
$1,787,566 (equivalent of RMB12.2 million)	10% of worldwide net income of the film for 10 years from the initial exhibition of the film in the mainland China.

        Film participation liabilities related to (Triple Tap) entered into in 2010:

Initial participation amount	Term
$558,265 (equivalent of RMB3.8 million)	10% of worldwide net income of the film for 10 years from the initial exhibition of the film in the mainland China.

        The table below summarizes the movement of film participation liabilities:

September 30, 2010
Beginning balance as of January 1, 2010	9,899,787
Received from participants	2,345,831
Accrued participation expense	739,222
Payments made during the year	(1,949,779)
Gain on extinguishment of liability(1)	(488,799)
Exchange difference	181,540

Ending balances as of September 30, 2010	10,727,802

(1)
The participation agreement with one of the investors of film Bodyguards and Assassins was terminated in March 2010. As a result of a renegotiation, the Group only needs to repay the principal of $2,709,508 (equivalent RMB18.4 million) in September 2010, and the accrued interest expenses were waived. This was accounted for as an extinguishment of debt and resulted in a gain of US$488,799 for the nine-month period ended September 30, 2010.

        Payments made during the nine-months period ended September 30, 2010 include interest of $83,361 and principal of $1,866,418. The Group expects to pay $8,912,040 during the twelve months after September 30, 2010.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

17. INCOME TAXES

        The current and deferred components of income tax expense (benefit) are as follows:

	Nine-month period ended September 30,
	2009	2010
Income taxes expenses/(benefits):
Current
PRC	51,951	47,712
Hong Kong	1,464	83,222
Deferred
PRC	(151)	(38,897)
Hong Kong	—	—

	53,264	92,037

British Virgin Islands

        Under the current BVI law, income from Bona International is not subject to taxation.

Hong Kong

        No provision for Hong Kong Profits Tax was made for the year ended December 31, 2009 and the nine-month period ended September 30, 2010 on the basis that Bona Entertainment, Cinema Popular and Distribution Workshop (HK) Ltd. did not have any assessable profits arising in or derived from Hong Kong for the periods.

PRC

        On March 16, 2007, the National People's Congress adopted the Enterprise Income Tax Law (the "New EIT Law"), which became effective January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. For 2008 and thereafter, the EIT rate for the Group's entities operating in the PRC was 25% with the following exceptions.

        Bona Advertising was subject to income tax at a special concession rate of 25% on the deemed profit at 6% of their revenues for year 2009 as approved by the relevant local tax authority. Starting from 2010, Bona Advertising is subject to the EIT rate of 25%.

        Zhejiang Bona was exempted from income tax for the years of 2009 and 2010 pursuant to an approval by the relevant local tax authority in September 2009.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

17. INCOME TAXES (Continued)

        The principle components of the Group's deferred income tax assets and liabilities are as follows:

	December 31, 2009	September 30, 2010
Deferred tax assets
Allowance for doubtful accounts	5,492	—
Accrued Payroll	—	23,388
Less: valuation allowance	—	(23,388)

Current deferred tax assets	5,492	—

Property and equipment	2,105	23,819
Net operating loss carry forwards	35,439	1,033,913
Less: valuation allowance	(35,439)	(1,055,111)

Non-current deferred tax assets	2,105	2,621

Deferred tax liabilities
Acquired intangible assets	—	115,062

Non-current deferred tax liabilities	—	115,062

        The Group had net operating losses of $180,559, and $4,254,890 from the Group's PRC and Hong Kong entities as of December 31, 2009 and September 30, 2010, respectively. The net operating loss carry forwards generated by a particular entity in the Group cannot be transferred or utilized by other entities within the Group. As of December 31, 2009 and September 30, 2010, valuation allowance was $35,439 and $1,055,111, respectively, which were provided against deferred tax assets arising from net operating losses of these PRC and Hong Kong entities due to the uncertainty of realization.

        The net operating loss carry forwards for the Group's PRC entities as of December 31, 2009 will expire on various dates through 2014. The net operating loss carry forwards for the Group's PRC entities as of September 30, 2010 will expire on various dates through 2015.

        The Group did not identify significant unrecognized tax benefits for the nine-month periods ended September 30, 2009 and 2010. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also believed that the adoption of pronouncement issued by FASB regarding accounting for uncertainty in income taxes did not have a significant impact on the unrecognized tax benefits within 12 months from December 31, 2009.

        Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

17. INCOME TAXES (Continued)

present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for the New EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%. If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10%.

        Aggregate undistributed earnings of the Company's subsidiaries located in the PRC that are available for distribution to the Company of approximately $5,231,858 and $9,722,836 at December 31, 2009 and September 30, 2010 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

18. WARRANTS

        In conjunction with the issuance of the Convertible Notes, the Company also issued stock purchase warrants to the Convertible Notes holders, providing for the rights to purchase certain number of Series A preferred shares of the Company. As the warrants are for Series A convertible redeemable preferred shares, the warrants are classified as a liability, recorded at fair value at issuance date, and subsequently marked to market at each reporting period end.

        The number of Series A preferred shares the warrants holder could purchase was 87,888 at issuance. The warrant exercise price, which equals to the conversion price of Series A preferred shares, was adjusted from $2.56 per share at issuance to $1.39 per share as of December 31, 2007 according to the 2007 net profit adjustment conversion provision in the Series A preferred shares agreement (see Note 19). The stock purchase warrants were exercisable within five years from the date of grant.

        On September 12, 2009, the warrants holders exercised all the warrants using the net share settlement. The Company issued 50,631 Series A preferred shares to the warrants holders.

        The fair value of the warrants was $133,306 at the grant date. As of December 31, 2007, 2008, and September 12, 2009, the fair value of the warrants was $133,489, $439,539, $320,088, respectively.

        The change in fair value of warrants was $183, $306,050, and $(119,451) in 2007, 2008, and 2009, respectively.

        The warrants were classified as a Level 3 liability because the Group used unobservable inputs to value them, reflecting the Group's assessment of the assumptions market participants would use in valuing the warrants.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES

        In July 2007, the Holders of the Convertible Notes converted $3,000,000 in principal and $21,499 in accrued interest into 1,171,875 shares of Series A convertible redeemable preferred shares ("Series A preferred shares"). The Company also issued 31,250,000 shares of Series A preferred shares at $2.56 per share to the Holders for $5,000,000 of cash before issuance costs of $112,845.

        In July 2009, the Company issued a total of 2,897,897 Series B convertible redeemable preferred shares ("Series B preferred shares"), in which 1,241,958 shares of Series B-1 preferred shares at the price of $2.82 per share for a total cash consideration of $3,500,000, and 1,655,939 shares of Series B-2 preferred shares at the price of $3.62 per share for a total cash consideration of $6,000,000, respectively.

        In July 2010, the Company issued a total of 792,680 Series B-3 convertible redeemable preferred shares ("Series B-3 preferred shares") at the price of $6.31 per share for a total cash consideration of $5,000,000.

        The significant terms of the Series A and B preferred shares are as follows:

Voting rights

        The Series A and B preferred shares vote together with the ordinary shares on an as-converted basis, and not as a separate class.

Dividends

        No dividend can be paid on ordinary shares at a rate greater than the rate at which dividends are paid on Series A and B preferred shares. Series A and B preferred shares are participating securities.

Liquidation preference

        In the event of any liquidation, dissolution or winding up of the Company, Series B preferred shareholders have preference to Series A preferred shareholders. Out of the proceeds, Series B preferred shareholders first receive an amount equal to 150% of Series B original issue price and all declared but unpaid dividends, then Series A preferred shareholders receive an amount equal to 150% of Series A original issue price and all declared but unpaid dividends. The remaining balance of any proceeds shall be distributed ratably among the holders of the ordinary shares and the holders of the Series A and B preferred shares (on an as-converted basis).

Conversion

  –
  Optional Conversion:  Series A and B Preferred Shares are convertible at the holder's option to ordinary shares. The initial conversion ratio was one for one, subject to certain general anti-dilution adjustments.

  –
  Down-round provision:  If after the Series A or B original issue date, the Company issues additional equity security without consideration or at a per share price lower than the then

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

    effective Series A conversion price, the Series A conversion price will be adjusted down to equal to the new issuance price.

  –
  2007 net profit adjustment:  The Series A conversion price shall automatically be adjusted with effect from December 31, 2007, based on whether the Group's 2007 net profit could reach certain target or not. The Series A conversion price was adjusted from $2.56 per share to $1.39 per share as of December 31, 2007 according to this provision.

  –
  2009 net profit adjustment:  The Series B-2 perferred shares' conversion price was subject to an adjustment with effect from March 31, 2010 if the 2009 net profit (net profit of the 12 months ended March 31, 2010) was less than $6,593,407 (regardless of 2008 net profit). Based upon the subsequent mutual agreement between the Company and the Series B-2 shareholders no adjustment to the conversion price was required or made.

  –
  Automatic Conversion:  All Series A and B preferred shares will be automatically converted into ordinary shares of the Company, at the then applicable conversion price, upon (i) the consummation of a public offering of the ordinary shares of the Company with a minimum market capitalization of $300 million and gross cash proceeds of at least $60 million (a "Qualified IPO"), or (ii) as requested by at least 50% of the holders of all outstanding Series A and Series B preferred shares, respectively.

Redemption rights

        At any time on or after 48 months from July 2007 ("Maturity Date") or 48 months from the Series B original issue date in the case of Series B preferred shares, and in the event that a Qualified IPO has not occurred prior to such date, the Series A or B preferred shares holders have the right to request the Company to redeem all of the Series A or B preferred shares for an aggregate consideration, equal to the higher of: (i) 140% of the issuance price, plus any declared but unpaid dividends, or (ii) the fair market value of the Series A or B preferred shares (exclusive of liquidity event, fire sale or minority ownership discounts) as determined by an independent appraiser mutually agreeable to the Company and the lead investor.

        Because the redemption price of Series A preferred shares and Series B preferred shares is linked to the fair value of the underlying preferred shares, the conversion feature is a derivative and required to be bifurcated from Series A preferred shares and Series B preferred shares, and recognized at fair value.

        The following table summarizes the bifurcated derivative liabilities at the issuance date of Series A and Series B preferred shares:

Derivative liabilities
Relating to Series A preferred shares issuance on July 10, 2007	729,000
Relating to Series B-1 and B-2 preferred shares issuance on July 7, 2009	301,000
Relating to Series B-3 preferred shares issuance on July 26, 2010	476,000

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        Change in fair value of $(92,000), and $14,528,000 were recorded in the consolidated statements of operations for the nine-month period ended September 30, 2009 and 2010, respectively.

        On August 1, 2010, all the Series A and B shareholders and the board of directors passed a resolution to amend the redemption term of the preferred shares. The resolution changed the redemption price of Series A and B preferred shares to be 140% of the issuance price plus any declared but unpaid dividends, instead of the higher of 140% of the issuance price or the fair market value of the Series A or B preferred shares. As a result of this amendment, the redemption price of Series A and B preferred shares is no longer linked to the fair value of the underlying preferred shares, and therefore the conversion features of Series A and B preferred shares do not meet the net settlement criterion of a derivative. Accordingly, the separate accounting at fair value for the conversion features is no longer required. The related derivative liabilities were eliminated against additional paid-in capital on the date of amendment.

        Because the Series A preferred shares and Series B preferred shares are automatically convertible into ordinary shares upon a Qualified IPO, the ability of holders to redeem Series A preferred shares and Series B preferred shares on or after July 2011 and July 2013, respectively, is contingent upon a Qualified IPO not occurring in four years after issuance date of such shares. Because the exercise of the redemption right is outside of the control of the Company, the Group deemed redemption to be probable and has accreted the Series A preferred shares and Series B preferred shares to their redemption value. Management has elected to recognize the change in the redemption value over the period from the date of issuance to the earliest redemption date of the Series A preferred shares and Series B preferred shares using the effective interest rate method. As a result, the Group recognized $715,992 and $815,310 as deemed dividends on Series A preferred shares during the nine-month period ended September 30, 2009 and 2010, respectively, and $200,031 and $787,956 during the nine-month period ended September 30, 2009 and 2010, respectively, as deemed dividends on Series B preferred shares which reflects the accretion changes in redemption value assuming the redemption value is 140% of the issuance price.

        The following table summarizes the movement of Series A and Series B convertible and redeemable preferred shares:

Series A preferred shares
Beginning balances as of January 1, 2010	9,727,866
Accretion of redemption value	815,310

Ending balances as of September 30, 2010	10,543,176

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

19. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

Series B preferred shares
Beginning balances as of January 1, 2010	9,074,270
Issuance of Series B-3 preferred shares	4,523,886
Accretion of redemption value	787,956

Ending balances as of September 30, 2010	14,386,112

20. FAIR VALUE MEASUREMENTS

Derivative liabilities

        The Company determines the fair value of the derivative liabilities associated with the issuances of the Series A preferred shares and Series B preferred shares (including Series B-3 preferred shares issued in July 2010) using a "with-and-without" approach which considers the fair value of the Series A preferred shares and Series B preferred shares with and without the embedded feature under analysis. The valuation involves the fair value of ordinary shares, Series A and Series B preferred shares, and the Company's best estimates of the probability of occurrence of future events, such as a Qualified IPO and redemption, on the valuation date. Determining the fair value of ordinary shares, Series A preferred shares and Series B preferred shares requires making complex and subjective judgments. The Company considered generally accepted valuation methodologies, including income approach and market approach, which incorporates projected cash flow and management's best estimate as of the valuation dates, to derive the total equity value of the Company. The projected cash flow and estimate include among other things analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The equity value is then allocated using an option pricing model among the different classes of shares of the Company to determine the fair value of ordinary shares, Series A and Series B preferred shares. The option pricing model considers the Series A preferred shares, Series B preferred shares, and ordinary shares as call options on the Company's equity value, with strike prices based on the redemption price of the Series A preferred shares and Series B preferred shares. The main inputs to this model include equity value of the Company, redemption price of Series A and Series B preferred shares, expected volatility, expected time to expiration and risk free interest rate.

        The following table summarizes the movements of the balances of derivative liabilities during the nine-month period ended September 30, 2009:

Derivative liabilities	Series A preferred shares	Series B preferred shares	Total
Beginning balances as of January 1, 2009	2,692,000	—	2,692,000
Addition relating to issuance of Series B-1 and B-2 preferred shares	—	301,000	301,000
Changes in fair value of derivative liabilities	(477,000)	84,000	(393,000)
Ending balances as of September 30, 2009	2,215,000	385,000	2,600,000

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

20. FAIR VALUE MEASUREMENTS (Continued)

        The decrease of the fair value of the embedded derivative of Series A preferred shares by $477,000 was due to the net effect of the following:

  •
  The issuance of our Series B-1 and B-2 preferred shares in July 2009 caused a dilution effect on the conversion option associated with the Series A preferred shares. Before issuance of the Series B preferred shares, the Series A preferred shares represented 43% of the total equity, on an as-if converted basis. After the issuance of the Series B preferred shares, the percentage of shareholding represented by the Series A preferred shares, on an as converted basis was diluted to approximately 35%.

  •
  The volatility assumptions used in the option pricing method decreased from 74% as of December 2008 to 40% as of September 2009. When performing the valuation of the embedded derivatives as of September 2009, the Company reviewed the financial and operational performance of comparable companies previously selected for volatility estimates and concluded that certain companies were no longer comparable to us in terms of business nature and profitability. In view of the above, the Company extended our selection criteria to film production and distribution companies operating in other Asian countries and used them to replace those previously selected companies that were no longer comparable to us. As the operating incomes of the newly selected comparable companies were less volatile than those of previously selected comparable companies, the Company lowered its expected volatility assumptions.

  •
  The dilution effect of the Series B-1 and B-2 preferred shares and the impact of the decrease in volatility assumption on the fair value of the embedded derivative associated with the Series A preferred shares was partially offset by the increase in the fair value of total equity as described below.

        The Company believes the principal reasons for the increase of $84,000 in fair value of Series B preferred shares were: (i) the increase in total fair value of the Company's equity interest, which, in turn, was due to organic growth of the Company's business; and (ii) the improvement in the financial performance reduced the overall level of inherent risk and a market participant's required rate of return for investing in our equity securities. Because of the above, the Company's estimated cost of capital decreased from 29% as of July 2009 to 25% as of September 2009, resulting in an increase in the determined fair value of the equity interest.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

20. FAIR VALUE MEASUREMENTS (Continued)

        The key assumptions used in valuation of the derivative liabilities during the nine-month period ended September 30, 2009 are summarized in the table below:

	January 2009	September 2009
Total fair value of equity interest (USD' million)	44.0	59.4
Expected life (years)	2.3	3.8
Expected volatility	74%	40%
Risk free rate	3.0%	2.8%
Minimum redemption price of the preferred shares	140% of original issuance price plus any declared but unpaid dividend
Estimated probability of events that trigger the exercise of conversion right	20%	20%

        The following table summarizes the movements of the balances of derivative liabilities during the nine-month period ended September 30, 2010:

Derivative liabilities	Series A preferred shares	Series B preferred shares	Total
Beginning balances as of January 1, 2010	2,461,000	442,000	2,903,000
Addition relating to issuance of Series B-3 preferred shares	—	476,000	476,000
Changes in fair value of derivative liabilities	11,032,000	3,496,000	14,528,000
Transfer to additional paid in capital	(13,493,000)	(4,414,000)	(17,907,000)
Ending balances as of September 30, 2010	—	—	—

        The Company believes the principal reasons for the change in fair value of the embedded derivatives of Series A and Series B preferred shares during the period from January 1, 2010 to August 1, 2010 were the increase in the estimated probabilities of the events that will trigger the exercise of the conversion option and the increase in the fair value of its equity interest, which, in turn, were primarily attributable to the following:

  •
  In the period from January 1 to August 1, 2010, the Company started the preparation for an initial public offering. Market sentiment towards initial public offering in the United States also improved during this period. The proximity of the offering increased the estimated probabilities of the exercise of the conversion option, the liquidity of the Company's ordinary shares and the fair value of its equity interest.

  •
  The Company's weighted average cost of capital decreased from 25% as of December 31, 2009 to 17% as of August 1, 2010. The decrease was due to the combined results of (i) the continuous growth of the Group's business and size, (ii) a longer track record for forecasting, (iii) the completion of the acquisition of Beijing Bona Cineplex and Beijing Bona Youtang on April 23, 2010, which expanded the Group's business to operation of movie theaters and lowered its business concentration risks, resulting in a lower unsystematic risk for the Group, and (iv) the improvement of internal controls over financial reporting by recruiting key management.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

20. FAIR VALUE MEASUREMENTS (Continued)

        The key assumptions used in valuation of the derivative liabilities during the nine-month period ended September 30, 2010 are summarized in the table below:

	January 2010	July 2010(1)	August 2010(2)
Total fair value of equity interest (USD' million)	63.3	136.7	138.7
Expected life (years)	3.5	3.0	2.9
Expected volatility	39%	48%	48%
Risk free rate	2.4%	2.0%	2.0%
Minimum redemption price of the preferred shares	140% of original issuance price plus any declared but unpaid dividend
Estimated probability of events that trigger the exercise of conversion right	20%	60%	60%

(1)
The Series B-3 preferred shares were issued in July 2010.

(2)
In August 2010, the redemption price of Series A and Series B preferred shares was amended and as a result of the amendment, the separate accounting at fair value for the conversion features is no longer required. The change in fair value of derivative liabilities from January 1, 2010 through August 2010 was recorded in the earnings for the nine-month period ended September 30, 2010.

Warrants

        The fair value of warrants was estimated using the Black-Scholes option pricing model with the following assumptions:

June 2009
Expected volatility	40%
Risk-free interest rate	2.90%
Expected dividend	—
Expected life of the warrants	2.89-3.01

Assets and liabilities acquired in business acquisitions

        The Company measured fair value of assets and liabilities acquired in business acquisitions using various valuation methods, primarily consisting of the "cost," "income approach—excess earnings" and "with & without" valuation methods. These purchased assets and liabilities are considered Level 3 assets and liabilities because the Company used unobservable inputs, reflecting the Company's assessment of the assumptions that market participants would use in valuing these assets and liabilities (Note 4).

        The Group has no financial instruments measured at fair value on recurring basis as of September 30, 2010.

21. GOVERNMENT SUBSIDIES

        For the nine months ended September 30, 2009 and 2010, the Group received nil and $88,147 of government subsidies, respectively, mainly include subsidy from a government authority to encourage the Company's production in one specific film. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject the Group to any additional governmental regulations or future obligations. These amounts are recognized as subsidy income when received.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

22. ORDINARY SHARES

        In December 2006, the Company authorized 24,479,231 ordinary shares with par value of $0.0005 per share and issued 100 ordinary shares at par value at incorporation.

        In July 2007, the Company issued 6,835,931 ordinary shares for no consideration as a result of recapitalization from additional paid-in capital. This issuance is considered as a stock split and the computations of basic and diluted net income per share were adjusted retroactively for all periods presented. Contemporaneously, the Company repurchased 585,937 ordinary shares from Mr. Dong Yu for $1,500,000 using the proceeds from the issuance of the Series A preferred shares. These shares were then cancelled.

        In June 2009, the Company issued 2,803,614 ordinary shares at par value to all ordinary shareholders for cash consideration of $4,486 with the consent of the preferred shareholders. This issuance is considered as an issuance with nominal consideration and has been therefore treated in a manner akin to a stock split and the computations of basic and diluted net income per share were adjusted retroactively for all periods presented.

        In July 2009, contemporaneously with the issuance of the Series B preferred shares, the Company repurchased 1,241,958 ordinary shares from Skillgreat Limited, a company wholly owned by the Group's primary shareholder, Mr. Dong Yu, for $3,500,000 using the proceeds from the issuance of the Series B preferred shares. These shares were then cancelled.

        In April 2010, the Company issued 5,810,320 ordinary shares with a fair value of $4.50 per share as part of the acquisition consideration of movie theaters (Note 4).

        In July 2010, the Company issued 317,072 ordinary shares to Mr. Jeffrey Chan for a total cash consideration of $2,000,000 due to the exercise of his options, in which $400,000 was not received and represented a loan to Mr. Jeffrey Chan with recourse as of September 30, 2010. The Group expects to collect it in near term. (Note 23).

23. SHARE-BASED COMPENSATION

        On June 1, 2009, the Group's board of directors approved the Bona Film Group Limited 2009 Stock Incentive Plan (the "2009 Plan"). The maximum number of ordinary shares that may be granted under this plan is 209,163 shares.

        On June 1, 2010, the Group's board of directors approved the Bona Film Group Limited 2010 Stock Incentive Plan (the "2010 Plan"). The maximum number of ordinary shares that may be granted under this plan is 1,410,650 shares. Together with the approval of the 2010 Plan, the Group granted 324,245 share options to three officers of the Group, and 650,631 share options to purchase ordinary shares to 49 employees.

        Under the 2009 Plan, the Group granted 209,163 share options to an officer and an employee on June 1, 2009. 69,721 options vested on the date of grant. The remaining options vest ratably over 32 months from the date of grant and are exercisable up to 10 years from the date of grant. The

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

23. SHARE-BASED COMPENSATION (Continued)

exercise price is $3.36 per share. The estimated fair value of the options granted was $1.47 on the date of grant using the Binomial option pricing model. A zero forfeiture rate was estimated.

        Under the 2010 Plan, the Group granted 324,245 share options to three officers of the Group, and 650,631 share options to 49 employees on June 1, 2010. 35,671 options granted to one officer will vest on the closing of an initial public offering of the ordinary shares of the Company. 5,615 options granted to the officer vest on the date of grant, and 196,518 options granted to the officer vest ratably over 35 months from the date of grant. 14,117 options granted to the other officers and employees vest on the date of grant, and the remaining 722,955 options will vest ratably over 47 months from the date of grant. The contract life is 10 years from the date of grant. The exercise price is $3.44 or $6.31 per share. The weighted average grant-date fair value of options granted during 2010 was $2.26 per share.

        In July 2010, the Company issued an option to Mr. Jeffrey Chan, the chief operation officer of the Group, to purchase a total of 317,072 ordinary shares at an exercise price of $6.31 per share. The option can be exercised within five business days after the option issuance date. The fair value of the option was determined to be $616 which was recognized share-based compensation expenses in July 2010. The option was exercised by Mr. Jeffrey Chan in July 2010.

        The fair value of the option award was estimated on the date of grant using the binomial option pricing model with the following assumptions.

Expected volatility(1)		44%
Risk-free interest rate(2)		1.26%
Expected dividend yield(3)		nil
Exercise price(4)	US$	6.31
Fair value of the underlying ordinary shares(5)	US$	5.66

        The fair value of each option granted was estimated on the date of grant by the Group with the assistance of American Appraisal China Limited, an independent valuer, and was determined using the Binomial option pricing model with the following assumptions for the year ended December 31, 2009 and the nine-month period ended September 30, 2010:

	June 2009	June 2010	July 2010
Expected volatility(1)	42%	44%	44%
Risk-free interest rate(2)	4.49%	4.36%	1.26%
Expected dividend yield(3)	Nil	Nil	Nil
Exercise price(4)	3.36	3.44 and 6.31	6.31
Fair value of the underlying ordinary shares(5)	3.15	4.75	5.66

(1)
Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on average historical volatility of comparable companies for the period before the valuation date with lengths equal to the life of the options.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

23. SHARE-BASED COMPENSATION (Continued)

(2)
Risk-free interest rate

Risk free interest rate is estimated based on the yield to maturity of PRC international government bonds with maturity term close to the life of the options.

(3)
Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the life of the options.

(4)
Exercise price

The exercise price of the options was determined by the Group's board of directors.

(5)
Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a contemporaneous valuation. When estimating the fair value of the ordinary shares on the grant dates, management has considered a number of factors, including the result of a third-party appraisal and equity transactions of the Group, while taking into account standard valuation methods and the achievement of certain events. The fair value of the ordinary shares in connection with the option grants on the grant date was determined with the assistance of American Appraisal China Limited, an independent valuer.

        A summary of option activity under the 2009 and 2010 Plan as of September 30, 2010, and the changes during the nine-month then ended is presented below:

Options	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
Outstanding as at January 1, 2010	209,163	$3.36	8.7	$616,778
Granted	974,876	5.07	9.7	1,204,587
Forfeited and expired	—	—	—	—

Outstanding as at September 30, 2010	1,184,039	4.77	9.5	1,821,365

Exercisable as at September 30, 2010	218,966	4.03	9.0	498,718

        The Group recognizes compensation cost on the options using the straight-line attribution method. Total share-based compensation cost recognized was $114,780 and $226,688 in the nine-month period ended September 30, 2009 and 2010.

        As of September 30, 2010, there was $2,114,290 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2009 and 2010 Plan, of which $2,044,661 is expected to be recognized over a weighted-average period of 2.99 years, and $69,629 will be recorded upon the closing of an IPO since these shares are vested then. The total fair value of share options vested was $226,688 during the nine-month period ended September 30, 2010.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

24. NET INCOME PER SHARE

        The calculation of the net income per share is as follows:

	For the nine-month period ended September 30,
	2009	2010
Numerator used in basic and diluted net income per share:
Net income (loss) attributable to Bona Film Limited	1,749,294	(7,260,658)
Deemed dividend on Series A convertible redeemable preferred shares	(715,992)	(815,310)
Deemed dividend on Series B convertible redeemable preferred shares	(200,031)	(787,956)
Undistributed earnings allocated to Series A preferred shares(i)	(307,381)	—
Undistributed earnings allocated to Series B preferred shares(i)	(47,155)	—

Net income(loss) attributable to ordinary shareholders for computing basic net loss per ordinary share	478,735	(8,863,924)

Undistributed earnings allocated to Series A preferred shares	307,381	—
Accretion of Series A convertible redeemable preferred shares	715,992	815,310

Net income attributable to Series A preferred shareholders for computing basic net income per Series A preferred share	1,023,373	815,310

Undistributed earnings allocated to Series B preferred shares	47,155	—
Accretion of Series B convertible redeemable preferred shares	200,031	787,956

Net income attributable to Series B preferred shareholders for computing basic net income per Series B preferred share	247,186	787,956

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per ordinary share	9,052,396	11,555,326
Warrants (treasury effect)	323	—
Employee share options (treasury effect)	—	—
Weighted average ordinary shares outstanding used in computing diluted net income per ordinary share	9,052,719	11,555,326
Weighted average shares outstanding used in computing basic net income per preferred share A	3,145,586	3,175,631
Weighted average shares outstanding used in computing basic net income per preferred share B	891,660	3,092,434

Net income (loss) per ordinary share—basic	0.05	(0.77)
Net income (loss) per ordinary share—diluted	0.05	(0.77)
Net income per preferred share A—basic	0.33	0.26
Net income per preferred share B—basic	0.28	0.25

(i)
For the nine-month period ended September 30, 2009, undistributed net income was allocated between ordinary shares and Series A and Series B preferred shares on a pro rata basis based on their participation rights in undistributed earnings as if the undistributed earnings had been distributed. Since each Series A and Series B convertible redeemable preferred share has the same participating right as each ordinary share, the allocation was based on the weighted average numbers of ordinary shares, Series A and Series B convertible redeemable preferred shares on an as-converted basis during the period.

For the nine-month period ended September 30, 2010, undistributed net loss is only allocated to ordinary shareholders because holders of preferred shares were not contractually obligated to share losses.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

24. NET INCOME PER SHARE (Continued)

        Employee share options and Series A and Series B preferred shares were excluded from the computation of diluted net income per share for the nine-month period ended September 30, 2009 and 2010 because their effects were anti-dilutive using the if-converted method.

25. STATUTORY RESERVES

        As stipulated by the relevant laws and regulations in the PRC, each member of the Group is required to maintain non-distributable reserves which include a statutory surplus reserve and a statutory public welfare reserve. Subject to certain cumulative limits, the statutory surplus reserve requires annual appropriations of 10% of profit after taxes as reported in company statutory financial statements prepared under accounting principle general accepted in PRC. An amount to be appropriated to the statutory public welfare reserve is to be determined at the discretion of the Group's boards of directors. These reserves can only be used for the specified purposes and once appropriated, the amounts are not available for future distribution to owners. The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to increase capital upon the boards of directors' approval.

        Total amount appropriated to statutory reserves was nil and nil for the nine-month period ended September 30, 2009 and 2010, respectively.

26. CUSTOMER INFORMATION

        There was no customer who accounted for 10% or more of net revenue for the nine-month period ended September 30, 2009 and 2010.

        Details of customers who accounted for 10% or more of accounts receivable were as follows:

	December 31, 2009	September 30, 2010
A	27.55%	8.00%
B	—	22.00%
C	—	18.00%

27. COMMITMENTS AND CONTINGENCIES

Commitments

        The Group has a number of operating leases for its facilities and offices. Rental expenses under operating leases for the nine-month period ended September 30, 2009 and 2010 were $277,704 and $2,184,445, respectively. The Group recognized rent expenses under such arrangements on a

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

27. COMMITMENTS AND CONTINGENCIES (Continued)

straight-line basis over the term of the lease. The future aggregate minimum lease payments under non-cancelable operating lease agreements are as follows:

Three-month period ending December 31, 2010	1,021,114
Year 2011	3,861,213
Year 2012	3,612,916
Year 2013	3,401,727
Year 2014 and thereafter	40,970,885

Total	52,867,855

28. EMPLOYEE BENEFIT PLAN

        Full time PRC employees of the Group are eligible to participate in a government-mandated defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require the Group to accrue for these benefits based on a percentage of each employee's salary. Total provisions for employee benefits were $136,103, $256,816 for the nine-month period ended September 30, 2009 and 2010, respectively, were reported as a component of general and administrative expense when incurred.

29. RELATED PARTY BALANCES AND TRANSACTIONS

        Nature of the relationships with related parties:

Name	Relationship with the Company
Mr. Dong Yu	Chairman, CEO and principal shareholder
Mr. Jeffrey Chan	Chief operation officer and director
Poly Film Investment Co. Ltd. ("Poly Film")	Noncontrolling shareholder
Poly Wanhe Red Sparrow International Cineplex ("Wanhe")	Mr. Dong Yu is the Board Chairman
Bona Meitao	Equity method investee
Bona Yinglong	Equity method investee
Wuhan Lianzhong Digital Film Technology Co., Ltd.	Cost method investee
Beijing Bona Starlight Cineplex Management Co., Ltd. ("Bona Starlight Cineplex")	Controlled by Mr. Dong Yu
HuBei Film Distribution and Exhibition Co., Ltd. ("HuBei Film Distribution")	Noncontrolling shareholder

        As well as being the Company's Chairman and CEO, Mr. Dong Yu is the Company's founder and as at September 30, 2010, through Skillgreat Limited, beneficially owned 45.8% of the Company's outstanding share capital (including ordinary and preferred shares on an as-converted basis), and Mr. Yu therefore has substantial influence over the Company's business, including decisions regarding

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

29. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

mergers, consolidations and the sale of all or substantially all of the Company's assets, election of directors, declaration of dividends and other significant corporate actions.

        As of December 31, 2009 and September 30, 2010, the following balances were due from the related parties:

	December 31, 2009	September 30, 2010
Amounts due from Wanhe(i)	14,644	—
Amounts due from Beijing Bona Cineplex(ii)	3,524,309	—
Amounts due from Bona Yinglong Agency(iii)	228,022	—
Amounts due from Mr. Dong Yu(iv)	2,334,502	3,720,598
Amounts due from Bona MeiTao(v)	468,645	735,997
Amounts due from affiliates of Cinema Popular(vi)	—	586,313
Amounts due from Bona Starlight Cineplex(vii)	—	620,628
Amounts due from Poly Film Investment Co., Ltd.(viii)	—	298,458

	6,570,122	5,961,994

(i)
The amounts represent loans to Wanhe, which have been repaid in full during the nine-month period ended September 30, 2010.

(ii)
The amounts represent payments of operating expenses and purchasing equipments on behalf of Beijing Bona Cineplex.

(iii)
The amounts represent payments made on behalf of Bona Yinglong Agency.

(iv)
The amounts represent payments of individual income tax on behalf of Mr. Dong Yu and loans to him.

(v)
The amounts represent distribution receivable from Bona MeiTao and a loan to Bona MeiTao.

(vi)
The amounts represent the Cinema Popular's receivables from affiliates for operation.

(vii)
The amounts represent payments of working capital on behalf of Bona Starlight Cineplex.

(viii)
The amounts represent payment for the bid to acquire 10% noncontrolling interest from Poly Film Investment Co., Ltd.

        All the amounts due from related parties are unsecured, non-interest bearing and due on demand.

        As of December 31, 2009 and September 30, 2010, the following subscription receivable was due from a related party:

	December 31, 2009	September 30, 2010
Subscription receivable from Mr. Jeffrey Chan	—	400,000

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

29. RELATED PARTY BALANCES AND TRANSACTIONS (Continued)

        As of December 31, 2009 and September 30, 2010, the following balances were due to the related parties:

	December 31, 2009	September 30, 2010
Amounts due to Poly Film(i)	454,000	462,611
Amounts due to Mr. Dong Yu(ii)	556,528	3,127,807
Amounts due to Mr. Hai Yu(iii)	27,269	5,074
Amounts due to Wisdom Sea	4	—
Amounts due to HuBei Film Distribution(iv)	—	522,302
Amounts due to Wuhan Lianzhong(v)	—	551,402

	1,037,801	4,669,196

(i)
The amounts represent dividend declared to Poly Film.

(ii)
The amounts represent dividends payable and other payments of operating expense and purchases that need to be reimbursed by the Group to Mr. Dong Yu.

(iii)
The amounts represent dividends payable to Mr. Hai Yu.

(iv)
The amounts represent the loan from HuBei Film Distribution.

(v)
The amounts represent payables for film projection equipment purchased from Wuhan Lianzhong.

        All the amounts due to related parties are unsecured and non-interest bearing.

        In September 2010, Beijing Bona Cineplex entered into a management service agreement with Bona Starlight Cineplex, a development stage movie theater operator in the PRC whose principal shareholders include Mr. Dong Yu. Under the terms of this agreement, the Group licensed the "Bona" brand to Bona Starlight Cineplex and became the exclusive provider of management services for its current and future movie theaters. The Group is also entitled to receive a share of the box office receipts and advertising revenues of Bona Starlight Cineplex's movie theaters. During the nine-month period ended September 30, 2010, the Group did not provide services or generate revenue under this agreement.

30. SEGMENT INFORMATION

        The Group's chief operating decision maker ("CODM") is the Chief Executive Officer who as of September 30, 2010 reviews the results of three operating segments when making decisions about allocating resources and assessing performance. The segments are film distribution, film investment and production, movie theater, and talent agency.

        The film distribution segment generates revenue from external customers. Its revenues comprise the Group's share of movie theater box office sales for the Group's distribution services and, to the extent the Group has distribution rights outside the PRC, the revenues the Group derives from those arrangements.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

30. SEGMENT INFORMATION (Continued)

        Its cost of revenues includes:

  (1)
  the amortization of the cost of acquiring the distribution right and the participation right; and

  (2)
  the amount that the Group remits to the producers when they are entitled to share the box office sales with the Group based on the distribution arrangement. In the case where the Group produces the film, this amount includes any amount paid by the distribution entities to producing entities within the Group.

        The film investment and production segment generates revenues both from external customers and, through inter-segment transactions, from the Group's own distribution entities.

        The film investment and production segment generates revenues from external customers where the Group invested in a film and TV series but does not act as the principal distributor. For films in which the Group acquires all or part of the copyright, these include revenues from the sale of distribution rights and licensing fees to third-party distributors. For films in which the Group does not acquire any copyright, these include revenues from the Group's share of the net profit from distribution agreements with third-party producers.

        Revenue from internal customers comprises revenues received from the distribution entities within the Group who distribute the film.

        Its cost of revenues includes the amortization of production costs.

        The talent agency segment generates revenues from external customers for its talent agency related business. The movie theater segment generates admissions and concession revenues at the box office from external customer, and other revenues which primarily consist of screen advertising revenues. Its cost of revenue mainly includes film rental costs.

        The profitability measure employed by the Group and its CODM for making decisions about allocating resources to segments and assessing segment performance is gross profit less film participation expense. Segments follow the same accounting policies as those described in Note 2.

        The Group's CODM does not assign assets to these segments. Currently, it is not practical to show assets by reportable segments.

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

30. SEGMENT INFORMATION (Continued)

        The following table presents selected financial information relating to the Group's segments:

	For the nine-month period ended September 30, 2009(1)
	Film distribution	Film investment and production	Talent agency	Intersegment elimination	Consolidated
Revenues from external customers	13,856,497	1,093,264	509,157	—	15,458,918
Intersegment revenues	—	4,848,709	—	(4,848,709)	—
Cost of revenues	(8,338,762)	(4,074,586)	(304,617)	4,848,709	(7,869,256)
Film participation expense	—	(356,406)	—	—	(356,406)

Segment profit	5,517,735	1,510,981	204,540	—	7,233,256

(1)
There was no movie theater segment in 2009 since the Group acquired those movie theaters in April 2010.

	For the nine-month period ended September 30, 2010
	Film distribution	Film investment and production	Talent agency	Movie theater	Intersegment elimination	Consolidated
Revenues from external customers	24,730,791	2,043,669	1,814,654	6,395,854	—	34,984,968
Intersegment revenues	135,839	10,196,200	—	—	(10,332,039)	—
Cost of revenues	(14,757,977)	(8,708,577)	(1,105,732)	(3,060,435)	10,332,039	(17,300,682)
Film participation expense	—	(739,222)	—	—	—	(739,222)

Segment profit	10,108,653	2,792,070	708,922	3,335,419	—	16,945,064

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

30. SEGMENT INFORMATION (Continued)

        Reconciliation from consolidated segment profit to consolidated financial statements:

	Nine-month period ended September 30,
	2009	2010
Consolidated segment profit	7,233,256	16,945,064
Sales and marketing	(3,995,075)	(4,918,384)
General and administrative	(2,459,510)	(6,114,352)
Government subsidies	—	271,702
Net interest and exchange loss	5,368	569,632
Changes in fair value of warrants	119,451	—
Gain on extinguishment of liability	—	488,799
Changes in fair value of derivatives	393,000	(14,528,000)

Income (loss) before income tax provision	1,296,490	(7,285,539)

Geographical information

        The Group operates in the PRC and all of the Group's long lived assets are located in the PRC.

        Revenues, classified by the major geographic areas in which the Group's customers are located (based on the address of the customer who contracted with the Group), were as follows:

	Nine-month period ended September 30,
	2009	2010
Revenues from the PRC	15,192,617	29,761,096
Revenues from countries other than the PRC	266,301	5,223,872

Total	15,458,918	34,984,968

31. SUBSEQUENT EVENTS

        The Group has evaluated events subsequent to the balance sheet date of September 30, 2010 through December 6, 2010, the date the unaudited condensed consolidated financial statements were available to be issued.

16 to 1 share exchange

        In anticipation of the initial public offering, a holding company, Bona Film Group Limited (the "Company") was established in the Cayman Islands in July 2010. The Company becomes the ultimate holding company of Bona International upon the completion of a 16 to 1 share exchange on November 10, 2010 with the existing shareholders of Bona International for all shares of equivalent classes in Bona International, which was treated as a reorganization of entities under common control

BONA FILM GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2010

(In U.S. dollars, except share and per share data)

31. SUBSEQUENT EVENTS (Continued)

in a manner akin to a pooling-of-interest as if the Company had always existed and owned Bona International from the date of the establishment of Bona International. This share exchange has been reflected retrospectively as if the share capital after the share exchange were the historical share capital for all the periods presented.

Series B-2 Conversion Price Adjustment

        The Company and the Series B-2 shareholders reached a mutual agreement in November 2010 on the 2009 net profit (net profit of the 12 months ended March 31, 2010), and no adjustment to the conversion price was required or made.

Additional Authorized Shares

        In November 2010, the Company's board of directors authorized the issuance of additional 4,000,000 ordinary shares upon exercise of awards granted under the 2010 share incentive plan.

Agreement with Bona Starlight Cineplex

        In addition to the management service agreement entered into with Bona Starlight Cineplex in September 2010, the Company entered into another separate agreement with Starlight Cineplex in November 2010, under which the Company has a right of first refusal with respect to transfers of movie theaters developed by Bona Starlight Cineplex and right of first refusal with respect to transfers of shares of Bona Starlight Cineplex.

Acquisition of 10% equity interest in PolyBona Film Distribution

        On November 22, 2010, the Company made a successful bid to acquire the 10% equity interest in PolyBona Film Distribution from Poly Film, which is an unaffiliated third party. Since the completion of the acquisition in December 2010, the Company has been entitled to 100% of the economic interests of PolyBona Film Distribution.

Settlement of loans to related parties

        As of September 30, 2010, the Company had loans totaling $3.7 million to Mr. Dong Yu and also owed him $3.1 million for operating expenses and purchases made by him on behalf of the Company. In November 2010, the Company settled these amounts by setting off these balances and receiving the remaining amount from Mr. Yu.

        As of September 30, 2010, the Company had subscription receivable totaling $0.4 million from Mr. Jeffrey Chan, which he repaid in November 2010.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF BEIJING BONA
INTERNATIONAL CINEPLEX INVESTMENT & MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

        We have audited the accompanying consolidated and combined balance sheets of Beijing Bona International Cineplex Investment & Management Ltd., its subsidiaries and Beijing Bona Youtang Cineplex Management Co., Ltd. (collectively, "Bona Cineplex") as of December 31, 2008 and 2009, and the related consolidated and combined statements of operations, equity and comprehensive loss, and cash flows for each of the two years ended December 31, 2009. These consolidated and combined financial statements are the responsibility of Bona Cineplex's management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

        We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free of material misstatement. Bona Cineplex is not required to have, nor were we engaged to perform, an audit of Bona Cineplex's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bona Cineplex's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated and combined financial statements present fairly, in all material respects, the financial position of Bona Cineplex as of December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People's Republic of China
July 21, 2010

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

CONSOLIDATED AND COMBINED BALANCE SHEET

(In U.S. dollars)

	As of December 31,
	2008	2009
ASSETS
Current assets:
Cash and cash equivalents	266,298	743,643
Accounts receivable (net of allowance for doubtful accounts of $nil as of December 31, 2008 and 2009)	10,063	319,264
Inventories	18,755	69,969
Prepaid expenses and other current assets	1,133,946	1,465,247
Amounts due from related parties	918,288	180,788

Total current assets	2,347,350	2,778,911

Property and equipment, net	3,128,274	11,046,144
Long term investment	117,051	—

TOTAL ASSETS	5,592,675	13,825,055

Current liabilities:
Accounts payable	1,383,128	4,466,421
Deferred revenues	149,645	861,159
Accrued expenses and other current liabilities	408,550	2,971,915
Amounts due to related parties	1,834,225	5,278,093

Total current liabilities	3,775,548	13,577,588

Total liabilities	3,775,548	13,577,588

Commitments (Note 9)
Equity:
Beijing Bona International Cineplex Investment & Management Company Ltd. shareholders' equity:
Paid-in capital	2,473,809	2,473,809
Beijing Bona Youtang Cineplex Management Co., Ltd. shareholders' equity:
Paid-in capital	—	146,340
Statutory reserve	—	13,140
Accumulated other comprehensive income	408,829	419,965
Accumulated deficits	(1,065,511)	(2,957,404)

Total Beijing Bona International Cineplex Investment & Management Company Ltd. and Beijing Bona Youtang
Cineplex Management Co., Ltd. shareholders' equity	1,817,127	95,850

Noncontrolling interests	—	151,617
Total equity	1,817,127	247,467

TOTAL LIABILITIES AND EQUITY	5,592,675	13,825,055

The accompanying notes are an integral part of these consolidated financial statements.

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS

(In U.S. dollars)

	For the year ended, December 31
	2008	2009
Net revenues	1,204,903	4,031,782
Cost of revenues	559,460	1,923,257

Gross profit	645,443	2,108,525

Operating expenses:
Selling and marketing	1,093,402	2,784,656
General and administrative	347,287	1,527,875

Total operating expenses	1,440,689	4,312,531

Loss from operations	(795,246)	(2,204,006)

Interest income	1,212	5,084
Loss on disposal of investment	—	(65,875)
Other income	1,260	372,045

Loss before provision for income tax	(792,774)	(1,892,752)
Provision for income tax	—	—

Net Loss	(792,774)	(1,892,752)

Less: Net loss attributable to noncontrolling interests	—	(13,999)

Net loss attributable to shareholders of Beijing Bona International Cineplex Investment & Management Company Limited and Beijing Bona Youtang Cineplex Management Co., Ltd.	(792,774)	(1,878,753)

The accompanying notes are an integral part of these consolidated and combined financial statements.

 BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

CONSOLIDATED AND COMBINED STATEMENT OF
EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars)

	Beijing Bona International Cineplex Investment & Management Company Ltd. and Beijing Bona Youtang Cineplex management Co., Ltd. shareholders' equity
	Beijing Bona International Cineplex Investment & Management Co., Ltd. Paid-in capital	Beijing Bona Youtang Cineplex management Co., Ltd. Paid-in capital	Beijing Bona Youtang Cineplex management Co., Ltd. Statutory reserve	Accumulated deficits	Accumulated other comprehensive income	Total	Noncontrolling interests	Total equity	Total comprehensive loss
Balance at January 1, 2008	2,473,809	—	—	(272,737)	252,893	2,453,965	—	2,453,965
Net loss	—	—	—	(792,774)	—	(792,774)	—	(792,774)	(792,774)
Foreign currency translation adjustments	—	—	—	—	155,936	155,936	—	155,936	155,936

Balance at December 31, 2008	2,473,809	—	—	(1,065,511)	408,829	1,817,127	—	1,817,127	(636,838)

Capital contribution	—	146,340	—	—	—	146,340	—	146,340
Capital contribution from noncontrolling shareholder	—	—	—	—	—	—	165,622	165,622
Net loss	—	—	—	(1,878,753)	—	(1,878,753)	(13,999)	(1,892,752)	(1,892,752)
Transfer statutory reserve	—	—	13,140	(13,140)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	11,136	11,136	(6)	11,130	11,130

Balance at December 31, 2009	2,473,809	146,340	13,140	(2,957,404)	419,965	95,850	151,617	247,467	(1,881,622)

The accompanying notes are an integral part of these consolidated and combined financial statements.

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

CONSOLIDATED AND COMBINED STATEMENT OF CASH FLOWS

(In U.S. dollars)

	For the year ended, December 31
	2008	2009
Cash flows from operating activities:
Net loss	(792,774)	(1,892,752)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	338,587	776,398
Loss on disposal of property and equipment	—	15,430
Investment loss from disposal of cost method investment	—	65,875
Changes in operating assets and liabilities:
Accounts receivable	(9,903)	(243,494)
Prepaid expenses and other current assets	(854,969)	(344,427)
Amount due from related parties	1,839,451	738,047
Inventories	(12,359)	(51,175)
Accounts payable	(185,607)	21,067
Accrued expenses and other current liabilities	331,469	3,272,967
Amount due to related parties	336,957	3,440,687

Net cash provided by operating activities	990,852	5,798,623

Cash flows from investing activities:
Purchase of property and equipments	(1,022,759)	(5,643,785)

Net cash used in investing activities	(1,022,759)	(5,643,785)

Cash flows from financing activities:
Capital contribution	—	146,340
Capital contribution from noncontrolling interests	—	165,622

Net cash provided by financing activities	—	311,962

Effect of exchange rate changes	18,704	10,545

Increase (decrease) in cash	(13,203)	477,345
Cash and cash equivalents at the beginning of the year	279,501	266,298

Cash and cash equivalents at the end of the year	266,298	743,643

Supplement disclosure of cash flow information:
Income taxes paid	—	—
Interest paid	—	—

The accompanying notes are an integral part of these consolidated and combined financial statements.

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(In U.S. dollars)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        Beijing Bona International Cineplex Investment & Management Company Limited ("Beijing Bona Cineplex") was incorporated in Beijing, the People's Republic of China ("PRC") as a limited liability company on November 14, 2005. Beijing Bona Cineplex is mainly engaged in the motion picture exhibition industry, and operates 5 movie theaters located in PRC. 100% of the equity interest of Bona Cineplex was owned by Mr. Dong Yu, the Founder, and his family since its incorporation.

        Beijing Bona Youtang Cineplex Management Co., Ltd. ("Bona Youtang") was incorporated in the PRC as a limited liability company on April 13, 2009. Bona Youtang is mainly engaged in the motion picture exhibition industry, and operates Youtang Cinema located in Beijing, PRC. 100% of the equity interest of Bona Youtang was owned by Mr. Dong Yu, the Founder since its incorporation.

        In April 2010, both of Beijing Bona Cineplex and Bona Youtang (collectively, "Bona Cineplex") were acquired by Bona Film Group Limited. Beijing Bona Cineplex and Bona Youtang do not have an ownership interest in each other and there is no parent/subsidiary relationship between them. As both Beijing Bona Cineplex and Bona Youtang were under the common control of Mr. Dong Yu, consolidated and combined financial statements of Bona Cineplex are presented. All transactions, balances, income and expenses between the combining entities are eliminated in full on combination.

        As of December 31, 2009, details of the Bona Cineplex's subsidiaries were as follows:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of legal ownership
Shanghai Bona Yin Xing Cinema Ltd. ("Shanghai Cinema")	March 05, 2008	PRC	60%
Shijiazhuang Bona Cinema Investment and Management Ltd. ("Shijiazhuang Cinema")	August 27, 2009	PRC	100%
Shenzhen Bona Cinema Investment and Management Ltd. ("Shenzhen Cinema")	December 21, 2009	PRC	100%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The consolidated and combined financial statements of Bona Cineplex have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP").

Principles of combination

        The consolidated and combined financial statements include the financial statements of Beijing Bona Cineplex, its subsidiaries and Bona Youtang. All intercompany transactions and balances are eliminated on combination.

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

        Revenues are recognized when admissions and concession sales are received at the box office. Other revenues primarily consist of screen advertising. Screen advertising revenues are recognized over the period that the related advertising is delivered on-screen or in-theatre. Bona Cineplex records proceeds from the sale of prepaid membership cards and other prepaid certificates in deferred revenues and recognizes admissions revenue and concession revenue when the card or certificate is consumed. Bona Cineplex recognizes unredeemed prepaid certificates as revenue upon expiration of the membership cards or certificates.

Cost of revenue

        Film rental costs are accrued based on the applicable mutually agreed upon specified percentage of box office receipts, which is established prior to the opening of the film.

Lease accounting

        Bona Cineplex evaluates each lease for classification as either a capital lease or an operating lease. If substantially all of the benefits and risks of ownership have been transferred to the lessee, Bona Cineplex records the lease as a capital lease at its inception. Bona Cineplex performs this evaluation at the inception of the lease and when a modification is made to a lease. If the lease agreement calls for a scheduled rent increase during the lease term, Bona Cineplex recognizes the lease expense on a straight-line basis over the lease term as deferred lease expense. Bona Cineplex determines the straight-line rent expense impact of an operating lease upon inception of the lease. In leases containing both scheduled rent increases and contingent rents on the box office sales, only the fixed component of the lease payments are recognized on a straight-line basis over the lease term. Contingent rents are expensed or accrued in the period when the box office sales are recognized.

Deferred Revenues

        Advances collected from customers for the sale of prepaid membership cards and other prepaid certificates are recorded as deferred revenues. The advances collected will be recognized as admissions and concession revenue when the card or certificate is consumed.

Business tax and film industry development fund levy

        Bona Cineplex is subject to business taxes at the rate of 3.3% and mandatory contribution to film industry development fund levy at the rate of 5% on box office receipts and the related revenues are presented net of business taxes and mandatory contribution to film industry fund incurred. Business taxes deducted in arriving net revenue during 2008 and 2009 totaled $39,992 and $137,731, respectively. Mandatory contribution to film industry development fund during 2008 and 2009 totaled $54,936 and $191,250, respectively.

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

        The preparation of the consolidated and combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in Bona Cineplex's financial statements include useful lives and impairment of property and equipment, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Impairment of long-lived assets

        Bona Cineplex reviews its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, Bona Cineplex measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, Bona Cineplex would recognize an impairment loss as the excess of carrying amount over fair value of the assets.

Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand and demand deposits which unrestricted as to withdrawal and use, and have maturities of three months or less.

Accounts receivable

        Accounts receivable are stated at the amount Bona Cineplex expects to collect. Bona Cineplex maintains allowances for doubtful accounts for estimated losses. Management considers the following factors when determining the collectability of specific accounts: credibility of the clients, aging of the receivables and other specific circumstances related to the accounts. Allowance for doubtful accounts was $nil for both of 2008 and 2009.

Property and equipment, net

        Property and equipment, net, which include amounts recorded under capital lease, are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Equipment and furniture	5 years
Leasehold improvements	Shorter of the lease terms or the estimated useful lives of the assets

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

        Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated and combined financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Foreign currency translation

        The functional currency of Bona Cineplex is the Renminbi ("RMB").

        Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

        Bona Cineplex's entities with functional currency of RMB translate their operating results and financial position into the U.S. dollar, Bona Cineplex's reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income.

Comprehensive income

        Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the combined statement of equity and comprehensive income.

Fair value of financial instruments

        Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and amounts due from/to related parties. The carrying values of these financial instruments approximate their fair values due to short-term maturities.

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value

        Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, Bona Cineplex considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

  •
  Level 1-inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

  •
  Level 2-inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based calculation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3-inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, is counted cash flow models, and similar techniques.

Recently issued accounting standards not yet adopted

        In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

share. Bona Cineplex does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

        In January 2010, the FASB issued authoritative guidance on accounting for distributions to shareholders with components of stock and cash. The objective of this new guidance is to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of accounting treatment of equity and earnings per share. This new guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. Bona Cineplex does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

        In January 2010, the FASB issued authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies certain conditions, which need to apply to this guidance, and it also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. Bona Cineplex does not expect the adoption of this pronouncement to have a significant impact on its financial condition or results of operations.

        In April 2010, the FASB issued an authoritative pronouncement on effect of denominating the exercise price of a share-based payment award in the currency of the market in which the underlying equity securities trades and that currency is different from (1) entity's functional currency, (2) functional currency of the foreign operation for which the employee provides services, and (3) payroll currency of the employee. The guidance clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should be considered an equity award assuming all other criteria for equity classification are met. The pronouncement will be effective for interim and annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. Bona Cineplex is in the process of evaluating the effect of adoption of this pronouncement.

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following:

	As of December 31,
	2008	2009
Advance to suppliers	138,339	424,308
Short-term deposits	841,602	718,327
Advances to employees	78,208	152,042
Prepaid rental expenses	75,596	118,504
Receivable from sale of cost method investment	—	51,258
Other current assets	201	808

	1,133,946	1,465,247

        Short-term deposits represent the deposits for operating equipments and rental.

4. COST METHOD INVESTMENT

	For the years ended December 31,
	2008	2009
Beginning balance as of January 1	117,051	117,051
Loss on disposal of investment	—	(65,875)
Disposal receivable	—	(51,236)
Exchange difference	—	60

Ending balance as of December 31	117,051	—

        In March 2006, Bona Cineplex invested in 4% of the equity interest of Beijing Oriental Mingjiang Cineplex Investment & Management Co., Ltd.("Oriental Mingjiang"). Bona Cineplex had no ability to exercise significant influences over the investee, therefore, the investment was accounted for using the cost method of accounting.

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

5. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net consists of the following:

	As of December 31,
	2008	2009
Equipment and Furniture	1,427,075	3,501,951
Leasehold improvements	2,095,499	8,709,103

Total	3,522,574	12,211,054
Less: accumulated depreciation	(394,300)	(1,164,910)

Property and equipment, net	3,128,274	11,046,144

        Depreciation expenses for the years ended December 31, 2008 and 2009 were $338,587 and $776,398, respectively.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2008	2009
Payables for rental fees	327,133	1,184,744
Loan from third parties	—	1,567,035
Accrued payroll and welfare	25,216	91,345
Deposits payables	1,222	33,952
Other tax payable	26,698	64,329
Other current liabilities	28,281	30,510

Total accrued expenses and other current liabilities	408,550	2,971,915

        Loan from third parties represented for the amounts due to third parties for working capital with no interest, and the balance has been paid in 2010.

7. INCOME TAXES

        Bona Cineplex and its subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC and various local income tax laws ("Income Tax Laws"). Pursuant to the PRC Income Tax Laws, the enterprises are subject to income tax at a statutory rate of 25% on PRC taxable income pursuant to the Enterprise Income Tax Law which became effective on January 1, 2008 (the "New EIT Law").

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

7. INCOME TAXES (Continued)

        The principle components of Bona Cineplex's deferred income tax assets and liabilities are as follows:

	December 31,
	2008	2009
Deferred tax assets
Property and equipment	27,132	83,213
Accrued Payroll	6,344	16,937
Advertisement Fee	—	408
Net operating loss carry forwards	170,359	545,046

Total deferred tax assets	203,835	645,604
Less: valuation allowance	(203,835)	(645,604)

Net deferred tax assets	—	—

        Bona Cineplex had net operating losses of $ 681,438 and $2,180,185 from Bona Cineplex's PRC entities as of December 31, 2008 and 2009. The net operating loss carry forwards generated by a particular entity in Bona Cineplex cannot be transferred or utilized by other entities within Bona Cineplex. As of December 31, 2008 and 2009, valuation allowance was $203,835 and $645,604, respectively, which were provided against deferred tax assets arising from net operating losses of these PRC entities due to the uncertainty of realization.

        The net operating loss carry forwards for Bona Cineplex's PRC entities as of December 31, 2009 will expire on various dates through 2014.

PRC—continued

        A reconciliation between the provision for income tax computed by applying statutory PRC enterprise income tax rate of 25% in 2008, 2009 and thereafter, and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2008	2009
Net loss before provision for income taxes	(792,774)	(1,892,752)
Statutory tax rates in the PRC	25%	25%
Income tax at statutory tax rate	(198,194)	(473,188)
Expenses not deductible for tax purposes	50,190	98,820
Effect of income tax rate difference in other jurisdiction	(35,783)	(67,400)
Changes of valuation allowance	183,787	441,768

Income tax benefits	—	—

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

7. INCOME TAXES (Continued)

        Bona Cineplex did not identify significant unrecognized tax benefits for years ended December 31, 2008 and 2009. Bona Cineplex did not incur any interest and penalties related to potential underpaid income tax expenses.

8. RELATED PARTY BALANCES AND TRANSACTIONS

        Nature of the relationships with related parties:

Name	Relationship with the Company
Mr. Dong Yu	Bona Cineplex's shareholder
Bona Film Group Limited ("Bona Film")	Controlled by the shareholder of Bona Cineplex
(a)
As of December 31, 2008 and 2009, Bona Cineplex had the following outstanding balances with its related parties:

	December 31,
	2008	2009
Amounts due from related parties:
Mr. Dong Yu and his family	918,288	180,788

	December 31,
	2008	2009
Amounts due to related parties:
Mr. Dong Yu	527,247	1,738,260
Bona Film	1,306,978	3,539,833

	1,834,225	5,278,093

  The amounts due from related parties are due on demand, non-interest bearing, and are uncollateralized.

(b)
Paid film rental cost consists of the following:

	For the years ended December 31,
	2008	2009
Bona Film	46,109	358,549

	46,109	358,549

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

9. COMMITMENTS

Operating lease as lessee

        Bona Cineplex leases certain office premises under non-cancellable leases, which expire through 2027 and are renewable upon negotiation. Rental expense under operating leases for the years ended December 31, 2008 and 2009 was $580,682 and $2,075,581, respectively.

        Future minimum payments under non-cancellable operating leases as of December 31, 2009 are as follows:

Year 2010	3,391,066
Year 2011	3,391,066
Year 2012	3,391,066
Year 2013	3,391,066
Year 2014 and thereafter	40,842,479

Total	54,406,743

10. STATUTORY RESERVES

        As stipulated by the relevant laws and regulations in the PRC, each entity of Bona Cineplex is required to maintain non-distributable reserves which include a statutory surplus reserve and a statutory public welfare reserve. Subject to certain cumulative limits, the statutory surplus reserve requires annual appropriations of 10% of profit after taxes as reported in Group's statutory financial statements prepared under accounting principle general accepted in PRC. An amount to be appropriated to the statutory public welfare reserve is to be determined at the discretion of Bona Cineplex's boards of directors. These reserves can only be used for the specified purposes and once appropriated, the amounts are not available for future distribution to owners. The statutory surplus reserve may be applied against prior year losses, if any, and may be applied to increase capital upon the boards of directors' approval.

        Total amount appropriated to statutory reserves was $nil and $13,140 for the year ended December 31, 2008 and 2009, respectively.

11. EMPLOYEE BENEFIT PLAN

        Full time PRC employees of Bona Cineplex are eligible to participate in a government-mandated defined contribution plan under which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to these employees. The PRC labor regulations require Bona Cineplex to accrue for these benefits based on a percentage of each employee's salary. Total provisions for employee benefits were $42,413 and $163,616 for the year ended December 31, 2008 and 2009, respectively, were reported as a component of general and administrative expense when incurred.

BEIJING BONA INTERNATIONAL CINEPLEX INVESTMENT
& MANAGEMENT COMPANY LIMITED
AND BEIJING BONA YOUTANG CINEPLEX MANAGEMENT CO., LTD

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (Continued)

(In U.S. dollars)

12. OTHER INCOME

        In July 2009, Bona Youtang received $365,979 subsidy from Beijing Municipal Bureau of Culture as the government supports to the newly established cineplex. This government subsidy is recognized as subsidy income when it was received as Bona Cineplex does not have further obligation to earn this subsidy. Bona Cineplex also earned other miscellaneous income of $1,260 and $6,066 for the years ended December 31, 2008 and 2009, respectively.

13. SUBSEQUENT EVENTS

        Bona Cineplex has evaluated events subsequent to the balance sheet date of December 31, 2009 through July 21, 2010, the date the consolidated and combined financial statements were available to be issued.

BONA FILM GROUP

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My Name Is Fame
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父子
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Through and including January 2, 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securites, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

11,740,000 American Depositary Shares

Bona Film Group Limited

Representing 5,870,000 Ordinary Shares

PROSPECTUS

BofA Merrill Lynch		J.P. Morgan
CICC
Piper Jaffray		Cowen and Company

December 8, 2010